hannover re

02 MAY -2 AM 8:54



02028769

SUPPL

VIA COURIER
Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.

Washington, D.C. 20549
U.S.A.

Re: Hannover Rückversicherungs-AG
Rule 12g3 - 2 (b) under the Securities
Exchange Act of 1934 -
File No. 82-4627

April 25, 2002

PROCESSED
MAY 14 2002
THOMSON
FINANCIAL

Ladies and Gentlemen:

Reference is made to file no. 82-4627 and the exemption granted to Hannover Rückversicherungs-AG in connection with an American Depositary Receipt program.

In compliance with its duty to furnish to the Security and Exchange Commission the information as described in clauses (a), (b) and (c) of sub-paragraph (b) (1) (i) of Rule 12g3-2 after such information is made or is required to be made public by the company, Hannover Rückversicherungs-AG herewith submits a German and English version of our latest press release on our annual report 2001. The printed version of the report is not yet available; we have enclosed the draft versions in both German and English and will forward the final copies as soon as possible.

Please contact the right undersigned by calling +49-511-5604-1729 if you have any questions or comments regarding the foregoing.

Best regards,

Ralf Arndt

Iris Garbers

Enclosures

Hannover Rückversicherungs-AG

P.O. Box 61 03 69
30603 Hannover, Germany
Karl-Wiechert-Allee 50
30625 Hannover, Germany
Telephone +49/511/56 04-0
Fax +49/511/56 04-11 88
www.hannover-re.com

Bericht über das **GESCHÄFTSJAHR**

2001

des Hannover Rück-Konzerns

hannover **rück**

KENNZAHLEN *des Hannover Rück-Konzerns*

in Mio. EUR	2001	+/- Vorjahr	2000	1999
Verrechnete Bruttoprämien	11 507,5	38,3 %	8 320,5	6 706,3
Verdiente Nettoprämien	6 496,1	24,7 %	5 210,2	4 179,9
Versicherungstechnisches Ergebnis	-878,2	95,5 %	-449,2	-394,7
Kapitalanlageergebnis	945,7	8,9 %	868,7	828,2
Ergebnis der normalen Geschäftstätigkeit	67,5	-83,9 %	419,5	433,4
Jahresüberschuss	11,1	-97,0 %	364,9	201,6
Kapitalanlagen	12 127,2	18,9 %	10 200,5	9 855,1
Eigenkapital	1 672,0	6,3 %	1 573,4	1 235,7
Versicherungstechnische Rückstellungen (netto)	16 984,7	31,1 %	12 953,3	10 703,1
Nettoportefeuillewert Personen-Rückversicherung	1 056,0	20,8 %	874,0	609,0
Gewinn je Aktie (verwässert) in EUR	0,34	-97,3 %	12,38	6,86
Dividende in Mio. EUR	–	–	100,0	71,5
Dividende je Aktie in EUR	–	–	3,64	2,91
Eigenkapitalrendite (nach Steuern)	0,7 %		26,0 %	17,1 %
Selbstbehalt	61,7 %		63,7 %	62,0 %
*Schadenquote**	99,4 %		90,1 %	83,3 %
Kostenquote*	16,3 %		18,7 %	25,0 %
Kombinierte Schaden-/Kostenquote*	115,7 %		108,8 %	108,3 %

** ohne Personen-Rückversicherung und auf der Basis der verdienten Nettoprämie*

Verehrte Aktionäre, sehr geehrte Damen und Herren,



über einen Zeitraum von nunmehr sechs Jahren konnte ich Ihnen an dieser Stelle Jahr für Jahr Rekordergebnisse vermelden. Mit dem größten Schaden in der Geschichte der Versicherungswirtschaft – den Terroranschlägen in den USA am 11. September 2001 – wurde Ihre Gesellschaft allerdings von einem Ereignis getroffen, das sich gravierend auf das Ergebnis des Jahres 2001 ausgewirkt hat. Als einer der führenden Rückversicherer im internationalen Luftfahrtgeschäft sowie mit einem großen Geschäftsanteil in den USA überschreitet unsere Belastung aus diesem Akt terroristischen Vandalismus deutlich den von uns bisher in unseren Größtschadenszenarien für denkbar gehaltenen maximalen Schaden. Dank der bereits vor Jahren eingeleiteten Diversifizierungsstrategie konnten wir – im Gegensatz zum Großteil unserer Konkurrenten – jedoch einen Bilanzverlust vermeiden und sogar noch einen geringen Jahresüberschuss in Höhe von 11,1 Mio. EUR erwirtschaften. Wir sind aber erstmals nicht in der Lage, der Hauptversammlung eine Dividendenausschüttung vorzuschlagen.

Im Ergebnis bin ich stolz darauf, dass wir selbst ein solch unvorstellbares Ereignis verkraften konnten, ohne auf unser Eigenkapital zurückgreifen zu müssen. Deshalb konnten wir auch nach dem 11. September sehr gute Ratings seitens der Agenturen Standard & Poor's und A.M. Best aufrecht erhalten. Dies unterscheidet uns von vielen Konkurrenten und verschafft uns einen deutlichen Wettbewerbsvorteil – vor allem auf dem Markt der Schaden-Rückversicherung, auf dem es nach den Ereignissen vom 11. September stärker als je zuvor auf Sicherheit und optimale Kapitalausstattung ankommt. Diesen Wettbewerbsvorteil, der im gegenwärtigen deutlichen Marktaufschwung zu sehr guten Ertragschancen führt, wollen wir im Sinne unserer Aktionäre uneingeschränkt ausspielen. Aus heutiger Sicht werden wir in Zukunft wieder an das gewohnt hohe Ertragsniveau der vorausgegangenen Jahre anschließen und auch wieder eine attraktive Dividende zahlen können.

Trotz der Verluste aus den Terroranschlägen entwickelte sich unser Portefeuille im abgelaufenen Jahr erfreulich weiter. Erstmals überstieg die Bruttoprämie Ihrer Gesellschaft 10 Mrd. EUR, und zwar deutlich. Nach der in früheren Berichten wiederholt beschriebenen unattraktiven Marktphase der Schaden-Rückversicherung bis zum Jahr 2000 setzte im ersten Halbjahr eine deutliche Markterholung ein; diese hat sich nach dem 11. September noch kräftig verstärkt. Wir nutzten die sich aus dieser Entwicklung bietenden Möglichkeiten uneingeschränkt und wuchsen in profitablen Teilmärkten weit über dem Marktdurchschnitt.

Auch unsere sonstigen Geschäftsfelder konnten wir kräftig ausbauen. Besonders erfreulich entwickelte sich das Programmgeschäft. In diesem Segment etablierte sich die Inter Hannover – eine englische Tochtergesellschaft, die das Programmgeschäft in Europa entwickeln soll – in bemerkenswerter Weise. Das Prämienvolumen dieser Gesellschaft stieg um 74 %. Wir fühlen uns bereits kurz nach Aufnahme dieses Geschäfts in Europa in unserer Auffassung bestätigt, dass Programmgeschäft nicht nur in den USA erfolgreich betrieben werden kann.

Entsprechend den Ereignissen im Berichtsjahr waren die Ergebnisse der Geschäftsfelder von unterschiedlicher Qualität. Nur durch die gute Entwicklung der Personen- und Finanz-Rückversicherung und des Programmgeschäfts war es Ihrer Gesellschaft möglich, auch im Berichtsjahr ein ausgeglichenes Ergebnis auszuweisen.

Die Personen-Rückversicherung konnte das Ergebnis vor Steuern erneut kräftig steigern. In diesem Geschäftsfeld ist zusätzlich die nicht in der Gewinn- und Verlustrechnung des Konzerns enthaltene Veränderung des Portefeuillewerts als Wertsteigerung zu berücksichtigen. Das Programmgeschäft hat nach den unbefriedigenden Ergebnissen des Vorjahres im Berichtsjahr mit einem positiven Ergebnis dazu beigetragen, die Belastungen aus der Schaden-Rückversicherung auszugleichen. Auch die Finanz-Rückversicherung – unser renditestärkstes Geschäftsfeld – konnte im Berichtsjahr erneut das bereits hohe operative Ergebnis des Vorjahres steigern.

Auf den Finanzmärkten war 2001 ein schwieriges Jahr. Nachdem die Talsohle im Vorjahr erreicht schien, waren in der ersten Jahreshälfte auf den Aktienmärkten nur geringe Bewegungen zu verzeichnen. Die Rentenmärkte standen unter dem Einfluss der Senkung der Leitzinssätze der Zentralbanken. Ausgesprochen negativ wirkte sich in diesem ohnehin schwierigen Umfeld der Einbruch der Börsen nach dem 11. September aus. Insgesamt stieg unser Kapitalanlageergebnis zwar nochmals; dies ist jedoch ausschließlich auf die Erhöhung unseres Anlagebestandes und der dadurch gestiegenen ordentlichen Erträge zurückzuführen.

Die Kursentwicklung unserer eigenen Aktie konnte bis Anfang September als relativ zufrieden stellend bezeichnet werden. Erst im Sog der Ereignisse des 11. September verlor sie massiv an Wert und fiel am 21. September mit 38,51 EUR auf ihren tiefsten Stand seit Mitte 1997. Eine gewisse Erholung trat bis zum Jahresende ein; der Kurs erreichte allerdings noch nicht wieder das Niveau vor dem 11. September. Durch eine intensive Informationspolitik versuchten wir in den folgenden Monaten, das Vertrauen in unsere Aktie zu stärken und zur Werterholung beizutragen. Gelungen ist uns dies nachhaltig erst in den ersten Monaten des laufenden Jahres, in denen wir durch nochmals intensivierte Investor Relations-Aktivitäten auch in neuen Märkten wie Skandinavien, Benelux und Asien Nachfrage nach unserer Aktie generieren konnten.

Licht und Schatten liegen auch in unserem Geschäft häufig nahe beieinander. 2001 überwog der Schatten; bemerkenswert Positives kann ich Ihnen jedoch aus der Erneuerung eines Großteils unseres Geschäfts in der Schaden-Rückversicherung zum 1. Januar 2002 berichten. Die Ereignisse des 11. September und ihre Auswirkung auf das Konditions- und Ratenniveau sowie die allgemein schon vor den Terroranschlägen zu verzeichnende Tendenz der sich verhärtenden Märkte führt zu außerordentlich günstigen Geschäftsaussichten. Wir gehen davon aus, dass wir – einen normalen Verlauf der Großschadenentwicklung und der Kapitalmärkte vorausgesetzt – die Verluste des 11. September spätestens binnen drei Jahren zurückverdienen können. Da wir frühzeitig die neuen Marktchancen erkannten, haben wir bereits im vierten Quartal des Berichtsjahres begonnen, unsere Zeichnungen im Schaden-Rückversicherungsbereich stark auszuweiten. Neben der Steigerung der

Profitabilität unseres Portefeuilles konnten wir unseren Marktanteil in den wichtigsten Marktsegmenten kräftig ausbauen.

Um Ihnen bereits heute einen Eindruck über die derzeitigen Chancen der Schaden-Rückversicherung zu geben, erlaube ich mir, einige Marktbewegungen etwas genauer zu erläutern:

Das Volumen im Luftfahrtgeschäft – hier waren im Berichtsjahr hohe Schadenbelastungen zu verkraften – werden wir im laufenden Jahr fast verdreifachen können. Diese Ausweitung des Geschäfts ist zwar auch auf eine Ausweitung unseres Portefeuilles zurückzuführen, aber – und dies ist besonders erfreulich – überwiegend auf Prämienerhöhungen aus bestehenden Verbindungen bei durchweg eingeschränktem Deckungsumfang. Risiken, wie z. B. Schäden aus Terrorismus, die in der Vergangenheit prämienfrei mitversichert wurden, rückversichern wir heute nur noch auf separater Basis und zu auskömmlichen Prämien.

Auch in dem außerhalb der Luftfahrtsparte stark betroffenen Londoner Markt, in dem wir einer der Marktführer sind, werden wir im laufenden Jahr eine Verdoppelung des Prämienvolumens erreichen können. In unserem größten Markt – dem nordamerikanischen – rechnen wir für 2002 ebenso mit einer Steigerung unseres Prämienvolumens von mehr als 70 %. Wir sind hier seit langem wieder in der Lage, die Profitabilität unseres Geschäftes deutlich zu steigern.

Zusammenfassend darf ich noch einmal festhalten, dass Ihre Gesellschaft vom starken Marktaufschwung während der Erneuerungsphase für 2002 voll profitierte und sowohl den Marktanteil und somit die Stellung im weltweiten Markt verbesserte, als auch besonders die Profitabilität steigern konnte. Eine normale Entwicklung auf der Schadenseite sowie auf den Kapitalmärkten unterstellt, sollte dies für das laufende Geschäftsjahr ein Anknüpfen an die Vorjahre und damit ein sehr gutes Ergebnis ermöglichen.

Verehrte Aktionäre, ich danke Ihnen auch im Namen meiner Vorstandskollegen für Ihr Vertrauen in die Hannover Rück. Ich versichere Ihnen, dass wir dieses Vertrauen rechtfertigen und alles daran setzen werden, den Wert Ihres Unternehmens nachhaltig zu steigern und damit die Grundlage für eine positive Entwicklung Ihres Aktienengagements zu legen.

Mit freundlichen Grüßen



Wilhelm Zeller
Vorsitzender des Vorstands

Aufsichtsrat

Wolf-Dieter Baumgartl Hannover Vorsitzender	Vorsitzender des Vorstands des HDI Haftpflichtverband der Deutschen Industrie V.a.G.
Dr. Paul Wieandt Hof/Saale stellv. Vorsitzender	Vorsitzender der Geschäftsleitung der SchmidtBank GmbH & Co. KGaA
Karola Böhme Barsinghausen*	
Dr. Horst Dietz Singapur	Region Manager North and Southeast Asia der ABB Asea Brown Boveri AG
Karl Heinz Midunsky München	Corporate Vice President and Treasurer der Siemens AG
Dr. Erwin Möller Hannover	Mitglied des Vorstands des HDI Haftpflichtverband der Deutschen Industrie V.a.G.
Ass. jur. Otto Müller Hannover*	
Ass. jur. Renate Schaper-Stewart Lehrte*	
Dr. Klaus Sturany Essen	Mitglied des Vorstands der RWE Aktiengesellschaft

*Arbeitnehmervertreter

Angaben zu den Mitgliedschaften in gesetzlich zu bildenden Aufsichtsräten und vergleichbaren Kontrollgremien anderer in- und ausländischer Wirtschaftsunternehmen entnehmen Sie bitte dem Bericht der Hannover Rückversicherungs-AG.

Vorstand

Wilhelm Zeller Burgwedel Vorsitzender	Programmgeschäft; Planung/Controlling, Investor Relations, Public Relations, Revision, Underwriting Services und Controlling; Personal; Unternehmensentwicklung
Dr. Wolf Becke Hannover	Personen-Rückversicherung weltweit
Jürgen Gräber Ronnenberg	Koordination der gesamten Nichtleben-Rückversicherung; Vertragsgeschäft der Schaden-Rückversicherung Nordamerika und anglophones Afrika, Kredit- und Kautionsgeschäft weltweit; Finanz-Rückversicherung weltweit
Herbert K. Haas Burgwedel (bis 31. Januar 2002)	Finanz- und Rechnungswesen, Kapitalanlagen; Informationsverarbeitung; Allgemeine Verwaltung
Dr. Andreas-Peter Hecker Hannover Stellv. Vorsitzender (bis 31. August 2001)	
Dr. Michael Pickel Gehrden (seit 1. Januar 2002 ordentliches Mitglied)	Vertragsgeschäft der Schaden-Rückversicherung Deutschland, Österreich, Schweiz und Italien; Nichtleben-Rückversicherung der HDI-Gruppe, Retrozessionen und Schutzdeckungen; Schadendienst; Recht
Dr. Detlef Steiner Hannover (bis 31. August 2001)	
André Arrago Hannover Stellv. Mitglied (seit 1. September 2001)	Vertragsgeschäft der Schaden-Rückversicherung arabische, romanische und lateinamerikanische Länder sowie Nord- und Osteuropa, Asien und Australasien
Dr. Elke König Hannover Stellv. Mitglied (seit 1. Januar 2002)	Finanz- und Rechnungswesen, Kapitalanlagen; Informationsverarbeitung; Allgemeine Verwaltung
Ulrich Wallin Hannover Stellv. Mitglied (seit 1. September 2001)	Specialty Division (weltweites fakultatives Geschäft HUK- und Sachsparten; weltweites Vertrags- und fakultatives Geschäft der Luft- und Raumfahrt- sowie Transportversicherung); Vertragsgeschäft der Schaden-Rückversicherung Großbritannien und Irland



Von links nach rechts:

Dr. Michael Pickel
André Arrago
Jürgen Gräber
Wilhelm Zeller
Dr. Elke König
Ulrich Wallin
Dr. Wolf Becke



Das Jahr 2001 war eines der schwierigsten in der Börsengeschichte ...

Im Berichtsjahr Börsenkapitalisierung nie gekannten Ausmaßes aufgezehrt

An den weltweiten Kapitalmärkten wird das Jahr 2001 als eines der schwierigsten in die Börsengeschichte eingehen. Mit Beginn der Talfahrt der Aktienmärkte im März 2000 zehrte der schlimmste „Bärenmarkt" seit der ersten Ölkrise vor fast 30 Jahren eine Börsenkapitalisierung in bislang nicht erreichtem Ausmaß auf.

Alle führenden Indizes starteten im Berichtsjahr mit der Aussicht auf eine bevorstehende Erholung der Aktienmärkte positiv in das neue Jahr. Diese Hoffnung erfüllte sich jedoch nicht. Sinkende Kapitalmarktzinsen sowie Steuer- und Rentenreformen in Europa schufen zwar ein günstiges Umfeld; gleichzeitig mussten aber die Erwartungen an die Gewinnentwicklungen der Unternehmen immer weiter nach unten korrigiert werden. Zunehmend schlechtere Konjunkturdaten aus den USA und die Abkehr vieler Anleger vom Aktienmarkt hatten teilweise drastische Kurseinbrüche zur Folge. Diese wurden durch die Terroranschläge am 11. September in New York und Washington noch verschärft. Der einsetzende Ausverkauf der Aktien traf alle Branchen, wenn auch traditionell defensive Sektoren weniger betroffen waren.

Die Aktienmärkte erholten sich jedoch relativ schnell von dieser Panikreaktion. Bereits Anfang Oktober erreichte der Dax mit 4.500 Punkten wieder sein Niveau von Anfang September. Allerdings überschattete der Enron-Bankrott im Dezember das Börsengeschehen. Diese erneute Hiobsbotschaft sorgte für einen weiteren Vertrauensverlust bei den Investoren und zog international Diskussionen um transparentere Bilanzierungsmethoden nach sich.

Alle führenden Indizes gaben im Berichtsjahr kräftig nach. So verloren Dax, Euro-Stoxx und CDax-Versicherungen bis zu ihrem Tiefststand am 21. September 2001 fast 40 % im Vergleich zum Jahresbeginn und schlossen am Jahresende mit einem Minus von knapp 20 %. Im Gegensatz dazu entwickelte sich der MDax (in dem die HNR-Aktie notiert ist), nach einem Zwischentief von 24 % und einem Minus von 8 % am Jahresende vergleichsweise positiv.

...insbesondere Versicherungswerte wurden stark beeinträchtigt

Verluste nach Terrorattacken bis November 2001 wieder aufgeholt

Für die Versicherungswerte begann das Börsenjahr 2001 rückläufig. Trotz des positiven Umfelds für Erst- und Rückversicherer auf Grund von Steuerreform und Riesterrente überwog ein negativer Trend, der mit den Terroranschlägen im September seinen Tiefpunkt erreichte. Neben der Luftfahrt- und Transportindustrie litt insbesondere die Versicherungsbranche an den Aktienmärkten unter diesen Auswirkungen. Die Unsicherheit über die tatsächliche Höhe des versicherten Schadens sowie die Angst vor erneuten Anschlägen ähnlichen Ausmaßes erschütterten das Vertrauen in die Stabilität der Branche von Grund auf. Als Reaktion schlossen die Erstversicherer Terrorismus aus Standardversicherungspolicen aus. Diese Maßnahme sowie die ersten von den Rückversicherern bezifferten Schadensummen trugen dazu bei, das verlorene Vertrauen der Anleger zurückzugewinnen. Die Investoren nahmen die jetzt sehr günstig bewerteten (Rück-)Versicherungswerte erneut in ihr Portefeuille auf. Viele der Werte – hauptsächlich die Schwergewichte der ersten Reihe – erholten sich daraufhin innerhalb kurzer Zeit und konnten ihre unmittelbar nach dem 11. September erlittenen Kurseinbrüche bis zum November 2001 wieder wettmachen, ohne allerdings das Kursniveau der ersten Jahreshälfte wieder zu erreichen.

Die Hannover Rück-Aktie verlor überproportional an Wert...

Die Entwicklung unserer Aktie stellte sich im Jahresverlauf wechselhaft dar. Im positiven Umfeld von Steuerreform und Riesterrente startete sie mit 93 EUR gut in das Berichtsjahr und zeigte einen besseren Verlauf als die führenden Vergleichsindizes. Ende Januar durchbrach sie sogar die dreistellige Marke und erreichte am 1. Februar 2001 mit 103,70 EUR ihren Jahreshöchstwert. Erst gegen Ende des ersten Quartals setzte ein negativer Sog durch die Kapitalmärkte ein, aus dem sich die Aktie jedoch Mitte des Jahres wieder befreien konnte. Mit 95 EUR übertraf sie erneut ihren Ausgangswert vom Jahresbeginn. Vom Terrorereignis am 11. September in den USA wurde unsere Aktie nicht zuletzt wegen ihrer Marktenge übermäßig stark betroffen und verlor binnen 10 Tagen mehr als die Hälfte ihres Marktwerts. Sie erreichte am 21. September 2001 mit 38,51 EUR im Tagesverlauf ihren Tiefststand seit Mitte 1997. Im Vergleich zu den Schwergewichten der Leitindizes erholte sich unsere Aktie nur langsam und erreichte ihr Ausgangsniveau bis zum Jahresende nicht mehr. Dennoch gelang es uns, durch eine proaktive, intensive und transparente Kommunikation zu den Ereignissen des 11. September sowie einen positiven Ausblick auf die vor uns liegende Geschäftsentwicklung das Vertrauen der Investoren in unsere Aktie zurückzugewinnen. Zum Jahresende schloss sie bei 67,80 EUR mit einem Minus von 27 % und entsprach damit annähernd der Entwicklung der Vergleichsindizes Dax und CDax.

Jahreshoch unserer Aktie bei 103,70 EUR

Kursentwicklung seit 1994


in %
400
350
300
250
200
150
100
50
0
November 1994
Februar 1995
Mai 1995
August 1995
November 1995
Februar 1996
Mai 1996
August 1996
November 1996
Februar 1997
Mai 1997
August 1997
November 1997
Februar 1998
Mai 1998
August 1998
November 1998
Februar 1999
Mai 1999
August 1999
November 1999
Februar 2000
Mai 2000
August 2000
November 2000
Februar 2001
Mai 2001
August 2001
November 2001
Februar 2002
März 2002
Hannover Rück
Dax
CDax-Versicherungen
MDax

Zur Bewertung des Kursverlaufs unserer Aktie sehen wir die gängigen Aktienindizes nicht als repräsentativ an, sondern ziehen den ungewichteten „Reactions" Welt-Rückversicherungs-Index heran, der alle börsennotierten Rückversicherer der Welt in sich vereint. Unser Ziel ist es, eine Kursentwicklung zu erreichen, die in einem gleitenden 3-Jahres-Durchschnitt über der Performance dieser Benchmark liegt. Nachdem sich die Hannover Rück-Aktie in den letzten drei Jahren fast ausnahmslos überdurchschnittlich zu den Welt-Rückversicherungswerten entwickelte, zeigte sie nach den Terroranschlägen des 11. September einen höheren Verlust und eine langsamere Erholung. Betrachtet man jedoch den Verlauf unserer Aktie bis Ende März 2002, ist ihr Potenzial deutlich zu erkennen: Der Aufwärtstrend setzte bei unserer Aktie zwar später ein, zeichnete sich jedoch durch seine Kontinuität gegenüber dem Welt-Rückversicherungs-Index aus. Bereits Ende März 2002 weist die Hannover Rück-Aktie nur noch eine Differenz von 2 % zu unserem Vergleichsindex auf und erzielte einen Kursgewinn seit Jahresanfang von 24 %.

Die Hannover Rück-Aktie im Vergleich zum ungewichteten Reactions Welt-Rückversicherungs-Index


in %
130
120
110
100
90
80
70
60
50
04.01.1999
05.02.1999
05.03.1999
01.04.1999
30.04.1999
28.05.1999
25.06.1999
23.07.1999
20.08.1999
17.09.1999
15.10.1999
12.11.1999
10.12.1999
07.01.2000
04.02.2000
03.03.2000
31.03.2000
28.04.2000
26.05.2000
23.06.2000
21.07.2000
18.08.2000
15.09.2000
13.10.2000
10.11.2000
08.12.2000
05.01.2001
02.02.2001
02.03.2001
30.03.2001
27.04.2001
25.05.2001
22.06.2001
20.07.2001
17.08.2001
14.09.2001
12.10.2001
09.11.2001
07.12.2001
04.01.2002
01.02.2002
01.03.2002
28.03.2002
Hannover Rück-Aktie
Welt-Rückversicherungs-Index

...scheint ihr Potenzial im neuen Jahr jedoch realisieren zu können

Aufwärtstrend unserer Aktie setzt sich fort

Insbesondere nach dem jüngsten Geschehen an den Kapitalmärkten sehen wir für unsere Aktie noch viel Spielraum für eine positive Entwicklung. Zwar können wir die einschneidenden Wirtschaftsereignisse und die grundsätzlichen Tendenzen an den Aktienmärkten nicht beeinflussen. Eine klare Strategie, die Veröffentlichung und Erfüllung unserer wichtigsten Renditeparameter sowie Transparenz in Bezug auf unsere Erwartungen für 2002 schaffen jedoch die Voraussetzung, das Potenzial unserer Aktie zu realisieren.

Wir verwenden ein Kennzahlensystem, um die Entwicklung der Werthaltigkeit unseres Unternehmens zu lenken und zu belegen. So stellt der Gewinn je Aktie für uns eine zentrale Steuerungsgröße und Erfolgskennziffer dar. Es ist unser strategisches Ziel, diesen Wert jährlich um einen zweistelligen Prozentsatz zu steigern. Die Vergangenheit beweist, dass wir dieses Ziel stetig erfüllten oder sogar übertrafen. Lediglich im Berichtsjahr konnten wir unser Ziel auf Grund der Schäden aus den Terroranschlägen ausnahmsweise nicht erreichen. Prognostizierten wir bis

zum 11. September für das Berichtsjahr noch einen Gewinn je Aktie von 7,76 EUR, mussten wir dieses Ergebnis zum Jahresende auf 0,34 EUR je Aktie korrigieren. Allerdings bietet uns das laufende Geschäftsjahr ein außergewöhnlich aussichtsreiches Marktumfeld. Wir gehen davon aus, die Belastungen aus den Terroanschlägen spätestens in den nächsten drei Jahren zurückzuverdienen. Deshalb ist es für das laufende Jahr nicht nur unser Ziel, einen auf Basis des Jahres 2000 jährlich um 10 % gesteigerten Gewinn auszuweisen, sondern diese Zielgröße deutlich zu übertreffen.

Des Weiteren haben wir über die Jahre hinweg gezeigt, dass wir das uns zur Verfügung gestellte Kapital sinnvoll und Gewinn bringend einsetzen. Hier ist es unser strategisches Ziel, eine Mindest-Eigenkapitalrendite zu erwirtschaften, die 750 Basispunkte über der 5-Jahres-Durchschnittsrendite 10-jähriger Bundesanleihen liegt. Die von uns angepeilte Verzinsung auf das eingesetzte Kapital von 12,6 % für das Berichtsjahr mussten wir nach dem 11. September leider kräftig nach unten berichtigen. Bei den hervorragenden Geschäftsaussichten im laufenden Jahr sind wir – normale Verhältnisse bezüglich Großschadenanfall und auf den Kapitalmärkten unterstellt – zuversichtlich, wieder eine weit überdurchschnittliche Eigenkapitalrendite zu erwirtschaften.

Belastungen aus Terroranschlägen werden in den kommenden Jahren kompensiert

Gewinn je Aktie


in EUR
12
10
8
6
4
2
0
1994¹
1995¹
1996¹
1997¹
1998²
1999²
2000²
2001²

	1994[1]	1995[1]	1996[1]	1997[1]	1998[2]	1999[2]	2000[2]	2001[2]
Zielwert		1,88	2,67	3,03	3,44	6,41	7,05	7,76
Ist	1,71	2,43	2,75	3,13	5,83	6,86	12,38	0,34

[1] DVFA – neues Ermittlungsschema (ohne Bereinigung von Abschreibungen auf Firmenwerte)
[2] Gewinn je Aktie nach US GAAP

Zur Sicherstellung einer optimalen Eigenkapitalrendite betreiben wir ein sehr ökonomisches Kapitalmanagement. Eigenkapital stellt die teuerste Finanzierungsmöglichkeit unseres Geschäfts dar. Für eine effiziente Strukturierung unseres Kapitalbedarfs und somit eine überdurchschnittliche Verzinsung der Einlage unserer Investoren bedienen wir uns daher verschiedener kostengünstigerer Eigenkapitalsubstitute. Formen von Eigenkapitalersatz sind die Verbriefung von Rückversicherungsrisiken und deren Transfer in die Kapitalmärkte (so genannte Securitisations), langfristiges, nachrangiges Fremdkapital (so genanntes Hybridkapital) sowie traditionelle Rückversicherungen und Retrozessionen.

Eigenkapitalrendite nach Steuern


in %
25
20
15
10
5
0
1995[1]
1996[1]
1997[1]
1998[2]
1999[2]
2000[2]
2001[2]

	1995[1]	1996[1]	1997[1]	1998[2]	1999[2]	2000[2]	2001[2]
Zielwert	14,8 %	14,3 %	13,9 %	13,5 %	13,0 %	13,5 %	12,6 %
Ist	18,5 %	16,4 %	15,8 %	16,0 %	17,1 %	26,0 %	0,7 %

[1] HGB-Basis
[2] US GAAP-Basis
Zielwert: 750 Basispunkte über der 5-Jahres-Durchschnittsrendite 10-jähriger Bundesanleihen

Unsere Investor Relations-Maßnahmen: Kontinuierlich mehr HNR-Nachfrage als -Angebot generieren

Jährliches Analystenseminar zu Spezialthemen

Eingedenk der Tatsache, dass „Angebot und Nachfrage den Preis bestimmen", sind wir bestrebt, den Bekanntheitsgrad unserer Aktie immer weiter zu steigern, um so eine stetig wachsende Nachfrage zu generieren. Neben der Teilnahme an zahlreichen Anlegermessen und Aktienforen verschiedener Banken und Aktionärsvereinigungen legen wir großen Wert auf den direkten Kontakt zu den institutionellen Investoren. So präsentierten wir unsere Aktie auch im Berichtsjahr in mehr als 30 individuellen Einzelgesprächen bei uns in Hannover und auf 20 internationalen Roadshows und Investorenkonferenzen. Auch im Berichtsjahr warben wir verstärkt in weiteren geografischen Regionen für unsere Aktie. Neben den bekannten Finanzplätzen Frankfurt, London und New York, auf denen wir regelmäßig anzutreffen sind, unternahmen wir verstärkt Aktivitäten in Frankreich, den südeuropäischen Ländern sowie Skandinavien und den Beneluxländern. Außerdem führen wir aus Anlass wichtiger Entwicklungen und zu jedem Quartalsbericht Telefonkonferenzen mit Analysten und Investoren durch.

Innerhalb unseres Investor Relations-Programms führten wir auch ein Analystenseminar ein, das erstmalig im Jahr 2000 in Hannover organisiert wurde. Auf Grund der hervorragenden Resonanz und der großen Nachfrage auf diese Veranstaltung gehört es nun zu unserem Standard, einmal jährlich ein solches Seminar zu ausgewählten Themen unseres Geschäfts zu veranstalten. Es wird von Rückversicherungsspezialisten unseres Unternehmens präsentiert und richtet sich an Finanzanalysten und institutionelle Investoren, die bereits ein fundiertes Wissen über die Hannover Rück besitzen, jedoch tiefergehende Informationen zu Spezialfragen einzelner Geschäftsfelder erhalten möchten. Im März 2001

boten wir in Verbindung mit der AIFA-Konferenz (Association of Insurance and Financial Analysts, der Vereinigung amerikanischer Versicherungsanalysten) in San Diego ein Seminar zum Thema Programmgeschäft an. Neben US-amerikanischen Analysten besuchten etwa 30 europäische Kapitalmarktexperten unsere Veranstaltung. Auch in diesem Jahr werden wir die inzwischen bewährte Tradition unseres Analystenseminars fortsetzen.

Ferner orientierten sich unsere Investor Relations-Aktivitäten stark an unserer Aktionärsstruktur. Die Einführung von Namensaktien gibt uns hier die notwendige Information.

Natürliche/juristische Personen (in % vom Streubesitz)


Juristische Personen
63 %
Natürliche Personen
37 %

Bei der Unterscheidung der Aktionärsstruktur in juristische und natürliche Personen ergibt sich naturgemäß ein betragsmäßiges Übergewicht der institutionellen Investoren. Im Vergleich zum letzten Jahr ist jedoch ein starker Zuwachs bei den Privatanlegern von nahezu 10 Prozentpunkten zu verzeichnen. Dies ist Ausdruck unserer speziellen Maßnahmen für diese Anlegergruppe sowie der zunehmenden Bekanntheit unserer Aktie.

Mit der Umsetzung der international anerkannten Corporate Governance-Anforderungen haben wir bereits vor zwei Jahren begonnen; heute erfüllen wir die wesentlichen Kriterien. Die Verabschiedung des Deutschen Corporate Governance-Kodex im Februar 2002 trägt der Notwendigkeit Rechnung, den Finanzplatz Deutschland noch mehr an den Anforderungen der internationalen Kapitalmärkte auszurichten und ihn durch Flexibilisierung und Weiterentwicklung der geltenden Vorschriften attraktiver zu gestalten. Wir begrüßen die Entwicklung von Richtlinien für eine verantwortungsbewusste und auf Wertschöpfung ausgerichtete Unternehmensleitung und -kontrolle, die sich an den Aktionärsinteressen orientiert. Ziel des Kodex ist es, das Vertrauen der internationalen und nationalen Anleger, der Kunden, der Mitarbeiter und der Öffentlichkeit in die Leitung und Überwachung deutscher börsennotierter Unternehmen zu fördern.

Aktionärsstruktur nach Ländern (in % vom Streubesitz)


weitere 62 Länder
3%
Deutschland
52 %
Luxemburg
3 %
Belgien
4 %
Schweiz
8 %
USA
16 %
Großbritannien
14 %

So haben wir bereits im Vorjahr eine am Unternehmenserfolg orientierte variable Vergütung eingeführt. Teil davon ist ein virtueller Aktienoptionsplan, der sich auf unseren weltweiten Führungskreis erstreckt. Wichtigster Zielwert ist hierbei der Gewinn je Aktie, der vom Aufsichtsrat jeweils im Vorhinein festgelegt wird und dessen Über- bzw. Untererfüllung die Anzahl von Aktienwert-Beteiligungsrechten bestimmt. Darüber hinaus fließt auch die Entwicklung unseres Aktienkurses im Vergleich zum ungewichteten Welt-Rückversicherungs-Index ein, wobei die Besser- oder Schlechterentwicklung als weiterer Multiplikator für die Anzahl der Optionsrechte wirkt.

Virtueller Aktienoptionsplan für weltweiten Führungskreis

Daneben sind wir natürlich bestrebt, weitere Corporate Governance-Forderungen umzusetzen. Zurzeit erweitern wir unser Controllingkonzept um Komponenten einer EVA (Economic Value Added)-Berechnung im Sinne des VBM (Value Based Management), anhand dessen die Entwicklung des Unternehmenswerts gesteuert und gemessen werden soll.

Das Internet ist mittlerweile zum aktuellsten, schnellsten und damit zu einem der wichtigsten Informationsinstrumente börsennotierter Unternehmen geworden. Dieser Entwicklung tragen wir durch einen ausführlichen und ständig aktualisierten Investor Relations-Internetauftritt Rechnung. Hier finden Sie unseren Jahresabschluss in allen digitalen Formaten, unter anderem als interaktiven HTML-Bericht. Neben dem Geschäftsbericht nutzen wir zur Informationsvermittlung auch Videoaufzeichnungen unserer Analystenkonferenzen sowie Online-Telefonkonferenzen. Außerdem finden Sie im In-

ternet alle Angaben rund um unsere Aktie, eine Beschreibung unserer Geschäftsaktivitäten und natürlich einen Ausblick auf unsere Unternehmensentwicklung. Ein weiterer Meilenstein ist die Gründung einer Hannover Rück-eigenen Internet-Servicegesellschaft. Diese Gesellschaft koordiniert unseren konzernweiten Internetauftritt unter Berücksichtigung aller Tochtergesellschaften. Besuchen Sie unsere Website unter www.hannover-rueck.de oder www.hannove-re.com für die englische Fassung.

So sehen uns die Analysten

„1,3 Mrd. EUR WTC-Schaden, 400 Mio. EUR Nettobelastung, 920 Mio. EUR Retrozessionsforderungen ohne Ausfallrisiko: gut gemacht Hannover Rück! HNR's Retrozessionsergebnis aus WTC-Schäden ist ein Beweis für ihr hervorragendes Kapitalmanagement. Sofort nach dem 11. September zeichnete Hannover Rück höchst attraktive Schadendeckungen, insbesondere in den Bereichen Luftfahrt und US-Sachversicherung. Dies führt uns zu der Überzeugung, dass die Gesellschaft überdurchschnittlich von den sich erhärtenden Märkten profitieren wird. Mit der stark wachsenden Lebens- und Finanz-Rückversicherung besitzt HNR ein höchst attraktives Portefeuille".

Michael H. Haid
Sal. Oppenheim, Frankfurt
April 2002

„Hannover Rück bestätigte kürzlich den Ausblick auf ein ausgeglichenes Ergebnis für 2001. Dies hat dazu beigetragen, den Markt zu beruhigen [...] und die Qualität des gezeichneten Geschäfts zu verdeutlichen".

Thomas Fossard
BNP Paribas, Paris
März 2002

„Insgesamt kann man Hannover Rück ein sehr gutes Management zur Allokation des zur Verfügung stehenden Kapitals bescheinigen. Klare Vorgaben und Transparenz kennzeichnen das in den vergangenen Jahren implementierte System und fördern die Generierung von Shareholder-Value. Ein gutes Asset Liability Management rundet die Steuerungssysteme ab und verleiht zusätzliche Flexibilität".

Dierk Schaffer
WGZ-Bank, Düsseldorf
Februar 2002

„Auf Grund ihrer antizyklischen Zeichnungspolitik dürfte die Hannover Rück überproportional vom Turnaround profitieren".

Lars Niggeling
Vontobel Bank, Köln
Februar 2002

„Mit dem jüngsten Ausblick für 2002 konnte das Management der Hannover Rück die Investmentstory neu beleben. Der schon seit einiger Zeit begonnene Trend „Flight to Quality" ist letztendlich ungebrochen. D. h., dass viele Marktteilnehmer nach den jüngsten Ereignissen (und Versicherungspleiten) nun lieber eine höhere Prämie bei einem Rückversicherer mit einem besseren Rating bezahlen, als mit einer „Billigprämie" bei einem schlechter gerateten Rückversicherer letztendlich die Unsicherheit eines Versicherungsschutzausfalls haben. Dies lässt nicht nur die „AAA"-gerateten Versicherer profitieren, sondern auch die „AA"-gerateten Versicherer, wie die Hannover Rück".

Ralph Lutz
HypoVereinsbank, München
Februar 2002

„Ein ungewöhnlich positiver Bericht über die Erneuerungssaison lässt auf gute Aussichten für 2002 schließen".

William Hawkins
Fox-Pitt, Kelton, London
Februar 2002

„Obwohl die Hannover Rück nicht zu den ganz Großen der Branche gehört, verfügt sie über beachtliche Nichtleben-Operationen mit einer starken Position in attraktiven und beständigen Nischensegmenten. Ihr Lebens-Rückversicherungsgeschäft ist bei weitem das größte unter den mittelgroßen Rückversicherern, dessen Produktvielfalt mit den Portefeuilles der Marktführer konkurrieren kann. Die Verbriefungs-Transaktionen erwirtschafteten in der Vergangenheit spektakuläre Renditen. Selbst wenn sich die Renditen deutlich verringern werden, wird der Alternative Risikotransfer (ART) auch zukünftig ein Profittreiber für das Unternehmen darstellen".

Alex Orloff
Bank of America, London
Januar 2002

„Das Kapitalmanagement der Hannover Rück ist das Beste der Branche und ihre Transparenz ist beispielhaft. [...] Wir sind der Meinung, dass die Gesellschaft gut positioniert ist und eine attraktive Alternative darstellt".

Simon Fößmeier
Bank Julius Bär, Frankfurt
Januar 2002

„Als Zeichen des Vertrauens in die Profitabilität des in diesem Jahr gezeichneten Geschäfts zeigte Hannover Rück schnell ihre Entschlossenheit, in vollem Umfang von den Ratenerhöhungen zu profitieren".

Frédéric Bourgeois
Natexis Capital, Paris
Januar 2002

„Auf Grund der gut diversifizierten Aufstellung kann die Hannover Rück-Gruppe schneller auf positive und negative Margenentwicklungen in einzelnen Geschäftsfeldern reagieren".

Dirk Krieger, Ulrich Vogel
NORD/LB, Hannover
Dezember 2001

„Mit ihrer Nischen-Strategie ist die Hannover Rück der profitabelste Rückversicherer unseres Universums, und in normalen Jahren sorgt die breite Diversifizierung für eine Ergebnisglättung".

Frank Stoffel
WestLB Panmure, Düsseldorf
Dezember 2001

Angaben zur Aktie

in EUR	2001	2000	1999	1998	1997	1996
Ergebnis je Aktie (verwässert)	0,34	12,38	6,86	5,83	3,13**	2,75**
Ausschüttung je Aktie	–	2,30	2,05	1,94	1,74	1,61
Körperschaftsteuergutschrift	–	1,09*	0,86	0,24	0,24	0,19
Bruttoausschüttung	–	3,64*	2,91	2,18	1,98	1,80

** inkl. Bonus von 0,25 EUR*
*** DVFA-Ergebnis nach deutscher Rechnungslegung*

Wertpapierkennummer:	840 221		
Börsenkürzel:	Aktie:	Investdata: Bloomberg: Reuters:	HNR1 HNR1 GY HNRGn.DE HNRGn.F
	ADR: ISIN:		HVRRY DE 000 84 022 15
Börsennotierungen:	Deutschland Notiert an allen deutschen Börsen; Xetra, Frankfurt und Hannover im amtlichen Handel USA American Depositary Receipts (Level 1 ADR-Programm), OTC (over-the-counter market)		
Erste Notierung:	30. November 1994		
Mehrheitsaktionär:	HDI Haftpflichtverband der Deutschen Industrie V.a.G. (75 %)		
Gezeichnetes Kapital per 31.12.2001:	82.798.545,89 EUR		
Zahl der Aktien per 31.12.2001:	32.387.976 nennwertlose Namensaktien		
Marktkapitalisierung per 31.12.2001:	2.196 Mio. EUR		
Höchstkurs 2001:	103,70 EUR		
Tiefstkurs 2001:	38,51 EUR		
Hauptversammlung:	24. Mai 2002, 10.30 Uhr Hannover Congress Centrum Kuppelsaal Theodor-Heuss-Platz 1-3 30175 Hannover		

Finanzkalender 2002

25. April 2002	**Bilanzpressekonferenz** Beginn 14.00 Uhr Verwaltungsgebäude der Hannover Rück Karl-Wiechert-Allee 50 30625 Hannover
26. April 2002	**DVFA-Analystentreffen, Frankfurt**
26. April 2002	**Analystentreffen, London**
24. Mai 2002	**Hauptversammlung 2001** Beginn 10.30 Uhr Hannover Congress Centrum Theodor-Heuss-Platz 1-3 30175 Hannover
24. Mai 2002	**Zwischenbericht 1/2002**
21. August 2002	**Zwischenbericht 2/2002**
20. November 2002	**Zwischenbericht 3/2002**

Langfristiges, strategisches Denken und Handeln sehen wir als wesentlichen Erfolgsfaktor unseres Konzerns. Dies erfordert einerseits Visionen, andererseits aber auch konkrete strategische Ziele: die Orientierung für die taktische Ausrichtung des Unternehmens.

Um diese notwendigen Visionen und Ziele zu aktualisieren oder neu zu definieren, erarbeiten wir ca. alle drei Jahre ein Strategiepapier, in dem solche Ziele festgeschrieben werden. Es ist – sehr bewusst – kurz gefasst und nicht auf „Hochglanzpapier" gedruckt, sondern soll als normales Arbeitspapier Leitfaden unseres täglichen Handelns sein.

Um Ihnen diese Leitlinien näher zu bringen, haben wir im Folgenden unser Selbstverständnis sowie die strategischen Ziele (unsere „zehn Gebote") dargestellt, die für unser Unternehmen als Ganzes gelten.

Selbstverständnis

Wir wollen uns als für die internationalen Rückversicherungsmärkte bedeutenden, optimal diversifizierten und überdurchschnittlich profitablen Rückversicherungskonzern behaupten, um langfristig die Überlebensfähigkeit als eigenständiges Unternehmen zu sichern.

Das Ziel einer kontinuierlichen Wertsteigerung für alle unsere Aktionäre prägt unser Handeln. Es ist essenziell für uns, unsere Aktie als solides und attraktives Investment zu gestalten.

Als der „etwas andere Rückversicherer" gehen wir unseren eigenen Weg. Dieser ist geprägt von Innovationskraft, Flexibilität, Leistungswillen und insbesondere der Qualität unserer Leistungen.

1. Gewinnziel

Um das Kapital unserer Aktionäre überdurchschnittlich zu verzinsen, streben wir als absolutes Minimum für den Hannover Rück-Konzern im gleitenden 5-Jahres-Durchschnitt ein Betriebsergebnis an, das im Verhältnis zum Eigenkapital mindestens der Durchschnittsrendite 10-jähriger Regierungsanleihen zuzüglich 750 Basispunkten als Risikoprämie entspricht.

Darüber hinaus ist es unser Ziel, den Gewinn je Aktie jährlich um mindestens 10 Prozent zu steigern.

2. Kapitalbedarf/-kosten

Die Erwirtschaftung des Rendite-Mindestziels wird dadurch sichergestellt, dass bei unserer Preisgestaltung entsprechende Kapitalkosten zwingend berücksichtigt werden. Die Kapitalkosten werden nach Risk-Based-Capital-Gesichtspunkten ermittelt und differenziert. Diese Berechnungen basieren auf einem Risikograd, der höchstens einmal in 25 Jahren den Ausfall der Dividendenzahlung in Betracht zieht.

Im Hinblick auf die zunehmende „flight to quality" kommt den für unsere Branche einschlägigen Ratings eine gesteigerte Bedeutung zu. Unser Eigenkapital muss deshalb so ausgestattet sein, dass ein Standard & Poor's-Rating von mindestens AA (entspricht A+ von A.M. Best) nachhaltig sichergestellt ist.

Die positive Abweichung zwischen Eigenkapitalbedarf nach Risk-Based-Capital-Gesichtspunkten und tatsächlichem Eigenkapital führt zu einer Kapitalreserve, die wir risikomäßig entsprechend unseren Gewinnzielen exponieren.

Um die Kapitalkosten möglichst gering zu halten, bevorzugen wir – im Rahmen der Toleranzgrenzen der Ratingagenturen – Fremdkapital vor Eigenkapital. Kapitalsubstitute (Transfer von Risiken in den Kapitalmarkt sowie konventionelle Retrozessionen) nutzen wir ebenfalls intensiv.

3. Aktienkurs

Um die Kosten für die Eigenkapitalbeschaffung möglichst gering zu halten, kommt der Entwicklung des Aktienkurses eine herausragende Bedeutung zu. Die Entwicklung des Gewinns je Aktie sowie unsere Investor Relations-Aktivitäten sollen eine Kursentwicklung sicherstellen, die in einem gleitenden 3-Jahres-Durchschnitt über der Performance des ungewichteten Welt-Rückversicherungs-Index liegt.

4. Investitionen

Als Rückversicherer, der seine Wurzeln im obligatorischen Geschäft der sehr wettbewerbsintensiven, zyklischen und volatilen Schaden-Rückversicherung hat, genießen Investitionen in die Optimierung des Portefeuille-Mix erste Priorität. Innerhalb der einzelnen strategischen Geschäftsfelder bestimmen wir geografische, sparten- oder produktmäßige Prioritätsbereiche, die im Falle von Investitionskonflikten Vorrang genießen.

5. Wachstum

Wachstum bedeutet für uns primär Zunahme des Gewinns und nicht Ausweitung des (Brutto- oder Netto-) Prämienvolumens. Zukäufe ziehen wir in Betracht, soweit sie uns der Erfüllung unserer strategischen Prioritäten näher bringen und unseren Gewinnzielen und Renditeanforderungen entsprechen. Kapitalbeteiligungen an Erstversicherern aus Marketinggesichtspunkten sehen wir dagegen nicht als sinnvolles Akquisitionsinstrument an.

6. Kapitalanlagen

Generelles Ziel unserer Kapitalanlagestrategie ist es, einen optimalen Deckungsbeitrag zum betriebswirtschaftlichen Ergebnis zu erwirtschaften. Auf Grund des bereits hohen Risikogrades in unserem Hauptgeschäft Rückversicherung hat jedoch Risikobegrenzung Vorrang vor Renditemaximierung.

Als Basis unserer Kapitalanlagestruktur gilt der Grundsatz, dass das Eigenkapital im Sinne von US GAAP langfristig (insbesondere in Aktien), die versicherungstechnischen Rückstellungen dagegen kurz- und mittelfristig angelegt werden. Eine darüber hinausgehende Optimierung der Kapitalanlagestruktur soll über ein wissenschaftlich fundiertes Asset Liability Management erreicht werden.

7. Organisation und Infrastruktur

Wir streben eine an den Geschäftsprozessen orientierte, effiziente Organisation mit minimaler Bürokratie an.

Das Informationsmanagement entwickelt sich zunehmend zu einem essenziellen Wettbewerbsfaktor. Unsere Informations- und Kommunikationssysteme gewährleisten eine optimale Unterstützung unserer Geschäftsprozesse und orientieren sich unter Kosten-/Nutzenerwägungen an den neuesten technologischen Entwicklungen. Hierfür erforderliche Investitionen werden bevorzugt getätigt.

Das Rechnungswesen ist so organisiert, dass es den Anforderungen der internationalen Kapitalmärkte und den internen Steuerungs- und Kontrollerfordernissen gerecht wird.

8. Personalpolitik

Für ein weltweit tätiges Finanzdienstleistungsunternehmen mit professioneller Klientel sind Qualifikation und Motivation der Mitarbeiter der Kapitalausstattung gleichwertige Erfolgsfaktoren. Wir bieten deshalb Arbeitsplätze, die für leistungsorientierte und sich mit den Unternehmenszielen identifizierende Mitarbeiter attraktiv sind. Die Qualifikation und Motivation unserer Mitarbeiter permanent auszubauen, ist Ziel unserer Personalentwicklungs- und Führungsarbeit. Durch größtmögliche Delegation von Aufgaben, Befugnissen und Verantwortung sowie durch Vereinbarung anspruchsvoller Ziele fördern wir unternehmerisches Denken auf allen Ebenen. Bei den Mitgliedern des Internationalen Führungskreises drückt sich dieses Prinzip außerdem in erfolgsorientierten Vergütungskomponenten sowie in attraktiven Aktienoptionen aus.

9. Qualität

Qualität nimmt einen besonderen Rang in unserem Denken und Handeln ein. Durch gezielte Maßnahmen und einen permanenten Prozess der Qualitätsverbesserung streben wir an, der Qualitätsführer der internationalen Rückversicherung zu werden („Mit uns arbeiten die Kunden am liebsten!"), um uns dadurch Wettbewerbsvorteile zu erarbeiten.

10. Risikomanagement

Unser Risikomanagement verfolgt regelmäßig alle globalen, strategischen und operativen Risiken des Hannover Rück-Konzerns. Neben den Kontroll- und Frühwarnsystemen für die traditionellen versicherungstechnischen Risiken werden auch Systeme zur Erkennung und Bewältigung aller übrigen für den Fortbestand des Konzerns relevanten Risiken entwickelt und gepflegt.

Quantitative Ziele

Auf Grund außerordentlicher Steuereffekte im Zusammenhang mit der Änderung der Körperschaftsteuersätze in den Jahren 1999 und 2000 basieren die Zielwerte für die Jahre 2001 und 2002 auf den Ergebnissen des letzten „normalen" Jahres: 1998.

Um die Erfüllung unseres unternehmensweiten Eigenkapitalrenditeziels sicherzustellen, haben wir es auf speziell definierte Einheiten innerhalb unseres Gesamtgeschäftsvolumens heruntergebrochen. Dazu haben wir es in über 40 – aus Risikosicht möglichst homogene – Risikoeinheiten unterteilt.

Die Höhe des Risikos – vorrangig bestimmt durch die Volatilität des versicherungstechnischen Ergebnisses – ist dabei die Messgröße für den Eigenkapitalbedarf der jeweiligen Risikoeinheit. Dabei gilt: je volatiler der Ergebnisverlauf, desto höher der Eigenkapitalbedarf. Dementsprechend lässt sich der Eigenkapitalbedarf für jedes einzelne Risikosegment bestimmen.

Aus der Kombination dieser Kenntnisse mit unserem Eigenkapitalrenditeziel lässt sich eine Mindestumsatzrendite berechnen, die jeder abgeschlossene Vertrag erwirtschaften muss, um eine ausreichende Eigenkapitalrendite zu generieren. Damit sind unsere Underwriter in der Lage, jedes einzelne angebotene Geschäft auch auf seinen Beitrag zur Erfüllung unseres Eigenkapital-Renditeziels zu prüfen. Die Erreichung dieser Vorgabe ist wichtiger Bestandteil der Zielvereinbarungen mit unseren Führungskräften und damit auch unseres Entlohnungssystems. So stellen wir auf operativer Ebene sicher, dass unser Eigenkapitalrenditeziel für das Gesamtunternehmen erfüllt wird.

Amerika

Hannover Rückversicherungs-AG
Canadian Branch - Chief Agency
Toronto, Kanada

Hannover Rückversicherungs-AG
Canadian Branch - Facultative Office
Toronto, Kanada

Clarendon Insurance Group, Inc.
New York, USA
(90,0 %)

Insurance Corporation of Hannover
Los Angeles, USA
(100,0 %)

Insurance Corporation of Hannover
Itasca
Itasca/Chicago, USA

Hannover Life Reassurance Company of America
Orlando, USA
(100,0 %)

Hannover Re (Bermuda) Ltd.
Hamilton, Bermuda
(100,0 %)

Hannover Services (México) S.A. de C.V.
Mexiko-Stadt, Mexiko
(100,0 %)

Afrika

Hannover Life Reassurance Africa Limited
Johannesburg, Südafrika
(96,9 %)

Hannover Reinsurance Africa Limited
Johannesburg, Südafrika
(96,9 %)

Hannover Re Mauritius Ltd.
Port Louis, Mauritius
(96,9 %)

Europa

Hannover Rückversicherungs-AG
Hannover, Deutschland

E+S Rückversicherungs-AG
Hannover, Deutschland
(50,1 %)

Prozent-Angaben = Anteil am Kapital
Die Adressen unserer Standorte finden Sie auf den Seiten 120 bis 122

E+S Reinsurance (Ireland) Ltd.
Dublin, Irland
(50,1 %)

Hannover Life Reassurance (Ireland) Limited
Dublin, Irland
(100,0 %)

Hannover Reinsurance (Ireland) Ltd.
Dublin, Irland
(100,0 %)

Hannover Re Advanced Solutions Limited
Dublin, Irland
(50,03 %)

International Insurance Company of Hannover Ltd.
Virginia Water/London,
Großbritannien
(100,0 %)

Hannover Services (UK) Ltd.
Virginia Water/London,
Großbritannien
(100,0 %)

Hannover Life Reassurance (UK) Limited
Virginia Water/London,
Großbritannien
(100,0 %)

Hannover Rückversicherungs-AG Stockholm Branch
Stockholm, Schweden

International Insurance Company of Hannover Ltd. Scandinavian Branch
Stockholm, Schweden

Hannover Re Gestion de Réassurance France S.A.
Paris, Frankreich
(100,0 %)

Hannover Re Services Italy Srl
Mailand, Italien
(99,5 %)

HR Hannover Re, Correduría de Reaseguros, S.A.
Madrid, Spanien
(100,0 %)

Asien

Hannover Rückversicherungs-AG Seoul Representative Office
Seoul, Korea

Hannover Re Services Japan KK
Tokio, Japan
(100,0 %)

Hannover Rückversicherungs-AG Shanghai Representative Office
Shanghai, China

Hannover Rückversicherungs-AG Taipei Representative Office
Taipeh, Taiwan

Hannover Rückversicherungs-AG Hong Kong Branch
Hong Kong, China

Hannover Rückversicherungs-AG Malaysian Branch
Kuala Lumpur, Malaysia

Australien

Hannover Rückversicherungs-AG Australian Branch - Chief Agency
Sydney, Australien

Hannover Life Re of Australasia Ltd
Sydney, Australien
(75,0 %)

Wirtschaftliches Umfeld

2001 war wirtschaftlich ein schwieriges Jahr. Der Abschwung der Konjunktur, der bereits Mitte des Jahres 2000 begonnen hatte, verstärkte sich in der ersten Hälfte des Jahres 2001. Trotz einer stimulierenden Geldpolitik der Notenbanken verschlechterten sich die Absatz- und Ertragserwartungen der Unternehmen. Verstärkt wurde der Abschwung durch den Einbruch im Technologiesektor; hier belasteten beträchtliche Überkapazitäten die Unternehmensergebnisse.

Terrorakte treffen Weltkonjunktur empfindlich

Die Terroranschläge in den USA am 11. September 2001 trafen die Weltwirtschaft daher in einer Phase konjunktureller Schwäche ganz empfindlich. Neben kurzfristigen Beeinträchtigungen hatten die Terroranschläge aber auch anhaltende Auswirkungen auf das Verhalten der Konsumenten und Unternehmen. Die Unsicherheit über die weitere politische und wirtschaftliche Entwicklung hielt die Konsumenten von geplanten Käufen ab und führte die Unternehmen dazu, zurückhaltender zu disponieren und Investitionen zurückzustellen.

Im Euroraum hatte sich die Konjunktur im ersten Quartal beträchtlich verlangsamt; dennoch waren erste Hinweise auf eine Belebung erkennbar, zumal sich der Preisauftrieb abschwächte. Im zweiten Quartal des Jahres 2001 stagnierte die gesamtwirtschaftliche Produktion. Zwar zeigte sich die Binnennachfrage relativ stabil, sie konnte jedoch den Einbruch bei den Exporten, vor allem in die USA, nicht kompensieren. Nach dem 11. September trübte sich das konjunkturelle Klima noch einmal. Zum Jahresende mehrten sich dann aber die Zeichen, dass der Wirtschaftsabschwung zum Stillstand gekommen ist.

In Deutschland hatte die gesamtwirtschaftliche Produktion im Jahre 2001 deutlich an Schwung verloren. Auslöser des Abschwungs, der bereits Mitte des Vorjahres eingesetzt hatte, war u. a. die Ölpreisentwicklung. Hoffnungen auf eine Erholung im Spätsommer wurden schließlich durch die Terroranschläge vom 11. September zunichte gemacht. Im Laufe des Jahres mussten die Vorhersagen hinsichtlich der konjunkturellen Entwicklung kräftig nach unten korrigiert werden: Erwartete man im Frühjahr 2001 noch einen Anstieg des Bruttoinlandsproduktes um 2,1 %, so ging man am Ende des Jahres lediglich noch von 0,7 % aus.

Größter Schaden in der Geschichte der Assekuranz

Die internationalen Rückversicherer waren wie in keinem anderen Jahr von einem einzelnen Ereignis betroffen: Die Auswirkungen der Terrorangriffe vom 11. September in den USA sind mit mindestens 50 Mrd. USD als größter Versicherungsschaden in die Geschichte der Assekuranz eingegangen. Als größter Schaden galt bis dahin der Hurrikan Andrew aus dem Jahre 1992, dessen versicherter Schaden „lediglich" halb so hoch war wie das Ereignis vom 11. September. Dies verdeutlicht das Ausmaß der Belastung, das die Versicherungswirtschaft im Geschäftsjahr 2001 getroffen hat. Es hat sich aber auch gezeigt, wie leistungsfähig die Erst- und Rückversicherungswirtschaft ist, einen solchen Jahrhundertschaden zu schultern – und weiterhin, welche herausragende Bedeutung der Rückversicherung als Sicherheitsinstrument für die Volkswirtschaften zukommt und wie wichtig sie als Risikominimierung für die Erstversicherer ist.

Naturgemäß führt ein solch extremer Schaden zum einen zu einer Marktbereinigung, d. h. es werden schwächere Erst- und Rückversicherer, die ihren Zahlungsverpflichtungen nicht nachkommen können bzw. über eine nicht ausreichende Eigenkapitalausstattung verfügen, den Markt verlassen. Zum anderen ergaben sich durch die einhergehenden Raten- und Konditionsverbesserungen, die in Teilbereichen zu Verdoppelungen bis Vervielfachungen der Prämien führten, bereits im vierten Quartal enorme Wachstums- und Gewinnchancen für die Rückversicherer.

Aber auch unabhängig von den außerordentlichen Belastungen aus den Terrorangriffen in den USA war 2001 ein schadenintensives Jahr. Die Anzahl der weltweiten Naturkatastrophen im Geschäftsjahr war mit 700 erfassten Schadenereignissen zwar geringer als im Vorjahr (850). Allerdings lagen die versicherten Schäden mit ca. 11,5 Mrd. USD deutlich höher als im Vorjahr (7,5 Mrd. USD). Als besondere Schäden seien hier das Erdbeben in El Salvador, der tropische Sturm

„Allison" im Süden der USA und der Taifun „Nari" in Taiwan genannt. Neben diesen Naturkatastrophen führten Großschäden wie zum Beispiel das Feuer und der sich anschließende Totalverlust der Ölplattform „Petrobras" vor Brasilien, die in Sri Lanka durch Terroristenangriffe zerstörten Flugzeuge der Sri Lankian Airline sowie die Explosion in einer Düngemittelfabrik in Toulouse und die damit verbundene Zerstörung eines ganzen Stadtviertels zu weiteren exorbitanten Belastungen der Versicherungswirtschaft.

Geschäftsverlauf

Nachdem im Jahr 2000 der Nachsteuergewinn mit 364,9 Mio. EUR auf ein Rekordhoch gestiegen war, ist im Berichtsjahr mit einem Nachsteuerergebnis von 11,1 Mio. EUR eines der schlechtesten Ergebnisse in der Unternehmensgeschichte angefallen. Diese sehr unbefriedigende Entwicklung resultierte im Wesentlichen aus den außerordentlich hohen, bisher einmaligen Schäden aus den Terroranschlägen auf die USA. Dieses einschneidendste Ereignis in der Geschichte der Versicherungswirtschaft belastete uns mit einem Nettoschadenaufwand von rund 400 Mio. EUR.

Die größten Schäden in der Geschichte der Versicherungswirtschaft


in Mio. USD
90.000
80.000
70.000
60.000
50.000
40.000
30.000
20.000
10.000
0
Erdbeben San Francisco 1906
Winterstürme Europa 1990
Hurrikan Andrew 1992
Erdbeben Los Angeles 1994
Hochwasser Ost- und Zentral-Europa 1997
Hurrikan Georges 1998
Unwetter Region Tokai/Japan 2000
World Trade Center (WTC) 2001
Versicherte Schäden 180 10.200 17.000 15.300 795 3.400 990 30.000-77.000
Wirtschaftliche Schäden 524 14.800 30.000 44.000 5.900 10.000 7.440 90.000

Quelle: Münchener Rück, Swiss Re, Versicherungswirtschaft

Bedingt durch diese Schäden wurde unser erwarteter Nachsteuergewinn von 230 Mio. EUR vollkommen aufgezehrt. Ohne diese katastrophalen Ereignisse hätten wir unsere Planungen voll erfüllen können und – die steuerlichen Sondereffekte der Jahre 1999 und 2000 unberücksichtigt – wiederum ein äußerst erfreuliches Ergebnis erzielt und damit unsere langfristigen Gewinnziele erfüllt.

Das Ergebnis je Aktie wäre somit ohne die Schäden des 11. September mit rund 7,44[1] EUR wiederum sehr erfreulich ausgefallen. Tatsächlich ergibt sich ein Ergebnis je Aktie von lediglich 0,34 EUR.

Erstmals 10-Mrd.-EUR-Prämienvolumen überschritten

Wir konnten das Bruttoprämienvolumen in allen Geschäftsfeldern steigern; es überschritt erstmals die 10-Milliarden-Euro-Grenze. Insgesamt steigerten wir unser Prämienvolumen um 3,2 Mrd. EUR oder 38,3 % auf 11,5 Mrd. EUR. Davon waren etwa 1,3 % Prozentpunkte währungskursbedingt.

Diversifizierung rettet Ergebnis

Nachdem Ende 2000 sehr deutlich wurde, dass die weiche Marktphase in der Schaden-Rückversicherung beendet war, bauten wir unser Volumen in diesem Geschäftsfeld um 45,9 % aus. Absolut gesehen bedeutet dies ein Wachstum von 1,6 Mrd. EUR. In absoluten Beträgen konnte keines der weiteren Geschäftsfelder das Prämienvolumen derartig kräftig ausbauen. Relativ gesehen wuchs die Finanz-Rückversicherung – wie bereits im Vorjahr – mit einer Steigerung um 100,0 % am stärksten.

Die Personen-Rückversicherung entwickelte sich im Berichtsjahr erfreulich. Unser Wachstum erfüllte dennoch mit 13,4 % unsere Erwartungen. Da allerdings gewisse Prämienanteile, die nach deutschen Rechnungslegungsvorschriften als solche auszuweisen wären, nach US GAAP mangels Risikotransfer nicht berücksichtigt werden (SFAS 97), fallen die Prämieneinnahmen nach US GAAP um 289 Mio. EUR (Vj. 404 Mio. EUR) niedriger aus.

Erfreulich ist auch die Entwicklung des Programmgeschäfts mit einer Steigerung von 483,0 Mio. EUR (24,5 %). 85,4 Mio. EUR resultierten dabei aus dem europäischen Programmgeschäft. Wir haben unseren Selbstbehalt kräftig erhöht und gehen angesichts der Profitabilität des gezeichneten Geschäfts auch in der Zukunft von einer kontinuierlichen Steigerung unseres Selbstbehalts in diesem Geschäftsfeld aus. Insgesamt stieg er von 14,5 % auf 27,4 %. Die verdiente Nettoprämie stieg um 66,1 % auf 486,1 Mio. EUR (292,7 Mio. EUR).

Erstmalig bewies unsere seit Jahren verfolgte Diversifizierungsstrategie, dass wir starke Belastungen in einem Geschäftsfeld mit Gewinnen in anderen kompensieren können: Das stark negative Ergebnis der normalen Geschäftstätigkeit in der Schaden-Rückversicherung konnte durch unsere sonstigen Geschäftsfelder komplett ausgeglichen werden.

Eigenkapitalrendite


in %
40
30
20
10
0
1995
1996
1997
1998
1999*
2000*
2001*
Vorsteuergewinn**
19,3 %
37,6 %
24,8 %
33,8 %
23,9 %
16,8 %
1,8 %
Jahresüberschuss
11,3 %
18,0 %
15,9 %
14,0 %
17,1 %
26,0 %
0,7 %

* Eigenkapitalrendite gemäß US GAAP
** nach Minderheitsanteilen

[1] Prämieneffekte, die mit den Ereignissen des 11. September in einem kausalen Zusammenhang stehen, wurden nicht berücksichtigt

Die Kapitalanlagebestände stiegen auf 12,1 Mrd. EUR (Vj. 10,2 Mrd. EUR). Infolge der schlechten Situation auf den internationalen Kapitalmärkten konnten wir die sehr hohen Gewinne aus dem Abgang von Kapitalanlagen der Jahre 1999 und 2000 nicht wiederholen: Sie sanken von 251 Mio. EUR auf 190 Mio. EUR. Zusammen mit den stark gestiegenen ordentlichen Erträgen aus Kapitalanlagen konnten wir allerdings auch im Berichtsjahr das Kapitalanlageergebnis um 8,9 % auf 945,7 Mio. EUR steigern. Ebenfalls bedingt durch die unbefriedigende Situation auf den Kapitalmärkten konnten wir unsere Bewertungsreserven aus Kapitalanlagen nicht weiter ausbauen; sie sanken im Berichtsjahr von 71,4 Mio. EUR auf 31,2 Mio. EUR nach Steuern.

Im übrigen Ergebnis der Gewinn- und Verlustrechnung sind Positionen wie das Ergebnis aus Währungsumrechnungen und die Aufwendungen für das Unternehmen als Ganzes zusammengefasst. Die Abschreibungen auf den Firmenwert von 13,4 Mio. EUR betrafen im Wesentlichen die Clarendon Insurance Group und die E+S Rück. Planmäßige Abschreibungen auf den Firmenwert wird es in der Zukunft nach US-amerikanischen Rechnungslegungsstandards nicht mehr geben. Sollte die Werthaltigkeit des Firmenwerts allerdings nachhaltig sinken, ist zukünftig eine Sonderabschreibung vorzunehmen. Wir gehen davon aus, dass in den folgenden Jahren – eine normale Geschäftsentwicklung unterstellt – keine Sonderabschreibungen durchzuführen sind.

Insgesamt sank das Vorsteuerergebnis somit von 304 Mio. EUR auf 53 Mio. EUR; die Anteile anderer Aktionäre am Ergebnis reduzierten sich deutlich.

Anders als im Vorjahr wurde unser Ergebnis nicht durch eine Neuberechnung der latenten Steuern entlastet. Der Steueraufwand beträgt im Berichtsjahr 17,5 Mio. EUR (129 Mio. EUR Steuerertrag). Insgesamt führte dies zu einem Konzernjahresüberschuss von 11,1 Mio. EUR. Dies stellt eine Verminderung gegenüber dem Vorjahr um 97,0 % dar.

Unser Eigenkapital konnte auf Grund des unbefriedigenden Ergebnisses und bedingt durch die geringeren Bewertungsreserven unserer Kapitalanlagebestände nicht wie in den Vorjahren aus eigener Kraft wachsen. Dem wirkte allerdings die im Dezember 2001 durchgeführte Kapitalerhöhung von 194 Mio. EUR entgegen. Per Saldo stieg das Eigenkapital lediglich um 98,7 Mio. EUR auf 1,7 Mrd. EUR.

Aus den Kapitalflüssen des operativen Geschäfts, der Investitionen und Finanzierungen ergibt sich ein Zufluss an Liquidität von 348,4 Mio. EUR.

Gestiegene Kapitalanlagebestände ließen Kapitalanlageergebnis im Berichtsjahr wachsen

Keine Ergebnisbeeinflussung durch außerordentlichen Steuereffekt im Berichtsjahr

Unsere Geschäftssegmente

Im Folgenden kommentieren wir den Geschäftsverlauf unserer vier strategischen Geschäftsfelder. Neben den erläuternden Kommentaren findet sich in der Segmentberichterstattung eine Darstellung der Ergebniskomponenten pro Geschäftsfeld und eine Zuordnung der wesentlichen Aktiv- und Passivpositionen auf unsere Segmente.

Bruttoprämie pro Segment


Schaden-Rückversicherung 43 %
Finanz-Rückversicherung 15 %
Personen-Rückversicherung 21 %
Programmgeschäft 21 %

Bruttoprämie nach Ländern


Lateinamerika 1 %
Asien 2 %
Australien 3 %
Afrika 3 %
Nordamerika 54 %
Deutschland 21 %
restliches Europa 16 %


UN

Kofi Annan, UNO-Generalsekretär

„Ich denke, es war eine der tragischen Ironien, dass der 11. September, an dem die Anschläge stattfanden, der Internationale Tag des Friedens war. An diesem Tag läuten wir normalerweise eine Friedensglocke, und natürlich mussten wir das am 11. September verschieben. Wir taten es später. Dieses Jahr ist auch das Internationale Jahr des Dialoges zwischen den Kulturen, dazu gedacht, die Mitgliedstaaten, Religionen und verschiedenen Gesellschaften einander näher zu bringen in einem Dialog über Kultur, über das, was sie gemeinsam haben und nicht über das, was sie trennt."

Schaden-Rückversicherung

Die Talsohle in den wesentlichen Versicherungsmärkten war zu Beginn des Berichtsjahres bereits durchschritten, und die Konditionen entwickelten sich in einigen Märkten wieder positiv.

Qualität unserer Retrozessionsforderungen


Gesellschaften ohne Rating 1 %
Besichert bzw. schon kollektiert 51 %
Rating BBB oder niedriger 5 %
Rating A und höher 43 %

Obwohl wir in der zyklischen Schaden-Rückversicherung keine strategischen Wachstumsziele verfolgen, sondern unsere Ausrichtung rein gewinnorientiert ist, konnten wir unser Prämienvolumen um 45,9 % (30 %) ausweiten. Von dieser Steigerung entfielen -0,5 % auf Währungskursveränderungen. Insgesamt stieg der Anteil der Schaden-Rückversicherung an unserem Gesamtgeschäftsvolumen um 2 % auf 43 % an.

Erstes Halbjahr 2001 entwickelte sich erfreulich

Die Belastung durch Großschäden war in der ersten Jahreshälfte noch moderat. Wesentliche Ereignisse waren der Untergang einer Ölplattform vor Brasilien sowie der tropische Sturm „Allison", der im Südwesten der USA zu starken Überschwemmungen führte. Trotz dieser Schäden schloss das erste Halbjahr mit einer vergleichsweise niedrigen kombinierten Schaden-/Kostenquote von 105 %.

Diese bis dahin erfreuliche Entwicklung des Segmentes fand durch die Ereignisse des 11. September ein jähes Ende. Nach Abzug der Retrozessionsanteile verblieben 400 Mio. EUR in unserem Selbstbehalt. Diese Belastung entspricht einer Erhöhung der Schadenquote um 13 %-Punkte. Der entstandene Nettoschaden entsprach in etwa unserem geplanten Konzern-Vorsteuerergebnis, das damit nahezu gänzlich aufgezehrt wurde.

Ein nennenswertes Kreditrisiko aus der Retrozession von mehr als zwei Dritteln dieses Schadens befürchten wir nicht, da ein großer Teil der Forderungen besichert ist (z. B. jene aus der Risikoverbriefung) bzw. schon realisiert wurde. Das Gros der weiteren Forderungen besteht gegenüber Gesellschaften, die mit einem Standard & Poor's-Rating von A und höher bewertet sind.

Wir haben im Berichtsjahr sämtliche uns mitgeteilten Schäden aus den Terroranschlägen berücksichtigt sowie in angemessenem Maße für mögliche Nachmeldungen Vorsorge getroffen. Für die Folgejahre rechnen wir somit nicht mit weiteren Belastungen aus diesem Ereignis.

Auf Grund der exorbitanten Schäden aus den Terroranschlägen am 11. September erbrachte die Schaden-Rückversicherung im Jahresverlauf einen stark negativen Ergebnisbeitrag. Dieser führte zu einem Ertrag aus Steuern; somit schließt dieses Geschäftsfeld insgesamt mit einem Ergebnis nach Steuern von -75,5 Mio. EUR ab.

Kennzahlen zur Schaden-Rückversicherung

in Mio. EUR	2001	2000	1999
Gebuchte Bruttoprämien	4 938	3 385	2 614
Verdiente Nettoprämien	2 989	2 524	2 069
Versicherungstechnisches Ergebnis	-481	-206	-228
Kapitalanlageergebnis	361	472	526
Operatives Ergebnis vor allgemeinen Aufwendungen	-120	266	297
Schadenquote	94 %	81 %	88 %
Kombinierte Schaden- / Kostenquote	117 %	108 %	111 %
Operative Ergebnisquote	-4 %	11 %	14 %

Ohne die Ereignisse des 11. September und trotz eines gravierenden Großschadenanfalls (vor allem in der zweiten Jahreshälfte) hätten wir im Berichtsjahr wiederum unsere Planziele erreicht.

Im Folgenden erläutern wir die Entwicklung der HUK- und Sachsparten in den geografisch gegliederten Märkten sowie die Spezialsparten, die bei uns in weltweit zuständigen Zentralbereichen bearbeitet werden.

Ohne Terroranschläge hätten wir unsere Ziele wiederum erfüllt

Deutschland

Bereits in der zweiten Hälfte des Jahres 2000 begannen deutsche Erstversicherungsunternehmen, ihre Bestände im Industriegeschäft als Folge der langanhaltenden schlechten Ergebnissituation zu sanieren. Dies setzte sich im Berichtsjahr fort. Trotz erster Sanierungserfolge waren die Prämien und Bedingungen nach wie vor in vielen Bereichen des gewerblichen und industriellen Geschäfts nicht auskömmlich.

In der industriellen Sachversicherung haben wir uns in der ersten Jahreshälfte 2001 – wie bereits in den Vorjahren – nicht sehr stark engagiert. Erst nach den Terroranschlägen des 11. September haben wir die weitreichenden Konditionsverbesserungen genutzt und dem Markt zusätzliche Kapazität zur Verfügung gestellt. Erstmals seit 1994 bauten wir damit unsere gebuchten Prämien in dieser Sparte wieder aus. Negativ beeinflusst wurde das industrielle Sachgeschäft allerdings nochmals durch eine deutliche Erhöhung des Großschadenaufkommens im Berichtsjahr.

Des Weiteren waren nach wie vor die Nachwirkungen der Stürme „Lothar" und „Anatol" aus dem Dezember 1999 zu spüren. Nachdem wir die Raten für das Jahr 2000 noch nicht adäquat anpassen konnten, waren im Berichtsjahr nun starke Ratenerhöhungen für Katastrophendeckungen durchsetzbar. Trotzdem erreichten die Raten immer noch kein bedarfsgerechtes Niveau.

Erstmals seit acht Jahren wieder Ausbau der Prämien in industrieller Sachversicherung

Unseren Zeichnungsschwerpunkt im deutschen Markt bildete, wie in der Vergangenheit auch, unser proportionales und nichtproportionales Kraftfahrtgeschäft. Das Berichtsjahr verlief dank der Prämiensteigerung und einer massiven Reduzierung der Schadenhäufigkeit äußerst zufrieden stellend.

In der Haftpflichtsparte belasteten Großschäden, wie der publizistisch stark beachtete Serienschaden eines großen Pharmaunternehmens und andere Produkthaftpflichtschäden, unser Haftpflichtportefeuille erheblich. Die Schadenquote war daher deutlich höher als in den Vorjahren.

Großbritannien/Irland

Insgesamt entwickelten sich der britische und irische Markt positiv. Bedingt durch den Wegfall von Erstversicherungsunternehmen durch Konkurs erholte sich der Haftpflichtmarkt deutlich. Unsere Sanierungsmaßnahmen in dieser Sparte zeigen Früchte; wir sind mit der Entwicklung unseres eigenen Portefeuilles sehr zufrieden. In den Sachsparten decken wir im Wesentlichen Katastrophengefahren. Durch das Ausbleiben von Großschadenereignissen entwickelte sich unser Ergebnis erfreulich.

Insbesondere das Kraftfahrtgeschäft verbesserte sich deutlich. Eingeleitet durch einen Unfall in North Yorkshire, bei dem ein Pkw von einer Brücke auf Gleisanlagen fiel und mit einem Personenzug kollidierte, wurden die Raten für Versicherungsschutz überdacht. Wir beteiligten uns sehr stark an nichtproportionalen Deckungen für Großschäden; die Raten für diese Deckungen stiegen in Folge dieses Unfalls sehr viel stärker als die Originalraten der Erstversicherungsunternehmen. Die Gewinnchancen unseres Geschäftes konnten deutlich gesteigert werden.

Schadenereignis in North Yorkshire beeinflusste den britischen Markt

Hannover Rück im Londoner Markt erstklassig positioniert

Im Londoner Markt zeichnen wir vor allem Sachgeschäft und wesentliche Teile unseres weltweiten Luftfahrt- und Transportgeschäfts. Hierüber berichten wir gesondert ab Seite 39. Wir zeichnen nach wie vor nur in geringem Umfang Haftpflichtgeschäft über den Londoner Markt, da wir das Ratenniveau für Haftpflichtdeckungen noch nicht für auskömmlich halten.

Vor dem 11. September konnten wir bereits eine generelle Ratenerhöhung im Sachgeschäft feststellen. Diese Entwicklung wurde unter anderem durch eine Einschränkung der Kapazität am Londoner Markt unterstützt. Nach den Anschlägen auf die Vereinigten Staaten verstärkte sich diese Entwicklung erheblich. Einige Lloyd's-Syndikate zogen sich aus der Rückversicherung zurück oder aber richteten ihre Zeichnungspolitik neu aus. Dieses Verhalten führte – im Zusammenhang mit der enormen Prämiensteigerung bedingt durch die Erfahrungen aus den Anschlägen – für uns zu einer starken Prämienerhöhung bereits im vierten Quartal des Berichtsjahrs. Dennoch ist unser Ergebnis durch die starke Belastung aus den Schäden vom 11. September negativ.

Frankreich

In Frankreich zeichnen wir im Wesentlichen Sachversicherungsgeschäft.

Im Berichtsjahr wieder auskömmliches Ratenniveau im Sachgeschäft

Nach wie vor stand dieser Markt im Berichtsjahr unter dem Eindruck der Winterstürme „Lothar" und „Martin" aus dem Dezember 1999. Die Vertragsverhandlungen zwischen Erst- und Rückversicherern waren zum Zeitpunkt der Winterstürme im Wesentlichen bereits abgeschlossen, so dass diese Schäden die Preisbildung im Jahr 2000 nicht mehr beeinflussen konnten. So bedeuteten die vereinbarten Marktkonditionen für die Rückversicherer den Tiefpunkt der Geschäftsentwicklung mit völlig unzureichenden Bedingungen. Eine deutliche Ratenerhöhung setzte erst im Berichtsjahr ein. Diese führte zu einem Ratenniveau, welches an die prämienstarken Jahre 1993 und 1994 anknüpfen konnte.

Die Explosion einer Düngemittelfabrik in Toulouse prägte allerdings die Ergebnissituation des Jahres 2001 negativ. Dieses Schadenereignis führte zu einer Nettoschadenbelastung von nahezu 70 Mio. EUR.

Nord- und Mitteleuropa

Die Fusionswelle bei den skandinavischen Erstversicherungsunternehmen führte zu einer sehr starken Konzentration der Versicherungsgesellschaften. In fast allen Ländern Nordeuropas halten mittlerweile wenige große Erstversicherer bis zu 90 % des Schadenversicherungsvolumens. Diese Welle blieb im Rückversicherungsmarkt nahezu ohne Auswirkung. Erst die Terroranschläge am 11. September bewirkten, dass die Erstversicherungsunternehmen insbesondere Partner mit hervorragender Bonität suchten.

Fusionswelle in Skandinavien

Wir nutzten das Marktumfeld zu einer deutlichen Umstrukturierung unseres Portefeuilles hin zu nichtproportionalen Deckungen. Die Katastrophenrückversicherung konnte nach dem Sturm „Anatol" nicht nur in Dänemark stark ausgeweitet werden, sondern es konnten auch maßgebliche Ratenerhöhungen in den übrigen skandinavischen Ländern durchgesetzt werden.

In den Benelux-Ländern sanken die Kapazitäten im Bereich der Katastrophendeckungen. Somit gelang es uns in diesem Markt, unser Geschäftsvolumen auszubauen.

Es gelang uns zudem, zusätzliche Akzepte in allen nordischen Ländern zu gewinnen. Insgesamt haben wir somit in diesem Bereich unser Prämienvolumen ausbauen und das Ergebnis bedingt durch das Ausbleiben wesentlicher Großschäden stark verbessern können.

Italien

Im März 2000 sorgte die italienische Regierung für Aufsehen, als sie die Marktteilnehmer der Preisabsprache im Kraftfahrzeug-Erstversicherungsgeschäft bezichtigte. Sie untersagte Tarifanpassungen im Bereich der Bonusklassen und griff damit in die freie Preisgestaltung ein. Dies führte nochmals zu einer Verschlechterung der Marktbedingungen und entsprechend zu einem weiter sinkenden Ergebnis in dieser Sparte. Zwar unterstützen wir die Erstversicherungsunternehmen im Wesentlichen über nichtproportionale Verträge, dennoch führte diese Politik auch bei uns zu nicht auskömmlichen Raten. Das zwölfmonatige Moratorium endete erst im Berichtsjahr. Nach dessen Ablauf erhöhten die Erstversicherungsunternehmen marktweit ihre Prämien im Mittel um rund 15 %.

Auch im Industriegeschäft haben sich die Originalraten erstmals nach vielen Jahren nach oben bewegt. Bedingt durch die verheerenden Überschwemmungen im Oktober 2000 – vor allem in Norditalien – sind gerade die Katastrophendeckungen angepasst worden. Diese Entwicklung im Industriegeschäft führte allerdings noch nicht zu auskömmlichen Raten. Erst im Herbst 2001 – nach den Ereignissen des 11. September – wurden die Bedingungen ernsthaft und substanziell adjustiert.

Nachwirkungen der Überschwemmungskatastrophe des Jahres 2000 noch spürbar

Diese positiven Signale auf dem Erstversicherungsmarkt spiegelten sich auf dem italienischen Rückversicherungsmarkt wider. Verstärkt wurden diese Entwicklungen durch die Verknappung von Rückversicherungskapazitäten auf dem Markt. Diverse Rückversicherer, vor allem US-amerikanische, haben die Zeichnung auf dem italienischen Markt eingestellt. Die entstehenden Deckungslücken konnten wir teilweise nutzen und unseren Marktanteil ausbauen. Zu einigen Zielkunden haben wir im Berichtsjahr Geschäftsverbindungen herstellen können. Zugleich erlaubten es die Bedingungen am Markt, die Qualität unseres Portefeuilles zu verbessern.

Osteuropa

Der mittel- und osteuropäische Markt ist zurzeit von Reformen geprägt. Insbesondere die Länder mit Aussicht auf eine EU-Mitgliedschaft versuchen derzeit, die Rahmenbedingungen ihres Marktes auf EU-Standard zu bringen.

Der Rückversicherungsmarkt entwickelte sich im abgelaufenen Jahr recht positiv. Eine Marktverhärtung war erkennbar, die in Teilbereichen zu substanziellen Ratenerhöhungen – insbesondere für Katastrophendeckungen – geführt hat.

Ratenerhöhungen vor allem bei Katastrophendeckungen erzielt

Das Prämienvolumen bauten wir im Berichtsjahr kontinuierlich aus. In unserem Portefeuille dominierten die Sparten Feuer und Kraftfahrt. Großschadenereignisse waren nicht zu verzeichnen. Insgesamt verlief das Jahr sehr positiv, so dass wir mit einem versicherungstechnischen Gewinn schlossen.

Nordamerika

Bereits vor dem 11. September hatte sich die konjukturelle Entwicklung in den USA verschlechtert. Die Terroranschläge am 11. September und deren gravierende wirtschaftliche Folgen beschleunigten dies.

Schon zum Ende des Jahres 2000 konnten erstmals positive Veränderungen der Konditionen vor allem im Erstversicherungssektor und zum Teil auch bei der Rückversicherung festgestellt werden. Allerdings reichten diese Preissteigerungen im ersten Halbjahr nicht aus, um die Ertragssituation nachhaltig zu verbessern. Einige Marktteilnehmer sowohl auf dem Erst- als auch auf dem Rückversicherungsmarkt zogen sich auf Grund der unzureichenden Ertragssituation aus dem Markt zurück bzw. stellten sich neu auf.

Die kombinierte Schaden-/Kostenquote vieler Marktteilnehmer überstieg bereits vor dem 11. September 120 %. Die Schadenquoten stiegen nach den Terroranschlägen massiv, so dass dieser größte Schaden in der Geschichte der Versicherungswirtschaft zu einem schwarzen Jahr für die Rückversicherungswirtschaft führte.

Geografische Verteilung der Schaden-Rückversicherung in % der Bruttoprämie



Deutschland 39 %
Australien 2 %
Lateinamerika 2 %
Afrika 4 %
Asien 5 %
Nordamerika 25 %
restliches Europa 23 %

Neben den Terrorattacken mit einem geschätzten Marktschaden von rund 50 Mrd. USD beeinflusste der Sturm „Allison" unser Ergebnis negativ. Von diesem Sturm war hauptsächlich der Süden der Vereinigten Staaten betroffen. Der gesamte Marktschaden beläuft sich auf mehr als 5 Mrd. EUR.

Positive Entwicklung der Sachversicherungssparten in den USA

Im Berichtsjahr entwickelten sich neben der Sachversicherung besonders Teile der Haftpflichtversicherung positiv. In dieser Sparte wuchsen wir durch Ratenerhöhungen auf dem Erstversicherungsmarkt, die sich auch in den Rückversicherungsverträgen niederschlugen. Besonders hervorzuheben ist die Sparte Berufshaftpflicht. Insgesamt waren wir in der Lage, unser Prämienvolumen in diesem Markt um mehr als 70 % zu steigern.

Bedingt durch die Vertragsgestaltungen im amerikanischen Erst- und Rückversicherungsbereich konnten wir bereits kurz nach dem 11. September viele Verträge umstellen bzw. zeichnen und bereits im Berichtsjahr teilweise maßgebliche Ratenerhöhungen erzielen. Diese Entwicklung nutzten wir besonders in den Sachsparten. Im industriellen Feuergeschäft erhöhten sich beispielsweise die Raten um 50 bis 100 %. Gleichzeitig wurden die Selbstbehalte erhöht.

Die Terrorattacken lösten eine Diskussion über die Deckung von Terrorrisiken aus. Im amerikanischen Markt kam es noch im Berichtsjahr zu einem grundsätzlichen Ausschluss von Terrordeckungen (mit Ausnahme des Privatkundengeschäftes). Eine Poollösung für Terrordeckungen mit Unterstützung des Staates wurde nicht erreicht. Konsequenz war der Aufbau einer privatwirtschaftlichen Deckung ausschließlich für Terrorismusrisiken. Wir beteiligten uns bereits im Berichtsjahr an diesen Verträgen und übernahmen in diesem Segment eine führende Rolle auf dem Rückversicherungsmarkt.

Gründung eines Katastrophen-Rückversicherers in Bermuda

Im Frühjahr 2001 gründeten wir die Hannover Re (Bermuda) Ltd., Hamilton/Bermuda, die im Wesentlichen weltweites Katastrophengeschäft zeichnet. Hannover Re Bermuda konnte sich als neuer Marktteilnehmer unsere starke Position im US-Markt zu Nutze machen. Sie stellt deutliche Kapazitäten im mittleren und oberen Bereich bei Katastrophenprogrammen zur Verfügung. Vor den Anschlägen in den USA zeichnete sich im Naturkatastrophenbereich bereits eine Verhärtung der Rückversicherungskonditionen ab. Die Ereignisse in den USA erhöhten den Druck. Allerdings hat der Zufluss von neuem Kapital in den Rückversicherungsmarkt bereits im 4. Quartal die Preise wieder unter Druck gesetzt. Insgesamt stiegen die Raten im US-Katastrophengeschäft durch diese Entwicklung lediglich um 20 bis 25 % an, was – angesichts des bereits Mitte des Jahres vorherrschenden hohen Ratenniveaus – keine Enttäuschung darstellt und Hannover Re Bermuda ein gutes bis sehr gutes Ergebnispotenzial sichert.

Lateinamerika

Der lateinamerikanische Erstversicherungsmarkt ist gekennzeichnet durch einen sehr regen Wettbewerb. In nahezu allen Märkten halten die fünf größten Versicherungsgesellschaften einen Marktanteil von über 50 %. Das Wachstum dieser Märkte wird durch die wirtschaftliche Rezession deutlich gedämpft.

Im Rückversicherungsmarkt ließen sich leichte Verbesserungen der Konditionen zunächst im ersten Halbjahr 2001 feststellen und dann nochmals nach den Ereignissen des 11. September.

Wir folgen in diesem Markt im Normalfall den führenden Rückversicherern. Im Berichtsjahr reduzierten wir unser proportionales Engagement weiter und versuchten parallel dazu, unser nichtproportionales Prämienvolumen auszubauen. Der Abbau des volumenträchtigeren, aber nicht profitablen proportionalen Geschäfts führte trotz der Ausweitung des nichtproportionalen Portefeuilles zu einer Prämienreduzierung.

Naturkatastrophen beeinflussen Entwicklung negativ

Ein Erdbeben in El Salvador und ein Hurrikan in Belize belasteten unser Ergebnis in dieser Sparte deutlich und führten zu einem im Vergleich zum Vorjahr schlechteren Ergebnis.

Asien

Japan

Der japanische Erstversicherungsmarkt ist immer noch gekennzeichnet durch die im Jahre 1998 begonnene Deregulierung. Die Erstversicherungsunternehmen hatten mit geringem Prämienwachstum und in Teilbereichen mit nicht auskömmlichen Prämien zu kämpfen. Eine Welle von Fusionen war die Folge. Außerdem sahen sich die Erstversicherungsunternehmen mit einer Verknappung der Rückversicherungskapazitäten für Naturgefahren und mit verschärften Rückversicherungsbedingungen konfrontiert.

Wir reduzierten den Umfang unserer proportionalen Rückversicherungen für Naturgefahren im Berichtsjahr deutlich. In Teilsegmenten konnten wir nach wie vor keine auskömmlichen Raten realisieren, so dass wir insbesondere das sturmexponierte Geschäft abbauten.

Somit verringerte sich zwar unser Prämienvolumen; da Katastrophenschäden ausblieben, stellt sich das Ergebnis allerdings sehr positiv dar.

China/Hongkong

Obwohl der Erstversicherungsmarkt durch niedrige Raten geprägt ist, streben diverse neue Erstversicherungsunternehmen auf den Markt, vornehmlich ausländische Gesellschaften.

Der Rückversicherungsmarkt ist als sehr defensiv zu bezeichnen. Unser Ziel ist es, in diesem Marktumfeld nichtproportionale Deckungen zu angemessenen Preisen zu zeichnen. Zusätzlich versuchen wir, sehr selektiv proportionales Geschäft zu zeichnen und unsere Kunden davon zu überzeugen, die Originalraten zu verbessern. Insgesamt konnten wir unser Prämienvolumen leicht steigern und das Berichtsjahr – begünstigt durch das Ausbleiben von Katastrophenschäden – positiv abschließen.

Positives Ergebnis in Japan und China durch Ausbleiben von Großschäden

Taiwan

Der taiwanesische Erstversicherungsmarkt ist von starkem Wettbewerb charakterisiert. Die Originalraten sind in wesentlichen Sparten rückläufig.

Noch im Jahr 2000 hatte sich der Rückversicherungsmarkt sehr positiv entwickelt, da die Kapazitäten damals knapp waren. Im Berichtsjahr spiegelte sich der Rückgang der Originalprämien auch in den Rückversicherungsverträgen wider.

Feuer- und Sturmsparte in Taiwan stark schadenbelastet

Der Marktsituation entsprechend entwickelte sich unser Prämienvolumen verhalten. Unser Ergebnis wurde durch ein Großfeuer sowie drei Taifunschäden beeinflusst. Die Summe der Schäden führte zu einem für uns sehr unbefriedigenden Ergebnis.

ASEAN-Region

Nach wie vor ist diese Region geprägt von den Finanzkrisen der 90er Jahre. Der Wettbewerb unter den Marktteilnehmern ist weiterhin sehr lebhaft, und somit sind die Erstversicherungsprämien auf niedrigem Niveau. Prämien für Naturgefahrenexponierungen wurden noch stärker untertarifiert als die ohnehin bereits unter Druck stehenden Raten für Sachversicherungen. Die Tarife für die Kraftfahrt-Sparte wurden hingegen nach vielen Jahren der Reduktion in *Malaysia* und *Thailand* nach oben korrigiert.

Hohe Marktdurchdringung in Malaysia

Entgegen der Entwicklung auf den Erstversicherungsmärkten konnten auf den Rückversicherungsmärkten deutlich bessere Konditionen durchgesetzt werden, insbesondere gilt dies für nichtproportionale Deckungen. Dieser Trend setzte sich im Laufe des Berichtsjahrs zwar noch fort, dennoch wirkte ein kräftiges Überangebot an Rückversicherungskapazitäten diesem Trend entgegen. Der Ausfall mehrerer Wettbewerber nach den Anschlägen des 11. September trug dazu bei, dass sich das Preisniveau letztlich doch verbesserte.

Über unsere Niederlassung in Malaysia bauten wir einen schnellen und direkten Kontakt zu unseren Kunden und den wesentlichen Maklern in der ASEAN-Region auf. Die höchste Marktdurchdringung erzielten wir in Malaysia. Gemäß unserer Strategie haben wir im Berichtsjahr vermehrt nichtproportionales Geschäft gezeichnet. Dies ist vor allem im malaysischen Markt schwer umzusetzen, da dieser nach wie vor von der proportionalen Rückversicherung dominiert wird.

Den Schwerpunkt unseres Portefeuilles bildet die Sachversicherung. In Malaysia und *Singapur* konnten wir zusätzlich Kraftfahrt-Geschäft zeichnen. Insgesamt haben wir unsere regionale und spartenbezogene Diversifizierung im vergangenen Jahr ausbauen können.

Insgesamt schließen wir das Berichtsjahr mit einem leicht positiven versicherungstechnischen Ergebnis ab.

Australien und Neuseeland

Hannover Rück einer der führenden Anbieter

Das Geschäft wurde im abgelaufenen Jahr unter anderem vom Zusammenbruch des zweitgrößten australischen Erstversicherers geprägt. Dies führte zum einen zu einer Verhärtung des Marktes, zum anderen dazu, dass die Kunden heute verstärkt Versicherer mit einer hohen Bonität suchen.

Diese Marktbedingungen ließen die Versicherungsprämien steigen. Zum Ende des Berichtsjahres wurden bestimmte Haftpflichtdeckungen, z. B. der Arzthaftpflicht, von der Regierung übernommen, da die Ärzte derartigen Prämienerhöhungen nicht mehr nachkommen konnten.

Wir sind in diesem Markt als lokaler Rückversicherer ein etablierter Marktteilnehmer. Betrieben wird das dortige Geschäft über unsere australische Niederlassung in Sydney. Im Katastrophen- und Haftpflicht-Rückversicherungsgeschäft zählen wir zu den führenden Anbietern. Da sich die Konditionen im Markt sichtbar verbesserten, haben wir im vergangenen Jahr vermehrt proportionales Sachgeschäft gezeichnet und uns nochmals stärker bei den Katastrophendeckungen engagiert. Außerdem haben wir unser Haftpflichtgeschäft ausgeweitet.

Da Großschäden – mit Ausnahme der Buschbrände um Sydney, von denen wir nicht nennenswert betroffen waren, – ausgeblieben sind, erzielten wir im Berichtsjahr ein sehr gutes Ergebnis.

Afrika

Der Versicherungssektor in Afrika ist gekennzeichnet durch einen sehr hohen Wettbewerbsdruck und durch die nach wie vor in vielen Regionen politisch instabile Lage. Dem allgemeinen Wettbewerbsdruck folgend haben sich in den letzten Jahren insbesondere in Südafrika verschiedene Erstversicherungsgesellschaften zusammengeschlossen. Der Wettbewerb beschränkt sich somit auf eine immer geringer werdende Anzahl von Marktteilnehmern.

Den Rückversicherungsmarkt beherrschen wenige Rückversicherer. Da sich einige Gesellschaften neu ausrichteten, verbesserten sich für die verbleibenden Gesellschaften die Wachstumschancen.

In diesem Marktumfeld sind wir einer der führenden Rückversicherer. Südafrika ist für uns das wichtigste afrikanische Land. 92 % des Prämienvolumens resultieren aus diesem Markt. Lediglich 8 % des Geschäftsvolumens generieren wir in anderen Ländern südlich der Sahara. Wir konnten in vielen Sparten – entgegen der allgemein verhaltenen Entwicklung auf dem Erstversicherungsmarkt – Prämienerhöhungen durchsetzen und unser Prämienvolumen steigern. Die Prämienentwicklung im nichtproportionalen Geschäft ist bei weitem positiver als die entsprechende Entwicklung im proportionalen Bereich. Die Ergebnissituation verbesserte sich im Vergleich zum Vorjahr deutlich.

Prämienvolumen und Ergebnis in Südafrika, dem wichtigsten Markt, gesteigert

Luftfahrt und Transport weltweit

Durch die Terroranschläge auf das World Trade Center in New York und das Pentagon in Washington am 11. September 2001 wurde die Luftfahrtversicherung von Schäden in bisher nicht gekannter Höhe getroffen. Allein aus diesem Schadenkomplex ergibt sich eine Marktbelastung von rund 4 Mrd. USD (der bis dahin größte Schaden war der Swiss Air-Absturz aus dem Jahr 1998 mit einem im Vergleich dazu nur „geringen" Schaden von 800 Mio. USD). Der Luftfahrtmarkt hat auf diese Schadenbelastung umgehend mit substanziellen Prämiensteigerungen sowie einer Reduzierung der Haftung für Dritthaftpflichtschäden reagiert. Letztere wurden auf 50 Mio. USD reduziert. Darüber hinaus wurden für das Haftpflichtkriegs- und -terrorismusrisiko Zusatzprämien durchgesetzt, die insgesamt zu einer erheblich gestiegenen Prämie im Flottengeschäft der Luftverkehrsgesellschaften führten. Auch bei den Luftfahrt-Produkthaftpflichtversicherungen sowie in der allgemeinen Luftfahrtversicherung konnten beträchtliche Ratenerhöhungen durchgesetzt werden, wenn auch nicht vergleichbar mit den Prämienerhöhungen im Flottengeschäft der Luftfahrt-Verkehrsgesellschaften.

Unsere Zeichnungspolitik war darauf ausgerichtet, die wesentlich verbesserten Bedingungen in der Luftfahrtrückversicherung vollumfänglich zu nutzen, um Gewinnchancen wahrzunehmen. Insgesamt erzielten wir auf Grund dieser Marktbedingungen einen erheblichen Prämienzuwachs von mehr als 100 %.

Im Waren- und Kaskogeschäft der Transportversicherung sind durchaus Erholungstendenzen bezüglich des Ratenniveaus zu erkennen. Dennoch haben die Raten noch kein auskömmliches Niveau erreicht. Anders sieht die Situation im Meerestechnikgeschäft aus, wo auf Grund eines katastrophalen Schadenverlaufs substanzielle Ratenerhöhungen zu beobachten waren. Darüber hinaus verbesserten sich hier die Bedingungen in Bezug auf den Haftungsumfang und die Selbstbehalte erheblich.

Insbesondere im Transport-Schadenexzedenten-Bereich ist es nach den Ereignissen des 11. September zu beachtlichen Ratenerhöhungen gekommen. Diese betrugen für den Londoner Markt 50 bis über 100 % bei reinen Transportprogrammen. Insgesamt verdoppelten wir in diesem Markt unser Volumen. Das Geschäft außerhalb des Londoner Marktes verzeichnete ebenfalls außerordentliche Ratenerhöhungen. Diese liegen in der Größenordnung von 20 bis 50 %. Im Transportbereich hat sich die Rückversicherungskapazität nicht reduziert, vielmehr ist sie durch das Erscheinen neuer Rückversicherer aus Bermuda erhöht worden.

Erheblich gestiegene Luftfahrtprämien nach Terroranschlägen

Unsere Zeichnungspolitik ist gekennzeichnet durch eine starke Fokussierung auf das Schadenexzedentengeschäft, während wir unser proportionales Geschäft nach wie vor reduzieren.



*Rudy Giuliani,
ehemaliger Bürgermeister
von New York*

„Freiheit von Angst ist ein Grundrecht des Menschen. Wir müssen unser Recht auf ein Leben ohne Angst mit größerer Zuversicht und Entschlossenheit neu behaupten, hier in New York City, in Amerika und der ganzen Welt. Mit klarer, einmütiger Stimme müssen wir sagen, dass wir uns dem Terrorismus nicht beugen werden.

Umgeben von unseren Freunden jeden Glaubens wissen wir, dass dies kein Zusammenstoß von Kulturen, sondern ein Konflikt zwischen Morden und Menschlichkeit ist."

Kredit- und Kautionsrückversicherung weltweit

Ratensteigerungen auf Grund verminderter Kapazität

Die Kredit- und Kautionsrückversicherung stellt für uns ein strategisch wichtiges Nischengeschäftsfeld dar. Wir betreiben diese Sparte ausschließlich von unserem Kompetenzzentrum in Hannover aus.

Insgesamt steht die Kredit- und Kautionsversicherung unter dem Zeichen des starken Konjunktureinbruchs. Hohe Insolvenzzahlen weltweit führten auch zu hohen Schadenbelastungen auf Seiten der Erstversicherungsunternehmen. Dies wiederum führte zu starken Sanierungsmaßnahmen bei den Erstversicherern und zu einer Abnahme des Wettbewerbs im Berichtsjahr. Die Situation auf den Erstversicherungsmärkten spiegelte sich letztlich durch die Dominanz quotaler Abgaben auch in der Rückversicherung wider.

Das konjunkturbedingte Insolvenzniveau führte insbesondere in den USA und in Westeuropa zu starken Ergebnisbelastungen für die Rückversicherungswirtschaft. Auch die Rückversicherer sanierten ihre Bestände, und der Wettbewerbsdruck in diesem Markt reduzierte sich.

Mit zunehmender Verschlechterung des konjunkturellen Umfeldes verschärften wir unsere Zeichnungspolitik im Laufe des Jahres. Dadurch konnten wir das Prämienvolumen in dieser Sparte um rund 35 % erhöhen. Gleichzeitig stagnierte der Ergebnisbeitrag trotz einiger Großschäden und einer verstärkten Schadenfrequenz in Westeuropa. Bezüglich des Enron-Insolvenzkomplexes ist nach wie vor von Seiten der Erstversicherer nicht geklärt, ob hierfür vollumfänglich Versicherungsschutz besteht. Aus Vorsichtsgründen haben wir jedoch unsere mögliche Belastung aus diesem Schadenereignis reserviert.

Im laufenden Jahr haben sich bereits einige Marktteilnehmer auf Grund der Ereignisse vom 11. September aus der Sparte Kredit/Kaution zurückgezogen. Nachdem im Berichtsjahr häufig Überkapazitäten das Preisniveau negativ beeinflussten, führte nun die verminderte Kapazität zu starken Ratensteigerungen.

Personen-Rückversicherung

Hannover Life Re in Europa auf Rang drei und weltweit auf Rang vier

Das allgemeine wirtschaftliche Umfeld ist auf dem überwiegenden Teil der Versicherungsmärkte nach wie vor günstig für Lebens- und Rentenversicherer. Diese können als Nutznießer der gravierenden, langfristig wirkenden demografischen Änderungen in der Bevölkerungs- und Altersstruktur angesehen werden. Die Nachfrage von Privatkunden nach Produkten zur Sicherung der Hinterbliebenen als auch für die eigene Altersvorsorge nimmt in fast allen Märkten zu. Sie hat im Berichtsjahr auch in Deutschland als partielle Privatisierung der gesetzlichen Rentenversicherung – Stichwort „Riester-Rente" – zu neuen Potenzialen für Lebensversicherer und Fonds der Betrieblichen Altersversorgung geführt.

Geografische Verteilung der Personen-Rückversicherung in % der Bruttoprämie


Asien 2 %
Lateinamerika 1 %
Frankreich 3 %
Afrika 4 %
Australien 6 %
restliches Europa 6 %
Großbritannien 12 %
Deutschland 20 %
Nordamerika 46 %

Die fortschreitende Konsolidierung – im zweiten Halbjahr 2001 wurde einer der größten US-Lebensrückversicherer vom Weltmarktführer übernommen – hat auf unsere Marktposition nur geringe Auswirkungen. Nach neueren Untersuchungen externer Marktbeobachter (A.M. Best, Manulife etc.) nehmen wir mittlerweile Rang drei unter allen europäischen und Rang vier unter allen weltweit tätigen Personen-Rückversicherern ein.

In unserem Geschäftsmodell des Finanzierungsrückversicherers („Stochastischer Banker") und als Produktpartner für innovative Lebens- und Rentenversicherungen sind wir weltweit führend.

Dank unserer Position agieren wir gegenwärtig in einem wenig wettbewerbsintensiven Marktumfeld.

Im Zentrum der Aktivitäten der Hannover Life Re (HLR) stand im Berichtsjahr der weitere Ausbau unserer Marktposition in den Zielmärkten Europa, Nordamerika und Asien für die Rückdeckung von Lebens- und Rentenversicherungsprodukten.

Im deutschsprachigen Raum Europas haben wir wiederum in beachtlichem Umfang Neugeschäftsfinanzierungen für fondsgebundene Lebens- und Rentenprodukte wachstumsstarker Erstversicherer durchgeführt. In Großbritannien stärkten wir insbesondere unsere Position als Produktpartner für Vorzugsrenten, so genannte Enhanced Annuities. In den romanischen Märkten wie Frankreich, Spanien und Italien fokussierten wir uns auf das Bancassurance-Segment, welches unverändert hohe Bedeutung einnimmt.

Im US-amerikanischen Markt haben wir die im Jahr 2000 eingeleitete Restrukturierung mit dem Ausstieg aus der Rückdeckung von Krankenversicherungen fortgeführt und im vierten Quartal 2001 erfolgreich beendet. Gleiches gilt auch für Südafrika.

Die asiatischen Märkte, insbesondere Japan und die Region Greater China, entwickelten sich für uns im Berichtsjahr sehr positiv. In Australien konnten wir unsere führende Marktposition verteidigen.

Die Bruttoprämieneinnahmen 2001 stiegen – unter Berücksichtigung der Prämiendepots für fondsgebundene Produkte und ähnliche Einnahmen, die nach US GAAP nicht als Prämie gelten – um ca. 7 % auf 2.660 Mio. EUR.

Besondere Wachstumsimpulse resultieren aus den deutschsprachigen Märkten. Hierauf entfallen jetzt Prämien von 406 Mio. EUR (ein Plus von 55 % gegenüber dem Vorjahr).

Als Produktpartner führend bei innovativen Lebens- und Rentendeckungen

Bestandsoptimierung in den USA und Südafrika durchgeführt

Bruttoprämie nach Gesellschaften (vor Konsolidierung)


HLR Africa 3 %
HLR Ireland 5 %
HLR United Kingdom 3 %
HLR Australasia 5 %
HLR Germany (E+S Rück) 16 %
HLR International 41 %
HLR America 27 %

Kennzahlen zur Personen-Rückversicherung

in Mio. EUR	2001	2000	1999
Gebuchte Bruttoprämien	2 371	2 091	2 220
Prämiendepots	289	404	–
Bruttoprämien inkl. Prämiendepots	2 660	2 494	2 220
Verdiente Nettoprämien	1 740	1 592	1 485
Prämiendepots	129	131	–
Nettoprämien inkl. Prämiendepots	1 869	1 723	1 485
Kapitalanlageergebnis	197	204	217
Veränderung der Deckungsrückstellung	-298	-37	496
Aufwendungen für Provisionen, Gewinnanteile und sonstige versicherungstechnische Aufwendungen	493	424	391
Operatives Ergebnis vor allgemeinen Aufwendungen	51	83	46

Steigerung des Vorsteuerergebnisses um 44 %

Von den sonstigen europäischen Märkten zeigten Großbritannien und Italien mit Wachstumsraten von 60 % bis 70 % eine überdurchschnittliche Dynamik; dies ist vor allem einigen größeren Geschäftsverbindungen zu verdanken.

Die Prämien in den USA stiegen dank der Neuausrichtung des Portefeuilles auf 976 Mio. EUR, während sie in Asien – speziell dem Fernen Osten – noch stärker wuchsen. Die Märkte der südlichen Hemisphäre, z. B. Südafrika und

Personen-Rückversicherung nach Sparten


in %
100
80
60
40
20
0
4 %
6 %
35 %
55 %
1 %
11 %
35 %
53 %
1 %
12 %
33 %
54 %
1999
2000
2001
Leben
Kranken
Renten
Unfall

Australien, zeigten eher moderate Entwicklungen, wobei teilweise ungünstige Währungskursverläufe (wie ZAR/EUR) mitbestimmend waren.

Die für den Eigenbehalt verbleibende Nettoprämie machte einschließlich Prämiendepots im Berichtsjahr 1.869 Mio. EUR aus. Dies entspricht einer gegenüber dem Vorjahr unveränderten Selbstbehaltsquote von 70 %. Auf Grund des starken Wachstums nutzen wir nach wie vor in erheblichem Umfang insbesondere die internationalen Finanzmärkte als Retrozessionsinstrument.

Die Portefeuillestruktur haben wir im Berichtsjahr zu Gunsten der ertragsstärkeren Produktsegmente Lebens- und Rentenversicherung verschoben. Ein signifikanter Teil dieser Effekte wird erst in den kommenden Jahren sichtbar werden.

Der versicherungstechnische Verlauf fiel – wie in den Vorjahren – in der Lebensversicherung, bei Deckungen für schwere Krankheiten (Critical Illness) und Berufsunfähigkeit mit Einmalleistung günstig aus. Er war allerdings nur leicht positiv bei Berufsunfähigkeit mit Rentenleistung und weiterhin unbefriedigend in der Krankenversicherung. Die übrigen Erfolgsfaktoren – wie Bestandsfestigkeit – bewegten sich im Rahmen unserer Erwartungen und der aktuariellen Simulationsmodelle.

Das deutlich niedrigere Zinsniveau auf den wesentlichen Kapitalmärkten hat nur geringen Einfluss auf unser operatives Ergebnis. In der Regel werden die Sparanteile der Versicherungsprämien treuhänderisch beim Erstversicherer gegen Zahlung eines garantierten Zinses hinterlegt; das Kapitalanlagerisiko verbleibt so beim Erstversicherer.

Die Terroranschläge auf das World Trade Center und das Pentagon am 11. September 2001 haben unser Portefeuille nur geringfügig betroffen, weil wir im US-amerikanischen Markt kaum als Rückversicherer im konventionellen Risikotransfer auftreten. Wir erhielten lediglich eine geringe Anzahl von Schadenmeldungen und rechnen mit einem Bruttoschadenaufwand von weniger als 2,0 Mio. EUR.

Das Vorsteuerergebnis beträgt 44,4 Mio. EUR – ein Plus von 43,8 % gegenüber dem Vorjahr.

Entwicklung des Nettoportefeuillewerts der Hannover Life Re

Wir verfolgen systematisch die aktuarielle Wertentwicklung des gezeichneten Portefeuilles – definiert als Barwert zukünftiger Vorsteuer-Ertragsströme:

Entwicklung der Netto-Portefeuillewerte

in Mio. EUR	2001	2000	1999
Hannover Life Re Africa	7	10	7
Hannover Life Re America	130	120	95
Hannover Life Re Australasia	78	76	61
Hannover Life Re Germany (E+S Rück)	194	172	74
Hannover Life Re International	457	401	329
Hannover Life Re Ireland	124	42	–
Hannover Life Re United Kingdom	58	53	43
Gesamt	1 048	874	609
Aktivierte Abschlusskosten (deferred acquisition cost)	906	597	374
Rückstellung für unverdiente Abschlusskostentilgungen (unearned revenue reserve)	179	–	–
Netto-Abschlusskosten	727	597	374
Nichtaktivierter Bestandswert	321	277	235
Veränderung des nichtaktivierten Bestandswertes	44	42	90

Neben dem in der Bilanz direkt sichtbaren Jahresergebnis vor Steuern fand im Berichtsjahr eine zusätzliche – in der Bilanz nicht sichtbare – konsolidierte Wertentwicklung der Hannover Life Re von 44 Mio. EUR statt. Die gesamte Wertschöpfung belief sich damit vor Steuern auf 88 Mio. EUR.

Nordamerika

Unsere Tochtergesellschaft Hannover Life Re America mit der Zentrale in Orlando, Florida und einem Zeichnungsbüro für das Gruppenlebensgeschäft auf Long Island, zeichnet für den US-amerikanischen Lebensmarkt verantwortlich. Die Gesellschaft ist in den USA als Spezial-Finanzierungs-Rückversicherer positioniert und übernimmt nur zu einem geringen Teil konventionelles risikoorientiertes Geschäft.

Wiederum stand die Übernahme von gesamten Versicherungsportefeuilles (Block Assumption-Transaktionen) sowie die Finanzierungsrückversicherung im Senior Citizen-Markt im Mittelpunkt der Akquisitionstätigkeit. Wir konnten im Lauf des Berichtsjahrs zwei Block-Transaktionen erfolgreich abschließen, beide aus dem Bereich der US-Lebensversicherung.

Im Lebens- und Rentenbereich war der Geschäftsverlauf im Berichtsjahr günstig, während wir in der Krankenversicherung die versicherungstechnischen Rückstellungen deutlich verstärken mussten.

Hannover Life Re America in den USA als Spezial-Finanzierungs-Rückversicherer positioniert

Der Bruttoversicherungsbestand erreichte zum 31. Dezember 2001 einen Wert von 28 Mrd. USD (32 Mrd. EUR), während die Bruttoprämien 845,2 Mio. USD (944,2 Mio. EUR) betrugen.

Australien und Neuseeland

Den Marktbereich Australien und Neuseeland betreut unsere Tochtergesellschaft Hannover Life Re Australasia, Sydney, die ihre geschäftlichen Schwerpunkte in den risikoorientierten Seg-

Trotz intensiven Wettbewerbs Marktführerschaft in Australien verteidigt

menten Lebensversicherung und Deckungen für schwere Krankheiten sowie den Invaliditätsrenten hat. Zusätzlich konnte sie ein kleineres Portefeuille von direktem australischem Gruppenlebensgeschäft als Teil der betrieblichen Altersvorsorge von Unternehmen übernehmen. Die gesamten Bruttoprämien liegen im Berichtsjahr bei 261,0 Mio. AUD (150,3 Mio. EUR).

Wir haben trotz des intensiven Wettbewerbs unsere Rolle als Marktführer in Australien mit einem Marktanteil von etwa 30 % verteidigt. Die Ertragssituation war günstig und führte im Berichtsjahr zu einem Vorsteuerergebnis von 13,3 Mio. AUD (7,7 Mio. EUR) und einem Nachsteuerertrag von 10,2 Mio. AUD (5,9 Mio. EUR).

Afrika

Ertragssituation deutlich verbessert

Die Hannover Life Re Africa mit Sitz in Johannesburg und einer Niederlassung in Kapstadt zeichnet Rückversicherungsgeschäft aus Südafrika und den englischsprachigen afrikanischen Märkten des so genannten Subsaharan Africa, mit Schwerpunkt in der konventionellen Einzel- und Gruppenlebensversicherung.

Wir konnten im Berichtsjahr unsere Marktposition als Nr. zwei und unsere Reputation als kundenorientierter Lebensrückversicherer in Südafrika stärken und durch den Ausbau mehrerer Großverbindungen eine beachtliche Bruttoprämie von 878,3 Mio. ZAR (113,5 Mio. EUR) erzielen. Dies entspricht einer Steigerung von 45,4 %.

Die Ertragssituation hat sich gegenüber dem Vorjahr verbessert. Im Berichtsjahr erzielten wir nach einem deutlichen Verlust im Vorjahr nahezu ein ausgeglichenes Ergebnis.

Großbritannien

Bruttoprämien um 15 % gesteigert

Die Hannover Life Re UK in Virginia Water/London betreut den klassischen risikoorientierten Markt in Großbritannien mit einer klaren Ausrichtung auf Leben, Deckungen für schwere Krankheiten und das Rentengeschäft von Bankenversicherern. Invaliditäts- und Krankengeschäft werden kaum gezeichnet. Wir konnten unsere übernommenen Prämien um 23,4 % auf 52,3 Mio. GBP (84,4 Mio. EUR) steigern, wobei die Nettoprämien auf 39,3 Mio. GBP (63,3 Mio. EUR) wuchsen.

Der Risikoverlauf war unverändert günstig, so dass wir ein Ergebnis von 2,2 Mio. GBP (3,6 Mio. EUR) erzielten.

Zusätzlich zeichnet die Hannover Life Re International im englischen Markt seit vielen Jahren ein Portefeuille von Vorzugsrenten, das sich auf wenige, bedeutende Kunden konzentriert.

Irland

Erfreulich gute Ertragslage

Die Hannover Life Re Ireland, Dublin, agiert in zwei strategische Richtungen: Zum einen ist sie Spezial-Retrozessionär innerhalb des Hannover Life Re-Netzwerks für größere Finanzierungstransaktionen, zum anderen ist sie Rückversicherer für Kundenverbindungen, die die besonderen wirtschaftlichen Gestaltungsmöglichkeiten in Irland in Anspruch nehmen wollen. Dabei wird das Hauptgeschäft gegenwärtig aus den USA, Großbritannien und Südafrika zediert; auf diese Länder entfallen insgesamt 71 % der Akzepte der Hannover Life Re Ireland.

Im zweiten vollen Jahr der Geschäftstätigkeit steigerten wir unsere Prämieneinnahmen auf 127,5 Mio. EUR (+65,6 %). Mit Berücksichtigung der Prämiendepots stieg das Prämienvolumen auf über 270 Mio. EUR Unsere Ertragslage war weiterhin erfreulich gut: Es ergab sich ein Gewinn von 6,9 Mio. EUR.

Deutschland

Die Hannover Life Re Germany – der Personen-Rückversicherungsbereich der E+S Rück – ist als operative Gesellschaft verantwortlich für den deutschen Markt und die ausländischen, meist europäischen Tochtergesellschaften deutscher Zedenten.

Vorwiegend übernehmen wir Finanzierungsverträge für fondsgebundene Lebens- und Rentenpolicen sowie risikoorientierte Deckungen aus dem Bancassurance-Bereich; beide Segmente verzeichneten im deutschen Markt ein starkes Wachstum, das nicht – etwa im Falle der fondsgebundenen Lebensversicherung – durch die eher ungünstige Entwicklung der europäischen Aktienmärkte im Berichtsjahr beeinträchtigt wurde.

Bei den so genannten Riester-Renten gelang es uns, zwei größere Finanzierungsverbindungen von banknahen Lebensversicherern zu gewinnen, die vom 1. Januar 2002 an wirksam werden.

Bei Riester-Renten zwei größere Finanzierungsverbindungen von banknahen Lebensversicherern gewonnen

Das Bruttoprämienaufkommen deutscher Zedenten wuchs auf 356 Mio. EUR (+ 48 %), wobei die verschiedenen Lebens- und Unfallversicherer der HDI-Gruppe eine besondere Dynamik zeigten. Der Risikoverlauf war sehr günstig, die Bestandsfestigkeit blieb im aktuariell erwarteten Bereich.

Frankreich, Italien und Spanien

Diese drei romanischen Märkte werden von lokalen Büros der Hannover Life Re in Paris, Mailand und Madrid betreut. Unsere Tätigkeit konzentriert sich auf die Versicherer des Bancassurance-Bereichs und auf größere freie Vertriebsgruppen, mit denen wir in der Produktentwicklung eng zusammenarbeiten. Daneben werden von Paris aus auch mehrere internationale Großkunden betreut.

Unsere Prämien aus diesen Märkten betrugen im Berichtsjahr 248 Mio. EUR, davon stammen 47 % aus Frankreich, 49 % aus Italien und 4 % aus Spanien. Die Ergebnissituation in diesem Marktbereich ist seit vielen Jahren als sehr gut zu bezeichnen.

Schwerpunkt auf Bancassurance und freier Vertriebsorganisation

Sonstige internationale Märkte

Die Betreuung der skandinavischen Märkte ist zusammen mit den Ländern des östlichen Europa und des östlichen Mittelmeerraums unserer Niederlassung in *Stockholm* zugeordnet, die ein Prämienvolumen von 49 Mio. EUR verantwortet. Das Ergebnis ist wegen unbefriedigender Resultate im schwedischen Gruppenlebensgeschäft im Berichtsjahr leicht negativ ausgefallen.

Den asiatischen Raum betreuen unsere im Jahr 2000 etablierten Niederlassungen in *Kuala Lumpur* (für die ASEAN-Märkte) und *Hongkong* (für die anderen Länder Ost- und Südostasiens), die sich auf das Lebensgeschäft konzentrieren. Das Prämienaufkommen aus dieser Region hat im Berichtsjahr bei erfreulichen Ergebnissen erstmalig die Marke von 40 Mio. EUR überschritten. Dabei war *Japan* ein starker Wachstumsmotor.

Unser Büro in *Mexiko-Stadt* ist für die zentralamerikanischen Märkte verantwortlich; die Prämien betrugen hier im Berichtsjahr 14 Mio. EUR.

Prämienaufkommen im asiatischen Raum erstmalig über 40 Mio. EUR

Die südamerikanischen Märkte werden von Hannover aus betreut und repräsentieren jetzt Prämien von 31 Mio. EUR. In *Kolumbien* und *Venezuela* sind wir stärker engagiert, in *Argentinien* hingegen haben wir bereits vor einiger Zeit unsere Beteiligungen reduziert. Die technischen Ergebnisse in der Lebensversicherungssparte sind gut, in der Krankenversicherungssparte dagegen unbefriedigend; insgesamt ergab sich im Berichtsjahr in dieser Region ein leichter Verlust.



Tim Würfel, Pilot

„Pilot war immer mein Traumberuf und ist es immer noch. Trotzdem ist dies ein sehr einschneidendes Erlebnis gewesen, das die Fliegerei verändern wird. [...] Jetzt müssen wir alle damit fertig werden, denn jeder von uns wird diese Bilder sein Leben lang nicht vergessen. [...] Das, was geordnet und kontrollierbar war, existiert so nicht mehr."

Programmgeschäft

Clarendon Insurance Group Marktführer auf dem US-Markt

1999 haben wir den Hannover Rück-Konzern um das Programmgeschäft als viertes strategisches Geschäftsfeld erweitert und damit unsere Strategie der Portefeuille-Diversifizierung konsequent fortgesetzt. Dieser Schritt wurde durch den Erwerb der Clarendon Insurance Group, New York, eingeleitet. Sie gehörte bereits bei der Übernahme zu den Marktführern im US-amerikanischen Programmgeschäft und konnte ihre Position in diesem Markt im Berichtsjahr beeindruckend festigen und ausbauen.

Nach einem enttäuschenden Geschäftsjahr 2000 konnten wir im Berichtsjahr deutliche Verbesserungen erreichen. Dies ist um so erfreulicher, da nun auch das Programmgeschäft wieder einen erheblichen Beitrag zum Erfolg unserer Gesellschaft leistete und dazu beitrug, dass trotz der Terrorschäden in den USA unser Ergebnis im Berichtsjahr insgesamt positiv ausfällt. Wir sehen uns hier in unserer Politik, die Diversifizierung im Konzern zu optimieren, bestätigt. Insgesamt stiegen die Bruttoprämieneinnahmen im Segment um 24,5 %. Dabei sind 3,6 Prozentpunkte der Steigerung auf Währungskursveränderungen zurückzuführen. Die kombinierte Schaden-/Kostenquote als auch das operative Ergebnis entwickelten sich positiv.

Kennzahlen zum Programmgeschäft

in Mio. EUR	2001	2000	1999
Gebuchte Bruttoprämien	2 457	1 974	1 364
Verdiente Nettoprämien	486	293	163
Versicherungstechnisches Ergebnis	40	-7	42
Kapitalanlageergebnis	30	25	10
Operatives Ergebnis vor allgemeinen Aufwendungen	70	17	52
Schadenquote	77 %	89 %	79 %
Kombinierte Schaden-/Kostenquote	92 %	102 %	75 %
Operative Ergebnisquote	14 %	6 %	32 %

Hannover Rück betreibt Geschäft in zwei Geschäftsmodellen

Das Programmgeschäft in seiner heutigen Ausprägung wurde in den USA entwickelt. Sehr spezialisierte Zeichnungsagenturen, so genannte Managing General Agents, konzentrieren sich auf Nischengeschäft, das herkömmliche Erstversicherungsunternehmen normalerweise nicht oder nicht selbst zeichnen. Diese Zeichnungsagenturen sind selbständige Unternehmen, die sehr individuelle, auf ihren speziellen Kundenkreis zugeschnittene Produkte verkaufen.

Wir betreiben das Progammgeschäft in zwei Geschäftsmodellen. Das erste Geschäftsmodell (Ceded Model), das insbesondere von der Clarendon Insurance Group betrieben wird, ist dadurch gekennzeichnet, dass die Risiken zum größten Teil an Rückversicherer weitergeleitet werden, der Programmzeichner also im Wesentlichen nur seine Lizenzen und Ratings sowie seine Infrastruktur und sein Know-how zur Verfügung stellt. Wesentliche Ertragsquelle sind dabei die Gebühreneinnahmen, die von den Rückversicherern für die Serviceleistungen der Clarendon gezahlt werden. Zurzeit erhöht die Clarendon sukzessive ihren Selbstbehalt. Die Kombination aus versicherungstechnischen Erträgen und zusätzlichen Erträgen aus den Gebühreneinnahmen erhöht die Eigenkapitalrendite dieses Segments. Das zweite Geschäftsmodell (Retained Model) sieht vor, dass die Programme im Wesentlichen im Selbstbehalt gehalten werden. In diesem Fall generieren die Gesellschaften den Ertrag einzig aus dem versicherungstechnischen Ergebnis und den Kapitalanlageerträgen.

Die Ergebnissituation im Programmgeschäft wird stark durch die Clarendon bestimmt. Nach dem unbefriedigenden Jahr 2000 beendete die Gesellschaft im Berichtsjahr diverse Programme, so dass deren Anzahl wesentlich gesunken ist. Das hieraus resultierende Prämienvolumen repräsentierte ca. 30 % der Prämie des Jahres 2000.

Durch die Übernahme neuer, attraktiver Programme und über die Durchsetzung substanzieller Ratenerhöhungen gelang es der Clarendon, ihr Prämienvolumen von 1670 Mio. USD (1803 Mio. EUR) auf 1969 Mio. USD (2199 Mio. EUR) zu steigern.

Insgesamt konnte die Clarendon ihre Stellung im amerikanischen Markt nicht zuletzt dadurch festigen und ausbauen, dass Mitbewerber von den Ratingagenturen herabgestuft wurden, was teilweise zu einem Verlust der Existenzgrundlage führte. In diesem Marktumfeld war eine selektive Zeichnungspolitik möglich, die zu einer großen Anzahl neuer, profitabler Programme führte. Diese Entwicklungen lassen in Verbindung mit dem Wettbewerbsrückgang auf dem amerikanischen Markt auf eine gute Ergebnissituation im laufenden Jahr schließen. Außerdem eröffnete das positive Marktumfeld die Möglichkeit, die Selbstbehaltsquote von 14,5 % auf 27,4 % zu steigern. Wir streben an, die Selbstbehaltsquote in den folgenden Jahren auf bis zu 35 % zu erhöhen.

Insbesondere konnten die Prämien in der Arbeitsunfallversicherung um bis zu 20 % erhöht werden. Wir betrachten diesen Bereich nunmehr wieder als profitabel. Arbeitsunfallversicherungsprogramme, die nach wie vor nicht zu massiven Prämienerhöhungen – und somit zu Profitabilität – führten, wurden konsequent gekündigt. Lediglich in Kalifornien erlaubte uns die Wettbewerbssituation keine starke Ausweitung des Geschäfts. In diesem Bereich führte das Verhalten des Marktführers zu einer nach wie vor unattraktiven und unbefriedigenden Preissituation.

In Florida ist unser substanzielles Gebäudeversicherungsprogramm von Katastrophen unberührt geblieben. Dennoch war das Ratenniveau zu gering, um auch in Jahren mit einer normalen Schadenbelastung auskömmliche Ergebnisse zu erzielen. Unsere Sanierungsbemühungen haben im Berichtsjahr zu maßgeblichen Ratenerhöhungen geführt.

Die Nettoschadenquote sank auf 77,8 %. Diese Entwicklung resultierte weitgehend aus der Sanierung unseres Portefeuilles. Das operative Ergebnis der Clarendon stieg im Vergleich zum Vorjahr; befriedigend ist es allerdings zurzeit noch nicht.

Gebuchte Bruttoprämien der Clarendon nach Sparten


Transport
1 %
Haftpflicht
39 %
Kranken
7 %
Kraftfahrt
26 %
Sach
27 %

Neben der Clarendon Insurance Group zeichnet die Insurance Corporation of Hannover, Los Angeles (ICH) in den USA auch Programmgeschäft. Im Unterschied zur Clarendon behält diese Gesellschaft ihr Geschäft im Wesentlichen im Selbstbehalt. Im März 2001 erwarb die ICH die Erneuerungsrechte der Acceptance Insurance Companies, Inc., Itasca, mit einer Bruttoprämie von rund 70 Mio. USD (78,2 Mio. EUR). Im Rahmen dieser Transaktion wurde ein sehr erfahrenes Underwriting-Team übernommen. Das Bruttoprämienvolumen der ICH konnte auf 175,3 Mio. USD (195,9 Mio. EUR) gesteigert werden. Im Laufe des Berichtsjahres wurden sowohl das Geschäft als auch das Management vollständig in die Gruppe integriert. Wir zeichneten in der Hauptsache kleinere, sehr profitable Programme (z. B. die Versicherung von privaten Kunstsammlungen gegen Diebstahl und Elementarschäden). Auf Grund der Profitabilität des erworbenen Geschäfts amortisierte sich der Kaufpreis dieser Gesellschaft bereits im ersten Jahr der Konzernzugehörigkeit vollständig.

Weitere Erhöhung der Selbstbehaltsquote angestrebt

Inter Hannover zeichnet Programmgeschäft in Europa

Marktstudie bescheinigt großes Interesse bei Zeichnungsagenturen

Seit sich die International Insurance Company of Hannover Ltd., London (Inter Hannover) als Kooperationspartner für europäische Zeichnungsagenturen etabliert hat, zeichnen wir Programmgeschäft verstärkt auch in Europa. Nachdem wir in den Jahren 2000 und 2001 die technischen und administrativen Voraussetzungen geschaffen haben, ergaben sich bereits im zweiten Jahr diverse Expansionsmöglichkeiten auch auf dem europä-

Gebuchte Bruttoprämien der ICH nach Sparten


Haftpflicht
7 %
Kraftfahrt
51 %
Transport
16 %
Sach
26 %

Gebuchte Bruttoprämien der Inter Hannover nach Sparten


Unfall
1 %
Kraftfahrt
65 %
Sonstige
17 %
Sach
17 %

ischen Markt. Eine Marktstudie in 13 europäischen Ländern ergab, dass das Geschäftsmodell der Inter Hannover breite Zustimmung findet und bei Zeichnungsagenten auf großes Interesse stößt. In Großbritannien haben wir im Berichtsjahr bereits ein Prämienvolumen von 124,3 Mio. GBP (200,6 Mio. EUR) generiert, das sich neben den Sachsparten aus Kraftfahrt, Haftpflicht- und Transportversicherung zusammensetzt.

Da insbesondere der Kraftfahrt-Versicherungsmarkt in Großbritannien derzeit sehr attraktive Geschäftsmöglichkeiten bietet, wachsen wir dort überproportional. Mit 81,3 Mio. GBP (131,1 Mio. EUR) macht diese Sparte ca. 65 % des gesamten Geschäftsvolumens der Inter Hannover aus. Bedingt durch das unbefriedigende Ratenniveau in der Vergangenheit und getrieben von Großschäden entwickelten sich die Prämien sehr positiv. Verstärkend wirkte sich der Rückzug von Wettbewerbern aus. Mittelfristig streben wir jedoch eine höhere Diversifizierung an – sowohl nach Sparten wie auch nach Regionen. Aus diesem Grunde ist die Inter Hannover dabei, sich in den Märkten Frankreich und Skandinavien zu etablieren. Langfristig schätzen wir auch Italien und Spanien als interessante Märkte ein. Unsere Marktstudie bestätigt unsere Einschätzung, dass sich das Geschäftsmodell „Programmgeschäft" mittel- und langfristig auch außerhalb Nordamerikas und Großbritanniens etablieren wird.

Finanz-Rückversicherung

Mittelfristiger Ausbau des Segments Finanz-Rückversicherung

Hannover Re Advanced Solutions festigt Position als einer der drei weltweit bedeutendsten Anbieter alternativer Rückversicherungsprodukte

Nach wie vor betreiben wir die Finanz-Rückversicherung überwiegend aus dem International Financial Services Centre (IFSC) in Dublin heraus, und zwar mit zwei Risikoträgern, der Hannover Reinsurance (Ireland) Ltd. und der E+S Reinsurance (Ireland) Ltd. Über die Managementgesellschaft Hannover Re Advanced Solutions Limited werden wir dieses Segment weiter ausbauen, um unsere Position als einer der drei weltweit bedeutendsten Anbieter alternativer Rückversicherungsprodukte zu festigen und einen stabilen Gewinnbeitrag zum Unternehmenserfolg nachhaltig sicherzustellen. Einige unserer bisherigen Wettbewerber haben sich im Berichtsjahr aus dem Markt für nichttraditionelle Rückversicherungsprodukte zurückgezogen bzw. ihre Spezialeinheiten wieder in traditionelle Bereiche überführt. Auch diese Situation sollte dazu beitragen, unsere strategischen Ziele zu erreichen.

Die Konsolidierungstendenzen auf den Erstversicherungsmärkten hin zu immer größeren Versicherungskonzernen führten zugleich zu Veränderungen auf den Rückversicherungsmärkten, besonders im Nachfrageverhalten unserer Kunden. So verliert beispielsweise der alleinige Zweck des Risikotransfers für einige Unternehmen immer mehr an Wichtigkeit. Stark in den Vordergrund rückt dagegen die Nachfrage nach bilanzschützenden Maßnahmen. Durch eine immer stärker an Marktwerten orientierte Rechnungslegung steigt die Volatilität der Ergebnisse in den Abschlüssen. Somit liegt der Fokus der Finanz-Rückversicherung nicht mehr allein auf dem Risikotransfer, sondern in gleichem Maße auf der Möglichkeit, besondere Lasten auf mehrere Quartale oder Jahre zu verteilen, um dadurch die Volatilität in den Ergebnissen unserer Kunden zu begrenzen.

Kennzahlen zur Finanz-Rückversicherung

in Mio. EUR	2001	2000	1999
Gebuchte Bruttoprämien	1 741	870	509
Verdiente Nettoprämien	1 280	801	463
Versicherungstechnisches Ergebnis	-291	-114	-37
Kapitalanlageergebnis	358	168	75
Operatives Ergebnis vor allgemeinen Aufwendungen	67	54	38
Schadenquote	122 %	120 %	62 %
Kombinierte Schaden-/Kostenquote	123 %	114 %	108 %
Operative Ergebnisquote	5 %	7 %	8 %

Zusätzlich wird die Entwicklung der Finanz-Rückversicherung durch die aktuelle Marktsituation auf den Rückversicherungsmärkten beeinflusst. Nach den Ereignissen vom 11. September 2001 sind in einigen traditionellen Rückversicherungsbereichen die Preise für Rückversicherung geradezu explodiert. Alternative Rückversicherungsprodukte werden in dieser Situation vermehrt von den Zedenten gesucht. Sie erlauben es, Rückversicherungsverträge individuell auf die Bedürfnisse von Kunden zuzuschneiden. Darüber hinaus bemühen sich die Kunden um Limitierung ihrer Rückversicherungsbudgets in Zeiten eines harten Marktes, was zu nachhaltigen Erhöhungen ihrer Selbstbehalte führt. Die hierdurch ausgelöste Erhöhung der Volatilität der versicherungstechnischen Ergebnisse steigert ebenfalls die Nachfrage nach Finanz-Rückversicherungsprodukten.

Die festeren Bedingungen auf den Rückversicherungsmärkten führten zu einer weiterhin positiven Entwicklung unseres Geschäfts. Das Bruttoprämienvolumen erhöhte sich im Berichtsjahr wiederum stark um 100 % auf 1.740,6 Mio. EUR. Die Steigerung der Bruttoprämien hängt dabei zu 6,1 % von Währungskurseffekten ab. Der wesentliche Teil unseres Geschäfts stammt nach wie vor aus dem amerikanischen Markt. Erstmals wurde ein größerer Teil der Bruttoprämien über Spezialtransaktionen an andere Rückversicherungsgesellschaften retrozediert. Das ergibt eine Veränderung der Selbstbehaltsquote von 92,4 % auf 76,4 %.

Das Bruttoprämienvolumen mit stark begrenztem Risikotransfer stieg im Berichtsjahr von rund 17 Mio. EUR auf 68 Mio. EUR. Solche Verträge werden nicht in der versicherungstechnischen Rechnung abgebildet; die Auswirkungen auf das Ergebnis sind stattdessen im Sonstigen Ergebnis enthalten.

Der liquide Abfluss aus Schadenzahlungen im Geschäftsjahr 2001 war vergleichsweise gering, so dass die Zinsträger zur Finanzierung zukünftiger Schadenzahlungen stark wachsen konnten. Unser selektives Underwriting, das nur in 15 % aller uns zur Zeichnung angebotenen Kontrakte zum Abschluss führte, unterstützt die Profitabilität dieses Segments. Insgesamt stieg das operative Ergebnis um 23,4 % auf 66,7 Mio. EUR. Es ist uns wiederum gelungen, den Bruttoergebnisbeitrag der Finanz-Rückversicherung vor Anteilen Konzernfremder um mehr als 20 % zu steigern.

Steigerung des Bruttoprämienvolumens um 100 %

Neugeschäft hauptsächlich aus dem amerikanischen Markt

Die Struktur unseres Geschäfts ist sehr stark US-amerikanisch dominiert. Das Wachstum in den USA entwickelte sich lebhafter als das in den sonstigen Märkten; damit steigt der Anteil des amerikanischen Geschäfts weiterhin überproportional. Gleichwohl sehen wir auch in anderen Märkten einen steigenden Bedarf an alternativen Deckungen. Unsere Strategie richtet sich mittelfristig auf eine weitere geografische Diversifikation unseres Portefeuilles. Auch tragen wir unserem Sicherheitsbedürfnis dadurch Rechnung, dass wir eine Balance aus risikorei-

Hannover Re Advanced Solutions etabliert weltweites Marketingkonzept

cherem und risikoärmerem Geschäft suchen. Unsere Produkte verteilen sich über eher herkömmliche Quotenrückversicherungsverträge bis zu äußerst komplexen, auf aktuariellen Simulationen fußenden Transaktionen.

Zurzeit entwickeln wir ein Marketingkonzept für das gesamte strategische Geschäftsfeld Finanz-Rückversicherung, das uns in die Lage versetzen soll, auch die nicht-amerkanischen Potenziale verstärkt zu erschließen. Wir werden in Zukunft versuchen, unsere Kunden sowie potenzielle Neukunden mittels dieses integrierten Marketingkonzepts für Finanz-Rückversicherungstransaktionen zu interessieren.

Im Folgenden gehen wir näher auf die Entwicklung in einigen ausgesuchten Märkten der Finanz-Rückversicherung ein.

Nordamerika

Neukundengewinnung stellt Portefeuille auf breitere Basis

Der Anteil des Nordamerikageschäfts ist im Berichtsjahr überproportional gestiegen. Insbesondere auf Grund von Einmaleffekten beträgt der Anteil der Prämie am Gesamtvolumen 90 %. Darüber hinaus reagieren viele unserer Verträge auf den deutlichen Nachreservierungsbedarf unserer Zedenten durch schadenverlaufsabhängige Zusatzprämien. Diese erhöhen unsere Gewinnpotenziale weiter. Im US-Markt haben wir uns im Wesentlichen darauf konzentriert, unseren Zedenten die Möglichkeit zu geben, den ökonomischen Erfolg ihrer Portefeuilles zeitnah zu realisieren.

Im Berichtsjahr haben wir damit begonnen, unser Kundenprofil zu verändern. Nachdem wir uns in der Vergangenheit stark auf einige Großkunden fokussiert haben, ist es uns im abgelaufenen Jahr gelungen, diverse Neukunden zu gewinnen. Dies verringert die Abhängigkeit von einzelnen Großkunden und stellt somit unser Portefeuille auf eine breitere Basis. Diese positive Veränderung in unserer Portefeuillestruktur wurde zusätzlich dadurch unterstützt, dass einige Mehrjahreskontrakte mit Großkunden ausliefen. Ferner haben wir unser Engagement in großvolumigen Frontingkontrakten zu Gunsten stärker risikoorientierter Kontrakte mit mittelgroßen Gesellschaften verschoben. Unverändert ist es unser Bestreben, Verträge, an denen wir substanziell beteiligt sind, zu führen oder die Konditionen maßgeblich mitzugestalten. Zielgerichtet weiteten wir hierzu unsere Personalkapazitäten für den amerikanischen Markt aus.

Großbritannien

Großbritannien ist für uns in Europa nach wie vor der wichtigste Markt. Durch die große Volatilität des insbesondere im Lloyd's-Versicherungsmarkt stark vertretenen Transportgeschäftes hat die Nachfrage nach ergebnisstabilisierenden Deckungen im Berichtsjahr nochmals zugenommen. Darüber hinaus wechseln im Londoner Markt häufig ganze Portefeuilles den Besitzer, ohne dass der Erwerber eines Portefeuilles Abwicklungsrisiken übernehmen möchte. Auch hieraus leitet sich eine zunehmende Nachfrage nach Abwicklungsdeckungen auf Basis von Finanz-Rückversicherungsgeschäft ab. Diesem Segment näherten wir uns nur vorsichtig und unter eingehender Prüfung der in diesen Portefeuilles liegenden Risiken. Das Marktsegment gewann jedoch stark an Bedeutung, und wir sehen in diesem Segment ein nicht unerhebliches Potenzial.

Geografische Verteilung der Finanz-Rückversicherung in % der Bruttoprämie


Deutschland 3 %
Afrika 3 %
restliches Europa 3 %
Australien 1 %
Nordamerika 90 %

Asien und Australien

Asien und Australien neben den USA Hauptmarkt für Finanz-Rückversicherung

Im asiatischen Markt streben die Zedenten Bilanzkontinuität und Kapitalkostenreduzierung an.

Besonders in Japan ist nun auch das Thema der Bilanzkontinuität in den Mittelpunkt der Unternehmenssteuerung gerückt, nachdem in der Vergangenheit im Wesentlichen versucht wurde, Naturkatastrophen rückzuversichern. Wir rechnen damit, dass dieser neue Fokus in Zukunft zu einer Steigerung der Nachfrage führen wird.

Im australischen Markt werden derzeit die Rahmenbedingungen für die Finanz-Rückversicherung – ausgelöst durch die Insolvenz eines großen Erstversicherers – überdacht. Wir gehen davon aus, dass sich neue Geschäftsmöglichkeiten im Laufe des Jahres 2002 ergeben.

Lateinamerika

Unsere Aktivitäten in dieser Region haben zu ersten Erfolgen bei neu abgeschlossenen Verträgen geführt. Das verstärkte Interesse der Aufsichtsbehörden an der Finanz-Rückversicherung sehen wir als äußerst positiv an. Es wird mittelfristig die Unsicherheiten, die bei einigen Zedenten im Zusammenhang mit der Finanz-Rückversicherung vorhanden sind, reduzieren und die Nachfrage stärken. Die erwartete Konsolidierung auf den Märkten Lateinamerikas bietet neue Geschäftsmöglichkeiten: Gerade die aus der Konsolidierung hervorgehenden Gesellschaften haben häufig einen Bedarf an innovativen Problemlösungen, so dass sich die Nachfrage nach nichttraditionellen Rückversicherungslösungen zwar verändern, nicht aber reduzieren wird.

Kapitalanlagen

Zinssenkungen der FED und EZB nach weltweitem Konjunktureinbruch

Das Berichtsjahr war für die internationalen Finanzmärkte wiederum in vielfacher Hinsicht ein ungewöhnliches Jahr. Während zu Beginn des Jahres die konjunkturellen Entwicklungen der führenden Volkswirtschaften noch verhalten optimistisch eingeschätzt wurden, zeichnete sich im Laufe des Jahres eine deutliche Wachstumsschwäche ab. Die Ereignisse des 11. September führten dann gegen Ende des Jahres zu der markantesten Industrierezession der Nachkriegsgeschichte.

Die nationalen Notenbanken versuchten, durch massive Zinssenkungen der negativen Konjunkturentwicklung entgegenzuwirken und die Märkte insbesondere nach den Terroranschlägen mit ausreichend Liquidität zu versorgen. Die amerikanische Federal Reserve Bank begann bereits im Januar, den Leitzins um insgesamt 475 Basispunkte von 6,5 % zu Jahresanfang auf 1,75 % am Jahresende in mehreren Schritten zurückzunehmen. Im Gegensatz zur FED senkte die Europäische Zentralbank die Zinsen erst relativ spät und in nur abgeschwächter Form. Sie beschränkte sich auf eine Senkung der Leitzinsen um „nur" 150 Basispunkte von 4,75 % auf 3,25 % zum 31. Dezember 2001.

An den internationalen Aktienmärkten wird das Jahr 2001 als eines der schwierigsten in die Geschichte eingehen. Sinkende Kapitalmarktzinsen sowie Steuer- und Rentenreformen in Europa schufen zwar ein fundamental günstiges Umfeld, gleichzeitig mussten aber die Erwartungen an die Gewinnentwicklung der Unternehmen immer weiter nach unten korrigiert werden. Die führenden Aktienindizes haben nach 2000 auch im Berichtsjahr per Saldo deutlich nachgegeben.

Leichte Erholung der Aktienmärkte zum Jahresende 2001

Angesichts dieser äußerst schwierigen und volatilen globalen Rahmenbedingungen haben sich unsere Kapitalanlagebestände und die im abgelaufenen Jahr aus diesen Beständen erzielten Nettokapitalerträge sehr zufrieden stellend entwickelt.

Unsere gesamten selbst verwalteten Kapitalanlagen (d. h. ohne Depotforderungen) sind im Berichtszeitraum kräftig um 18,9 % oder 1,9 Mrd. EUR auf einen Gesamtbestand von 12,1 Mrd. EUR gewachsen. Zu verdanken ist dieser große Zuwachs neben den Wechselkursänderungen insbesondere dem hohen Liquiditätszufluss aus der Versicherungstechnik, unserer am Jahresanfang begebenen nachrangigen Schuldverschreibung in Höhe von 350 Mio. EUR und der kurz vor Jahresende durchgeführten Kapitalerhöhung von knapp 200 Mio. EUR. Liquiditätsabflüsse auf Grund von Schadenzahlungen für die Terroranschläge in den USA waren bis zum Jahresende nur in geringem Umfang zu verzeichnen, so dass dieses Schadenereignis im Berichtsjahr noch keinen nennenswerten Einfluss auf die Entwicklung der Kapitalanlagebestände hatte.

Qualität der festverzinslichen Wertpapiere



< BBB
4 %
BBB
5 %
A
12 %
AA
19 %
AAA
60 %

Angesichts unserer negativen Einschätzung der Aktienmärkte haben wir unsere bereits gegen Ende des Vorjahres eingeleitete Reduzierung des Aktienbestands zu Beginn des Berichtsjahrs konsequent fortgesetzt. Unser Aktienbestand hat sich dadurch sowohl absolut wie auch in Relation zu den gesamten Kapitalanlagen deutlich verringert. Während zu Beginn des Jahres noch rund 1,6 Mrd. EUR unserer Bestände in Dividendentitel investiert waren, hat sich dies bis zum Jahresende auf rund 1,0 Mrd. EUR reduziert. Die Aktienquote sank dementsprechend von 15,6 % auf 8,5 % zum 31. Dezember 2001. Nach wie vor beschränken wir uns bei unseren Aktienengagements auf die liquiden Standardwerte, die Bestandteil der großen Indizes wie Euro-Stoxx 50, S&P 500 etc. sind. Engagements in Werte des Neuen Marktes oder vergleichbare europäische und amerikanische Marktsegmente haben wir auch im Berichtsjahr nicht vorgenommen.

Aufteilung der Kapitalanlagen nach Währung



JPY
1 %
ZAR
1 %
Sonstige
2 %
CAD
3 %
AUD
4 %
GBP
9 %
EUR
33 %
USD
47 %

Reduzierung unserer Aktienquote zum Ende des Berichtsjahres auf 8,5 %

Schwerpunkt unserer selbst verwalteten Kapitalanlagen bilden nach wie vor die festverzinslichen Wertpapiere mit einem Anteil von 72 % (67 %). Bei der Auswahl der Titel achten wir stets auf eine erstklassige Bonität des Emittenten. Der Anteil der sehr liquiden festverzinslichen Wertpapiere mit einem Rating von „AAA" liegt bei 60 % des gesamten Bestands an festverzinslichen Papieren. Die teilweise sehr drastischen Renditerückgänge in dieser Anlageklasse insbesondere in Folge der Ereignisse des 11. September haben wir zu Gewinnrealisierungen und zu einer Verkürzung unserer Restlaufzeiten genutzt. Die realisierten Kursgewinne aus dem Abgang von festverzinslichen Kapitalanlagen lagen daher mit 51,4 Mio. EUR deutlich über denen des Vorjahres (3,2 Mio. EUR).

Auch im Berichtsjahr haben wir unseren Bestand an alternativen Kapitalanlagen (Private-Equity-Fonds, Hedge-Fonds, High-Yield-Papiere und Immobilien) wieder vorsichtig ausgebaut. Insgesamt hielten wir in dieser Anlageklasse zum Ende des Berichtsjahrs Investments von knapp 1 Mrd. EUR. Während die Wertentwicklung unserer Private-Equity-Fonds entsprechend der Performance der Aktienmärkte eher enttäuschend war, haben unsere Hedge-Fonds und unsere Immobilien sehr erfreuliche Ergebnisbeiträge erwirtschaftet.

Vor dem Hintergrund der antizipierten Schadenzahlungen aus den im Berichtsjahr eingetretenen Großschäden, insbesondere aus den Terroranschlägen in den USA, haben wir unsere kurzfristigen Kapitalanlagen deutlich aufgestockt. Zum Jahresende 2001 hielten wir an kurzfristigen Kapitalanlagen, einschließlich Tages- und Festgelder, insgesamt einen Betrag von 622,6 Mio. EUR (475,8 Mio. EUR) vor.

Der deutliche Kursrückgang auf den Aktienmärkten im abgelaufenen Geschäftsjahr hatte entsprechende Auswirkungen auf den Gesamtbestand der zum Jahresende noch vorhandenen unrealisierten Kursreserven. Während sich die unrealisierten Kursgewinne der festverzinslichen Wertpapiere leicht auf 85,9 Mio. EUR vermindert haben, sind in unseren Aktienbeständen die Kursreserven deutlich auf -35,5 Mio. EUR abgeschmolzen. Dem stehen höhere realisierte Kurs-

gewinne aus dem aktiven Portefeuillemanagement gegenüber. Per Saldo ergeben sich deshalb noch unrealisierte Kursgewinne in Höhe von 50,4 Mio. EUR, verglichen mit 101,9 Mio. EUR im Vorjahr.

Trotz der rückläufigen Durchschnittsverzinsung der Kapitalanlagen auf Grund des niedrigeren Zinsniveaus und der Verkürzung der Restlaufzeiten haben sich die ordentlichen Kapitalanlageerträge im Berichtsjahr deutlich um rund 143 Mio. EUR oder 18 % auf 942,0 Mio. EUR erhöht. Diese Steigerung ist außer auf Währungskurseffekte und den ordentlichen Kapitalanlagebestand vor allem auf erheblich höhere Depotzinsgutschriften zurückzuführen, die uns unter den Lebens- und Finanz-Rückversicherungsverträgen gutgebracht wurden. Diesen Gutschriften standen in der Regel Aufwendungen gegenüber, die aber nicht im Kapitalanlageergebnis, sondern im übrigen Ergebnis erfasst wurden.

Angesichts der sehr diffizilen und volatilen Finanzmärkte sind wir mit dem außerordentlichen Ergebnis aus den Kapitalanlagen sehr zufrieden. Realisierten Abgangsgewinnen in Höhe von 190,0 Mio. EUR standen Abgangsverluste von 134,1 Mio. EUR gegenüber, so dass sich wiederum ein positiver, wenn auch im Vergleich zum Vorjahr (180,6 Mio. EUR) deutlich niedrigerer Saldo von 55,9 Mio. EUR ergab. Die in der Gewinn- und Verlustrechnung zu erfassenden unrealisierten Kursveränderungen unserer Handelsbestände ergaben einen erfreulichen positiven Saldo von 21,3 Mio. EUR. Die sonstigen Aufwendungen aus Kapitalanlagen haben sich im Vergleich zum Vorjahr reduziert und belaufen sich nunmehr auf 73,6 Mio. EUR. Die Aufwendungen des Vorjahres von insgesamt 106,5 Mio. EUR waren durch Wertberichtigungen auf unser Private-Equity-Portefeuille in der Größenordnung von 55 Mio. EUR beeinflusst.

Deutlich höhere laufende Kapitalanlageerträge im Berichtsjahr

Per Saldo ergibt sich somit ein erfreulich gestiegenes Nettokapitalanlageergebnis von 945,7 Mio. EUR nach 868,7 Mio. EUR im Vorjahr. Auf den durchschnittlichen Bestand unserer Kapitalanlagen bezogen entspricht dies einer Nettoverzinsung von 5,0 %.



Meinhard von Gerkan, Architekt

„Das war eine Apokalypse, ein Albtraum, den ich niemals für möglich gehalten hätte. Verändert hat er für mich direkt zum Glück nichts. [...] Was der Anschlag für uns Architekten bedeutet, lässt sich nur ahnen. Einiges wird bleiben: die moderne Stadt, der Mythos New York und der Wunsch vieler, hoch hinaus zu bauen. Doch die Sicherheit von Hochhäusern wird uns neu beschäftigen. Je nach Projekt müssen wir Gefahren anders bedenken und einplanen."

Risikobericht

Gesamtsystem der Risikoüberwachung und -steuerung

Dem individuellen Risiko angepasste Indikatoren informieren umgehend über potenzielle Schieflagen

Unser Geschäft als international operierender Rückversicherer birgt naturgemäß wirtschaftliche Risiken, die in den einzelnen strategischen Geschäftsfeldern und jeweiligen geografischen Regionen unterschiedlich ausgeprägt sind. Die Übernahme von Risiken sowie das professionelle Management dieses Risikoportefeuilles ist das Kerngeschäft eines Rückversicherungsunternehmens. Unser Risikomanagement basiert auf einer Unternehmensstrategie, die auf eine nachhaltige Steigerung des Unternehmenswerts ausgerichtet ist. Daraus resultiert, dass wir unternehmerische Risiken gezielt eingehen, soweit die damit verbundenen Chancen eine entsprechende Steigerung des Unternehmenswerts erwarten lassen. Wir verfügen über eine Vielzahl effizienter Steuerungs- und Kontrollsysteme, die sich in ihrer Gestaltung und im Detaillierungsgrad der Berichterstattung unterscheiden. Die Kernelemente des Risikomanagements sind in Richtlinien gefasst, die für den gesamten Hannover Rück-Konzern Gültigkeit haben. Im Rahmen unseres Risikomanagementsystems werden alle aus heutiger Sicht denkbaren ergebnis- und bestandsgefährdenden Risiken vollständig und systematisch erfasst. Die Aktualität unseres Risikoportefeuilles, sowohl auf der Ebene der Einzelrisiken als auch auf der Ebene der sich kumulierenden Risiken, wird durch festgelegte Berichterstattungen sowie eine jährliche Risikoinventur sichergestellt. Eine Quantifizierung der Risiken erfolgt im Hinblick auf Eintrittswahrscheinlichkeit und Verlustpotenzial. Außerdem wird bei dieser Betrachtung die Effektivität der eingesetzten Kontrollmaßnahmen berücksichtigt.

Die Gesamtverantwortung für das Risikomanagement orientiert sich an den jeweiligen strategischen Geschäftsfeldern, innerhalb derer die verantwortlichen Vorstände die operativen Ziele festlegen. Das Risikomanagement ist dezentral in die Organisation der strategischen Geschäftsfelder der Hannover Rück eingebunden. Dadurch ist gewährleistet, dass Risiken schnellstmöglich identifiziert, berichtet und gesteuert werden können. Wir verfügen über unterschiedliche, dem individuellen Risiko angepasste Indikatoren, die umgehend über potenzielle Schieflagen informieren.

Ein zentraler Risikokoordinator sorgt dafür, dass sämtliche eingesetzten Risikomanagementmaßnahmen überwacht, dokumentiert und koordiniert werden; außerdem ist er für die Darstellung der Risikosituation des Gesamtunternehmens im Rahmen des Berichtswesens zuständig.

Die Wirksamkeit des Risikomanagementsystems wird laufend durch interne und externe Stellen überprüft und dem sich stetig wandelnden wirtschaftlichen Umfeld angepasst. Die Risikolage unseres Unternehmens ergibt sich aus der Gesamtbetrachtung der folgenden Risikokategorien:

- globale/externe Risiken,
- strategische Risiken,
- operative Risiken; diese unterteilen wir in
  - versicherungstechnische Risiken,
  - Kapitalanlagerisiken sowie
  - operationale Risiken.

Risikokategorien

Globale Risiken

Unter globalen Risiken verstehen wir externe Risiken, die sich unserer direkten Einflussnahme entziehen. Sie ergeben sich z. B. aus Änderungen rechtlicher (einschließlich aufsichts- und steuerrechtlicher) Rahmenbedingungen, gesellschaftlicher oder versicherungswirtschaftlicher Entwicklungen.

Beispielsweise wäre eine deutliche Reduzierung der Nachfrage nach Rückversicherungs-

schutz, insbesondere in den entwickelten Märkten wie USA, Japan, Großbritannien und Deutschland, ein wesentliches Risiko für den Hannover Rück-Konzern. Im Bereich der Lebensrückversicherung könnte dies z. B. durch den Wegfall einer steuerlichen Förderung der Altersvorsorge verursacht werden. Deshalb überwachen wir beispielsweise systematisch die Tendenzen der Gesetzgebung und die Neugeschäftsstatistiken (Anzahl, Versicherungssumme, Jahresprämien) der entsprechenden Märkte.

Ein wesentliches Element unserer Risikosteuerung – nicht nur für den Bereich der globalen Risiken – ist die szenarienbasierte Finanzanalyse auf US GAAP-Basis. Im Rahmen dieser Analysen werden die Auswirkungen von Wachstum, insbesondere aber auch bestimmter Schadenereignisse sowie Kapitalmarktentwicklungen auf die Vermögens- und Ertragslage dargestellt. Hierbei wird die Veränderung des Eigenkapitals in Abhängigkeit eines definierten Szenarios gegenüber der Normalsituation aufgezeigt. Die Ergebnisse der Finanzanalyse ermöglichen je nach den Simulationsergebnissen eine Priorisierung risikopolitischer Maßnahmen.

Strategische Risiken

Strategische Risiken bestehen darin, dass bestimmte Gründe die Erreichung unserer strategischen Ziele in den einzelnen Geschäftsfeldern gefährden könnten. Unser Geschäft betreiben wir in vier voneinander weitgehend unabhängigen strategischen Geschäftsfeldern: der Schaden-, Personen- und Finanz-Rückversicherung sowie im Programmgeschäft. Für jedes dieser Geschäftsfelder haben wir eigenständige strategische Ziele festgelegt, deren Erreichung wir fortlaufend überwachen. Übergeordnetes Ziel ist unsere dauerhafte Positionierung als überdurchschnittlich profitable Rückversicherungsgruppe. Als Gewinnziel haben wir uns vorgegeben, das uns von den Aktionären zur Verfügung gestellte Eigenkapital überdurchschnittlich zu verzinsen und unsere Aktie als solides und attraktives Investment zu gestalten. Um die Umsetzung der verschiedenen strategischen Vorgaben auch operativ sicherzustellen, haben wir ein Zielvereinbarungssystem für unsere Führungskräfte etabliert, das es erlaubt, aus den übergeordneten strategischen Zielen persönliche Ziele abzuleiten. Um den jeweiligen Erfolgsbeitrag zum Gesamtunternehmenserfolg objektiv zu messen, nutzen wir unternehmensübergreifende Kennziffern, die eine Erfolgskontrolle ermöglichen und somit auch Bestandteil für die Vergütung unseres Führungskreises sind.

Dauerhafte Positionierung als überdurchschnittlich profitable Rückversicherungsgruppe

Operative versicherungstechnische Risiken

Von besonderer Bedeutung für Rückversicherungsunternehmen sind die operativen versicherungstechnischen Risiken. Das versicherungstechnische Risiko besteht primär darin, dass für das Versicherungsgeschäft wesentliche Zahlungsströme von ihrem Erwartungswert abweichen können. Mögliche Ursachen hierfür sind z. B. unrichtige Kalkulationsannahmen, Fehleinschätzungen des Schadenverlaufs, insbesondere im Hinblick auf das so genannte Zufalls- und Änderungsrisiko oder auch Unzulänglichkeiten in der Kumulkontrolle.

Im Hinblick auf das Prämien-/Leistungsrisiko in der Schaden-Rückversicherung betrachten wir auch die kombinierte Schaden-/Kostenquote im Zeitablauf. Dies erfolgt mit und ohne Berücksichtigung der Naturkatastrophenquote (Naturkatastrophenschäden >5 Mio. EUR brutto für den Anteil des Hannover Rück-Konzerns in Prozent der Prämieneinnahmen).

Bestmögliche Verzinsung des von Aktionären zur Verfügung gestellten Eigenkapitals

Kombinierte Schaden-/Kosten- und Naturkatastrophenquote

in %	2001	2000	1999	1998	1997*	1996*	1995*	1994*	1993*	1992*
Schaden-/Kostenquote	116,5	107,8	111,1	108,1	99,5	100,4	98,4	97,2	102,2	106,4
davon Naturkatastrophen	0,8	1,2	7,7	1,1	0,6	–	2,0	2,0	0,8	5,2

* auf HGB-Basis

80 % unserer Retrozessionäre mit A-Rating oder besser klassifiziert

Um den versicherungstechnischen Risiken zu begegnen, verfügen wir über vielfältige Regularien. Dazu gehört in der Personen-Rückversicherung die Anwendung abgesicherter biometrischer Berechnungsgrundlagen mit statistisch ausreichenden Sicherheitsmargen. Beispielsweise wird das Morbiditätsrisiko (z. B. bei Kranken-, Critical Illness- oder Invaliditätsrisiken) durch aktuarielle Untersuchungen des Morbiditätsverlaufs eingeschätzt und überwacht.

In der Schaden-Rückversicherung überprüfen wir die Schadenreserven aktuariell. Die für dieses Segment zusätzlich gebildete Spätschadenreserve ist in Höhe von 965 Mio. EUR zu einem auf US GAAP-Basis mehr als ausreichenden Konfidenzniveau gebildet worden. Die Reserve wird für die Sparten Haftpflicht, Kraftfahrt und Sach nach regionaler Einteilung und für die Sparten Transport, Luftfahrt und Kredit in Summe gerechnet und gestellt. Insgesamt werden in 55 Teilsegmenten auf der Basis von statistischen Abwicklungsdreiecken und aktuariellen Methoden (Chain Ladder inklusive Tail-Schätzungen) die erwarteten Endschadenquoten berechnet. Der zu stellende Spätschadenreservebedarf ergibt sich als Produkt (Endschadenquote multipliziert mit kumulierter verdienter Prämie) abzüglich geleisteter Schadenzahlungen und gemeldeter Zedentenreserven.

Ein anderes wesentliches Instrument der Risikobegrenzung ist die Retrozession. Das von uns übernommene Geschäft verbleibt nicht immer vollständig im Selbstbehalt, sondern wird nach Bedarf retrozediert. Übernommene Risiken werden daraufhin überprüft, inwieweit sie im gegebenen Portefeuille den Ausgleich im Kollektiv verbessern. Entsprechend werden die Selbstbehalte bestimmt bzw. unsere Retrozessionen gestaltet. Risiken ergeben sich vornehmlich dadurch, dass Prämien immer zu Beginn der Vereinbarung zu zahlen sind, jedoch bis zur Inanspruchnahme unserer Retrozessionäre und der damit verbundenen Kollektierung von Schäden lange Zeiträume vergehen können. Dies birgt das Risiko, dass Retrozessionäre ausfallen können. Bei der Retrozession ist es daher unerlässlich, eine sorgfältige Auswahl unserer Rückversicherer in Hinblick auf deren langfristige Bonität vorzunehmen.

Im Durchschnitt der letzten Jahre wurden unsere Retrozessionäre zu mehr als 80 % mit einem so genannten Investmentgrade-Rating klassifiziert; ganz überwiegend mit A oder besser. Hierbei muss allerdings hinzugefügt werden, dass die übrigen Retrozessionäre nicht sämtlich als Sub-Investment-Grade zu klassifizieren sind, sondern vielfach kein Rating haben, da sie Rückversicherung nur in geringem Umfang bzw. nicht mehr betreiben.

Bei der Beurteilung unserer Retrozessionäre richten wir uns nach den Einschätzungen der international anerkannten Ratingagenturen, ergänzt durch eigene Analysen auf Basis unseres Marktwissens und Bilanzanalysen. Für die wesentlichen Gesellschaften des Hannover Rück-Konzerns wurde dem Ausfallrisiko von Abrechnungsforderungen durch Abschreibungen in Höhe von 0,02 % im Jahr 1999, 0,03 % im Jahr 2000 und 0,04 % im Jahr 2001 auf den Forderungsbestand Rechnung getragen.

Operative Kapitalanlagerisiken

Durchgängiges Prinzip unserer Kapitalanlagetätigkeit ist es, einen optimalen Beitrag zum betriebswirtschaftlichen Ergebnis zu erwirtschaften. Dies wird primär durch ein auch mit aktuarischen Modellen unterlegtes fundiertes Asset Liability Management erreicht. Die Risiken im Kapitalanlagebereich umfassen insbesondere das Markt-, das Bonitäts- sowie das Liquiditätsrisiko. Für die Hannover Rück-Gruppe bestehen konzernweit gültige Kapitalanlagerichtlinien, deren Einhaltung laufend überwacht wird. Ein wesentlicher Baustein des Risikomanagements ist zudem das bis zur Ebene der Geschäftsleitung angewandte Prinzip der Funktionstrennung zwischen Handel, Abwicklung und Risikocontrolling. Den Risiken im Kapitalanlagebereich begegnen wir mit einer Vielzahl effizienter Steuerungs- und Kontrollmechanismen, die sich an den vom Bundesaufsichtsamt für das Kreditwesen für den Wertpapierhandel erlassenen Vorschriften orientieren.

Der Zeitwert unserer Wertpapiere würde sich unter folgenden Annahmen zum Bilanzstichtag wie folgt entwickeln:

Portefeuille	Szenario	Bestandsveränderung auf Marktwertbasis in TEUR
Aktien	Aktienkurse -20 %	-270 204
Festverzinsliche Wertpapiere	Renditeanstieg +1 %-Punkt	-329 769
Festverzinsliche Wertpapiere	Renditerückgang -1 %-Punkt	340 073

Nach Rating-Klassen setzen sich die festverzinslichen Wertpapiere wie folgt zusammen:

Rating	Staatsanleihen		Unternehmensanleihen		Sonst. festverzinsliche Wertpapiere	
	in %	in TEUR	in %	in TEUR	in %	in TEUR
AAA	80,9	2 823 990	36,8	1 292 499	65,0	1 138 153
AA	17,0	593 178	28,3	995 845	6,5	113 297
A	1,3	44 513	21,5	754 725	15,9	279 109
BBB	0,6	19 984	10,1	356 015	1,2	20 957
< BBB	0,2	5 973	3,3	116 056	11,4	199 549
Gesamt	100,0	3 487 638	100,0	3 515 140	100,0	1 751 065

Operationale Risiken

Unter operationalen Risiken verstehen wir unerwartete Verluste, die auf betriebliche Risiken wie menschliches Versagen, kriminelle Energie, mangelhafte Kontrollen oder organisatorische Defizite zurückzuführen sind. Auch der Ausfall technischer Einrichtungen, insbesondere der Datenverarbeitungs-Infrastruktur und der damit verbundenen Verfügbarkeit der Anwendungen, stellt ein wesentliches Risiko für unser Unternehmen dar. Um diese Risiken zu minimieren, investieren wir konsequent in die Verbesserung der Sicherheit und Verfügbarkeit der Informationstechnologie. Dazu gehören zum Beispiel der umfassende Einsatz von Virenschutz- und Filter-Software sowie Maßnahmen zur Optimierung der Netzwerkstabilität. Um auch weiterhin den hohen Anforderungen an die Sicherheit in der Informationsverarbeitung gerecht zu werden, haben wir für die Hannover Rück-Gruppe zur Koordinierung aller sicherheitsrelevanten IT-Themenstellungen die Funktion eines Verantwortlichen für Informations- und IT-Sicherheit (IT-Security Officer) geschaffen.

Einschätzung der Risikolage

Die zwei führenden Ratingagenturen für die Erst- und Rückversicherungswirtschaft, Standard & Poor's und A.M. Best, haben uns über einen Zeitraum von mehr als zehn Jahren in die jeweils zweithöchste Ratingkategorie AA („Very Strong") bzw. A+ („Superior") eingestuft. Dies bedeutet, das unser ökonomisches Kapital mindestens um 50 % höher ist als das erforderliche Kapital nach den Berechnungen von Standard & Poor's. Im Hinblick auf die zunehmenden Qualitätsanforderungen in der Erst- und Rückversicherungswirtschaft kommt den für unsere Branche einschlägigen Ratings eine gesteigerte Bedeutung zu.

Nach unseren derzeitigen Erkenntnissen sehen wir keine Risiken, die den Fortbestand unseres Unternehmens kurz- oder mittelfristig gefährden oder die Vermögens-, Finanz- und Ertragslage wesentlich und nachhaltig beeinträchtigen könnten.

Personal

Enge Verzahnung von Konzern- und Personalstrategie

Personalentwicklung als Ausweis unseres Wachstums

Die enge Verzahnung von Konzern- und Personalstrategie wurde im Berichtsjahr fortgesetzt und hat neue Maßstäbe für das Human Resources-Management in unserem Konzern gesetzt. Der Personalbereich leistet heute einen wichtigen Beitrag zur Wertsteigerung und fördert durch die strategische Ausrichtung der Personalarbeit die zukünftige Entwicklung des Konzerns. Die Reformen im Bereich der Personalsysteme, wie etwa die Einführung eines marktorientierten und leistungsfördernden Entlohnungssystems für die Führungskräfte, sind darauf angelegt, den langfristigen Wertbeitrag der Mitarbeiter* zum Konzernerfolg zu sichern.

Die Zahl der Mitarbeiter im Konzern ist im Berichtsjahr um 17 % auf 1.780 (1.528) gestiegen. Damit haben wir uns um 252 Mitarbeiter verstärkt. Wie der Tabelle entnommen werden kann, stand hierbei der weitere Ausbau der internationalen Organisation im Vordergrund.

Die Belegschaftsanteile haben sich zwischen den Unternehmensbereichen merklich verschoben. So war ein Personalzuwachs vor allem an den Standorten und in den Geschäftsbereichen zu verzeichnen, an denen es die Marktchancen und die Nähe zu unseren Kunden erforderlich machten.

Der Personalbestand innerhalb der Zentrale in Hannover hat sich im gleichen Zeitraum um 7 % auf 707 Mitarbeiter erhöht.

Die Gesamtentwicklung folgt unserem Anspruch, unsere Gruppe in den einzelnen Märkten systematisch ziel- und ergebnisorientiert wachsen zu lassen; mittlerweile arbeitet der deutlich größere Teil unserer Belegschaft im Ausland.

Angestellte Mitarbeiter nach Ländern

Land	2001			2000
	Gesamt	männlich	weiblich	
Deutschland	707	347	360	661
USA	595	263	332	430
Südafrika	152	66	86	134
Schweden	77	31	46	81
Großbritannien	59	28	31	49
Australien	39	16	23	41
Frankreich	31	13	18	27
Malaysia	27	12	15	26
Irland	23	12	11	12
Mexiko	21	13	8	21
China	15	7	8	15
Italien	11	6	5	13
Spanien	6	2	4	6
Japan	5	4	1	6
Bermuda	5	3	2	–
Taiwan	4	1	3	3
Kanada	3	1	2	3
Gesamt	1780	825	955	1 528

* der Begriff „Mitarbeiter" steht für weibliche und männliche Angestellte

Antwort auf die globalen Herausforderungen

Die internationale Zusammenarbeit in unserem Konzern wurde durch gemeinsame Projekte weiter verstärkt. Unser Ziel ist es, mehr Mitarbeitern internationale Erfahrungen zu vermitteln, die in unserer globalisierten Geschäftswelt unabdingbar ist. Merklich gestiegen ist daher auch die Zahl der innerhalb des Konzerns entsandten Mitarbeiter. Sie wird sich im laufenden Jahr voraussichtlich annähernd verdoppeln. Allein für den Aufbau unseres Kompetenzzentrums für nichtproportionale Katastrophenrückversicherung in Bermuda wurden fünf Mitarbeiter aus Hannover entsandt. Die im Rückversicherungsgeschäft geforderte Internationalität wird auf diese Weise mit Leben erfüllt. Austausch und gemeinsame Projekte – Länder und Kulturen übergreifend – kommen der Vernetzung unserer Organisation zugute und verbessern die Zusammenarbeit und das Verständnis für die gemeinsamen Zielsetzungen.

Mitarbeiter-entsendungen ins Ausland verdoppelt

Die internationale Aufstellung erfordert internationale Personalinstrumente

Neben den international durchgeführten Stellenbewertungen und -beschreibungen haben wir erstmals für das Berichtsjahr die Zielvereinbarungen unserer Führungskräfte weltweit nach einheitlichen Vorgaben festgelegt. Schwerpunkte dieser Zielvereinbarungen sind die aus der Unternehmensstrategie abgeleiteten finanziellen Zielvorgaben. Hinzu kommen individuelle Ziele. Damit haben wir einen weiteren wichtigen Meilenstein in der Einführung unseres weltweit einheitlichen Steuerungssystems etabliert.

Die variable Vergütung unserer Führungskräfte orientiert sich an den kurzfristigen operativen Zielen einerseits und – durch die Einführung eines virtuellen Aktienoptionsplans und dessen langfristig angelegten Verdienstchancen – an der langfristigen Entwicklung der gesamten Gruppe andererseits. Damit stellen wir die Gewinnerzielung und die Kursentwicklung unserer Aktie in den Vordergrund unseres Denkens und Handelns.

Führungskräfteentwicklung

Ein Vergütungsmanagement mit seinen Bestandteilen Leistung und Entwicklung muss zum einen den Führungskräften die Möglichkeit geben, eigene Stärken und Schwächen und Handlungsnotwendigkeiten in den Arbeitsbereichen zu erkennen und an diesen zu arbeiten; zum anderen sollten Mitarbeiter die Chance haben, Feedback zu geben, um den optimalen Rahmen für ihre Aufgabenerfüllung zu erhalten. Um die Führungskräfte in der Entwicklung ihres Bereiches und ihrer Person zu unterstützen, starteten wir im Berichtsjahr einen 270°-Feedback-Prozess. Hierbei beurteilte zunächst die zweite Führungsebene die auf sie wirkenden Einflüsse des Gesamtvorstands; jede Führungskraft erhielt dann durch den Vorstand ein Feedback über ihren Beitrag zum Unternehmensergebnis. Diese bildet einen weiteren wichtigen Baustein auf dem Weg zu einem konzernweiten Vergütungssystem, das eine in sich schlüssige und vergleichbare Grundlage hat.

Nachwuchsförderung

Die wachsenden Aufgaben unseres international aufgestellten Konzerns können nur erfüllt werden, wenn der Nachwuchs systematisch auf- und ausgebaut wird. Der Kontakt zu den für uns relevanten Universitätslehrstühlen sowie Fachbereichen der Fachhochschulen wurde im Berichtsjahr weiter ausgebaut. Studenten gewähren wir Praktika in diversen Unternehmensbereichen und unterstützen Diplomanden in rückversicherungsrelevanten Themenstellungen durch entsprechende Stipendien.

Aktives Hochschulmarketing integriert

Von der Simulation zum realen Geschäft

Unternehmensplanspiel ab 2002 auch im Ausland geplant

Das im Jahr 2000 entwickelte und weiter verbesserte Unternehmensplanspiel wurde mehrfach erfolgreich durchgeführt und wird nun auch international eingesetzt. In dem Planspiel werden komplexe Zusammenhänge der Versicherungsmärkte simuliert. Die Marktdynamik und die Konsequenzen aus Managemententscheidungen werden real erfahrbar gemacht. Die Interaktivität des Spiels fördert die Lernerfahrung. Im laufenden Jahr ist ein Durchgang mit Mitarbeitern und Zedenten in Südafrika geplant.

Internes Personalmarketing

Via Intranet bieten wir unseren Mitarbeitern einen transparenten internen Stellenmarkt; sie können sich über offene Stellen gezielt informieren. Der internationale Ausbau des Intranets fördert den Zugang interner Bewerbungen zwischen allen Ländern und Bereichen.

Dank an die Belegschaft

Wir danken allen Mitarbeitern für ihr persönliches Engagement und ihre Einsatzbereitschaft. Mit ihrer Tatkraft wurde es möglich, die besonderen Herausforderungen des Jahres 2001 zu meistern. Dem Betriebsrat und dem Sprecherausschuss der Zentrale danken wir für die vertrauensvolle und konstruktive Zusammenarbeit.

Ausblick

Konjunkturelle Erholung für 2002 erwartet

Es ist davon auszugehen, dass es im Laufe des ersten Halbjahres 2002 zu einer leichten Belebung der wirtschaftlichen Entwicklung kommt. In den USA dürfte die Produktion wieder merklich zunehmen. Dagegen ist in Japan im Verlauf des Jahres 2002 nur mit einem sehr schwachen Wachstum zu rechnen. Im Euroraum wird eine konjunkturelle Erholung erwartet; Impulse könnten dabei von den USA ausgehen. Insgesamt sollte sich die Weltkonjunktur im Laufe des Jahres 2002 merklich beleben, wenngleich die Dynamik geringer ausfallen dürfte als im vorangegangenen Aufschwung.

Die wirtschaftliche Entwicklung in Deutschland verläuft unverändert schwächer als in der Mehrzahl der Staaten des Euroraums. Insbesondere fehlen der Binnenkonjunktur die nötigen Impulse. Das Bruttoinlandsprodukt in Deutschland dürfte so um lediglich ca. 0,75 % wachsen.

Den Prognosen zufolge ist damit zu rechnen, dass die Europäische Zentralbank die Leitzinsen bis zum Sommer 2002 auf dem derzeitigen Niveau belässt. Die kurz- und mittelfristigen Kapitalmarktzinsen dürften im Verlauf des Jahres im Zuge der konjunkturellen Erholung in den Vereinigten Staaten und in Europa wieder steigen. Für den Euro ist eine leichte Aufwertung zu erwarten.

Schaden-Rückversicherung

Die Anschläge auf die USA haben nicht nur das Jahr 2001 stark beeinflusst und zu einer äußerst enttäuschenden Ergebnissituation geführt. Die Auswirkungen der Terroranschläge werden in der Schaden-Rückversicherung auch in den kommenden Jahren zu spüren sein: Die Rückversicherungswirtschaft hat im Berichtsjahr weltweit nennenswertes Kapital eingebüßt. Auch nach Berücksichtigung diverser Kapitalerhöhungen und Neugründungen ist zu erkennen, dass das Be-

richtsjahr zu einem deutlichen Kapazitätsverlust führte.

Somit steht die Schadenversicherung zukünftig unter dem Eindruck geringerer Rückversicherungskapazitäten und stark gestiegener Raten vor allem im Bereich der Sachsparten. Die Vertragserneuerung für das Jahr 2002 verlief für uns ausgesprochen erfolgreich. Nach den substanziellen Verlusten im Berichtsjahr, aber auch der Vorjahre, kehrt die Schaden-Rückversicherung mit deutlichen Ratenerhöhungen und Konditionsverbesserungen auf vielen Märkten zurück zur Profitabilität.

Dies zeigt sich insbesondere auf Märkten, die durch die Ereignisse des 11. September stark getroffen wurden. Unser Zentralbereich für Spezialgeschäfte (Luftfahrt, Transport und das Rückversicherungsgeschäft des Londoner Marktes – alle hatten massive Verluste erlitten.) plant für das Jahr 2002 eine Ausweitung des Geschäftsvolumens um durchschnittlich 150 %. In einigen Bereichen unseres Luftfahrtgeschäftes gehen wir von einer Verzehnfachung unseres Prämienvolumens aus. Wir erwarten eine stärkere Profitabilität des Geschäftes aus der Reduzierung des Risikos in vielen Teilbereichen der Schaden-Rückversicherung zu gleichen oder sogar zu erhöhten Raten.

Des weiteren erwarten wir eine Reduzierung des Risikos im Bereich der Terrordeckungen: In der Vergangenheit mehr oder weniger prämienfrei eingeschlossene Risiken führten nach den Ereignissen des 11. September zu hohen zusätzlichen Prämieneinnahmen. Nach den Anschlägen auf die USA wurden spezielle Terrordeckungen aufgelegt, die es in dieser Form in der Vergangenheit nicht gab. Wir haben bereits kurz nach den Anschlägen erkannt, dass diese Deckungen zu sehr attraktiven Konditionen angeboten wurden und waren einer der ersten Rückversicherer, der sich an diesen Deckungen beteiligt hat.

Schaden-Rückversicherung geprägt von deutlicher Marktverhärtung

Ferner haben wir uns zusammen mit namhaften Versicherungs- und Rückversicherungsunternehmen im April dieses Jahres an der Gründung eines Spezialversicherers für Sachschäden aus terroristischen Anschlägen mit Sitz in Luxemburg (Special Risk Insurance and Reinsurance Luxembourg S.A.) beteiligt. Dieser Versicherer wird die aus den Ereignissen des 11. September resultierenden Deckungslücken im Bereich der Terrorismusrisiken decken. Versicherungsschutz wird diese Gesellschaft für in Europa liegende Anlagen anbieten.

Auch Sparten, die vollkommen unbeeinflusst von den Terroranschlägen waren, wiesen in der Erneuerungsphase 2002 deutliche Ratenerhöhungen und Konditionsverbesserungen auf. Nachdem die Situation beispielsweise im amerikanischen Haftpflichtgeschäft über Jahre unattraktiv war, führte die Erneuerung unserer Portefeuilles zu sehr deutlichen Prämienerhöhungen.

Schäden aus Terroranschlägen sollen in spätestens drei Jahren zurückverdient werden

Des Weiteren führte der Rückzug von Wettbewerbern in bestimmten Bereichen zu einer Verknappung der Kapazität. So werden wir auf Grund dieser Entwicklung im Bereich der Kredit- und Kautionsversicherung um rund 40 % wachsen.

Die bisher getätigten Abschlüsse der Erneuerungssaison 2002 lassen somit auf eine starke Erhöhung der Profitabilität dieses Geschäftsfeldes schließen. Wir gehen davon aus, dass wir die Verluste aus den Terroranschlägen des 11. September 2001 – unterstellt, dass der Großschadenanfall dem langjährigen Durchschnitt entspricht – in weniger als drei Jahren zurückverdienen werden.

Personen-Rückversicherung

In der Personen-Rückversicherung wollen wir mittelfristig Rang drei auf dem Weltmarkt einnehmen. Dieses Ziel werden wir mit einem durchschnittlichen jährlichen Wachstum zwischen 10 und 20 % erreichen. Primär werden wir weiterhin versuchen, organisch zu wachsen.

Mittelfristig Rang drei weltweit angestrebt

Nach wie vor werden wir uns auf unsere Kernmärkte in Deutschland, Großbritannien, Frankreich, Italien, die USA, Südafrika, Malaysia, Australien und China konzentrieren. Unser Fokus liegt auch zukünftig auf dem nicht traditionellen

Fokus auf nicht-traditionellem Geschäftsmodell

Geschäftsmodell des Finanzierungsrückversicherers („Stochastischer Banker"). Wir versuchen, mit diesen Produkten weiterhin auf die gesamte finanzielle Situation unserer Kunden einzugehen. Wir gehen davon aus, dass die Einführung der so genannten „Riester-Rente" in Deutschland und das weitere Wachstum im Bereich der Fondsgebundenen Lebensversicherung in Kontinentaleuropa zu einem großen Finanzierungsbedarf bei unseren Kunden führen wird und uns Wachstumschancen bietet.

Des Weiteren werden wir nach wie vor Erstversicherungsunternehmen bei der Etablierung neuer Produkte in Form von Produktpartnerschaften behilflich sein. Wir stehen den Erstversicherern bei der Entwicklung und Finanzierung dieser neuen Produkte zur Seite. Unterstützungsmöglichkeiten sehen wir vor allem in schnell wachsenden Märkten.

Um unseren Erfolg zu optimieren, haben wir ein „Relationship-Marketing" entwickelt. Es soll dazu beitragen, unsere zukünftig Erfolg versprechendsten Kunden und deren Bedürfnisse zu identifizieren; unsere Kapazitäten richten wir darauf aus.

Für das laufende Geschäftsjahr erwarten wir eine unverändert günstige Marktsituation auf den Personen-Rückversicherungsmärkten der Hannover Life Re. Die Refokussierung unseres Portefeuilles auf Leben- und Rentenprodukte wird die Ertragssituation der Hannover Life Re nachhaltig stärken. Mittelfristig streben wir eine Umsatzrendite in Höhe von 5,0 % an.

Programmgeschäft

Etablierung des Programmgeschäftes in Europa wird voranschreiten

Im Programmgeschäft werden wir bei der Clarendon unsere operative Neuausrichtung weiterführen. Dies bedeutet, dass wir in Zukunft weiterhin ein auf die Profitabilität des Bruttogeschäftes abgestelltes Underwriting betreiben. Insofern gehen wir davon aus, dass sich unsere Ergebnisse gravierend verbessern werden. Parallel dazu wird die Clarendon unseren Selbstbehalt substanziell erhöhen. Das Altgeschäft werden wir weiterhin sehr kritisch beobachten und auch zukünftig auf nicht profitables Geschäft verzichten.

Unsere Marktführerschaft im amerikanischen Markt werden wir bedingt durch die dezimierte Wettbewerbssituation ausbauen können.

Die ICH wird sich im laufenden Jahr – nachdem das Acceptance-Team nun in die Organisation integriert wurde – konsequent weiterentwickeln. Wir werden weiterhin lediglich sehr ausgesuchtes Geschäft zeichnen.

Nachdem die Inter Hannover im Berichtsjahr bereits eine enorme Steigerung der Prämien wie auch des Ergebnisses verzeichnen konnte, gehen wir für 2002 von einer anhaltend positiven Entwicklung aus. Wir werden in Europa versuchen, das Programmgeschäft weiter zu etablieren. Im Vordergrund steht für uns der Aufbau neuer Geschäftsverbindungen, die die Anforderungen unseres Geschäftsmodells erfüllen.

Insgesamt sollte sich – eine normale Entwicklung unterstellt – die Ergebnissituation im Programmgeschäft im laufenden Jahr weiter verbessern.

Finanz-Rückversicherung

Ausbau unserer strategischen Position mit Hilfe risikoorientierter Produkte

Der starke Preisanstieg in der traditionellen Rückversicherung lässt das Interesse an der Finanz-Rückversicherung steigen. Dies wird in der Zukunft zu einer Erweiterung unseres Kundenstamms und zu einer Diversifizierung unserer Produktpalette führen. Hier werden wir auch im Bereich risikoorientierter Produkte, die zu höheren Margen gezeichnet werden, die Ertragskraft des Geschäftsfelds steigern. Diese Entwicklungen werden stark dazu beitragen, unsere strategi-

sche Position im Weltmarkt auszubauen. Positiv wirkt ebenso die aktuelle Diskussion zum Thema Finanz-Rückversicherung. Diverse Aufsichtsbehörden beschäftigen sich intensiv mit diesem Thema und tragen zum Verständnis für diese Produkte bei. Dies schafft Nachfrage vor allem in den sich entwickelnden Märkten.

Die Wettbewerbssituation in diesem Segment verbessert sich stark, da nach den Ereignissen des 11. September einige Anbieter aus dem Markt ausgeschieden sind.

Wir werden in Zukunft verstärkt an der Diversifizierung unseres Portefeuilles arbeiten. Nach wie vor ist der Anteil des US-amerikanischen Geschäfts dominierend. Die rasante Prämienentwicklung der Vergangenheit wird sich verlangsamen. Mittel- bis langfristig sehen wir die Gewinnmarge bei rund 3 % der Nettoprämie. Diese erhöhte Marge ergibt sich aus der Tendenz hin zu risikoreicheren Transaktionen, deren Risikograd allerdings nach wie vor nicht mit Transaktionen des Segmentes Schaden-Rückversicherung zu vergleichen ist. Ferner gibt es eine Tendenz zu Produkten, die einen Schutz für die Gesamtbilanz bieten. Diese Produkte umfassen nicht ausschließlich das versicherungstechnische Ergebnis, sondern beinhalten ebenso eine Absicherung des Kapitalanlagerisikos. Wir beschäftigen uns zurzeit mit der Entwicklung derartig ganzheitlicher Rückversicherungslösungen.

Gesamtgeschäft

Auf Basis unserer Erwartungen für unsere vier strategischen Geschäftsfelder rechnen wir insgesamt mit einem deutlich zweistelligen Wachstum unserer Bruttoprämie. Unsere Diversifizierung wird sich in diesem harten Markt zu Gunsten der Schaden-Rückversicherung verändern. Hier sollte das versicherungstechnische Ergebnis – einen normalen Schadenverlauf unterstellt – nach heutiger Kenntnis sehr zufrieden stellend ausfallen.

Unser Kapitalanlageergebnis ist naturgemäß schwer vorherzusagen. Die Talsohle an den Aktienmärkten scheint durchschritten, ebenso erholen sich die Leitzinssätze. Trotzdem ist kaum damit zu rechnen, dass das Ergebnis aus dem Abgang von Kapitalanlagen der Vorjahre im laufenden Jahr erreicht werden kann. Durch die steigenden Kapitalanlagebestände wird das ordentliche Kapitalanlageergebnis zunehmen, so dass wir insgesamt mit einem Kapitalanlageergebnis auf Vorjahres-Niveau rechnen.

Das Vorsteuerergebnis sollte – bedingt durch die Erwartungen im Bereich der Versicherungstechnik und normale Verhältnisse bezüglich des Großschadenanfalls und der Kapitalmarktbedingungen unterstellt – deutlich steigen. Entsprechend wird sich das Nachsteuerergebnis aus heutiger Sicht sehr erfreulich darstellen.

Zusammenfassend sehen wir uns – nach den erfolgreichen Kapitalmaßnahmen der letzten zwölf Monate – hervorragend positioniert, so dass wir insbesondere die Marktchancen in der Schaden-Rückversicherung überproportional nutzen und unseren Marktanteil ausbauen werden. Unser Ergebnis je Aktie sollte trotz der Kapitalerhöhung im Dezember 2001 im Vergleich zum um Sondereffekte aus der Steuerberechnung bereinigten Ergebnis des Jahres 2000 deutlich steigen.

Hinsichtlich der Kapitalausstattung ist es unser Ziel, unser AA-Rating mit stabilem Ausblick zu stärken. Mit diesem Rating sind wir im Wettbewerb optimal positioniert. Die Erneuerung für 2002 hat gezeigt, dass unsere Kapitalstärke einen klaren Wettbewerbsvorteil darstellt. Bereits in den ersten Monaten des Jahres 2002 haben wir erfolgreich eine weitere Risikoverbriefung (Securitisation) verwirklichen können. Dieser Transfer von versicherungstechnischen Risiken – vor allem bestehend aus dem Bereich der Naturkatastrophen und des Luftfahrtgeschäftes – stärkt unsere Eigenkapitalsituation nachhaltig.

Außerordentlich gutes versicherungstechnisches Ergebnis

Marktchancen überproportional genutzt

Mit AA-Rating optimal positioniert



James Rizzi, Künstler

„Die Zwillingstürme des World Trade Centers waren so bedeutungsvoll für New York City und für mein Schaffen, da ich weniger als einen Kilometer von ihrem Standort lebe. Diese Katastrophe hat mich persönlich getroffen; viele New Yorker Feuerwehrmänner, mit denen ich aufgewachsen war, kamen in dem Angriff um. Die Welle der Hilfsbereitschaft, der Zusammenhalt und Patriotismus aller Amerikaner wird die Terroristen besiegen. New York City wird Dreh- und Angelpunkt der Welt bleiben.“



KONZERNBILANZ *zum 31. Dezember 2001*

Aktiva in TEUR	Anhang	2001	2000
Festverzinsliche Wertpapiere – Dauerbestand	5.1	284 070	267 031
Festverzinsliche Wertpapiere – dispositiver Bestand	5.1	8 422 878	6 518 580
Festverzinsliche Wertpapiere – Handelsbestand	5.1	46 895	40 869
Aktien, Aktienfonds und andere nicht festverzinsliche Wertpapiere – dispositiver Bestand	5.1	1 021 451	1 593 969
Aktien, Aktienfonds und andere nicht festverzinsliche Wertpapiere – Handelsbestand	5.1	8 879	–
Grundstücke, grundstücksgleiche Rechte und Bauten einschließlich der Bauten auf fremden Grundstücken	5.1	311 207	228 540
Sonstige Kapitalanlagen	5.1	578 578	593 415
Kurzfristige Anlagen	5.1	622 569	475 849
Gesamte Kapitalanlagen ohne laufende Guthaben bei Kreditinstituten, Schecks und Kassenbestand		11 296 527	9 718 253
Laufende Guthaben bei Kreditinstituten, Schecks und Kassenbestand		830 659	482 262
Kapitalanlagen		12 127 186	10 200 515
Anteil der Rückversicherer an der Rückstellung für Prämienüberträge	5.2	910 068	823 915
Anteil der Rückversicherer an der Deckungsrückstellung	5.2	493 650	254 696
Anteil der Rückversicherer an der Rückstellung für noch nicht abgewickelte Versicherungsfälle	5.2	6 758 763	3 532 690
Anteile der Rückversicherer an sonstigen Rückstellungen	5.2	113 017	6 392
Abgegrenzte Abschlusskosten	5.2	1 196 459	714 427
Abrechnungsforderungen		3 148 683	3 296 030
Depotforderungen		7 150 799	3 995 706
Geschäfts- und Firmenwert	5.4	263 258	266 066
Sonstige Vermögensgegenstände	5.13	291 574	275 591
Abgegrenzte Zinsen und Mieten		194 137	131 574
		32 647 594	23 497 602

Passiva in TEUR	Anhang	2001	2000
Rückstellung für noch nicht abgewickelte Versicherungsfälle	5.2	18 859 679	12 782 710
Deckungsrückstellung	5.2	3 908 584	3 043 573
Rückstellung für Prämienüberträge	5.2	2 312 432	1 608 381
Rückstellungen für Gewinnanteile	5.2	144 228	114 243
Sonstige versicherungstechnische Rückstellungen	5.2	35 323	22 117
Abrechnungsverbindlichkeiten		1 336 760	1 378 184
Depotverbindlichkeiten		1 744 536	817 609
Depotverbindlichkeiten aus Finanzierungsgeschäften		261 250	109 773
Ausgleichsposten für Anteile der anderen Gesellschafter	5.9	307 811	294 134
Andere Verbindlichkeiten	5.13	460 673	307 740
Steuerverbindlichkeiten	5.5	99 070	171 955
Rückstellung für latente Steuern	5.5	588 555	741 102
Begebene Anleihen	5.8	797 148	415 105
Genussrechtskapital	5.8	119 517	117 597
Verbindlichkeiten		30 975 566	21 924 223
Eigenkapital			
Gezeichnetes Kapital	5.9	82 799	75 493
Nominalwert 82 799 Genehmigtes Kapital 13 461			
Kapitalrücklagen		388 816	201 794
Kumulierte, nicht ergebniswirksame Eigenkapitalanteile			
Nicht realisierte Kursgewinne/-verluste aus Kapitalanlagen abzüglich latenter Steuern	5.10	31 164	71 413
Gewinne und Verluste aus der Währungsumrechnung abzüglich latenter Steuern	5.10	-58 192	-8 800
Übrige kumulierte, nicht ergebniswirksame Eigenkapitalveränderungen	5.10	-15 893	864
Summe nicht ergebniswirksame Eigenkapitalanteile		-42 921	63 477
Gewinnrücklagen			
Anfangsbestand		1 232 615	900 630
Jahresüberschuss		11 084	364 880
Gezahlte Dividende		-69 990	-80 426
Sonstige Veränderungen		69 625	47 531
		1 243 334	1 232 615
Eigenkapital		1 672 028	1 573 379
		32 647 594	23 497 602

KONZERN-GEWINN- UND VERLUSTRECHNUNG *für die Zeit vom 1.1. bis 31.12.2001*

in TEUR	Anhang	2001	2000
Gebuchte Bruttoprämien		11 507 489	8 320 493
Gebuchte Rückversicherungsprämien		4 409 828	3 016 514
Veränderung der Bruttoprämienüberträge		-623 721	-216 922
Veränderung des Anteils der Rückversicherer an den Bruttoprämienüberträgen		22 119	123 127
Verdiente Prämien für eigene Rechnung		6 496 059	5 210 184
Ordentliche Kapitalanlageerträge	5.1	941 988	798 947
Realisierte Gewinne aus dem Abgang von Kapitalanlagen	5.1	190 006	251 168
Realisierte Verluste aus dem Abgang von Kapitalanlagen	5.1	134 053	70 524
Unrealisierte Gewinne und Verluste aus Kapitalanlagen	5.1	21 332	-4 402
Sonstige Kapitalanlageaufwendungen	5.1	73 567	106 509
Kapitalanlageergebnis	5.1	945 706	868 680
Sonstige versicherungstechnische Erträge		17 831	18 704
Erträge insgesamt		7 459 596	6 097 568
Aufwendungen für Versicherungsfälle	5.2	5 795 449	4 467 863
Veränderung der Deckungsrückstellung	5.2	297 973	37 494
Aufwendungen für Provisionen und Gewinnanteile	5.2	1 028 602	903 946
Sonstige Abschlusskosten	5.2	11 667	17 627
Sonstige versicherungstechnische Aufwendungen		79 869	71 468
Aufwendungen für den Versicherungsbetrieb		178 574	179 675
Versicherungstechnische Aufwendungen für eigene Rechnung		7 392 134	5 678 073
Ergebnis der normalen Geschäftstätigkeit		67 462	419 495
Abschreibung des Geschäfts- und Firmenwerts (Goodwill)	5.4	13 377	11 679
Übriges Ergebnis	5.15	-943	-103 540
Ergebnis vor Steuern		53 142	304 276
Steueraufwand (in 2000 Steuerertrag)	5.5	17 505	129 025
Anderen Gesellschaftern zustehendes Ergebnis		-24 553	-68 421
Jahresüberschuss		11 084	364 880

in TEUR	Anhang	2001	2000
Nicht ergebniswirksame Veränderungen des Eigenkapitals	5.10		
Veränderungen der nicht realisierten Kursgewinne/ -verluste aus Kapitalanlagen		-40 249	22 680
Gewinn/Verlust aus Währungsumrechnungen		-49 392	-27 937
Übrige nicht ergebniswirksame Eigenkapitalveränderungen		-16 757	-2 091
Gesamt		-95 314	357 532
Ergebnis je Aktie	5.12		
Gewinn je Aktie in EUR		0,34	13,29
Bereinigter Gewinn je Aktie in EUR (modifiziert um Teileinzahlungen)		0,34	12,38

in TEUR	2001	2000
I. Kapitalfluss aus laufender Geschäftstätigkeit		
Konzernergebnis nach Steuern	11 084	364 880
Abschreibungen/Zuschreibungen	54 434	88 502
Realisierte Gewinne/Verluste aus dem Abgang von Kapitalanlagen	-55 953	-180 644
Amortisationen	-2 650	-10 925
Veränderungen der Depotforderungen/-verbindlichkeiten	-2 179 236	-897 298
Veränderung der Rückstellungen für Prämienüberträge	603 500	77 205
Veränderung der Steuerforderungen/-verbindlichkeiten	-212 995	-228 831
Veränderung der Deckungsrückstellungen	569 958	679 796
Veränderung der Rückstellungen für noch nicht abgewickelte Versicherungsfälle	2 695 687	1 023 537
Veränderung der abgegrenzten Abschlusskosten	-482 738	-220 218
Veränderung der übrigen versicherungstechnischen Rückstellungen	-89 396	20 883
Veränderung der Abrechnungssalden	119 083	-605 279
Veränderung der sonstigen Vermögensgegenstände und Verbindlichkeiten	93 182	-567 173
Kapitalfluss aus laufender Geschäftstätigkeit	1 123 960	-455 565
Ertragsteuern	-97 620	-95 269
Zinszahlungen	-88 554	-96 205
II. Kapitalfluss aus Investitionstätigkeit		
Festverzinsliche Wertpapiere – Dauerbestand		
Fällige Papiere	15 705	11 924
Käufe	-31 745	-14 165
Festverzinsliche Wertpapiere – dispositiver Bestand		
Fällige Papiere, Verkäufe	3 377 429	1 803 328
Käufe	-4 986 378	-1 766 656
Aktien, Aktienfonds und andere nicht festverzinsliche Wertpapiere – dispositiver Bestand		
Verkäufe	831 694	562 338
Zukäufe	-400 488	-565 639
Andere Kapitalanlagen		
Verkäufe	312 654	306 625
Zukäufe	-300 176	-419 630
Verbundene Unternehmen und Beteiligungen		
Verkäufe	26 500	11 002
Neuerwerb	-53 939	-80 704
Grundstücke, grundstücksgleiche Rechte und Bauten einschließlich der Bauten auf fremden Grundstücken		
Verkäufe	1 094	–
Neuerwerb	-84 360	-7 148
Kurzfristige Kapitalanlagen		
Veränderung	-151 176	235 194
Übrige Veränderungen	-7 972	195 895
Kapitalfluss aus Investitionstätigkeit	-1 451 158	272 364

in TEUR	2001	2000
III. Kapitalfluss aus Finanzierungstätigkeit		
Veränderung der eigenen Anteile	–	230
Einzahlung aus Kapitalmaßnahmen	209 644	12 782
Veränderungen der Depotforderungen/-verbindlichkeiten aus Finanzierungsgeschäften	156 214	168 850
Gezahlte Dividende	-69 990	-80 426
Veränderung der begebenen Anleihen	350 646	-925
Andere Veränderungen	30 594	116 134
Kapitalfluss aus Finanzierungstätigkeit	677 108	216 645
IV. Währungskursdifferenzen	-1 513	11 552
Summe der Kapitalzu- und abflüsse (Summe I+II+III+IV)	348 397	44 996
Flüssige Mittel am Anfang der Periode	482 262	437 266
Veränderung der flüssigen Mittel laut Kapitalflussrechnung	348 397	44 996
Flüssige Mittel am Ende der Periode	830 659	482 262

SEGMENTBERICHTERSTATTUNG *zum 31. Dezember 2001*

In der nachfolgenden Tabelle haben wir die versicherungstechnischen Aktiva und Passiva zum 31. Dezember 2001 und 2000 nach Eliminierung der konzerninternen segmentübergreifenden Geschäftsvorfälle unseren Segmenten zugeordnet:

Aufteilung zu versicherungstechnischen Aktiva- und Passiva-Positionen

in TEUR	Schaden-Rückversicherung 2001	Schaden-Rückversicherung 2000	Personen-Rückversicherung 2001	Personen-Rückversicherung 2000
Aktiva				
Anteile der Rückversicherer an den Prämienüberträgen	135 664	112 460	503	359
Abgegrenzte Abschlusskosten (netto)	218 873	135 330	889 117	577 863
Anteile der Rückversicherer an den Deckungsrückstellungen	–	–	493 650	254 696
Anteile der Rückversicherer an den Schadenrückstellungen und sonstigen Rückstellungen	3 309 175	1 329 943	187 807	195 144
Depotforderungen	376 714	301 436	3 007 960	1 887 236
Gesamt	4 040 426	1 879 169	4 579 037	2 915 298
Passiva				
Schadenrückstellungen	10 120 457	7 497 745	1 087 888	952 999
Deckungsrückstellung	–	–	3 908 584	3 043 573
Rückstellung für Prämienüberträge	1 016 839	701 855	15 926	4 723
Übrige versicherungstechnische Rückstellungen	135 574	121 977	36 661	6 680
Depotverbindlichkeiten	735 653	403 926	331 418	347 076
Gesamt	12 008 523	8 725 503	5 380 477	4 355 051

Programmgeschäft 2001	Programmgeschäft 2000	Finanz-Rückversicherung 2001	Finanz-Rückversicherung 2000	Gesamt 2001	Gesamt 2000
773 901	673 482	–	37 614	910 068	823 915
86 879	-262	1 590	1 496	1 196 459	714 427
–	–	–	–	493 650	254 696
2 540 021	1 876 231	834 777	137 764	6 871 780	3 539 082
34 693	63 159	3 731 432	1 743 875	7 150 799	3 995 706
3 435 494	2 612 610	4 567 799	1 920 749	16 622 756	9 327 826
3 107 002	2 175 503	4 544 332	2 156 463	18 859 679	12 782 710
–	–	–	–	3 908 584	3 043 573
1 153 976	792 972	125 691	108 831	2 312 432	1 608 381
2 841	–	4 475	7703	179 551	136 360
309 520	8 040	367 945	58 567	1 744 536	817 609
4 573 339	2 976 515	5 042 443	2 331 564	27 004 782	18 388 633

SEGMENTBERICHTERSTATTUNG *zum 31. Dezember 2001*

Aufteilung der Gewinn- und Verlustrechnung

in TEUR	*Schaden-Rückversicherung 2001*	*Schaden-Rückversicherung 2000*	*Personen-Rückversicherung 2001*	*Personen-Rückversicherung 2000*
Gebuchte Bruttoprämien	4 938 461	3 385 386	2 371 022	2 090 506
Verdiente Prämien für eigene Rechnung	2 989 302	2 524 439	1 740 263	1 592 297
Aufwendungen für Versicherungsfälle für eigene Rechnung	2 795 966	2 033 826	1 066 010	1 209 010
Veränderung der Deckungsrückstellung für eigene Rechnung	–	–	-297 973	-37 494
Aufwendungen für Provisionen und Gewinnanteile und für sonstige versicherungstechnische Aufwendungen für eigene Rechnung	603 834	625 844	492 601	424 602
Sonstige versicherungstechnische Erträge für eigene Rechnung	13 468	4 323	2 949	13 949
Kapitalanlageergebnis	361 353	471 930	196 751	204 347
Aufwendungen für den Versicherungsbetrieb	84 261	75 444	32 459	56 869
Ergebnis der normalen Geschäftstätigkeit	-119 938	265 578	50 920	82 618
Sonstige Aufwendungen	-37 971	45 851	6 473	51 720
Ergebnis vor Steuern	-81 967	219 727	44 447	30 898
Steueraufwand (Steuerertrag -)	-14 387	-108 729	15 764	-27 658
Anderen Gesellschaftern zustehendes Ergebnis	-7 946	-61 943	-5 452	-4 624
Jahresüberschuss	-75 526	266 513	23 231	53 932

Programmgeschäft 2001	Programmgeschäft 2000	Finanz-Rückversicherung 2001	Finanz-Rückversicherung 2000	Gesamt 2001	Gesamt 2000
2 457 400	1 974 407	1 740 606	870 194	11 507 489	8 320 493
486 149	292 699	1 280 345	800 749	6 496 059	5 210 184
376 015	261 809	1 557 458	963 218	5 795 449	4 467 863
–	–	–	–	-297 973	-37 494
10 953	-4 365	12 750	-53 040	1 120 138	993 041
–	–	1 414	432	17 831	18 704
29 647	24 682	357 955	167 721	945 706	868 680
59 040	42 686	2 814	4 676	178 574	179 675
69 788	17 251	66 692	54 048	67 462	419 495
40 404	14 650	5 414	2 998	14 320	115 219
29 384	2 601	61 278	51 050	53 142	304 276
10 235	3 394	5 893	3 968	17 505	-129 025
-1 325	3 902	-9 830	-5 756	-24 553	-68 421
17 824	3 109	45 555	41 326	11 084	364 880



Inhaltsverzeichnis

1. Allgemeine Aufstellungsgrundsätze

Die Muttergesellschaft der Hannover Rückversicherungs-Aktiengesellschaft (Hannover Rück) ist der HDI Haftpflichtverband der Deutschen Industrie V.a.G. (HDI). Der HDI ist nach §§ 341 i ff. HGB verpflichtet, einen Konzernabschluss aufzustellen. In diesen Konzernabschluss sind die Abschlüsse der Hannover Rück und deren Tochterunternehmen einbezogen. Um die Aktivitäten des Hannover Rück-Konzerns darzustellen, haben wir, ohne dass eine gesetzliche Verpflichtung besteht, einen eigenen Konzernabschluss erstellt.

Der Konzernabschluss der Hannover Rück wurde vollumfänglich entsprechend den amerikanischen Rechnungslegungsvorschriften (United States Generally Accepted Accounting Principles „US GAAP") erstellt.

Alle vom Financial Accounting Standards Board (FASB) bis zum 31. Dezember 2001 verabschiedeten Statements of Financial Accounting Standards (SFAS), deren Anwendung für das Geschäftsjahr 2001 bindend waren, haben wir in dem Konzernabschluss berücksichtigt.

Im Konzernabschluss und in den Abschlüssen der Einzelgesellschaften müssen zu einem gewissen Grad Schätzungen und Annahmen getroffen werden, die die bilanzierten Vermögensgegenstände und Verbindlichkeiten und den Ausweis von Erträgen und Aufwendungen während der Berichtsperiode beeinflussen. Die sich tatsächlich ergebenden Beträge können von den Schätzungen abweichen.

2. Grundlagen der Rechnungslegung einschließlich Bilanzierungs- und Bewertungsmethoden

Die in den Konzernabschluss einbezogenen Jahresabschlüsse wurden zu den Stichtagen 31. Dezember aufgestellt.

Die Abschlüsse aller Gesellschaften wurden zunächst entsprechend den landesrechtlichen Vorschriften erstellt und nach konzerneinheitlichen Bilanzierungs- und Bewertungsregeln auf amerikanische Rechnungslegungsvorschriften übergeleitet.

3. Konsolidierungskreis und -grundsätze

Konsolidierungskreis

Konzernobergesellschaft ist die Hannover Rück. Voll konsolidiert wurden drei inländische und achtzehn ausländische Einzelgesellschaften sowie zwei ausländische Teilkonzerne. „At Equity" wurden zwei inländische und drei ausländische Gesellschaften konsolidiert.

Der Konzernabschluss umfasst folgende Unternehmen:

Name und Sitz des Unternehmens	Höhe des Anteils am Kapital in %
Unternehmen mit Sitz in Deutschland	
HDI Immobilienfonds Nr. 4 Nürnberg Bucher KG, München/Deutschland	99,8
GbR Hannover Rückversicherungs-AG/ E+S Rückversicherungs-AG-Grundstücksgesellschaft, Hannover/Deutschland	67,5
E+S Rückversicherungs-AG, Hannover/Deutschland	50,1

Name und Sitz des Unternehmens	Höhe des Anteils am Kapital in %
Unternehmen mit Sitz im Ausland	
Hannover Finance (Luxembourg) S.A., Luxemburg	100,0
Hannover Finance (UK) Limited, Virginia Water/UK	100,0
Hannover Life Reassurance Company of America, Orlando/USA	100,0
Hannover Life Reassurance (Ireland) Ltd., Dublin/Irland	100,0
Hannover Life Reassurance (UK) Ltd., Virginia Water/UK	100,0
Hannover Re (Bermuda) Ltd., USA	100,0
Hannover Reinsurance (Ireland) Ltd., Dublin/Irland	100,0
Hannover Re Sweden Insurance Company Ltd., Stockholm/Schweden	100,0
Hannover Services (UK) Ltd., Virginia Water/UK	100,0
Insurance Corporation of Hannover, Chicago/USA	100,0
International Insurance Company of Hannover Ltd., Virginia Water/UK	100,0
WRH Offshore High Yield Partners L.P., Wilmington/USA	100,0
Hannover Reinsurance Group Africa (Pty) Ltd., Johannesburg/Südafrika	96,9
Die Hannover Reinsurance Group Africa erstellt einen eigenen Teilkonzernabschluss, in den als wesentliche Gesellschaften folgende Unternehmen einbezogen sind und an denen sie folgende Anteile hält:	
Hannover Life Reassurance Africa Ltd., Johannesburg/Südafrika	100,0
Hannover Reinsurance Africa Ltd., Johannesburg/Südafrika	100,0
Hannover Reinsurance Mauritius Ltd., Port Louis/Mauritius	100,0
Lireas Holdings (Pty) Ltd., Johannesburg/Südafrika	100,0
Hannover Re Real Estate Holdings, Inc., Orlando/USA	86,5
Hannover Finance, Inc., Wilmington/USA	90,0
Die Hannover Finance, Inc. erstellt einen eigenen Teilkonzernabschluss, in den als wesentliche Gesellschaften folgende Unternehmen einbezogen sind und an denen sie folgende Anteile hält:	
Clarendon America Insurance Company, Trenton/USA	100,0
Clarendon National Insurance Company, Trenton/USA	100,0
Clarendon Select Insurance Company, Tallahassee/USA	100,0
Harbor Specialty Insurance Company, Trenton/USA	100,0
Lion Insurance Company, Tallahassee/USA	100,0
Redland Insurance Company, Council Bluffs/USA	100,0
Penates A, Ltd., Tortola/British Virgin Islands	84,3
Hannover Life Re of Australasia Ltd, Sydney/Australien	75,5
Protection Reinsurance Intermediaries Ltd., London/UK	75,0
Hannover Re Advanced Solutions Limited., Dublin/Irland	50,0
E+S Reinsurance (Ireland) Ltd., Dublin/Irland	50,1
Assoziierte Unternehmen	
mit Sitz in Deutschland	
WeHaCo Unternehmensbeteiligungs-AG, Hannover/Deutschland	37,5
HANNOVER Finanz GmbH Beteiligungen und Kapitalanlagen, Hannover/Deutschland	25,0
mit Sitz im Ausland	
ITAS Assicurazioni SpA, Trient/Italien	43,7
ITAS Vita SpA, Trient/Italien	43,7
WPG Corporate Development Associates IV (Overseas), L.L.C., Grand Cayman/Cayman Islands	26,5

Ein vollständige Aufstellung des Anteilsbesitzes ist gesondert erstellt worden und wird beim Handelsregister hinterlegt (Hannover HRB 6778).

Kapitalkonsolidierung

Ende Juni 2001 hat der Financial Accounting Standards Board (FASB) mit der Verabschiedung zweier neuer Standards (SFAS 141 „Business Combinations" und SFAS 142 „Goodwill and Other Intangible Assets") die Goodwill-Bilanzierung grundlegend geändert. Folgende, den Goodwill betreffende Neuerungen lassen sich hervorheben:

- Goodwill kann nur noch durch Unternehmenszusammenschlüsse enststehen
- Klassifizierung des Goodwill als nicht abnutzbarer Vermögensgegenstand sowie die Aussetzung der planmäßigen Abschreibungen von bisherigem Goodwill
- Festlegung von neuen Zuordnungskriterien für Goodwill auf Grund der verpflichtenden Zuordnung auf Berichtseinheiten (Reporting Units - Impairment Test Level)
- Festlegung eines speziellen zweistufigen Niederstwerttests (Impairment Method) für den Goodwill

Die dargestellten Neuerungen werden von Hannover Rück erstmalig auf das nach dem 31. Dezember 2001 beginnende Geschäftsjahr angewandt.

Die Kapitalkonsolidierung erfolgt nach dem „Purchase Accounting" (vergleichbar der deutschen Neubewertungsmethode). Die Anschaffungskosten der Muttergesellschaft werden hierbei mit dem anteiligen Eigenkapital der Tochtergesellschaft verrechnet, das sich zum Zeitpunkt der erstmaligen Einbeziehung in den Konzernabschluss nach der Neubewertung sämtlicher Vermögensgegenstände und Schulden ergibt. Der Unterschiedsbetrag zwischen dem neu bewerteten Eigenkapital der Tochtergesellschaft und dem Kaufpreis wird als Geschäfts- und Firmenwert („Goodwill") aktiviert und über die erwartete Nutzungsdauer linear abgeschrieben. Die antizipierte Nutzungsdauer liegt zwischen 15 und 40 Jahren. Geringwertige und negative Goodwills wurden im Jahr der Entstehung ertragswirksam verrechnet. Soweit Anteile am Eigenkapital Konzernfremden zustehen, werden diese Anteile separat ausgewiesen. Der Anteil Konzernfremder am Ergebnis wird in der Gewinn- und Verlustrechnung vom Jahresergebnis abgesetzt und beträgt für das Geschäftsjahr 24.553 TEUR (68.421 TEUR).

Schuldenkonsolidierung

Die Forderungen und Verbindlichkeiten zwischen den in den Konzernabschluss einbezogenen Unternehmen wurden gegeneinander aufgerechnet.

Aufwands- und Ertragskonsolidierung

Die Auswirkungen konzerninterner Geschäftsvorfälle wurden eliminiert.

4. Akquisitionen/Neugründungen

Zu Beginn des Berichtsjahres erwarb die Insurance Corporation of Hannover (ICH), Los Angeles, wesentliche Teile des Programmgeschäfts der Acceptance Insurance Companies, Inc. Die Neuakquisition erhöhte die Prämieneinnahmen der ICH um 78 Mio. EUR.

Hannover Finance (Luxembourg) S.A.

Um die Kapitalausstattung des Hannover Rück-Konzerns nachhaltig zu sichern, hat die Hannover Rück nachrangiges Fremdkapital begeben. Zu diesem Zweck hat die Hannover Rück am 8. Februar 2001 die Hannover Finance (Luxembourg) S.A. als 100%ige Tochter mit einem gezeichneten Kapital in Höhe von 200 TEUR gegründet. Die Gesellschaft ist als Finanzierungsgesellschaft tätig.

Hannover Reinsurance (Bermuda) Ltd.

Mit Wirkung zum 30. März 2001 wurde die Hannover Reinsurance (Bermuda) Ltd. neu gegründet. Sie ist mit einem Eigenkapital von 250,0 Mio. EUR ausgestattet. Die Gesellschaft hat ihre Tätigkeit zum 1. April 2001 aufgenommen. Als 100%ige Beteiligung der Hannover Rück ist die Gesellschaft im Rückversicherungsgeschäft, hier speziell in der Zeichnung von Naturkatastrophen-Schutzdeckungen, tätig.

5. Erläuterungen zu den einzelnen Posten der Bilanz und Gewinn- und Verlustrechnung

5.1 Kapitalanlagen einschließlich der Erträge und Aufwendungen

Die Bewertung der Kapitalanlagen erfolgte gemäß SFAS 115 (Accounting for Certain Investments in Debt and Equity Securities). Die Zuordnung und Bewertung der Kapitalanlagen orientiert sich an der Anlageintention.

Festverzinsliche Wertpapiere, die bis zur Endfälligkeit der Anlagen im Bestand des Konzerns verbleiben (Held-To-Maturity), werden zu Anschaffungskosten zuzüglich bzw. abzüglich erfolgswirksamer Amortisationen bewertet (Amortised Costs). Die Amortisationen ergeben sich aus der Differenz zwischen den Nennwerten und den Anschaffungskosten und werden auf die jeweiligen Restlaufzeiten der festverzinslichen Wertpapiere verteilt.

Festverzinsliche Wertpapiere, die jederzeit veräußerbar sind, bei denen jedoch keine unmittelbare Verkaufsabsicht besteht (Available-For-Sale), werden zum Marktwert bewertet. Die Zuschreibung der Differenz zwischen Marktwert und den fortführten Anschaffungskosten (Amortised Costs) erfolgt ergebnisneutral.

Festverzinsliche Wertpapiere des Handelsbestands (Trading) werden zum Marktwert bewertet. Die Differenz zwischen dem Marktwert und den fortgeführten Anschaffungskosten (Amortised Costs) wird ergebniswirksam berücksichtigt.

Wertpapiere, deren Marktwerte dauerhaft unter die fortgeführten Anschaffungskosten sinken, werden ergebniswirksam auf den Zeitwert abgeschrieben.

Die sonstigen Kapitalanlagen enthalten im Wesentlichen Anteile an „Private Equity"-Limited Partnerships.

Fortgeführte Anschaffungskosten sowie unrealisierte Gewinne und Verluste aus dem Dauerbestand der Kapitalanlagen (Held-To-Maturity):

2001 in TEUR	Fortgeführte Anschaffungskosten	Unrealisierte Gewinne	Unrealisierte Verluste	Marktwerte
Dauerbestand				
Festverzinsliche Wertpapiere				
Schuldtitel der US-Regierung	32 893	1 573	–	34 466
Schuldtitel anderer ausländischer Staaten	2 289	73	–	2 362
Schuldtitel von Unternehmen	174 238	8 250	299	182 189
Hypothekarisch/dinglich gesicherte Schuldverschreibungen	56 031	3 862	–	59 893
Andere Wertpapiere	18 619	36	189	18 466
Gesamt	284 070	13 794	488	297 376

2000 in TEUR	Fortgeführte Anschaffungskosten	Unrealisierte Gewinne	Unrealisierte Verluste	Marktwerte
Dauerbestand				
Festverzinsliche Wertpapiere				
Schuldtitel der US-Regierung	33 730	806	–	34 536
Schuldtitel anderer ausländischer Staaten	2 188	22	–	2 210
Schuldtitel von Unternehmen	168 386	6 551	437	174 500
Hypothekarisch/dinglich gesicherte Schuldverschreibungen	55 986	3 369	–	59 355
Andere Wertpapiere	6 741	22	–	6 763
Gesamt	267 031	10 770	437	277 364

Laufzeiten der festverzinslichen Wertpapiere des Dauerbestands, des dispositiven Bestands und des Handelsbestands zu den Bilanzstichtagen 31. Dezember 2001 und 2000:

in TEUR	2001		2000	
	Fortgeführte Anschaffungskosten	Marktwert	Fortgeführte Anschaffungskosten	Marktwert
Dauerbestand				
innerhalb eines Jahres	7 950	7 978	13 623	13 640
zwischen einem und fünf Jahren	197 670	206 654	162 949	167 962
zwischen fünf und zehn Jahren	75 095	64 465	84 007	89 010
nach mehr als zehn Jahren	3 355	18 279	6 452	6 752
Gesamt	284 070	297 376	267 031	277 364
Dispositiver Bestand				
innerhalb eines Jahres	800 467	799 807	920 887	907 266
zwischen einem und fünf Jahren	4 571 102	4 631 074	2 720 974	2 779 964
zwischen fünf und zehn Jahren	1 815 000	1 859 462	1 350 009	1 371 195
nach mehr als zehn Jahren	1 163 738	1 132 535	1 450 673	1 460 155
Gesamt	8 350 307	8 422 878	6 442 543	6 518 580
Handelsbestand				
zwischen einem und fünf Jahren	7 832	7 878	–	–
zwischen fünf und zehn Jahren	38 789	39 016	45 251	40 869
Gesamt	46 620	46 895	45 251	40 869

Die tatsächlichen Restlaufzeiten können im Einzelfall von den vereinbarten Restlaufzeiten abweichen, wenn Schuldnern das Recht zusteht, ihre Verbindlichkeiten mit oder ohne Ablöseentschädigungen zu kündigen oder vorzeitig zu tilgen.

Fortgeführte Anschaffungskosten, unrealisierte Gewinne und Verluste aus dem dispositiven und Handelsbestand der Kapitalanlagen (Available-For-Sale und Trading):

2001 in TEUR	Fortgeführte Anschaffungskosten	Unrealisierte Gewinne	Unrealisierte Verluste	Marktwerte
Dispositiver Bestand				
Festverzinsliche Wertpapiere				
Schuldtitel von EU-Mitgliedstaaten	1 696 999	20 010	8 453	1 708 556
Schuldtitel der US-Regierung	1 381 566	39 156	2 435	1 418 287
Schuldtitel anderer ausländischer Staaten	383 918	8 075	14 393	377 600
Schuldtitel von Unternehmen	3 284 762	98 143	64 378	3 318 527
Hypothekarisch/dinglich gesicherte Schuldverschreibungen	788 316	15 138	16 692	786 762
aus Investmentfonds	562 144	–	5 545	556 599
Andere Wertpapiere	252 602	4 930	985	256 547
	8 350 307	185 452	112 881	8 422 878
Dividendentitel				
Aktien	309 407	33 027	21 089	321 345
aus Investmentfonds	746 787	884	47 993	699 678
Andere Dividendentitel	728	–	300	428
	1 056 922	33 911	69 382	1 021 451
Kurzfristige Anlagen	622 569	–	–	622 569
Gesamt	10 029 798	219 363	182 263	10 066 898
Handelsbestand				
Festverzinsliche Wertpapiere				
Schuldtitel von Unternehmen	46 620	275	–	46 895
Dividendentitel				
Derivate	–	9 287	408	8 879
Gesamt	46 620	9 562	408	55 774

2000 in TEUR	Fortgeführte Anschaffungskosten	Unrealisierte Gewinne	Unrealisierte Verluste	Marktwerte
Dispositiver Bestand				
Festverzinsliche Wertpapiere				
Schuldtitel von EU-Mitgliedstaaten	756 390	18 464	403	774 451
Schuldtitel der US-Regierung	1 016 210	27 891	1 467	1 042 634
Schuldtitel anderer ausländischer Staaten	327 667	4 380	2 287	329 760
Schuldtitel von Unternehmen	2 643 204	47 773	34 101	2 656 876
Hypothekarisch/dinglich gesicherte Schuldverschreibungen	707 007	9 979	7 831	709 155
aus Investmentfonds	911 061	11 803	–	922 864
Andere Wertpapiere	81 004	2 756	920	82 840
	6 442 543	123 046	47 009	6 518 580
Dividendentitel				
Aktien	477 143	71 117	22 402	525 858
aus Investmentfonds	1 097 088	463	37 476	1 060 075
Andere Dividendentitel	4 255	3 781	–	8 036
	1 578 486	75 361	59 878	1 593 969
Kurzfristige Anlagen	475 850	–	1	475 849
Gesamt	8 496 879	198 407	106 888	8 588 398
Handelsbestand				
Festverzinsliche Wertpapiere				
Schuldtitel von Unternehmen	45 251	–	4 382	40 869
Gesamt	45 251	–	4 382	40 869

Ergebnis der Kapitalanlagen:

in TEUR	2001	2000
Erträge aus Grundstücken	23 627	22 204
Dividenden	35 644	82 408
Laufende Kapitalanlageerträge	463 961	433 745
Sonstige Kapitalanlageerträge	418 756	260 590
Ordentliche Kapitalanlageerträge	941 988	798 947
Realisierte Gewinne aus dem Verkauf von Kapitalanlagen	190 006	251 168
Realisierte Verluste aus dem Verkauf von Kapitalanlagen	134 053	70 524
Unrealisierte Gewinne und Verluste	21 332	-4 402
Sonstige Kapitalanlageaufwendungen	73 567	106 509
Kapitalanlageergebnis	945 706	868 680

Der Rückgang der Dividenden ist im Wesentlichen auf im Vergleich zum Vorjahr geringere Erträge aus den „at-equity" einbezogenen Unternehmen zurückzuführen.

Die Erhöhung der sonstigen Kapitalanlageerträge resultiert im Wesentlichen aus gestiegenen Depotzinsen.

Ratingstruktur der festverzinslichen Wertpapiere

2001 in TEUR	AAA	AA	A	BBB	BB	B	C	Sonstige	Gesamt
Festverzinsliche Wertpapiere – Dauerbestand	169 031	84 033	19 596	8 538	606	2 266	–	–	284 070
Festverzinsliche Wertpapiere – dispositiver Bestand	5 085 611	1 618 287	1 058 751	385 980	23 886	98 049	1 800	150 514	8 422 878
Festverzinsliche Wertpapiere – Handelsbestand	–	–	–	2 438	14 373	29 827	257	–	46 895
Gesamte festverzinsliche Wertpapiere	5 254 642	1 702 320	1 078 347	396 956	38 865	130 142	2 057	150 514	8 753 843

2000 in TEUR	AAA	AA	A	BBB	BB	B	C	Sonstige	Gesamt
Festverzinsliche Wertpapiere – Dauerbestand	185 612	64 272	10 853	5 438	856	–	–	–	267 031
Festverzinsliche Wertpapiere – dispositiver Bestand	3 369 539	877 367	713 019	154 992	44 377	52 948	136	1 306 202	6 518 580
Festverzinsliche Wertpapiere – Handelsbestand	–	–	–	–	–	–	–	40 869	40 869
Gesamte festverzinsliche Wertpapiere	3 555 151	941 639	723 872	160 430	45 233	52 948	136	1 347 071	6 826 480

Die Kapitalanlagen werden in den folgenden Währungen gehalten:

2001 in TEUR	AUD	CAD	EUR	GBP	JPY	USD	ZAR	Andere	Gesamt
Festverzinsliche Wertpapiere – Dauerbestand	–	–	235 193	–	–	48 877	–	–	284 070
Festverzinsliche Wertpapiere – dispositiver Bestand	403 571	334 705	2 707 193	939 217	63 424	3 812 330	19 984	142 454	8 422 878
Festverzinsliche Wertpapiere – Handelsbestand	–	–	–	–	–	46 895	–	–	46 895
Aktien, Aktienfonds und andere nicht festverzinsliche Wertpapiere – dispositiver Bestand	32 610	2 701	415 272	48 201	–	476 820	45 517	330	1 021 451
Aktien, Aktienfonds und andere nicht festverzinsliche Wertpapiere – Handelsbestand	–	–	5 124	3 755	–	–	–	–	8 879
Andere Kapitalanlagen	77	–	288 812	6 805	1 225	581 939	7 694	3 233	889 785
Kurzfristige Anlagen, flüssige Mittel	71 593	27 835	322 961	66 185	18 426	809 802	32 026	104 400	1 453 228
Gesamte Kapitalanlagen	507 851	365 241	3 974 555	1 064 163	83 075	5 776 663	105 221	250 417	12 127 186

2000 in TEUR	AUD	CAD	EUR	GBP	JPY	USD	ZAR	Andere	Gesamt
Festverzinsliche Wertpapiere – Dauerbestand	–	–	215 163	–	–	51 868	–	–	267 031
Festverzinsliche Wertpapiere – dispositiver Bestand	352 835	163 005	2 491 153	610 788	68 172	2 724 523	7 732	100 372	6 518 580
Festverzinsliche Wertpapiere – Handelsbestand	–	–	–	–	–	40 869	–	–	40 869
Aktien, Aktienfonds und andere nicht festverzinsliche Wertpapiere – dispositiver Bestand	38 526	2 743	782 562	48 700	2 020	607 607	71 251	40 560	1 593 969
Andere Kapitalanlagen	87	–	384 836	8 516	5 110	410 347	9 536	3 523	821 955
Kurzfristige Anlagen, flüssige Mittel	136 781	12 272	158 834	80 564	19 470	457 426	38 072	54 692	958 111
Gesamte Kapitalanlagen	528 229	178 020	4 032 548	748 568	94 772	4 292 640	126 591	199 147	10 200 515

Grundbesitz

Der Grundbesitz gliedert sich in einen eigengenutzten und einen fremdgenutzten Anteil. Lediglich der zur Einnahmenerzielung im Bestand befindliche Grundbesitz wird unter den Kapitalanlagen ausgewiesen. Die Bewertung erfolgt mit den Anschaffungskosten vermindert um die planmäßigen Abschreibungen.

Die Erträge und Aufwendungen aus Mietverträgen sind im Kapitalanlageergebnis enthalten.

Darstellung des Grundbesitzes:

in TEUR	2001	2000
Grundstücke, grundstücksgleiche Rechte und Bauten einschließlich der Bauten auf fremden Grundstücken	311 207	228 540
Selbstgenutzte Objekte (sonstige Vermögensgegenstände)	44 299	46 964

Kurzfristige Geldanlagen

Hier sind Anlagen mit einer Restlaufzeit bis zu einem Jahr ausgewiesen.

Verbriefung von Rückversicherungsrisiken

Im Kapitalanlagebestand befinden sich Wertpapiere, deren Ertrag vom Eintritt definierter Naturkatastrophenereignisse abhängt. Diese Wertpapiere werden nach der retrospektiven Zinsmethode bewertet.

5.2 Versicherungstechnische Aktiva und Passiva

Versicherungstechnische Aktiva

Die Anteile der Retrozessionäre an den versicherungstechnischen Rückstellungen basieren auf den vertraglichen Vereinbarungen der zu Grunde liegenden Rückversicherungsverträge.

Abweichend von den deutschen Rechnungslegungsvorschriften verlangt SFAS 60 „Accounting and Reporting by Insurance Enterprises" die Aktivierung von Abschlusskosten als Vermögensgegenstände sowie deren Auflösung über die Gewinn- und Verlustrechnung proportional zu den verdienten Prämien.

Für die Schaden-Rückversicherung werden Abschlusskosten, die direkt mit dem Abschluss oder der Erneuerung von Verträgen im Zusammenhang stehen, für den unverdienten Teil der Prämien abgegrenzt. Für die Personen-Rückversicherung werden die aktivierten Abschlusskosten bei Lebens- und Rentenversicherungen mit laufender Prämienzahlung unter Berücksichtigung der Laufzeit der Verträge, der erwarteten Rückkäufe, der Stornoerwartungen und der erwarteten Zinserträge ermittelt. Für Rentenversicherungen gegen Einmalbeitrag beziehen sich diese Werte auf die erwartete Policenlaufzeit oder Rentenzahlungszeit.

Insgesamt haben sich die abgegrenzten Abschlusskosten im Geschäftsjahr wie folgt entwickelt:

in TEUR	2001	2000
Anfangsbestand	714 427	480 567
Währungskursdifferenzen	4 167	650
	718 594	481 217
Veränderungen	477 659	233 605
Währungskursdifferenzen zwischen Durchschnittskurs- und Endkursbewertung	206	-395
Endbestand	1 196 459	714 427

Versicherungstechnische Rückstellungen

Die Rückstellungen für noch nicht abgewickelte Versicherungsfälle bemessen sich grundsätzlich nach den Aufgaben der Zedenten. Zusätzlich werden Rückstellungen für nicht gemeldete, bereits eingetretene Schäden (IBNR-Reserven) gebildet. Die Summe der Rückstellungen entspricht dem „Grundsatz der bestmöglichen Schätzung" (Best Estimate) nach US GAAP. Dieser Schätzung liegen Erfahrungen der Vergangenheit und Einschätzungen der zukünftigen Entwicklung zu Grunde. In einem Teilsegment der Finanz-Rückversicherung sind versicherungstechnische Rückstellungen mit Zinssätzen zwischen 5,0 % und 8,6 % abgezinst worden. Die Zinssätze bemessen sich nach den vertraglichen Vereinbarungen. Es handelt sich um Verträge, bei denen zwischen Abschluss und Ablaufzeitpunkt mindestens vier Jahre liegen. Das Abzinsungsvolumen beläuft sich auf 1.370,4 Mio. EUR (675,9 Mio. EUR). Die diskontierten Rückstellungen belaufen sich Ende 2001 auf 4.758,3 Mio. EUR (1.760,3 Mio. EUR).

Der Trend zu höheren asbestbedingten und geringeren Umweltexponierungen – insbesondere in den USA – hat sich fortgesetzt. Auf Basis dieser Projektionen haben wir Ende 2001 folgende Zusatzreserven gestellt:

in TEUR	2001		2000	
	brutto	netto	brutto	netto
Asbestbedingte Schäden	82 803	78 154	55 239	52 982
Umweltschäden	47 008	33 620	75 873	50 296

Die durchgeführten Projektionen und Berechnungen berücksichtigen alle erkennbaren Risiken und werden laufend neueren Erkenntnissen angepasst. Wir sind der Auffassung, dass diese Risiken umfassend abgedeckt sind und somit zukünftige Geschäftsjahre nicht zusätzlich belastet werden.

Die Entwicklung der Rückstellung für noch nicht abgewickelte Versicherungsfälle ist in der folgenden Tabelle dargestellt. Beginnend mit der Bruttorückstellung wird nach Abzug der Anteile der Rückversicherer die Veränderung der Rückstellung im Berichtsjahr und im Vorjahr gezeigt.

in TEUR	2001	2000
Rückstellung zum 31.12. Vj. (brutto)	12 782 710	10 776 704
Rückstellung zum 31.12. Vj. (retro)	3 532 690	2 896 441
Rückstellung zum 31.12. Vj. (f.e.R.)	9 250 020	7 880 263
Effekte aus der Währungsumbewertung zum 01.01. Gj.	264 825	303 350
Nettorückstellung zum 01.01. Gj.	9 514 845	8 183 613
Aufwendungen für Versicherungsfälle (f.e.R.)		
Geschäftsjahr	4 813 028	3 518 106
Vorjahre	982 421	949 757
	5 795 449	4 467 863
davon ab:		
Schadenzahlungen (f.e.R.)		
Geschäftsjahr	617 209	534 475
Vorjahre	2 564 727	2 741 273
	3 181 936	3 275 748
Effekte aus der Währungsumbewertung auf die Währungskurse zum 31.12.Gj. (f.e.R.)	-27 442	-125 708
Rückstellung am 31.12. Gj. (f.e.R.)	12 100 916	9 250 020
Rückstellung am 31.12. Gj. (retro)	6 758 763	3 532 690
Rückstellung am 31.12. Gj. (brutto)	18 859 679	12 782 710

Deckungsrückstellungen werden nach den in den SFAS 60 festgelegten Grundsätzen gebildet. Die Reserven basieren auf dem Erkenntnisstand der Konzerngesellschaften für Sterblichkeiten, Zins und Storno.

Prämienüberträge ergeben sich aus der Abgrenzung der abgegebenen Rückversicherungsbeiträge. Sie orientieren sich an dem Zeitraum der Risikotragung und wurden nach den Aufgaben der Zedenten gestellt. In den Fällen, in denen keine Angaben vorlagen, wurden die Prämienüberträge nach geeigneten Methoden geschätzt. Prämien, die für Zeiträume nach dem Bilanzstichtag entrichtet sind, wurden erfolgswirksam abgegrenzt.

5.3 Verträge ohne versicherungstechnisches Risiko

Versicherungsverträge, die die Anforderungen des SFAS 113 (Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts) nicht erfüllen, haben wir identifiziert. Es handelt sich hierbei um Rückversicherungsverträge, bei denen der Risikotransfer zwischen dem Zedenten und dem Rückversicherer nur von untergeordneter Bedeutung ist. Der Teil dieser Verträge, der dem Segment Personen-Rückversicherung zuzuordnen ist, wurde lediglich mit der vom Zedenten zu zahlenden Gebühr in den Abschluss übernommen. Verträge, die den sonstigen Segmenten zuzurechnen waren, wurden vollständig aus der versicherungstechnischen Rechnung eliminiert. Die Erfolgskomponenten wurden im sonstigen Ergebnis saldiert ausgewiesen. Der Ausweis versicherungstechnischer Bestandsgrößen erfolgt als Depotforderungen und Verbindlichkeiten aus Finanzierungsgeschäften.

5.4 Geschäfts- und Firmenwert; Barwert künftiger Erträge erworbener Lebensrückversicherungsbestände

Entwicklung des Geschäfts- und Firmenwerts:

in TEUR	2001	2000
Anfangsbestand	266 066	265 555
Währungskursdifferenzen	10 569	14 124
	276 635	279 679
Zugänge	–	21 899
Abgänge	–	23 833
Abschreibungen	13 377	11 679
Endbestand	263 258	266 066

Die Abschreibungen im Geschäftsjahr entfallen im Wesentlichen auf die E+S Rückversicherungs-AG und die Clarendon Insurance Group.

Entwicklung des Barwerts künftiger Erträge erworbener Lebensrückversicherungsbestände (Present Value of Future Profits/PVFP):

in TEUR	2001	2000
Anfangsbestand	19 409	23 253
Währungskursdifferenzen	–	-102
	19 409	23 151
Zugänge	–	1 207
Abschreibungen	2 394	4 949
Endbestand	17 015	19 409

Die Abschreibungsdauer beträgt zwischen 5,5 und 15 Jahren.

5.5 Steuer und latente Steuer

Aktive und passive latente Steuern werden nach SFAS 109 für zu erwartende Steuerminderungen und für zu erwartende Steuermehrbelastungen nachfolgender Geschäftsjahre angesetzt, sofern sie aus unterschiedlichen Wertansätzen einzelner Bilanzposten resultieren. Grundsätzlich können sich diese Bewertungsunterschiede zwischen der nationalen Steuerbilanz und der nationalen Handelsbilanz, der konzerneinheitlich bewerteten Bilanz und der nationalen Handelsbilanz sowie aus steuerlichen Verlustvorträgen und so genannten Tax Credits ergeben. Latente Steuern basieren auf den aktuellen Steuersätzen. Falls sich die der Berechnung der latenten Steuern zu Grunde liegenden Steuersätze ändern, wird dies in dem Jahr berücksichtigt, in dem die Steuersatzänderung mit hinreichender Sicherheit gesetzlich festgelegt ist. Buchungen latenter Steuern auf Konzernebene erfolgen grundsätzlich unter Ansatz des Konzernsteuersatzes von 40 %.

Latente Steuerforderungen und -verbindlichkeiten aller Konzerngesellschaften:

in TEUR	2001	2000
Aktive latente Steuer		
Steuerliche Verlustvorträge	99 581	56 347
Bewertungsunterschiede der Schaden-Rückversicherung	84 195	83 935
Sonstige versicherungstechnische Umbewertungen	5 137	14 577
Bewertungsunterschiede aus Kapitalanlagen	35 691	1 595
Sonstige Bewertungsunterschiede	19 507	13 977
Gesamt	244 111	170 431
Passive latente Steuer		
Bewertungsunterschiede der Schaden-Rückversicherung	–	34 854
Veränderung der Schwankungsrückstellung	394 893	433 739
Bewertungsunterschiede des Personen-Rückversicherungsportefeuilles	214 821	189 091
Bewertungsunterschiede aus Kapitalanlagen und Sonstige	152 055	233 185
Sonstige Umbewertungen	70 897	20 664
Gesamt	832 666	911 533
Latente Steuerverbindlichkeiten	588 555	741 102

Überleitung vom erwarteten zum ausgewiesenen Steueraufwand:

in TEUR	2001	2000
Ergebnis vor Einkommen- und Ertragsteuern	44 985	304 276*
Erwarteter Steuersatz	38 %	53 %
Erwarteter Steueraufwand	17 094	161 266
Herstellung der Ausschüttungsbelastung	–	-13 021
Senkung der latenten Steuern	-1 605	-218 780
Besteuerungsunterschiede bei den Auslandstöchtern	35 790	-46 765
Andere	-33 774	-11 725
Ausgewiesener Steueraufwand	17 505	-129 025

*Im Vorjahr zusätzlich vor sonstigen Steuern

5.6 Mitarbeiter und Personalaufwendungen

Mitarbeiter

Die in den Abschluss des Hannover Rück-Konzerns einbezogenen Unternehmen beschäftigten im Durchschnitt 1.676 (Vj. 1.525) Mitarbeiter. Von diesen Mitarbeitern waren im Berichtsjahr 707 Personen im Inland tätig. Die Mehrzahl der Mitarbeiter war für die konsolidierten Konzerngesellschaften im Ausland tätig.

Angaben zum Personal	Durchschnitt 2000	31.3.2001	30.6.2001	30.9.2001	31.12.2001	Durchschnitt 2001
Anzahl der Mitarbeiter (ohne Vorstandsmitglieder)	1 525	1 584	1 641	1 700	1 780	1 676

Nationalitäten der Mitarbeiter	Deutschland	USA	Sonstige	Südafrika	UK	Irland	Gesamt
Anzahl der Mitarbeiter	655	577	306	150	75	17	1 780

Personalaufwendungen

Die Aufwendungen für den Versicherungsbetrieb, die Schadenaufwendungen (Schadenregulierung) und die Aufwendungen für die Verwaltung der Kapitalanlagen beinhalten die folgenden Personalaufwendungen:

in TEUR	2001	2000
a) Löhne und Gehälter		
aa) Aufwendungen für den Versicherungsbetrieb	83 208	76 262
ab) Aufwendungen für die Verwaltung der Kapitalanlagen	6 334	4 433
	89 542	80 695
b) Soziale Abgaben und Aufwendungen für Unterstützung		
ba) Soziale Abgaben	10 120	8 162
bb) Aufwendungen für Altersversorgung	6 418	5 475
bc) Aufwendungen für Unterstützung	2 589	1 338
	19 127	14 975
Gesamt	108 669	95 670

5.7 Pensionsrückstellungen und ähnliche Verpflichtungen

Pensionszusagen entsprechen der Versorgungsordnung. Die Versorgungsordnung 1968 sieht eine Alters- und Invalidenrente sowie eine Witwen- und Waisenversorgung vor. Der Rentenanspruch ist dienstzeitabhängig; Ansprüche aus der gesetzlichen Rentenversicherung werden angerechnet. Das Versorgungswerk wurde zum 31. Januar 1981 für Neueintritte geschlossen.

Zum 1. April 1993 (für leitende Angestellte am 1. Juni 1993) ist die Versorgungsordnung 1993 in Kraft getreten. Nach dieser Versorgungsordnung werden Altersrente, Invalidenrente und Hinterbliebenengeld gewährt. Diese Regelung basiert auf der jährlichen Ermittlung von Versorgungsteilbeträgen, die mit 1 % bis zur Bemessungsgrenze in der gesetzlichen Rentenversicherung und mit 2,5 % oberhalb der Bemessungsgrenze des rentenfähigen Arbeitsverdienstes – in Abhängigkeit vom Gewinn des Unternehmens – mit 0,7 % bis 1 % bzw. 1,75 % bis 2,5 % ermittelt werden. Das Versorgungswerk endete zum 31. März 1999.

Seit 1997 besteht die Möglichkeit, Pensionszusagen durch Gehaltsverzicht zu erlangen. Die in den Rückstellungen für Pensionsanwartschaften enthaltenen arbeitnehmerfinanzierten Zusagen werden durch einen Versicherungsvertrag mit der HDI Lebensversicherung AG, Hamburg, rückgedeckt.

Zum 1. Juli 2000 ist für den gesamten Konzern die Versorgungsordnung 2000 in Kraft getreten, nach der neuen Mitarbeitern, die zum Kreis der Begünstigten zählen, eine indirekte Zusage der HDI Unterstützungskasse gewährt wird. Dieses Versorgungswerk sieht Leistungen der Alters- und Invalidenrente sowie Hinterbliebenengeld vor.

Neben diesen Versorgungsordnungen bestehen insbesondere für leitende Angestellte und Vorstandsmitglieder Einzelzusagen sowie Zusagen nach der Leistungsordnung des Bochumer Verbandes.

Darüber hinaus bestehen bei einigen Konzerngesellschaften pensionsähnliche Zusagen in Abhängigkeit von der Betriebszugehörigkeit. Der Geschäftsjahresaufwand für diese Zusagen beträgt 585,3 TEUR.

Pensionsrückstellungen werden gemäß SFAS 87 (Employers' Accounting for Pensions) nach der „Projected Unit Credit Method" gebildet. Grundlage der Bewertung ist die geschätzte zukünftige Gehaltsentwicklung der Pensionsberechtigten. Die Diskontierung der Leistungsansprüche erfolgt unter Ansatz des Kapitalmarktzinses für Wertpapiere bester Bonität.

Die Pensionsrückstellungen errechnen sich nach versicherungsmathematischen Grundsätzen und beruhen auf den vom Hannover Rück-Konzern gewährten Zusagen für Alters-, Invaliden- und Witwenrenten. Die Zusagen orientieren sich an der Unternehmenszugehörigkeit und der Höhe des Gehalts. Der Berechnung der Pensionsrückstellungen liegen folgende Annahmen zugrunde:

- Abzinsungsfaktor 6,0 % bis 7,5 %
- Erwarteter Gehalts- und Karrieretrend 3,5 % bis 5,5 %
- Erwartete langfristige Verzinsung des Fondsvermögens (US-amerikanische Pläne) 8,0 %
- Rentendynamik 4,5 % (alle drei Jahre)

Bei den Zusagen an inländische Mitarbeiter handelt es sich um durch die Konzernunternehmen finanzierte Zusagen. Pensionsfonds bestehen nicht. Die passivierten Beträge werden unter den anderen Verbindlichkeiten ausgewiesen.

Pensionsrückstellungen gemäß SFAS 132

in TEUR	2001	2000
Veränderung des Anwartschaftsbarwerts		
Anwartschaftsbarwert zu Beginn des Berichtsjahrs	45 361	37 317
Währungskurseffekte	245	–
Dienstzeitaufwand: im Geschäftsjahr verdiente Ansprüche	3 162	2 992
Zinsaufwand	2 731	2 484
Versicherungsmathematische Gewinne (+)/Verluste (-)	1 633	-91
Gehaltsumwandlungen Arbeitnehmer	379	525
Gezahlte Pensionen	-1 143	-961
Unternehmenszu- und abgänge sowie sonstige Bewegungen	-813	2 913
Anwartschaftsbarwert am Ende des Berichtsjahrs	48 289	45 361
Zeitwert des Planvermögens		
Anfangsbestand	3 425	–
Währungskurseffekte	187	–
Unternehmenszu- und abgänge sowie sonstige Bewegungen	206	3 352
Ertrag auf Planvermögen	-246	-343
Arbeitgeberanteil	307	420
Gezahlte Rentenleistung	-104	-4
Endbestand	3 775	3 425
Finanzierungsstatus		
Unberücksichtigte Verpflichtungen	1 017	1 474
Noch nicht getilgte versicherungsmathematische Gewinne (+)/Verluste (-)	403	-365
Nicht amortisierter Dienstzeitaufwand für Vorjahre	303	669
	917	2 508
Pensionsrückstellungen insgesamt	43 597	39 428
Netto-Pensionsaufwendungen		
Dienstzeitaufwand		
Geschäftsjahr	3 162	2 992
Amortisation für Vorjahre	24	22
Zinsaufwand	2 731	2 484
Erwarteter Ertrag auf Planvermögen	-543	-277
Berücksichtigte versicherungsmathematische Verluste	–	-20
Amortisation der Nettoverpflichtungen	457	457
Gesamt	5 831	5 658

5.8 Genussrechtskapital und Anleihen

Anleihen

Die Hannover Finance Inc. hat am 31. März 1999 eine variabel verzinsliche Anleihe über 400,0 Mio. USD mit einer Laufzeit von 30 Jahren begeben. Die Anleihe wird fällig am 31. März 2029. Sie kann frühestens am 31. März 2009 durch den Emittenten gekündigt werden.

Zur Absicherung des Zinsrisikos aus dieser Anleihe erwarb die Gesellschaft 1999 Zinsswaps in gleicher Höhe, die am 31. März 2009 auslaufen. Wirtschaftlich führt dies zu einer Festschreibung der Zinsbelastung bis zur ersten Kündigungsmöglichkeit der Anleihe.

Die Zinsbelastung unter Berücksichtigung des Swaps beläuft sich bis zum 31. März 2009 auf 6,69 % p.a.

Genussrechtskapital

Die Hannover Rück und die E+S Rück haben am 2. November 1993 Genussrechtskapital in Höhe von 76,7 Mio. EUR bzw. 40,9 Mio. EUR begeben. Die Verzinsung beträgt 7,55 % bzw. 7,75 %. Die Rückzahlung erfolgt am 2. November 2004 zu 100 %.

Sofern die Zinsen bei Bedienung des Genussrechtskapitals zukünftig in Deutschland bei der Ermittlung des steuerpflichtigen Einkommens nicht mehr abzugsfähig sein sollten, besteht das Recht einer vorzeitigen Rückzahlung. Zinszahlungen und Rückzahlung der Nominalbeträge sind abhängig von den Ergebnissen der Gesellschaften. Im Insolvenzfall werden die Genussrechte vor den Kapitaleignern und nach den Forderungen der Gläubiger bedient.

Die Passivierung des Genussrechtskapitals erfolgte mit dem Rückzahlungsbetrag.

Sonstige finanzielle Rahmenbedingungen

Zur Absicherung möglicher künftiger Großschäden hat die Hannover Rückversicherungs-AG sich im Jahr 2000 einen neuen Kreditrahmen in Höhe von 250 Mio. EUR in Form eines Syndicated Loans einräumen lassen. Die Fazilität hat eine Laufzeit von fünf Jahren und wird im November 2005 fällig. Die E+S Rück hat einen Kreditrahmen von 40 Mio. EUR, der auf halbjährlicher Basis verlängert wird und bei Bedarf in Anspruch genommen werden kann.

Um die Kapitalausstattung des Hannover Rück-Konzerns nachhaltig zu sichern, hat die Hannover Rück nachrangiges Fremdkapital begeben. Über die Hannover Finance (Luxembourg) S.A. als 100 %ige Tochter der Hannover Rück wurde eine nachrangige Schuldverschreibung am europäischen Kapitalmarkt platziert. Die Emission mit einer Laufzeit von 30 Jahren und einem vorzeitigen Kündigungsrecht der Emittentin nach 10 Jahren hat ein Volumen von 350 Mio. EUR und wird von der Hannover Rück abgesichert. Die Hannover Rück erhielt von der Hannover Finance ein Darlehen in Höhe von 100 Mio. EUR.

5.9 Eigenkapitalentwicklung und Fremdanteile

Das Eigenkapital wird entsprechend SFAS 130 (Reporting of Comprehensive Income) als eigenständiger Bestandteil des Jahresabschlusses dargestellt. Die Eigenkapitalveränderung beinhaltet neben dem sich aus der Gewinn- und Verlustrechnung ergebenden Jahresüberschuss auch die erfolgsneutral erfassten Wertveränderungen der Vermögens- und Schuldposten.

Fremdanteile basieren auf den Anteilen Konzernfremder am Eigenkapital der Tochtergesellschaften.

Befristet bis zum 31. August 2002 besteht ein genehmigtes Kapital in Höhe von 0,8 Mio. EUR zur Ausgabe von Belegschaftsaktien.

Weiterhin besteht ein genehmigtes Kapital in Höhe von 12,7 Mio. EUR bis zum 1. Juli 2004.

Entwicklung des Konzern-Eigenkapitals

2001 in TEUR	Anfangsbestand	Kapitalerhöhung / Zugänge	Veränderung der laufenden Periode abzgl. latenter Steuern	Veränderung der Gewinnrücklagen	Konzern-Eigenkapital	Minderheitenanteile	Konzern-Eigenkapital inkl. Minderheitenanteile
Gezeichnetes Kapital	75 493	7 306	–	–	82 799		
Kapitalrücklage	201 794	187 022	–	–	388 816		
Kumulierte nicht ergebniswirksame Eigenkapitalanteile	63 477	–	-106 398	–	-42 921		
Eigene Anteile	–	–	–	–	–		
Gewinnrücklagen							
Währungskurseinflüsse	1 232 615	–	–	–	1 232 615		
Jahresüberschuss	–	–	–	11 084	11 084		
Gezahlte Dividende	–	–	–	-69 990	-69 990		
Sonstige Veränderungen	–	–	–	69 625	69 625		
Gesamt	1 573 379	194 328	-106 398	10 719	1 672 028	307 811	1 979 839

2000 in TEUR	Anfangsbestand	Kapitalerhöhung/ Zugänge	Veränderung der laufenden Periode abzgl. latenter Steuern	Veränderung der Gewinnrücklagen	Konzern-Eigenkapital	Minderheitenanteile	Konzern-Eigenkapital inkl. Minderheitenanteile
Gezeichnetes Kapital	62 711	12 782	–	–	75 493	15 590	91 083
Kapitalrücklage	201 794	–	–	–	201 794	24 508	226 302
Kumulierte nicht ergebniswirksame Eigenkapitalanteile	70 825	–	-7 348	–	63 477	8 746	72 223
Eigene Anteile	-230	230	–	–	–	–	–
Gewinnrücklagen	900 630	–	–	–	900 630	152 415	1 053 045
Währungskurseinflüsse	–	–	–	15 746	15 746	5 771	21 517
Jahresüberschuss	–	–	–	364 880	364 880	68 405	433 285
Gezahlte Dividende	–	–	–	-80 426	-80 426	18 699	-61 727
Sonstige Veränderungen	–	–	–	31 785	31 785	–	31 785
Gesamt	1 235 730	13 012	-7 348	331 985	1 573 379	294 134	1 867 513

5.10 Nicht ergebniswirksame Eigenkapitalanteile

Die kumulierten nicht ergebniswirksamen Eigenkapitalveränderungen resultieren im Berichtsjahr in Höhe von -16,1 Mio. EUR aus der erstmaligen Anwendung von SFAS 133 (Accounting for Derivative Instruments and Hedging Activities). Hintergrund sind hier die Marktwertveränderungen von Zinsswaps, die zur Absicherung von variabel verzinslichen Anleihen in einen Cash Flow-Hedge einbezogen werden.

5.11 Eigene Anteile

Durch Beschluss der Hauptversammlung der Hannover Rückversicherungs-AG vom 20. Juli 2001 wurde die Gesellschaft ermächtigt, bis zum 31. Dezember 2002 eigene Aktien bis zu 10 % des zum Beschlusszeitpunkt vorhandenen Grundkapitals zu erwerben. Die Gesellschaft war zum 31. Dezember 2001 nicht im Besitz eigener Aktien.

5.12 Ergebnis je Aktie

Das unter der Gewinn- und Verlustrechnung genannte unverwässerte Ergebnis je Aktie („Basic Earnings per Share") sowie das zum 31. Dezember 2001 gleichlautende verwässerte Ergebnis je Aktie („Fully Diluted Earnings per Share") berechnen sich auf Basis des Jahresergebnisses wie folgt:

	2001			2000		
	Ergebnis (in TEUR)	Aktien (Anzahl)	Je Aktie (in EUR)	Ergebnis (in TEUR)	Aktien (Anzahl)	Je Aktie (in EUR)
Rechnerische Gesamtstückzahl voll eingezahlter Aktien		32 387 976			27 446 882	
Abzüglich eigene Anteile (gewichtet)		-1 903			-1 000	
Ergebnis je Aktie (unverwässert)	11 084	32 386 073	0,34	364 880	27 445 882	13,29
Verwässerungseffekt durch Einzahlung ausstehender Einlagen		–			2 018 585	
Ergebnis je Aktie (voll verwässert)	11 084	32 386 073	0,34	364 880	29 464 467	12,38

Außerordentliche Ergebnisbestandteile, die bei der Berechnung gesondert hätten berücksichtigt werden müssen, lagen weder im Geschäftsjahr noch in der vorangegangenen Berichtsperiode vor.

5.13 Sonstige Aktiva und Passiva

Sonstige Vermögensgegenstände

in TEUR	2001	2000
Fällige Wertpapiere	18 614	50 991
Eigengenutzte Grundstücke und Gebäude	44 299	46 964
Sonstige Forderungen	18 761	30 296
Barwert künftiger Erträge erworbener Lebensrückversicherungsbestände	17 015	19 409
Betriebs- und Geschäftsausstattung	24 042	18 792
Sonstige immaterielle Vermögensgegenstände	31 561	10 417
Fällige Zinsen und Mieten aus Kapitalanlagen	16 470	5 892
Steuerforderungen	41 107	3 469
Übrige	79 705	89 361
Gesamt	291 574	275 591

Andere Verbindlichkeiten

in TEUR	2001	2000
Pensionsrückstellung und ähnliche Rückstellungen	43 814	40 726
Verbindlichkeiten aus Derivaten	44 365	12 219
Zinsen	42 132	14 501
Dividendenverbindlichkeiten	–	12 281
Rechnungsabgrenzungsposten	21 378	16 323
Jahresabschlusskosten	3 688	2 593
Treuhandverbindlichkeiten	28 345	26 867
Darlehen	92 584	65 774
Zinsen auf Steuernachzahlungen	6 045	5 541
Stiftungsinitiative der deutschen Wirtschaft	–	8 037
Aktienbezugsrechte	1 311	4 618
Verbindlichkeiten gegenüber Kreditinstituten	50 287	–
Übrige	126 724	98 260
Gesamt	460 673	307 740

5.14 Versicherungstechnische Gewinn- und Verlustrechnung

Nach SFAS 60 sind Versicherungsverträge in solche mit kurzer („Short-Duration Contracts") und langer Laufzeit („Long-Duration Contracts") zu unterteilen. Maßgebliche Kriterien hierfür sind u. a. die Ausgestaltung der Kündigungsmöglichkeiten durch den Versicherer, der Zeitraum des Risikoschutzes und der Umfang der mit dem Vertrag verbundenenen Serviceleistungen des Versicherers. Prämien aus Short-Duration Contracts sind über die Laufzeit des zu Grunde liegenden Vertrags ertragswirksam zu vereinnahmen, ggf. sind auf Folgejahre entfallende Prämienüberträge abzugrenzen. Abweichend davon sind die aus Long-Duration Contracts resultierenden Prämien zum Zeitpunkt ihrer Fälligkeit ertragswirksam zu vereinnahmen.

Bei den von uns gezeichneten Verträgen handelt es sich überwiegend um Short-Duration Contracts.

5.15 Übriges Ergebnis

in TEUR	2001	2000
Sonstige Erträge		
Währungskursgewinne	126 032	19 529
Sonstige Zinsen und übrige Erträge	35 338	20 441
Erträge aus dem Abgang übriger Vermögensgegenstände	–	14 511
Erträge aus Forderungsverzicht	–	9 055
Übrige Erträge	32 096	–
Erträge aus Dienstleistungen	14 569	6 900
	208 035	70 436
Sonstige Aufwendungen		
Währungskursverluste	18 074	34 720
Sonstige Zinsaufwendungen	93 052	69 484
Abschreibungen	12 591	21 400
Aufwendungen für Dienstleistungen	9 310	6 620
Aufwendungen für das Unternehmen als Ganzes	15 965	18 024
Beteiligung an der Stiftungsinitiative der deutschen Wirtschaft	–	8 037
Einzelwertberichtigungen	6 324	6 285
Übrige Aufwendungen	53 662	9 406
	208 978	173 976
Gesamt	-943	-103 540

6. Beziehungen zu verbundenen Unternehmen

6.1 Beziehungen zu verbundenen nicht konsolidierten Unternehmen

Der HDI Haftpflichtverband der Deutschen Industrie V.a.G. (HDI) hält mittelbar über die Talanx AG über 75 % der Anteile an der Hannover Rück.

Die Hannover Rück-Gruppe ist für die Rückversicherung des HDI Konzerns zuständig. Insoweit gibt es im versicherungstechnischen Geschäft eine Vielzahl von Geschäftsbeziehungen mit nicht von der Hannover Rück zu konsolidierenden verbundenen Unternehmen im In- und Ausland. Betroffen ist hiervon sowohl übernommenes als auch abgegebenes Geschäft.

Geschäftsbeziehungen zu verbundenen Unternehmen:

in Mio EUR	2001	2000
Übernommene verrechnete Prämie		
HDI	655,9	623,2
nicht konsolidierte übrige verbundene Unternehmen	489,5	332,9
Abgegebene verrechnete Prämie		
HDI	38,3	1,4
nicht konsolidierte übrige verbundene Unternehmen	4,0	–
Depotforderungen		
HDI	0,2	0,2
nicht konsolidierte übrige verbundene Unternehmen	191,5	119,3
Depotverbindlichkeiten		
HDI	39,2	41,6
nicht konsolidierte übrige verbundene Unternehmen	–	–
Abrechnungsforderungen		
HDI	–	–
nicht konsolidierte übrige verbundene Unternehmen	51,8	49,6
Abrechnungsverbindlichkeiten		
HDI	119,8	95,3
nicht konsolidierte übrige verbundene Unternehmen	12,4	16,1

Die HDI Asset Management GmbH verwaltet die Kapitalanlagen der Hannover Rück sowie einiger ihrer Töchter.

Alle weiteren Geschäftsbeziehungen, wie z. B. das Erbringen von Dienstleistungen in beschränktem Umfang oder die Vermietung von Büroräumen, sind von untergeordneter Bedeutung.

Alle Geschäfte erfolgten zu marktüblichen Konditionen. Wir haben hierüber für die Hannover Rück und die E+S Rück in unseren Abhängigkeitsberichten Rechenschaft gelegt.

6.2 Bezüge der Organe der Obergesellschaft und ihnen gewährte Kredite

Die Organmitglieder werden namentlich auf den Seiten 4 und 5 genannt.

Die Bezüge des Aufsichtsrats betrugen im Berichtsjahr 252 TEUR, die des Vorstands 3.173 TEUR. Die Bezüge früherer Vorstandsmitglieder und deren Hinterbliebenen beliefen sich auf 652 TEUR, passiviert wurden 10.188 TEUR.

Für Organmitglieder bestanden keine Haftungsverhältnisse.

Organmitgliedern wurden folgende Hypothekendarlehen gewährt:

	Stand am 1.1.2001 TEUR	Umbuchung TEUR	Tilgung TEUR	Stand am 31.12.2001 TEUR	Zinssatz %
Vorstand	–	124	3	121	5,5

6.3 Aktienorientierte Vergütung

Die Hannover Rück hat mit Wirkung vom 1. Januar 2000 einen virtuellen Aktienoptionsplan aufgelegt. Vorstand und Mitarbeiter der weiteren zwei Führungsebenen können auf variable Vergütungsbestandteile verzichten und Aktienwert-Beteiligungsrechte erwerben. Die jährlich gewährte Anzahl dieser Rechte richtet sich nach den „Diluted Earnings Per Share" nach US GAAP. Weiteres Erfolgskriterium ist die Entwicklung des Kurses der Hannover Rück-Aktie im Vergleich zu einer Branchenbenchmark, wobei der ungewichtete Reactions Welt-Rückversicherungs-Index zu Grunde gelegt wird.

Für die Ermittlung der Basisanzahl der Aktienwert-Beteiligungsrechte wird ein Barwert von 20,00 EUR angenommen. Die Basisanzahl erhöht oder ermäßigt sich entsprechend der Über- oder Unter-Performance des Gewinns je Aktie. Die Basisanzahl wird um jeweils volle 0,10 EUR, um welche der Betrag des Gewinns je Aktie das Zielergebnis übersteigt, um 10 % erhöht bzw. für jeweils 0,20 EUR, um den der Betrag des Gewinns je Aktie hinter dem Zielergebnis zurückbleibt, um 10 % vermindert.

Als zweites Erfolgskriterium wird ermittelt, inwieweit der Börsenkurs der Hannover Rück-Aktie im Zuteilungsjahr die Entwicklung des Reactions Welt-Rückversicherungs-Index übersteigt bzw. unterschreitet. Für jeden vollen Prozentpunkt, den die Hannover Rück-Aktie den Vergleichsindex übersteigt, erhöht sich die Basisanzahl um 10 %, jedoch um maximal 400 % der Basiszahl, bzw. bei Unterschreitung ermäßigt sich die Basisanzahl um 5 %, maximal jedoch um 50 %.

Der konkrete Wert des Aktienwert-Beteiligungsrechts ergibt sich als Differenz aus dem aktuellen Börsenkurs der Hannover Rück-Aktie zum Zeitpunkt der Ausübung der Option und dem Aktienkurs zum Beginn des Zuteilungsjahrs. Dieser Wert ist bei Ausübung der Option auszuzahlen.

Die maximale Laufzeit beträgt 10 Jahre. Die Wartezeit für die erstmalige Ausübung des Optionsrechts beträgt zwei Jahre mit Ablauf des betreffenden Zuteilungsjahrs.

Nach Ablauf der Wartezeit sind maximal 40 % der zugeteilten Aktienwert-Beteiligungsrechte ausübbar. Für weitere 20 % beträgt die Wartezeit jeweils ein weiteres Jahr. Bei Nichtausübung der Option verfällt das Aktienwert-Beteiligungsrecht nach 10 Jahren.

Im Berichtsjahr wurden keine neuen Aktienwert-Beteiligungsrechte gewährt.

Die Bewertung der bestehenden Rechte erfolgt auf Basis des Black/Scholes-Optionspreismodells.

Den Berechnungen sind der Jahresschlusskurs der Hannover Rück-Aktie zum Stichtag 28. Dezember 2001 von 67,39 EUR, eine Volatilität von 43,8 %, eine Dividendenrendite von 3,65 % und ein risikofreier Anlagezinssatz von 5,16 % zu Grunde gelegt worden.

Auf dieser Basis ergibt sich für die für das Geschäftsjahr 2000 gewährten Aktienwert-Beteiligungsrechte zum 31. Dezember 2001 ein Rückstellungsbetrag in Höhe von 2.648 TEUR.

6.4 Hypotheken und Darlehen

An Mitarbeiter, die nicht Vorstand oder Aufsichtsrat angehören, wurden Hypotheken bzw. Grundschulddarlehen zur Finanzierung von Wohnungseigentum gegeben. Diese Darlehen sind alle grundpfandrechtlich an erster Stelle abgesichert. Forderungsausfälle lagen nicht vor und werden nicht erwartet.

7. Übrige Erläuterungen

7.1 Rechtsstreitigkeiten

Aus dem Erwerb der Lion Insurance Company, Trenton/USA durch die Hannover Finance Inc., Wilmington/USA, eine Tochtergesellschaft der Hannover Rück, besteht mit den früheren Eigentümern der Lion Insurance Company ein Rechtsstreit über die Freigabe eines treuhänderisch verwalteten Teils des damaligen Kaufpreises.

Mit Ausnahme des vorgenannten Verfahrens bestanden im Berichtsjahr und am Bilanzstichtag – abgesehen von einzelnen außergerichtlichen Verfahren im Rahmen des üblichen Versicherungs- und Rückversicherungsgeschäfts – keine wesentlichen Rechtsstreitigkeiten.

7.2 Haftungsverhältnisse

Eine von der Hannover Finance Inc., Wilmington/USA im Geschäftsjahr 1999 begebene Surplus Note über 400,0 Mio. USD hat die Hannover Rück durch eine Garantie abgesichert.

Zur Besicherung der versicherungstechnischen Verbindlichkeiten gegenüber unseren US-amerikanischen Zedenten haben wir in den USA ein Treuhandkonto (Master Trust) gestellt. Zum Bilanzstichtag belief es sich auf 1.403,6 Mio. EUR (661,4 Mio. EUR). Die in dem Treuhandkonto gehaltenen Wertpapiere werden als Kapitalanlagen (Available-For-Sale) ausgewiesen.

Zur Besicherung versicherungstechnischer Verbindlichkeiten haben für uns verschiedene Kreditinstitute Bürgschaften in Form von Letters of Credit gestellt. Der Gesamtbetrag belief sich zum Bilanzstichtag auf 3.314,4 Mio. EUR (2.060,0 Mio. EUR).

7.3 Langfristige Verpflichtungen

Die Mitgliedschaft mehrerer Konzerngesellschaften beim Deutschen Luftpool, der Pharma-Rückversicherungsgemeinschaft sowie der Deutschen Kernreaktor-Versicherungsgemeinschaft führt zu einer Inanspruchnahme entsprechend der Beteiligungsquote, wenn ein anderes Poolmitglied ausfallen sollte.

7.4 Derivate

Derivative Finanzinstrumente werden im Hannover Rück-Konzern ausschließlich zu Sicherungszwecken, insbesondere zur Risikominderung von Zinsschwankungen sowie zur Absicherung von Währungsrisiken, eingesetzt.

SFAS 133 „Accounting for Derivative Instruments and Hedging Activities" wird in der durch SFAS 137 und SFAS 138 ergänzten Fassung angewendet. Diese Standards erfordern, dass alle Derivate mit ihren Marktwerten bewertet werden. Soweit das Grundgeschäft und das Derivat nicht als Einheit bilanziert werden, findet der Ausweis des Derivats in der Bilanzposition „Handelsbestand" statt.

Bei einem Fair-Value-Hedge werden die Ergebnisse aus der Marktbewertung der Derivate und der dazu gehörenden Grundgeschäfte ergebniswirksam erfasst. Bei einem Cash-Flow-Hedge wird der hedge-effektive Teil der Marktwertveränderungen zunächst im Eigenkapital (kumulierte, nicht ergebniswirksame Eigenkapitalanteile) erfasst. Die Erfassung in der Gewinn- und Verlustrechnung erfolgt erst, wenn das zu Grunde liegende abgesicherte Grundgeschäft ergebniswirksam geworden ist. Der hedge-ineffektive Teil der Marktwertveränderungen wird unmittelbar ergebniswirksam berücksichtigt. Darüber hinaus sind in Trägerkontrakte eingebettete Derivate separat zu bilanzieren.

Vor der Anwendung von SFAS 133 waren derivative Instrumente zu Marktwerten anzusetzen. Unrealisierte Gewinne und Verluste aus Marktwertveränderungen wurden unmittelbar ergebniswirksam berücksichtigt. Bestand ein unmittelbarer Zusammenhang und eine Zuordnung zwischen Derivat und einem Grundgeschäft, wurde eine Bewertungseinheit gebildet. Gewinne und Verluste aus diesen Bewertungseinheiten wurden erst bei Realisierung des Grundgeschäfts ergebniswirksam.

Nominalbeträge aufgegliedert nach Produktart und Restlaufzeit

in TEUR	Bis zu 3 Monaten	3 bis 6 Monate	6 bis 12 Monate	1 bis 5 Jahre	Größer 5 Jahre	Gesamt
Zinsswaps	–	–	–	51 059	587 081	638 140
Währungsswaps	5 105	–	–	–	40 993	46 098

Derivate betreffende Engagements waren im Rahmen der gesamten Kapitalanlagen des Hannover Rück-Konzerns von geringer Bedeutung. Der Marktwert der zu Sicherungszwecken eingesetzten offenen Positionen beträgt -33,3 Mio. EUR.

Der Marktwert der Derivate für Fair-Value-Hedges beträgt -15,3 Mio. EUR. Der Marktwert der bei Cash-Flow-Hedges eingesetzten Derivate beträgt -26,8 Mio. EUR. Der Marktwert der als Handelsbestand ausgewiesenen Derivate beträgt 8,9 Mio. EUR.

Im Berichtsjahr wurden drei Kontrakte fällig; hieraus resultierten Abgangsgewinne in Höhe von 3,5 Mio. EUR und Abgangsverluste von 1,6 Mio. EUR.

Zum Bilanzstichtag befanden sich weder Vorkäufe noch Devisentermingeschäfte im Bestand.

7.5 Ereignisse nach Ablauf des Geschäftsjahrs

Mit Wirkung zum 1. April 2002 hat die Hannover Rück mit ihrer Transaktion „K3" (Securitisation) Groß- und Katastrophenrisiken über die internationalen Kapitalmärkte abgesichert.

„K3" ist eine Verbriefung (Portfolio-Linked Securitisation), die unterschiedliche Rückversicherungsrisiken umfasst. Es handelt sich einerseits um Naturkatastrophen (Hurrikane und Erdbeben in den USA, Stürme in Europa und Erdbebengefahren in Japan) sowie weltweites Luftfahrtgeschäft.

Mit dieser Transaktion schafft die Hannover Rück ein Kapitalsubstitut von 230 Mio. USD (261 Mio. EUR).

Darüber hinaus sind nach dem Bilanzstichtag keine Ereignisse eingetreten, die einen wesentlichen Einfluss auf die Vermögens-, Finanz- und Ertragslage des Konzerns haben.

7.6 Mieten und Leasing

Angemietete Objekte

Zusammengefasste Leasingverbindlichkeiten der Geschäftsjahre 2002 bis 2006.

in TEUR	Ausgaben
2002	4 702
2003	4 598
2004	4 526
2005	3 818
2006	2 080
Nachfolgend	10 617

Operating Leasingverträge führten im Geschäftsjahr 2001 zu Ausgaben von 5.042 TEUR.

Mehrjährige Mietverhältnisse für Geschäftsräume bestehen bei der Insurance Corporation of Hannover und der Clarendon-Gruppe. Bei letzterer endet das zehnjährige Mietverhältnis am 31. August 2005. Die Mietraten sind für die Mietzeit fest vereinbart, wobei zu vertraglich festgelegten Zeitpunkten eine Anpassung an geänderte Marktkonditionen möglich ist.

Die Hannover Reinsurance Africa Ltd. hat im Berichtsjahr mit Wirkung zum Februar 2002 einen Sale-and-Lease-back-Vertrag über ein Grundstück und Geschäftsgebäude mit einer Laufzeit von acht Jahren abgeschlossen.

Vermietete Objekte

Die Hannover Re Real Estate Holdings vermietet Grundvermögen in Florida; die Mietverträge haben eine Laufzeit von jeweils fünf bis sieben Jahren. Aus den unkündbaren Verträgen resultieren in den folgenden Jahren die nachfolgend aufgeführten Einnahmen:

in TEUR	Einnahmen
2002	18 024
2003	17 319
2004	17 059
2005	14 258
2006	11 956
Nachfolgend	4 983

Die Mieteinnahmen beliefen sich im Geschäftsjahr 2001 auf 12.842 TEUR.

7.7 Währungsumrechnung

Fremdwährungspositionen in den Gewinn- und Verlustrechnungen der Einzelgesellschaften werden zu Durchschnittskursen in die jeweilige Landeswährung umgerechnet. Die in Landeswährung aufgestellten Gewinn- und Verlustrechnungen dieser Einzelgesellschaften werden zu Durchschnittskursen in Euro umgerechnet und in den Konzernabschluss übernommen. Die Umrechnung der Fremdwährungspositionen in den Bilanzposten der Einzelgesellschaften sowie die Übernahme dieser Posten in den Konzernabschluss erfolgt zu den Devisenmittelkursen des Bilanzstichtags. Sich ergebende Differenzen zwischen Durchschnittskursen und Bilanzstichtagskursen führen für funktionale Währungen zur erfolgsneutralen Bildung eines gesonderten Postens im Eigenkapital. Für nicht funktionale Währungen werden diese Differenzen erfolgswirksam. Als funktionale Währungen sind die Währungen definiert, in denen Kapitalanlagen getätigt werden.

Folgende wesentliche Umrechnungskurse kommen zum Ansatz:

	Devisenmittelkurs zum Bilanzstichtag		Durchschnittskurs	
1 EUR entspricht:	31.12.2001	31.12.2000	31.12.2001	31.12.2000
AUD	1,7332	1,6754	1,7364	1,5964
CAD	1,4102	1,3933	1,3858	1,3737
GBP	0,6088	0,6233	0,6199	0,6086
MYR	3,3549	3,5340	3,3982	3,5201
SEK	9,3300	8,8400	9,2572	8,4838
USD	0,8820	0,9305	0,8951	0,9262
ZAR	10,4200	7,0440	7,7383	6,4002

Hannover, den 22. April 2002

Der Vorstand



Zeller



Dr. Becke



Gräber



Dr. Pickel



Arrago



Dr. König



Wallin

Bestätigungsvermerk des Abschlussprüfers

Wir haben den Konzernabschluss, bestehend aus Konzernbilanz, Konzern-Gewinn- und Verlustrechnung, Konzernkapitalflussrechnung, Entwicklung des Konzern-Eigenkapitals und Konzernanhang, der Hannover Rückversicherungs-Aktiengesellschaft für das Geschäftsjahr vom 1. Januar bis 31. Dezember 2001 geprüft. Aufstellung und Inhalt des Konzernabschlusses nach den US-amerikanischen Rechnungslegungsvorschriften (United States Generally Accepted Accounting Principles – US GAAP) liegen in der Verantwortung des Vorstands der Gesellschaft. Unsere Aufgabe ist es, auf der Grundlage der von uns durchgeführten Prüfung eine Beurteilung über den Konzernabschluss abzugeben.

Wir haben unsere Konzernabschlussprüfung nach den deutschen Prüfungsvorschriften und unter Beachtung der vom Institut der Wirtschaftsprüfer (IDW) festgestellten deutschen Grundsätze ordnungsmäßiger Abschlussprüfung vorgenommen. Danach ist die Prüfung so zu planen und durchzuführen, dass mit hinreichender Sicherheit beurteilt werden kann, ob der Konzernabschluss frei von wesentlichen Fehlaussagen ist. Im Rahmen der Prüfung werden die Nachweise für die Wertansätze und Angaben im Konzernabschluss auf der Basis von Stichproben beurteilt. Die Prüfung umfasst die Beurteilung der Jahresabschlüsse der in den Konzernabschluss einbezogenen Unternehmen, die Abgrenzung des Konsolidierungskreises, der angewandten Bilanzierungsgrundsätze und der wesentlichen Einschätzungen des Vorstands sowie die Würdigung der Gesamtdarstellung des Konzernabschlusses. Wir sind der Auffassung, dass unsere Prüfung eine hinreichend sichere Grundlage für unsere Beurteilung bildet.

Nach unserer Überzeugung vermittelt der Konzernabschluss in Übereinstimmung mit den US-amerikanischen Rechnungslegungsvorschriften ein den tatsächlichen Verhältnissen entsprechendes Bild der Vermögens-, Finanz- und Ertragslage des Konzerns sowie der Zahlungsströme des Geschäftsjahres.

Unsere Prüfung, die sich auch auf den vom Vorstand für das Geschäftsjahr vom 1. Januar bis 31. Dezember 2001 aufgestellten Konzernlagebericht erstreckt hat, hat zu keinen Einwendungen geführt. Nach unserer Überzeugung gibt der Konzernlagebericht insgesamt eine zutreffende Vorstellung von der Lage des Konzerns und stellt die Risiken der künftigen Entwicklung zutreffend dar.

Hannover, den 23. April 2002

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Dr. Geib	Schuster
Wirtschaftsprüfer	Wirtschaftsprüfer

Bericht des Aufsichtsrats der Hannover Rückversicherungs-AG für den Hannover Rück-Konzern

Wir haben die Geschäftsführung der Hannover Rückversicherungs-AG, der Obergesellschaft des Hannover Rück-Konzerns, während des Jahres 2001 auf der Basis ausführlicher schriftlicher sowie mündlicher Berichterstattung des Vorstands regelmäßig überwacht. Der Aufsichtsrat trat insgesamt viermal zu mehrstündigen Sitzungen zusammen, um die anstehenden Beschlüsse zu fassen. Darüber hinaus wurden zweimal im schriftlichen und einmal im fernmündlichen Verfahren Entscheidungen mit besonderer Eilbedürftigkeit getroffen. Der Ausschuss für Vorstandsangelegenheiten, ein Ausschuss im Sinne des § 107 Abs. 3 AktG, tagte ebenfalls viermal. Des Weiteren ließen wir uns vom Vorstand quartalsweise gemäß § 90 AktG schriftlich über den Gang der Geschäfte und die Lage des Konzerns informieren. In diesen Berichten werden unter anderem die aktuellen Planzahlen zur Entwicklung der Prämien, Schäden, Kosten, Kapitalanlagen, Kapitalanlageerträge und der weltweiten Personalentwicklung für den Konzern zeitnah dargestellt. Insgesamt haben wir im Rahmen unserer gesetzlichen und satzungsgemäßen Zuständigkeit an den Entscheidungen des Vorstands mitgewirkt. Die Entwicklung der wesentlichen Tochter- und Beteiligungsgesellschaften war jederzeit in die Beratungen einbezogen.

Im Rahmen der Behandlung besonders bedeutsamer Einzelvorhaben befasste sich der Aufsichtsrat unter anderem mehrmals mit den Auswirkungen der Terroranschläge vom 11. September 2001 auf das World Trade Center; weiterhin mit der Gründung einer Rückversicherungsgesellschaft in Bermuda, der Gründung eines Rückversicherungsmaklers in London und der Gründung zweier Private Equity-Beteiligungsgesellschaften. Auf Grund des markanten Prämienwachstums stimmte der Aufsichtsrat einer Kapitalerhöhung bei der Hannover Rückversicherungs-AG zu, um hierdurch deren Rating zu sichern und die Wettbewerbsfähigkeit zu stärken. Wegen der starken Ausweitung des Geschäftsvolumens der operativen Gesellschaften der Clarendon-Gruppe stimmte der Aufsichtsrat auch einer Kapitalerhöhung bei der Hannover Finance, Inc., Wilmington/Delaware, USA, zu. Intensiv befasste sich der Aufsichtsrat mit dem Thema „Corporate Governance" und stimmte der Realisierung diverser Handlungsempfehlungen der Deutschen Vereinigung für Finanzanalyse und Asset Management (DVFA) zu. Angestrebt wird eine möglichst weitgehende Umsetzung der in der Corporate Governance Scorecard der DVFA formulierten Maßnahmen.

Die KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft (KPMG DTG), Hannover, wurde auf gesetzlich freiwilliger Basis beauftragt, den Konzernabschluss und den Lagebericht des Vorstands für den Hannover Rück-Konzern (nach United States Generally Accepted Accounting Principles – US GAAP) zu prüfen. Die KPMG DTG erteilte den uneingeschränkten Bestätigungsvermerk. Der Prüfungsbericht wurde an alle Aufsichtsratsmitglieder ausgehändigt und im Rahmen der Bilanzaufsichtsratssitzung ausführlich unter Beteiligung der Wirtschaftsprüfer geprüft.

Der vom Vorstand erstellte Bericht über die Beziehungen der Gesellschaft zu verbundenen Unternehmen wurde gleichfalls von der KPMG DTG geprüft und mit dem folgenden uneingeschränkten Bestätigungsvermerk versehen:

„Nach unserer pflichtgemäßen Prüfung und Beurteilung bestätigen wir, dass

1. die tatsächlichen Angaben des Berichts richtig sind;
2. bei den im Bericht aufgeführten Rechtsgeschäften die Leistung der Gesellschaft nicht unangemessen hoch war;
3. bei den im Bericht aufgeführten Maßnahmen keine Umstände für eine wesentlich andere Beurteilung als die durch den Vorstand sprechen."

Wir haben unsererseits sowohl den Bericht des Vorstands als auch den Bericht des Abschlussprüfers über die Beziehungen der Gesellschaft zu verbundenen Unternehmen geprüft. Beanstandungen haben sich nicht ergeben. Nach dem

abschließenden Ergebnis unserer Prüfung erhoben wir gegen die Erklärung des Vorstands am Schluss des Berichts über die Beziehungen zu verbundenen Unternehmen keine Einwendungen.

Am 31. August 2001 endete die Vorstandstätigkeit von Herrn Dr. Andreas-Peter Hecker. Der Aufsichtsrat hat die von Herrn Dr. Hecker in über fünfzehn Jahren im Vorstand der Gesellschaft geleistete Arbeit – davon acht Jahre als stellvertretender Vorstandsvorsitzender – gewürdigt und anerkannt und ihm für seinen Beitrag zur Entwicklung des Unternehmens gedankt. Ebenfalls mit Wirkung zum 31. August 2001 wurde die Bestellung von Herrn Dr. Detlef Steiner zum Mitglied des Vorstands einvernehmlich aufgehoben. Herr Dr. Steiner hat am 1. September 2001 die Leitung der Clarendon Insurance Group in New York übernommen (zunächst als Chief Operating Officer, ab dem 1. Januar 2002 als Chief Executive Officer). Der Aufsichtsrat würdigte auch die von Herrn Dr. Steiner geleistete Arbeit für die Fortentwicklung des Unternehmens. Mit Wirkung zum 1. September 2001 wurden die Herren André Arrago und Ulrich Wallin zu stellvertretenden Mitgliedern des Vorstands bestellt. Frau Dr. Elke König wurde mit Wirkung zum 1. Januar 2002 zum stellvertretenden Mitglied des Vorstands bestellt. Die Bestellung von Herrn Herbert Haas zum Mitglied des Vorstands wurde einvernehmlich mit Wirkung zum 31. Januar 2002 aufgehoben, da Herr Haas mit Wirkung zum 1. Februar 2002 in den Vorstand der Konzernobergesellschaft HDI VaG wechselt. Der Aufsichtsrat hat die in nahezu zwanzig Jahren – davon acht Jahre im Vorstand der Gesellschaft – geleistete Arbeit von Herrn Haas anerkannt und gewürdigt und ihm für seinen großen Leistungsbeitrag gedankt.

Hannover, den 24. April 2001

Für den Aufsichtsrat

Baumgartl
Vorsitzender

Australien

Hannover Life Re of Australasia Ltd
Level 7
70 Phillip Street
Sydney NSW 2000
Tel. +61/2/92 51 69 11
Fax +61/2/92 51 68 62

Managing Director:
Steve Willcock

Hannover Rückversicherungs-AG
Australian Branch – Chief Agency
G. P. O. Box 3973
Sydney NSW 2001
Tel. +61/2/92 74 30 00
Fax +61/2/92 74 30 33

Chief Agent:
Ross Littlewood

Bermuda

Hannover Re (Bermuda) Ltd.
50 Parliament Street, 2nd Floor
Hamilton, HM 12
Tel. +1/441/2 94 31 10/11
Fax +1/441/2 96 75 68

Managing Director:
Dr. Konrad Rentrup

China

Hannover Rückversicherungs-AG
Shanghai Representative Office
Suite 2711, Bank of China Tower
200 Yin Cheng Zhong Road
Pudong New Area
200120 Shanghai
Tel. +86/21/50 37 25 25
Fax +86/21/50 37 27 27

Chief Representative:
Xiaonan Zhang

Hannover Rückversicherungs-AG
Hong Kong Branch
2008 Sun Hung Kai Centre
30 Harbour Road
Wanchai, Hong Kong
Tel. +852/25 19 32 08
Fax +852/25 88 11 36

General Manager:
David Laskey

Frankreich

Hannover Re
Gestion de Réassurance
France S.A.
7 Rue Montalivet, 4th Floor,
75008 Paris

Leben
Tel. +33/1/42 66 87 78
Fax +33/1/42 66 87 98

General Manager:
Stephan Kasper

Nicht-Leben
Tel. +33/1/42 66 87 87
Fax +33/1/42 66 87 88

General Manager:
Jean-Jacques Menon

Großbritannien

Hannover Life Reassurance (UK) Limited
Hannover House
Virginia Water
Surrey GU25 4AA
Tel. +44/13 44/84 52 82
Fax +44/13 44/84 53 83

Managing Director:
Peter Savill

Hannover Services (UK) Ltd.
Büro London
2nd Floor
69-70 Mark Lane
London EC3R 7HJ
Tel. +44/20/74 80 73 00
Fax +44/20/74 81 38 45

Representative:
Harald Schenk

Büro Virginia Water
Hannover House
Virginia Water
Surrey GU25 4AA
Tel. +44/13 44/84 52 82
Fax +44/13 44/84 53 83

International Insurance Company
of Hannover Ltd.
Hannover House
Virginia Water
Surrey GU25 4AA
Tel. +44/13 44/84 07 03
Fax +44/13 44/84 59 09

Managing Director:
Gonda Lauritzen

Irland

E+S Reinsurance (Ireland) Ltd.
No. 2 Custom House Plaza, IFSC
Dublin 1
Tel. +353/1/6 12 57 16
Fax +353/1/8 29 14 00

Managing Director:
Henning Ludolphs (ab 1. Juli 2002)

Hannover Life Reassurance
(Ireland) Limited
No. 4 Custom House Plaza, IFSC
Dublin 1
Tel. +353/1/6 12 57 18
Fax +353/1/6 73 69 17

Managing Director:
Colin Rainier

Hannover Re Advanced
Solutions Limited
No. 2 Custom House Plaza, IFSC
Dublin 1
Tel. +353/1/6 12 57 00
Fax +353/1/8 29 14 00

Managing Director:
Henning Ludolphs (ab 1. Juli 2002)

Hannover Reinsurance (Ireland) Ltd.
No. 2 Custom House Plaza, IFSC
Dublin 1
Tel. +353/1/6 12 57 15
Fax +353/1/8 29 14 00

Managing Director:
Henning Ludolphs (ab 1. Juli 2002)

Italien

Hannover Re Services Italy Srl
Via Mazzini, 12
20123 Mailand
Tel. +39/02/80 68 13 11
Fax +39/02/80 68 13 49

Amministratore Delegato:
Dr. Georg Pickel

Japan

Hannover Re Services Japan KK
7th Floor, Hakuyo Building
3-10 Nibancho
Chiyoda-ku
Tokio 102-0084
Tel. +81/3/52 14 11 01
Fax +81/3/52 14 11 05

Managing Director:
Megumi Ugai

Kanada

Hannover Rückversicherungs-AG
Canadian Branch - Chief Agency
3650 Victoria Park Avenue, Suite 201
Toronto, Ontario M2H 3P7
Tel. +1/416/4 96 11 48
Fax +1/416/4 96 10 89

Chief Agent:
V. Lorraine Williams

Hannover Rückversicherungs-AG
Canadian Branch – Facultative Office
150 York Street, Suite 1008
Toronto, Ontario M5H 3S5
Tel. +1/4 16/8 67 97 12
Fax +1/4 16/8 67 97 28

Manager:
Margaret Witheley

Korea

Hannover Rückversicherungs-AG
Seoul Representative Office
German Office
Shintown Plaza Building
28-2 Hannam-dong
Yongsan-ku
Seoul 140-210
Tel. +82/2/37 80 46 16
Fax +82/2/37 80 46 08

Representative:
Pyung Won Kim

Malaysia

Hannover Rückversicherungs-AG
Malaysian Branch
Suite 31-1, 31st Floor
Wisma UOA II
No. 21 Jalan Pinang
50450 Kuala Lumpur
Tel. +60/3/21 64 51 22
Fax +60/3/21 64 61 29

General Manager:
Sathasivam Thava Rajah

Mauritius

Hannover Reinsurance Mauritius Ltd.
Suite 335, Barkly Wharf
Le Caudan Waterfront
Port Louis 00230
Tel. +2 30/2 12 31 65
Tel. +2 30/2 12 62 48
Fax +2 30/2 12 31 64

Managing Director:
Derrick Nicoll

Mexiko

Hannover Services (México) S.A. de C.V.
Bosque de Ciruelos 162
Bosques de las Lomas, 3rd Floor
Apartado Postal 10-950
CP 11700 Mexico, D.F.
Tel. +52/555/2 51 50 22
Fax +52/555/5 96 41 73

Director General:
Walter Stange

Schweden

Hannover Rückversicherungs-AG
Tyskland filial
Stockholm Branch
Hantverkargatan 25
P. O. Box 22085
104 22 Stockholm
Tel. +46/8/6 17 54 00
Fax +46/8/6 17 55 99

Managing Director:
Einar Östlund

International Insurance
Company of Hannover Ltd.
England filial
Scandinavian Branch
Hantverkargatan 25
P. O. Box 22085
104 22 Stockholm
Tel. + 46/8/6 17 54 00
Fax + 46/8/6 17 55 99

Managing Director:
Einar Östlund

Spanien

HR Hannover Re
Correduría de Reaseguros, S.A.
Paseo del General Martínez
Campos 46
28010 Madrid
Tel. +34/9 1/3 19 00 49
Fax +34/9 1/3 19 93 78

Director General:
Eduardo Molinari

Südafrika

Hannover Life Reassurance
Africa Limited
P. O. Box 10842
Johannesburg 2000
Tel. +27/1 1/4 8 1 65 00
Fax +27/1 1/4 84 33 30/32

Managing Director:
Nico Conradie

Hannover Reinsurance Africa Limited
P. O. Box 10842
Johannesburg 2000
Tel. +27/1 1/4 8 1 65 00
Fax +27/1 1/4 84 33 30/32
www.hannover-re.co.za

Managing Director:
Achim Klennert

Taiwan

Hannover Rückversicherungs-AG
Taipei Representative Office
Room A2, 12th Floor
296 Jen Ai Road, Section 4
Taipei, Taiwan R.O.C.
Tel. +886/2/27 0 1 1 0 96
Fax +886/2/27 04 8 1 17

Representative:
Ker-Kao Chow

USA

Clarendon Insurance Group, Inc.
1177 Avenue of the Americas,
45th Floor
New York, New York 10036
Tel. +1/212/8 05 97 00
Fax +1/212/8 05 98 00

President & CEO:
Dr. Detlef Steiner

Hannover Life Reassurance
Company of America
800 N. Magnolia Avenue
Suite 1400
Orlando, Florida 32803-3251
Tel. +1/407/6 49 84 1 1
Fax +1/407/6 49 83 22

President & CEO:
Peter R. Schaefer

Insurance Corporation of Hannover
Büro Los Angeles
333 South Hope St.
Suite 2400
Los Angeles, California 90071
Tel. +1/213/6 13 01 08
Fax +1/213/6 13 06 67

President & CEO:
John F. Sullivan

Büro Itasca
500 Park Blvd.
Suite 1425
Itasca, Illinois 60143
Tel. +1/800/7 73-99 80
Tel. +1/630/7 73-99 3 1
Fax +1/630/7 73-99 37

Senior Vice President:
Stephen Fitzpatrick

Glossar

Abschlusskosten (auch: Erwerbskosten), aktivierte: Kosten eines Versicherungsunternehmens, die beim Abschluss oder der Verlängerung eines Versicherungsvertrags (z. B. Abschlussprovisionen, Kosten der Antrags- oder Risikoprüfung, etc.) entstehen. Die Aktivierung führt zu einer Verteilung der Kosten über die Vertragslaufzeit.

Alternative Risikofinanzierung: Nutzung der Kapazität der Kapitalmärkte zur Abdeckung von Versicherungsrisiken, z. B. durch Verbriefung von Risiken aus Naturkatastrophen.

American Depositary Receipt (ADR): Von US-Banken ausgestellte handelbare Aktienzertifikate über dort hinterlegte ausländische Aktien. Anstelle der Aktien werden an den amerikanischen Börsen die ADRs gehandelt.

Anschaffungskosten, fortgeführte: Der zum Erwerb eines Vermögenswerts entrichtete Betrag an Zahlungsmitteln bzw. Zahlungsmitteläquivalenten oder der beizulegende Zeitwert einer anderen Entgeltform zum Zeitpunkt des Erwerbs, zuzüglich/abzüglich der Amortisation des Vermögenswerts.

Aufwendungen für Versicherungsfälle für eigene Rechnung: Summe aus bezahlten Schäden und den Rückstellungen für Schadenereignisse, die im Geschäftsjahr eingetreten sind, ergänzt um das Ergebnis der Abwicklung der Rückstellungen für Schadenereignisse der Vorjahre, jeweils nach Abzug der eigenen Rückversicherungsabgaben.

Bancassurance: Sie wird verstanden als eine Partnerschaft zwischen einer Bank und einem Versicherungsunternehmen zum Zweck des Vertriebs von Versicherungsprodukten über die Filialen der Bankpartner. Die Bindung zwischen Versicherer und Bank ist häufig geprägt durch eine Kapitalbeteiligung oder eine langfristig wirkende strategische Kooperation beider Parteien.

Block-Assumption-Transaktion (BAT): Proportionaler Rückversicherungsvertrag auf das Lebens- oder Krankenversicherungsportefeuille eines Zedenten, mit dem dieser zukünftige Gewinne bereits vorzeitig realisieren kann, um damit auf effiziente Weise finanz- oder solvenzpolitische Zielvorstellungen sicherzustellen.

Brutto/Retro/Netto: Bruttopositionen stellen die jeweilige Summe aus der Übernahme von Erst- oder Rückversicherungsverträgen dar, Retropositionen die jeweilige Summe der eigenen Rückversicherungsabgaben. Die Differenz bildet die jeweilige Nettoposition (Brutto - Retro = Netto, auch: für eigene Rechnung).

Critical Illness (auch: Dread Disease): Hierunter versteht man den Eintritt einer schwerwiegenden Erkrankung.

Critical Illness-Deckungen: Vgl. → Dread-Disease-Deckungen

Deckungsrückstellung: Nach mathematischen Methoden entwickelter Wert für zukünftige Verpflichtungen (Barwertsumme künftiger Verpflichtungen abzüglich der Barwertsumme künftig eingehender Prämien), vor allem in der Lebens- und Krankenversicherung.

Depotforderungen/Depotverbindlichkeiten: Sicherheitsleistungen zur Deckung von Versicherungsverbindlichkeiten zwischen Erst- und Rückversicherer. Das einbehaltende Unternehmen weist in diesem Fall eine Depotverbindlichkeit, das gewährende Unternehmen eine Depotforderung aus.

Derivate, derivative Finanzinstrumente: Hierzu zählen die aus Basisinstrumenten wie Aktien, festverzinslichen Wertpapieren und Devisen abgeleiteten Finanzprodukte, deren Preis u.a. anhand eines zugrunde liegenden Wertpapiers oder sonstigen Referenzwerts festgestellt wird. Zu den Derivaten zählen insbesondere Swaps, Optionen und Futures.

Diskontierung der Schadenrückstellungen: Bestimmung des Barwerts zukünftiger Zahlungen durch Multiplikation mit dem zugehörigen Abzinsungsfaktor. Bei Schadenrückstellungen ist dies auf Grund der für deutsche Aktiengesellschaften geltenden neuen steuerlichen Gewinnermittlungsmethoden erforderlich.

Dread Disease: Vgl. → Critical Illness

Dread Disease-Deckungen (auch: Critical Illness-Deckungen): Personenzusatzversicherungen, auf deren Basis im Fall vorher definierter schwerer Krankheiten Teile der Versicherungssumme ausgezahlt werden, die sonst erst bei Eintritt des Todesfalls fällig würden.

Eigenbehalt (auch: Selbstbehalt): Der Teil der übernommenen Risiken, den der (Rück-)Versicherer nicht in Rückdeckung gibt, also → netto ausweist. (Eigenbehaltsquote: Prozentualer Anteil des Eigenbehalts an den gebuchten Bruttoprämien.)

Ergebnis je Aktie (auch: Gewinn je Aktie), verwässert: Kennziffer, die sich aus der Division des Konzernjahresüberschusses durch die durchschnittliche Anzahl im Umlauf befindlicher Aktien errechnet. Das verwässerte Ergebnis je Aktie bezieht ausgeübte oder noch zur Ausübung stehende Bezugsrechte in die Aktienanzahl mit ein.

Erstversicherer: Gesellschaft, die Risiken gegen eine Versicherungsprämie übernimmt und in einem direkten Vertragsverhältnis zum Versicherungsnehmer (Privatperson, Unternehmen, Organisation) steht.

Erwerbskosten, aktivierte: Vgl. → Abschlusskosten, aktivierte

Exponierung: Gefährdungsgrad eines Risikos oder Risikobestands; Grundlage für die Prämienermittlung in der Rückversicherung.

Fair Value: Preis, zu dem ein Finanzinstrument zwischen zwei Parteien frei gehandelt würde.

Fakultative Rückversicherung: Beteiligung des Rückversicherers an einem bestimmten, vom Erstversicherer übernommenen Einzelrisiko. Steht im Gegensatz zur → obligatorischen (auch: Vertrags-)Rückversicherung.

Financial Accounting Standards Board (FASB): Gremium in den USA, das mit der Festlegung und Verbesserung von Standards zur Rechnungslegung und zum Berichtswesen beauftragt ist.

Financial Accounting Standards (FAS): Vgl. → Statement of Financial Accounting Standards (SFAS)

Finanz-Rückversicherung: Rückversicherung mit einem begrenzten Gewinn- und Verlustpotenzial. In erster Linie wird der Risikoausgleich über die Zeit angestrebt. Dieser wirkt bilanzstabilisierend für die → Zedenten.

Geschäfts- oder Firmenwert: Unterschiedsbetrag, um den der Kaufpreis einer Konzerngesellschaft deren anteiliges Eigenkapital nach Auflösung der dem Käufer zuzuordnenden stillen Reserven zum Kaufzeitpunkt übersteigt.

Gewinn je Aktie: Vgl. → Ergebnis je Aktie

Großschaden: Schaden, der auf Grund seiner Höhe eine besondere Bedeutung für den Erst- bzw. Rückversicherer hat und gemäß einer festgelegten Schadenhöhe oder anderer Kriterien als Großschaden definiert wird.

Hybrid-Kapital: Anleihestruktur, die auf Grund ihrer Nachrangigkeit eigenkapitalähnlichen Charakter hat.

IBNR (Incurred but not reported): Vgl. → Spätschadenrückstellung

Kapitalflussrechnung: Rechnung über die Herkunft und Verwendung von Zahlungsvorgängen während der Abrechnungsperiode. Sie zeigt die Veränderung der Vermögens- und Kapitalbestände getrennt nach den Bereichen „laufende Geschäftstätigkeit", „Investitionstätigkeit" und „Finanzierungstätigkeit".

Kongruente Währungsbedeckung: Bedeckung der versicherungstechnischen Verbindlichkeiten in fremder Währung mit entsprechenden Kapitalanlagen derselben Währung, um Wechselkursrisiken zu vermeiden.

Kostenquote: Aufwendungen für den Versicherungsbetrieb im Verhältnis zu den verrechneten (Brutto- oder Netto-) Prämien.

Kumulschaden: Summe von mehreren einzelnen, bei unterschiedlichen Versicherungsnehmern eingetretenen Schäden, die durch das gleiche Schadenereignis (z. B. Sturm, Erdbeben) verursacht wurden. Führt dann zu einer erhöhten Belastung des Erst- oder Rückversicherers, wenn mehrere betroffene Versicherungsnehmer bei ihm versichert sind.

Kurs-Gewinn-Verhältnis (KGV): Verhältnis des Kurses einer Aktie zu dem auf diese Aktie entfallenden Reingewinn der AG.

LOC (Letter of Credit): Bankbürgschaft; die Bank ist auf Anforderung des Bürgschaftsempfängers zur Leistung an selbigen bis zu der Höhe der im LOC genannten Summe verpflichtet. Beispielsweise in den USA eine übliche Form der Sicherheitsleistung im Rückversicherungsgeschäft.

Mark-to-Market-Bewertung: Bewertung von Finanzinstrumenten zum Marktwert bzw. zum → Fair Value.

Netto: Vgl. → Brutto/Retro/Netto

Nichtproportionale Rückversicherung: Rückversicherungsvertrag, bei dem der Rückversicherer den einen bestimmten Betrag (→ Priorität) übersteigenden Schadenaufwand zu tragen hat. Steht im Gegensatz zur → proportionalen Rückversicherung.

Obligatorische Rückversicherung (auch: Vertragsrückversicherung): Rückversicherungsvertrag, bei dem sich der Rückversicherer an einem gesamten, genau definierten Versicherungsbestand eines → Zedenten beteiligt. Steht im Gegensatz zur → fakultativen Rückversicherung.

Personen-(Rück-)versicherung: Zusammenfassung von Sparten, die die Versicherung von Personen zum Gegenstand haben, also Lebens-, Renten-, Kranken- und Unfallversicherungen.

Portefeuille: Alle von einem Erst- oder Rückversicherer insgesamt oder in einem definierten Teilsegment (z. B. Sparte, Land) übernommenen Risiken.

Prämie: Vereinbartes Entgelt für die vom Versicherungsunternehmen übernommenen Risiken. Die gebuchten (auch: verrechneten) Prämien (auch: Beiträge) sind im Gegensatz zu den verdienten Prämien (auch: Beiträge) zeitlich nicht abgegrenzt.

Priorität: Im Rahmen von → nichtproportionalen Rückversicherungsverträgen festgelegter Schadenbetrag eines Erstversicherers, bei dessen Überschreitung der Rückversicherer leistungspflichtig wird. Die Priorität kann sich auf einen Einzelschaden, einen → Kumulschaden oder die Summe der gesamten Jahresschäden beziehen.

Programmgeschäft: Spezialität der anglo-amerikanischen Versicherungsmärkte. Es wird von Erstversicherern in engster Zusammenarbeit mit Rückversicherern und spezialisierten Zeichnungsagenturen betrieben. Das Segment ist typischerweise auf Nischen- und Nichtstandardgeschäft oder schwer versicherbare Risiken ausgerichtet.

Proportionale Rückversicherung: Rückversicherungsverträge, auf deren Basis Anteile eines Risikos oder → Portefeuilles zu den Konditionen des Erstversicherers in Rückversicherung gegeben werden. → Prämien sowie Schäden werden anteilsmäßig in einem proportionalen Verhältnis geteilt. Steht im Gegensatz zur → nichtproportionalen Rückversicherung.

Rate: Prozentsatz (in der Regel vom Prämienvolumen) des rückversicherten Portefeuilles, der bei einer → nichtproportionalen Rückversicherung als Rückversicherungsprämie an den Rückversicherer zu zahlen ist.

Reservequote: Verhältnis der versicherungstechnischen (Brutto- oder Netto-) Reserven zu den (Brutto- oder Netto-) Prämien.

Retro: Vgl. → Brutto/Retro/Netto

Retrozession: Abgabe von Risiken oder Anteilen an Risiken, die in Rückdeckung übernommen worden sind. Die Abgabe erfolgt an andere Rückversicherer gegen eine anteilige oder gesondert kalkulierte Prämie.

Risiko, versichertes: Unter Risiko versteht man die Gefahr, die zum Eintritt eines Schadens führen kann. Das versicherte Risiko ist Gegenstand des Versicherungsvertrags.

Rückstellung: Passivposten am Bilanzstichtag zur Erfüllung von Verbindlichkeiten, die dem Grunde nach bestehen, wobei die Höhe und/oder der Zeitpunkt der Fälligkeit noch nicht bekannt ist. Versicherungstechnisch z. B. für bereits eingetretene, jedoch noch nicht oder nur teilweise regulierte Versicherungsfälle (= Rückstellung für noch nicht abgewickelte Versicherungsfälle, kurz: Schadenrückstellung).

Rückversicherer: Gesellschaft, die gegen eine vereinbarte Prämie Risiken bzw. Portefeuillesegmente von einem → Erstversicherer oder einem anderen Rückversicherer übernimmt.

Schadenexzedentenvertrag: Vgl. → Nichtproportionale Rückversicherung

Schaden-/Kostenquote: Summe der Schaden- und Kostenquote.

Schadenquote: Verhältnis der Schadenaufwendungen im → Eigenbehalt (auch: Selbstbehalt) zu den verdienten (Brutto- oder Netto-) Prämien.

Schaden-(Rück-)versicherung: Zusammenfassung aller Sparten, bei denen im Versicherungsfall nicht eine fest vereinbarte Versicherungssumme (wie z. B. in der Lebens- und Unfallversicherung) bezahlt, sondern lediglich der entstandene Schaden ersetzt wird. Dieses Prinzip hat Gültigkeit in allen Sparten der Sach- und Haftpflichtversicherung.

Segmentberichterstattung: Darstellung von Vermögens- und Ertragsinformationen, untergliedert nach zweckmäßigen Kriterien, wie Geschäftsbereichen und Regionen.

Selbstbehalt: Vgl. → Eigenbehalt

Sonstige Wertpapiere, gehalten bis zur Endfälligkeit: Wertpapiere, die in Daueranlageabsicht grundsätzlich bis zur Endfälligkeit gehalten werden. Sie sind zu fortgeführten Anschaffungskosten bilanziert.

Sonstige Wertpapiere, Handelsbestand: Wertpapiere, die ausschließlich für kurzfristige Handelszwecke gehalten werden. Sie sind mit dem Verkehrswert am Bilanzstichtag bilanziert.

Sonstige Wertpapiere, jederzeit veräußerbar: Wertpapiere ohne klare Zuordnung zum Handels- bzw. Endfälligkeitsbestand; diese jederzeit veräußerbaren Wertpapiere werden mit dem Verkehrswert am Bilanzstichtag angesetzt. Marktwertveränderungen berühren nicht die Gewinn- und Verlustrechnung.

Spätschadenrückstellung (auch: IBNR – Incurred but not reported): Rückstellung bereits eingetretene, aber noch nicht gemeldete Schäden.

Statement of Financial Accounting Standards, SFAS (auch: Financial Accounting Standards, FAS): Die vom Financial Accounting Standards Board herausgegebenen Standards zur Rechnungslegung und zum Berichtswesen.

Stochastic Banker: ein Rückversicherer, der im → Stochastic Banking tätig ist.

Stochastic Banking: Die zielgerichtete finanzielle Unterstützung von Erstversicherern über einen Rückversicherungsvertrag, bei dem sich der Rückversicherer an den Originalkosten eines Versicherungsportefeuilles beteiligt und dafür als Gegenleistung einen Anteil an den zukünftigen Erträgen dieses Portefeuilles erhält. Diese Methodik wird vorwiegend bei langfristigen Produkten der Personensparten verwendet, wie der Lebens-, Renten- und Unfallversicherung.

Thesaurierung: Nichtausschüttung der Gewinne einer Unternehmung, mit der Folge einer gegenüber ausgeschütteten Gewinnen unterschiedlichen steuerlichen Behandlung.

US GAAP (United States Generally Accepted Accounting Principles): International anerkannte US-Rechnungslegungsvorschriften. Nicht alle Vorschriften, die in ihrer Summe die US GAAP darstellen, sind kodifiziert. Es zählen dazu neben schriftlich fixierten Statements z. B. auch übliche Bilanzierungspraktiken einzelner Branchen.

Verbriefungsinstrumente: Innovative Instrumente zur Übertragung von Rückversicherungsgeschäft in die Kapitalmärkte mit dem Ziel einer Refinanzierung oder Platzierung von Versicherungsrisiken.

Versicherter Schaden: Gibt den Gesamtbetrag der von der Versicherungswirtschaft insgesamt (Erst- und Rückversicherer) gedeckten Schäden wieder.

Versicherungstechnisches Ergebnis: Saldo aus Erträgen und Aufwendungen, die dem Versicherungsgeschäft zugeordnet und in der versicherungstechnischen Gewinn- und Verlustrechnung ausgewiesen werden.

Vertragsrückversicherung: Vgl. → Obligatorische Rückversicherung

Volatilität: Schwankungsmaß der Variabilität von Wertpapierkursen, Zinssätzen und Devisen. Allgemein üblich ist die Messung der Volatilität eines Wertpapierkurses durch die Berechnung der Standardabweichungen relativer Kursdifferenzen.

Volkswirtschaftlicher Schaden: Gesamter, auf Grund eines Schadenereignisses für die betroffene Volkswirtschaft eingetretener Wertverlust. Der volkswirtschaftliche Schaden ist vom versicherten Schaden zu unterscheiden. Der versicherte Schaden

Zedent: Erst- oder Rückversicherer, der Anteile der von ihm versicherten oder rückversicherten Risiken gegen eine Prämie an einen Rückversicherer abgibt (zediert).

Zession: Abtretung eines Risikos durch den Erstversicherer an den Rückversicherer.

Fotografie: Zippo, Hamburg

Hannover
Rückversicherungs-AG

Karl-Wiechert-Allee 50
30625 Hannover

Telefon +49/5 11/56 04-0
Fax +49/5 11/56 04-11 88
info@hannover-re.com

www.hannover-rueck.de

Investor Relations/
Public Relations

Ralf Arndt

Telefon +49/5 11/56 04-15 00
Fax +49/5 11/56 04-16 48
ralf.arndt@hannover-re.com

Investor Relations

Holger Verwold

Telefon +49/5 11/56 04-17 36
Fax +49/5 11/56 04-16 48
holger.verwold@hannover-re.com

Public Relations

Gabriele Handrick

Telefon +49/5 11/56 04-15 02
Fax +49/5 11/56 04-16 48
gabriele.handrick@hannover-re.com

hannover **re**

PRESS RELEASE

Net income generated despite extraordinary losses associated with 11 September

- **Property and casualty reinsurance heavily impacted, all other business segments on target or above**
- **Net embedded value of the life and health reinsurance portfolio surpasses EUR 1 billion for the first time**
- **Stronger demand causes premium income in financial reinsurance to double**
- **Program business on the upswing again**

Hannover, 25 April 2002: The largest loss in the history of the insurance industry – the terrorist attacks in the USA on 11 September 2001 – interrupted the long streak of record results generated by Hannover Re. As reported by Wilhelm Zeller, Chairman of the Executive Board, at today's press briefing on the annual results in Hannover, the company is nevertheless proud to have successfully withstood an event of such unimaginable dimensions and even achieved net income – albeit on a modest level – of EUR 11 million (previous year: EUR 365 million).

Strong organic growth boosts gross premium income by 38%

The portfolio developed very favourably, albeit this success was overshadowed by the losses due to the terrorist attacks. Gross premium income comfortably surpassed EUR 10 billion for the first time, reaching EUR 11.5 billion. This corresponds to a growth of EUR 3.2 billion or 38% (previous year: 24%). Of this increase 1.3 percentage points were attributable to exchange rate movements.

Following an unattractive phase, which prevailed well into 2000, the property and casualty reinsurance market began to recover appreciably in the first half of 2001 – a trend that gained substantial added impetus from the events of 11 September. Hannover Re optimally exploited this recovery. With premium growth of 45.9% or around EUR 1.6 billion as well as far-reaching improvements in terms and conditions, the group successfully increased both its market share and the profitability. Financial reinsurance doubled its premium volume. Program business also showed pleasing growth of 24.5%, or as much as 66.1% for net account (i.e. in terms of premiums retained). Gross premium income in life and health reinsurance climbed by 13% to EUR 2.4 billion; including the premium

...

deposits for unit-linked products as well as similar revenues not recognised as premiums under US GAAP, gross premiums were as high as EUR 2.7 billion (previous year: EUR 2.5 billion).

With disproportionately strong premium growth and a highly satisfactory result, the fourth quarter was extremely favourable, including extremely low losses. Hannover Re, one of the few reinsurers to maintain quotation service without interruption in the hard-hit lines even after 11 September, responded rapidly and was therefore able to write very lucrative high-premium business. This served to expand the market share and profitability as early as the fourth quarter 2001.

Diversification strategy prevents balance sheet deficit

The major markets for **property and casualty reinsurance** had already bottomed out by the beginning of the year under review, and conditions had begun to improve. While the burden of losses in the first half-year was within our expectations, this situation changed abruptly with the events of 11 September. In particular, aviation insurance – in which Hannover Re ranks among the market leaders – suffered losses on a hitherto unheard-of scale. The aviation market responded, however, by immediately implementing substantial premium increases and by reducing the scope of liability. As Mr. Zeller emphasised: "We exploited fully the improved terms and conditions and thus made the most of the profit opportunities. In aviation business alone we generated premium growth in excess of 150% due to these market conditions".

Overall, the events of 11 September produced a net burden before tax in the order of EUR 400 million. The anticipated consolidated net income before tax for 2001 was thus almost entirely eroded. The profit contribution of property and casualty reinsurance amounted to EUR -75.5 million (previous year EUR 267 million) after tax.

The terrorist attacks on the USA placed an unprecedented strain on the property and casualty reinsurance segment. As Mr. Zeller pointed out: "Had it not been for the compensatory effect of our other strategic segments, we would have been unable to absorb the 11 September losses without depletion of our equity base". Mr. Zeller observed that the value of the diversification strategy pursued for a number of years – under which the Group is able to draw on four earnings sources that are independent from each other – had been impressively demonstrated.

The expansion of premium income in **life and health reinsurance** (incl. premium deposits) of 13% was primarily attributable to unit-linked life and annuity products. The drivers of growth were especially the German-speaking markets and Great Britain. Net income before tax improved by a pleasing 44% to EUR 44.4 million. Mr. Zeller remarked: "With our business model as a financing reinsurer and as a product partner for innovative life and annuity products, we belong to

the leading worldwide reinsurers and we are operating in a market with little competition". The terrorist attacks on the World Trade Center and the Pentagon only minimally impacted Hannover Re's life and health portfolio, since in the US the company scarcely transacts business involving a traditional risk transfer. Measured in terms of its so-called net embedded value, the value of Hannover Re's portfolio of life and health reinsurance surpassed EUR 1 billion for the first time.

Following a disappointing financial year 2000 – owing to the performance of the subsidiary Clarendon Insurance Group, New York – results in **program business** improved significantly. By acquiring attractive new programs and securing sizeable premium increases for existing programs, Clarendon substantially expanded its position in the US market. It now ranks as the undisputed market leader in the United States. The enlargement of European program business, which is transacted by Inter Hannover in London, also progressed very well. In Great Britain it was already possible to generate a premium volume of EUR 200 million. The motor insurance market, in particular, currently offers highly profitable business, and disproportionately strong growth was achieved in this sector. The company's conviction that program business – primarily known to date in the USA – can be successfully transacted in the European market has thus been reinforced. Overall, the combined ratio of 92% was satisfactory. The technical result improved from EUR -7 million to EUR 40 million, while net income before and after taxes amounted to EUR 29 million (previous year: EUR 3 million) and EUR 18 million (previous year: EUR 3 million), respectively.

Financial reinsurance continued to profit from growing demand for non-traditional reinsurance solutions where the primary emphasis is not on risk transfer. With prices for property and casualty reinsurance rising steeply on major markets in the wake of 11 September, clients increasingly looked to alternative reinsurance products. Hannover Re grew its gross premium income by 100% to EUR 1.7 billion. The operating result increased – despite the high level of the previous year – by a further 23.4% to EUR 66.7 million. As Mr. Zeller emphasised: "Financial reinsurance once again constitutes the Group's most profitable business segment".

Pleasing rise in net investment income

Given the extremely difficult general climate on the capital markets in 2001, Hannover Re was able to generate satisfactory net investment income. Despite the lower average return on investments, ordinary income rose by 18% to EUR 942 million due to strong portfolio growth. After allowing for price gains/losses and deducting expenses, net investment income was boosted by 9% to EUR 946 million.

...

Overall result positive despite "annus horribilis"

Net income before taxes declined in the year under review from EUR 304 million to EUR 53 million, largely due to the losses associated with 11 September. Unlike in the previous year, the result was not improved by special tax effects. The tax charge for the year under review was EUR 18 million (previous year: positive tax result of EUR 129 million). Overall, this produced consolidated net income of EUR 11 million and earnings per share of EUR 0.34. Had it not been for these extraordinary loss events, net income would have been higher by roughly EUR 230 million. Earnings per share would have reached EUR 7.44 and once more met the target figure. In view of the immense strain placed on the total result by the terrorist attacks, for the first time a dividend distribution will not be proposed to the Annual General Meeting.

Outlook for 2002

Mr. Zeller considers the prospects for the current year to be extremely promising. Following the hardening of the reinsurance markets in late 2000/early 2001, significant rate increases and improvements in conditions were possible in **property and casualty reinsurance** – especially in those markets and lines of business most severely impacted by the terrorist attacks. "Hannover Re will take full advantage of these circumstances in order to profit disproportionately strongly from the market opportunities", explained Mr. Zeller. The company reinforced the foundations necessary to achieve this goal by implementing a series of capital measures, raising more than EUR 800 million of equity and equity substitutes in the course of the past twelve months. The division for specialty business (responsible for the specialty lines of aviation and marine as well as London Market reinsurance business – all of which suffered enormous losses on 11 September) is, for example, planning to enlarge its premium volume by an average of 150% in 2002. "In some areas of our aviation business we anticipate a tenfold increase in premium volume", explained Mr. Zeller. Furthermore, Hannover Re expects to significantly enhance the profitability of the business by reducing the risk in many areas of property and casualty reinsurance at the same or even increased rates. Lines of business unaffected by the terrorist attacks also showed significant rate increases. Overall, the treaty renewal season for the financial year 2002 promises a sharp rise in the profitability of property and casualty reinsurance. "Our goal is to recoup the losses from the terrorist attacks within at most three years", emphasised Mr. Zeller.

In **life and health reinsurance** Hannover Re's medium-term objective is to reach the number three ranking in the world market. Organic growth in the order of 10 - 20% per year is planned. In the future the company will continue to focus on the non-traditional business model of "stochastic banking". The company expects that further expansion of unit-linked life insurance in continental Europe will generate a consistent need

for financing among clients, thereby creating further growth potential.

In **program business** Clarendon will continue to realign its underwriting orientation. The other US writer of program business, the Chicago-based Insurance Corporation of Hannover, will maintain its focus on profitable niche business. Inter Hannover in London, which has performed extremely successfully in the year under review, will further expand program business in Europe. Program business as a whole is therefore expected to show a further improvement in results.

The hardening of the worldwide traditional reinsurance market has fostered growing interest in **financial reinsurance**. In the future this will lead to an enlargement of the customer base and diversification of the product range, but there will be a slowdown in the very rapid premium growth of recent years.

Based on current expectations, Hannover Re anticipates that its four strategic business segments will generate clear double-digit growth in total gross premium income. As Mr. Zeller explained: "In this hard market the structure of our portfolio will shift again in favour of property and casualty reinsurance".

The situation of the **capital markets** remains difficult. The increase in the investment portfolio should boost ordinary income, so that overall net investment income is anticipated to be on par with the previous year.

Based on the expected performance of technical business and assuming that both the major loss incidence and capital market developments remain within normal parameters, **net income before tax** should at least revert to the level of previous years. Accordingly, Mr. Zeller emphasised that he anticipates net income after tax and earnings per share to be highly satisfactory.

For further information, please contact Ralf Arndt (tel. +49/511/56 04-15 00; fax +49/511/56 04-16 48, e-mail ralf.arndt@hannover-re.com) or visit our website **www.hannover-re.com**.

Hannover Re, *with gross premiums of approx. EUR 12 bn., is the fifth-largest reinsurance group in the world. It transacts all lines of property/casualty, life/health and financial/finite-risk reinsurance as well as program business. It maintains business relations with more than 2,000 insurance companies in over 100 countries. Its worldwide network consists of more than 100 subsidiaries, branch and representative offices in 19 countries. The American rating agencies Standard & Poor's and A.M. Best have awarded Hannover Re a rating of AA ("Very Strong") and A+ ("Superior"), respectively*

2001 RESULTS *by segment*

in m. €	Property/Casualty		Life/Health		Financial		Program Business		Total	
	2001	2000	2001	2000	2001	2000	2001	2000	2001	2000
Gross written premiums	4,938	3,385	2,371	2,091	1,741	870	2,457	1,974	11,507	8,320
Change in GWP	45.9%	29.5%	13.4%	(5.8%)	100.0%	71.1%	24.5%	44.8%	38.3%	24.1%
Net premiums earned	2,989	2,524	1,740	1,592	1,280	801	486	293	6,496	5,210
Underwriting result	(481)	(206)	(146)	(122)	(291)	(114)	40	(7)	(878)	(449)
Net investment income	361	472	197	204	358	168	30	25	946	869
Operating result before other expenses	(120)	266	51	83	67	54	70	17	67	419
Other income and expenses*	38	(46)	(6)	(52)	(5)	(3)	(40)	(15)	(14)	(115)
Pre-tax result	(82)	220	44	31	61	51	29	3	53	304
Taxes	14	109	(16)	28	(6)	(4)	(10)	(3)	(18)	129
Minority interest	(8)	(62)	(5)	(5)	(10)	(6)	(1)	4	(25)	(68)
Net income	(76)	267	23	54	46	41	18	3	11	365
Operating Ratio	104,0 %	89,5 %	97,1 %	94,8 %	94,8 %	93,3 %	85,6 %	94,1 %	99,0 %	91,9 %

* *e.g. interest for hybrid capital, goodwill write-off, general overhead expenses*

Trotz außergewöhnlicher Schadenbelastung durch Jahrhundertereignis Jahresüberschuss erwirtschaftet

- **Schaden-Rückversicherung stark betroffen, alle übrigen Geschäftsfelder im/über Plan**
- **Nettoportefeuillewert der Personen-Rückversicherung erstmals über 1 Mrd. EUR**
- **Erhöhte Nachfrage führt zu Prämienverdoppelung in der Finanz-Rückversicherung**
- **Talsohle im Programmgeschäft durchschritten**

Hannover, 25. April 2002: Der größte Schaden in der Geschichte der Versicherungswirtschaft – die Terroranschläge in den USA am 11. September 2001 – hat die langjährige Serie der Rekordergebnisse der Hannover Rück unterbrochen. Wie der Vorstandsvorsitzende Wilhelm Zeller anlässlich der Bilanz-Pressekonferenz in Hannover mitteilte, sei man dennoch stolz darauf, dieses unvorstellbare Ereignis gut verkraftet zu haben und sogar einen – wenn auch geringen – Jahresüberschuss von 11 Mio. EUR (Vj. 365 Mio. EUR) erzielt zu haben.

Starkes organisches Wachstum lässt Bruttoprämie um 38 % wachsen

Das Portefeuille entwickelte sich sehr erfreulich, allerdings wurde dies überlagert durch die Verluste aus den Terroranschlägen. Erstmals überstieg die Bruttoprämie deutlich die 10-Milliarden-Euro-Marke und erreichte 11,5 Mrd. EUR. Dies entspricht einem Wachstum um 3,2 Mrd. EUR bzw. 38 % (24 %). Davon waren 1,3 Prozentpunkte auf Veränderungen der Währungskurse zurückzuführen.

Nachdem sich die Schaden-Rückversicherung bis weit in das Jahr 2000 hinein in einer unattraktiven Marktphase befand, setzte im ersten Halbjahr 2001 eine deutliche Markterholung ein, die durch die Ereignisse vom 11. September kräftig verstärkt wurde. Von dieser Erholung hat die Hannover Rück uneingeschränkt profitiert; der Marktanteil und die Profitabilität des Geschäfts konnten durch eine Prämiensteigerung von 45,9 % oder rund 1,6 Mrd. EUR und weitreichende Konditionsverbesserungen sehr erfreulich erhöht werden. Die Finanz-Rückversicherung konnte ihr Prämienvolumen verdoppeln. Erfreulich entwickelte sich auch das Programmgeschäft, das um 24,5 % gewachsen ist, netto (für

den Selbstbehalt) sogar um 66,1 %. Die Bruttoprämie in der Personen-Rückversicherung stieg um 13 % auf 2,4 Mrd. EUR – unter Berücksichtigung der Prämiendepots für fondsgebundene Produkte und ähnliche Einnahmen, die nach US GAAP nicht als Prämien zählen, beläuft sich die Bruttoprämie sogar auf 2,7 Mrd. EUR (2,5 Mrd. EUR).

Das 4. Quartal stellte sich mit einer überproportionalen Prämienentwicklung und einem sehr erfreulichen Ergebnis äußerst positiv dar. Die schnelle Reaktion der Hannover Rück, die auch nach dem 11. September ihren Quotierungsservice als einer der wenigen Rückversicherer ohne Unterbrechung aufrechterhielt, führte zur Zeichnung von sehr prämien- und ertragsstarkem Geschäft, das nahezu schadenfrei blieb. Dies führte bereits im 4. Quartal zum Ausbau des Marktanteils und der Profitabilität.

Diversifizierungsstrategie verhindert Bilanzverlust

In wesentlichen Versicherungsmärkten der **Schaden-Rückversicherung** war die Talsohle zu Beginn des Berichtsjahres bereits durchschritten, und die Konditionen entwickelten sich wieder positiv. Während die Schadenbelastung in der ersten Jahreshälfte im Rahmen der Erwartungen verlief, fand diese Entwicklung mit den Ereignissen des 11. September ein jähes Ende. Dabei wurde insbesondere die Luftfahrtversicherung – in der die Hannover Rück zu den Marktführern gehört – von Schäden in bisher nicht gekannter Höhe getroffen. Allerdings reagierte der Luftfahrtmarkt umgehend mit substanziellen Prämiensteigerungen und einer Reduzierung des Haftungsumfangs. „Wir haben die verbesserten Bedingungen vollumfänglich genutzt und unsere Gewinnchancen entsprechend wahrgenommen. Allein in Luftfahrt erzielten wir auf Grund dieser Marktbedingungen einen Prämienzuwachs von mehr als 150 %", betonte Zeller.

Insgesamt führten die Ereignisse des 11. September zu einer Netto-Belastung von rund 400 Mio. EUR vor Steuern. Das für das Jahr 2001 erwartete Konzern-Vorsteuerergebnis wurde damit nahezu gänzlich aufgezehrt. Der Ergebnisbeitrag der Schaden-Rückversicherung betrug -75,5 Mio. EUR (267 Mio. EUR) nach Steuern.

Die Terrorangriffe auf die USA haben dazu geführt, dass das Geschäftsfeld der Schaden-Rückversicherung in bisher ungekannter Größenordnung belastet wurde. „Ohne den Ausgleich über die übrigen strategischen Geschäftsfelder hätten wir die Schäden vom 11. September nicht ohne Eigenkapitalverlust schultern können", unterstrich Zeller. Der Beweis für die Richtigkeit der seit Jahren verfolgten Diversifizierungsstrategie, die dem Konzern vier voneinander unabhängige Ertragsquellen eröffnet, sei eindrucksvoll erbracht worden, merkte Zeller an.

Der Ausbau des Geschäftsvolumens in der **Personen-Rückversicherung** (inkl. Prämiendepots) um 13 % ist vorwiegend auf fondsgebundene Lebens- und Rentenprodukte zurückzuführen. Wachstumsimpulse resultierten vor allem aus den deutschsprachigen Ländern und Großbritannien. Das Ergebnis vor Steuern konnte erfreulich um 44 % auf 44,4 Mio. EUR gesteigert werden. „Mit unserem Geschäftsmodell des Finanzierungsrückversicherers sowie als Produktpartner für innovative Lebens- und Rentenversicherungen gehören wir zu den weltweit führenden Rückversicherern und agieren in einem wenig wettbewerbsintensiven Marktumfeld", betonte Zeller. Die Terroranschläge auf das World Trade Center und das Pentagon haben das Portefeuille der Hannover Rück in diesem Geschäftsfeld nur geringfügig getroffen, weil das Unternehmen in den USA kaum im Bereich des konventionellen Risikotransfers aktiv ist. Erstmalig stieg der Wert des Personen-Rückversicherungsbestandes der Hannover Rück, gemessen an dem so genannten Netto-Portefeuillewert, auf über 1 Mrd. EUR.

Nach einem enttäuschenden Geschäftsjahr 2000 – verursacht durch die Tochtergesellschaft Clarendon Insurance Group, New York – haben sich die Ergebnisse im **Programmgeschäft** deutlich verbessert. Durch Übernahme neuer, attraktiver Programme und über die Durchsetzung substanzieller Prämienerhöhungen für bestehende Programme gelang es der Clarendon, ihre Stellung im amerikanischen Markt deutlich auszubauen. Heute ist sie der unangefochtene Marktführer in den USA. Weiterhin erfreulich entwickelte sich der Ausbau des europäischen Programmgeschäfts, das von der Inter Hannover in London betrieben wird. In Großbritannien konnte bereits ein Prämienvolumen von 200 Mio. EUR generiert werden. Insbesondere der Kraftfahrt-Versicherungsmarkt bietet derzeit sehr profitables Geschäft; hier ist das Unternehmen überproportional gewachsen. Die Gesellschaft sieht sich in ihrer Meinung bestärkt, dass das bisher hauptsächlich in den USA bekannte Programmgeschäft auch auf dem europäischen Markt erfolgreich betrieben werden kann. Insgesamt ergab sich mit 92 % eine zufrieden stellende Schaden-/Kostenquote. Das versicherungstechnische Ergebnis verbesserte sich von - 7 Mio. EUR auf rund 40 Mio. EUR, das Vor- und Nachsteuer-Ergebnis auf 29 Mio. EUR (3 Mio. EUR) bzw. 18 Mio. EUR (3 Mio EUR).

Die **Finanz-Rückversicherung** profitiert weiterhin von einer steigenden Nachfrage nach nichttraditionellen Rückversicherungslösungen, bei denen der Risikotransfer nicht im Vordergrund steht. Nachdem auf wichtigen Märkten die Preise in der Schaden-Rückversicherung nach dem 11. September sehr stark gestiegen waren, suchten die Zedenten vermehrt nach alternativen Rückversicherungsprodukten. Die Hannover Rück konnte ihre Bruttoprämie um 100 % auf 1,7 Mrd. EUR steigern. Das operative Ergebnis stieg – trotz hoher Vorjahresbasis – noch einmal um 23,4 % auf 66,7 Mio. EUR. „Die Finanz-Rückversicherung stellt sich einmal mehr als unser renditestärkstes Geschäftsfeld im Konzern dar", betonte Zeller.

Kapitalanlageergebnis erfreulich gesteigert

Angesichts der äußerst schwierigen Rahmenbedingungen auf den Kapitalmärkten im Jahre 2001 konnte die Hannover Rück zufrieden stellende Nettoerträge erwirtschaften. Trotz der rückläufigen Durchschnittsverzinsung der Kapitalanlagen haben sich die laufenden Kapitalanlageerträge auf Grund der stark gestiegenen Anlagebestände um 18 % auf 942 Mio. EUR erhöht. Unter Berücksichtigung der Kursgewinne und -verluste und nach Abzug der Aufwendungen konnte ein um 9 % gesteigertes Netto-Kapitalanlageergebnis von 946 Mio. EUR erzielt werden.

Trotz des „annus horribilis" Gesamtergebnis noch positiv

Das Vorsteuerergebnis sank im Berichtsjahr von 304 Mio. EUR auf 53 Mio. EUR, im Wesentlichen bedingt durch die Schäden des 11. September. Anders als im Vorjahr wurde das Ergebnis nicht durch steuerliche Sondereffekte entlastet. Der Steueraufwand beträgt für das Berichtsjahr 18 Mio. EUR (Vj. Steuerertrag von 129 Mio. EUR). Insgesamt führt dies zu einem Konzern-Jahresüberschuss von 11 Mio. EUR bzw. einem Ergebnis je Aktie von 0,34 EUR. Ohne diese außerordentlichen Schadenereignisse wäre das Ergebnis rund 230 Mio. EUR höher ausgefallen. Das Ergebnis je Aktie hätte mit insgesamt 7,44 EUR wiederum die Zielvorgaben erfüllt. Angesichts der aus den Terrorangriffen resultierenden immensen Belastung des Gesamtergebnisses wird erstmals der Hauptversammlung keine Dividendenausschüttung vorgeschlagen.

Ausblick auf 2002

Die Perspektiven für das laufende Jahr sieht Zeller ausgesprochen positiv. Nachdem es bereits Ende 2000/Anfang 2001 zu einer Verhärtung der Rückversicherungsmärkte kam, wurden in der **Schaden-Rückversicherung**, und zwar vor allem in jenen Märkten und Sparten, die von den Terroranschlägen besonders betroffen waren, deutliche Prämienerhöhungen und Konditionsverbesserungen möglich. „Die Hannover Rück nutzt diese Bedingungen, um überproportional an den Marktchancen zu partizipieren", erklärte Zeller. Die Voraussetzungen dafür schuf das Unternehmen durch eine Reihe von Kapitalmaßnahmen, womit im Laufe der letzten zwölf Monate mehr als 800 Mio. EUR an Kapital- und Kapitalsubstituten aufgenommen wurden. Der Zentralbereich Specialty beispielsweise (zuständig für die Spezialgeschäfte Luftfahrt, Transport und Rückversicherungsgeschäft des Londoner Marktes – alle hatten am 11. September massive Verluste erlitten) plant für das Jahr 2002 eine Ausweitung des Geschäftsvolumens um durchschnittlich 150 %. „In einigen Bereichen unseres Luftfahrtgeschäftes gehen wir von einer Verzehnfachung unseres Volumens aus", erklärte Zeller. Darüber hinaus erwartet die Hannover Rück eine signifikant gestiegene Profitabilität dieses Geschäfts aus der Reduzierung des Risikos in vielen Teilbereichen der Schaden-

Rückversicherung zu gleichen oder sogar zu erhöhten Raten. Auch Sparten, die unbeeinflusst von den Terroranschlägen waren, wiesen deutliche Ratenerhöhungen auf. Insgesamt lässt die Vertragserneuerungssaison für das Geschäftsjahr 2002 auf eine starke Erhöhung der Profitabilität der Schaden-Rückversicherung schließen. „Es ist unser Ziel, die Verluste aus den Terroranschlägen spätestens in drei Jahren wieder zurückzuverdienen", betonte Zeller.

In der **Personen-Rückversicherung** will die Hannover Rück mittelfristig Rang drei auf dem Weltmarkt einnehmen. Das organische Wachstum sollte zwischen 10 bis 20 % pro Jahr betragen. Auch zukünftig liegt der Fokus der Gesellschaft auf dem nichttraditionellen Geschäftsmodell des „Stochastic Banking". Das Unternehmen geht davon aus, dass das weitere Wachstum im Bereich der fondsgebundenen Lebensversicherung in Kontinentaleuropa zu einem ungebrochenen Finanzierungsbedarf bei den Kunden führen wird und damit entsprechendes Wachstumspotenzial bietet.

Im **Programmgeschäft** wird bei der Clarendon die operative Neuausrichtung fortgeführt. Der zweite amerikanische Anbieter von Programmgeschäft, die Insurance Corporation of Hannover, setzt mit ihrer Niederlassung in Chicago weiter auf profitables Nischengeschäft. Die Inter Hannover in London, die bereits im Berichtsjahr äußerst erfolgreich agierte, wird das Programmgeschäft in Europa weiter ausbauen. Für das Programmgeschäft insgesamt ist von einer weiteren Verbesserung der Ergebnissituation auszugehen.

Der starke Preisanstieg in der traditionellen Rückversicherung lässt das Interesse an der **Finanz-Rückversicherung** weiter steigen. Dies wird in der Zukunft zu einer Erweiterung des Kundenstamms und zu einer Diversifizierung der Produktpalette führen. Das rasante Prämienwachstum der Vorjahre wird sich aber verlangsamen.

Auf Basis der aktuellen Erwartungen rechnet die Hannover Rück für ihre vier strategischen Geschäftsfelder insgesamt mit einem deutlich zweistelligen prozentualen Wachstum der Bruttoprämie. „Die Struktur unseres Portefeuilles wird sich in diesem harten Markt wieder zu Gunsten der Schaden-Rückversicherung verschieben", erklärte Zeller.

Die Situation auf den **Kapitalmärkten** ist unverändert schwierig. Durch wachsende Kapitalanlagebestände sollte das ordentliche Kapitalanlageergebnis steigen; so dass insgesamt mit einem Ergebnis auf Vorjahresniveau gerechnet werden kann.

Das **Vorsteuerergebnis** sollte – bedingt durch die Erwartungen im Bereich der Versicherungstechnik und normale Verhältnisse bezüglich des Großschadenanfalls und der Kapitalmarktbedingungen unterstellt – mindestens wieder an die Vorjahre anknüpfen. Entsprechend dürfte sich das Nachsteuerergebnis

und der Gewinn je Aktie aus heutiger Sicht recht erfreulich darstellen, unterstrich Zeller.

Für weitere Informationen wenden Sie sich bitte an Ralf Arndt (Tel.: 0511/56 04-15 00, Fax: 0511/56 04-16 48, E-mail: ralf.arndt@hannover-re.com) oder besuchen Sie uns im Internet unter **www.hannover-rueck.de**.

Die Hannover Rück *ist mit einem Prämienvolumen von rund 12 Mrd. EUR die fünftgrößte Rückversicherungsgruppe der Welt. Sie betreibt alle Sparten der Schaden-, Personen- und Finanz-Rückversicherung sowie Programmgeschäft und unterhält Rückversicherungsbeziehungen mit rund 2.000 Versicherungsgesellschaften in mehr als 100 Ländern. Ihre weltweite Infrastruktur besteht aus über 100 Tochter- und Beteiligungsgesellschaften, Niederlassungen und Repräsentanzen in 19 Ländern. Das Deutschland-Geschäft der Gruppe wird von der Tochtergesellschaft E+S Rück betrieben. Die amerikanischen Rating-Agenturen Standard & Poor's und A.M. Best haben sowohl Hannover Rück als auch E+S Rück ein AA ("Very Strong") bzw. A+ ("Superior") Rating zuerkannt.*

ALLE STRATEGISCHEN GESCHÄFTSFELDER *auf einen Blick*

in Mio. €	Schaden-RV		Personen-RV		Finanz-RV		Programm-geschäft		Gesamt	
	2001	2000	2001	2000	2001	2000	2001	2000	2001	2000
Gebuchte Bruttoprämien	4.938	3.385	2.371	2.091	1.741	870	2.457	1.974	11.507	8.320
Veränd. der Bruttoprämien	45,9 %	29,5 %	13,4 %	-5,8 %	100,0 %	71,1 %	24,5 %	44,8 %	38,3 %	24,1 %
Verdiente Prämien f. e. Rg.	2.989	2.524	1.740	1.592	1.280	801	486	293	6.496	5.210
Vers.-techn. Ergebnis	-481	-206	-146	-122	-291	-114	40	-7	-878	-449
Kapitalanlageergebnis	361	472	197	204	358	168	30	25	946	869
Operatives Ergebnis vor allg. Aufwendungen*	-120	266	51	83	67	54	70	17	67	419
Allgemeine Erträge/Aufwendungen*	38	-46	-6	-52	-5	-3	-40	-15	-14	-115
Ergebnis vor Steuern	-82	220	44	31	61	51	29	3	53	304
Steueraufwand/-ertrag	14	109	-16	28	-6	-4	-10	-3	-18	129
Anderen Gesellschaftern zustehendes Ergebnis	-8	-62	-5	-5	-10	-6	-1	4	-25	-68
Jahresüberschuss	*-76*	*267*	*23*	*54*	*46*	*41*	*18*	*3*	*11*	*365*
Operating Ratio	104,0 %	89,5 %	97,1 %	94,8 %	94,8 %	93,3 %	85,6 %	94,1 %	99,0 %	91,9 %

* *z. B. Zinsen für Hybrid-Kapital, Goodwill-Abschreibung, allg. Verwaltungsaufwendungen*

hannover **rück**

Bericht über das **GESCHÄFTSJAHR**

2001

ENTWURF

36. Geschäftsjahr

hannover **rück**

KENNZAHLEN der Hannover Rückversicherungs-AG

in Mio. EUR	2001	+/- Vorjahr	2000	1999
Gebuchte Bruttoprämien	5 633,4	+25,4 %	4 491,4	3 611,3
Verdiente Nettoprämien	2 736,3	+3,3 %	2 649,0	2 216,5
Versicherungstechnisches Ergebnis	-328,8	+68,3 %	-195,4	-156,6
Veränderung der Schwankungsrückstellung u. ä.	-85,1	-253,1 %	55,6	53,9
Kapitalanlageergebnis	481,3	-16,1 %	573,5	524,4
Vorsteuerergebnis	14,0	-88,5 %	121,5	108,8
Jahresüberschuss	0,2	-99,7 %	71,7	95,8
Kapitalanlagen	9 116,3	+20,4 %	7 574,0	7 259,9
Eigenkapital einschließlich Genussrechtskapital	601,9	+47,7 %	407,6	406,0
Schwankungsrückstellung u. ä.	717,2	-10,6 %	802,2	746,6
Versicherungstechnische Rückstellungen (netto)	7 192,5	+16,5 %	6 173,8	5 413,8
Gesamte Garantiemittel	8 511,6	+15,3 %	7 383,6	6 566,4
Mitarbeiter	509	+41	468	489
Selbstbehalt	50,9 %		61,4 %	61,0 %
Schadenquote*	89,9 %		73,2 %	79,8 %
Kostenquote*	25,8 %		33,3 %	28,5 %
Kombinierte Schaden-/Kostenquote*	115,7 %		106,5 %	108,3 %

*ohne Lebensrückversicherung

Aufsichtsrat

Wolf-Dieter Baumgartl Hannover Vorsitzender Vorsitzender des Vorstands des HDI Haftpflichtverband der Deutschen Industrie V.a.G.	Vorsitzender des Aufsichtsrats - ASPECTA Lebensversicherung AG - ASPECTA Versicherung AG - CiV Lebensversicherung AG - CiV Versicherung AG - E+S Rückversicherungs-AG - HDI International Holding N.V., Niederlande - HDI Lebensversicherung AG - HDI Rechtsschutz Versicherung AG
	Mitglied des Aufsichtsrats - PB Lebensversicherung AG - PB Versicherung AG
	Mitglied des Verwaltungsrats - HDI Assicurazioni SpA, Italien
Dr. Paul Wieandt Hof/Saale stellv. Vorsitzender Vorsitzender der Geschäftsleitung der SchmidtBank GmbH & Co. KGaA	Vorsitzender des Aufsichtsrats - Consors Discount Broker AG - Franken-Invest Kapitalanlagegesellschaft mbH
	Mitglied des Aufsichtsrats - HDI Asset Management GmbH** - HPL Holding B.V., Niederlande** - Trespa International B.V., Niederlande**
	Vorsitzender des Beirats - Peters Associates AG** - SIM Spielbank Investitions-, Beteiligungs- und Management GmbH & Co. KG**
	Präsident des Verwaltungsrats - SchmidtBank (Schweiz) AG, Schweiz
Karola Böhme Barsinghausen*	
Dr. Horst Dietz Singapur Region Manager North and Southeast Asia der ABB Asea Brown Boveri AG	Vorsitzender des Aufsichtsrats - ABB Asia Pacific Ltd., Hongkong - ABB Holdings Sdn Bhd, Malaysia - Asea Brown Boveri Ltd., Südkorea
	Mitglied des Aufsichtsrats - ABB Inc., Philippinen - ABB Ltd., Thailand - ABB Treasury Centre (Asia Pacific) Pte Ltd., Singapur - Asea Brown Boveri Ltd., Taiwan - Bilfinger & Berger AG** - PT ABB Sakti Industri, Indonesien - PT ABB Transmission and Distribution, Indonesien - RHEINHYP Rheinische Hypothekenbank AG**

	Mitglied des Verwaltungsrats (bis 30. Juni 2001) - ABB (Schweiz) AG, Schweiz
Karl Heinz Midunsky München Corporate Vice President and Treasurer der Siemens AG	Vorsitzender des Aufsichtsrats - Krauss-Maffei Wegmann Verwaltungs-GmbH
	stellv. Vorsitzender des Aufsichtsrats - Risicom Rückversicherung AG - Siemens Dematic AG - Siemens VDO Automotive AG
	Mitglied des Aufsichtsrats - BSH Bosch und Siemens Hausgeräte GmbH - Fujitsu Siemens Computers (Holdings) B.V., Niederlande - Gerling-Konzern Speziale Kreditversicherungs-AG** - Osram GmbH
	Mitglied des Verwaltungsrats - Siemens Building Technologies AG, Schweiz
Dr. Erwin Möller Hannover Mitglied des Vorstands des HDI Haftpflichtverband der Deutschen Industrie V.a.G. und der Talanx AG	Mitglied des Aufsichtsrats - AMPEGA AG - ASPECTA Assurance International AG, Liechtenstein - ASPECTA Lebensversicherung AG - CiV Lebensversicherung AG - Euro International Reinsurance S.A., Luxemburg - Hannover International Insurance (Nederland) N.V., Niederlande - Hannover International AG für Industrieversicherungen, Österreich - HDI Asset Management GmbH - HDI Assicurazioni SpA, Italien - HDI International Holding N.V., Niederlande - HDI Lebensversicherung AG - PB Lebensversicherung AG - PB Versicherung AG - MM Warburg & Co. KgaA**
	Mitglied des Beirats - E+S Rückversicherungs-AG - NORD/LB** - Commerzbank** - WEST/LB** - Arnold Jäger Holding GmbH & Cie.**
Ass. jur. Otto Müller Hannover*	
Ass. jur. Renate Schaper-Stewart Lehrte*	

Dr. Klaus Sturany Essen Mitglied des Vorstands der RWE Aktiengesellschaft	Vorsitzender des Aufsichtsrats - Shell & DEA Oil GmbH
	Mitglied des Aufsichtsrats - Babcock Borsig AG** - Commerzbank AG** - Heidelberger Druckmaschinen AG - HOCHTIEF AG - RAG AG** - RWE-DEA AG für Mineraloel und Chemie - RWE Power AG - RWE Solutions AG - RWE Trading GmbH - Thames Water plc., Großbritannien

* Arbeitnehmervertreter

** Mitgliedschaften in konzernexternen Aufsichtsräten und vergleichbaren Kontrollgremien anderer in- und ausländischer Wirtschaftsunternehmen

Vorstand

Wilhelm Zeller Vorsitzender des Vorstands - Hannover Rückversicherungs-AG, Hannover - E+S Rückversicherungs-AG, Hannover	Chairman of the Board of Directors - E+S Reinsurance (Ireland) Ltd., Dublin - Euro International Reinsurance S.A., Luxemburg - Hannover Finance (Luxembourg) S.A., Luxemburg - Hannover Life Reassurance Africa Limited, Johannesburg - Hannover Life Reassurance Company of America, Orlando - Hannover Life Reassurance (Ireland) Limited, Dublin - Hannover Life Reassurance (UK) Limited, Virginia Water - Hannover Re Advanced Solutions Limited, Dublin - Hannover Re (Bermuda) Ltd., Hamilton - Hannover Reinsurance Africa Limited, Johannesburg - Hannover Reinsurance Group Africa (Pty) Limited, Johannesburg - Hannover Reinsurance (Ireland) Ltd., Dublin - HDI Reinsurance (Ireland) Ltd., Dublin - Insurance Corporation of Hannover, Chicago
	Deputy Chairman of the Board of Directors - Hannover Life Re of Australasia Ltd, Sydney
	Member of the Board of Directors - Clarendon America Insurance Company, Trenton - Clarendon Insurance Group, Inc., Wilmington - Clarendon National Insurance Company, Trenton - Hannover Finance, Inc., Wilmington - Harbor Specialty Insurance Company, Trenton - International Insurance Company of Hannover Ltd., Virginia Water - Lion Holding, Inc., Wilmington
	Mitglied des Aufsichtsrats - Deutsche Hypothekenbank (Actien-Gesellschaft), Hannover*
	Mitglied des Beirats - Hannover Finanz GmbH, Hannover
Dr. Andreas-Peter Hecker stellv. Vorsitzender des Vorstands - Hannover Rückversicherungs-AG, Hannover (bis 31. August 2001)	
Mitglied des Vorstands - E+S Rückversicherungs-AG, Hannover (bis 31. August 2001)	
Dr. Wolf Becke Mitglied des Vorstands - Hannover Rückversicherungs-AG, Hannover - E+S Rückversicherungs-AG, Hannover	Stellvertretender Vorsitzender des Aufsichtsrats - ASPECTA Global AG, Hamburg

* Mitgliedschaften in Aufsichtsräten und vergleichbaren Kontrollgremien anderer in- und ausländischer Wirtschaftsunternehmen

	Mitglied des Aufsichtsrats - ASPECTA Lebensversicherung AG, Hamburg
	Mitglied des Verwaltungsrats - ITAS Vita SpA, Trient
	Chairman of the Board of Directors - Hannover Re Gestion de Réassurance France S.A., Paris - Hannover Re Sweden Insurance Company Limited, Stockholm
	Member of the Board of Directors - Hannover Life Reassurance Africa Limited, Johannesburg - Hannover Life Reassurance Company of America, Orlando - Hannover Life Reassurance (Ireland) Limited, Dublin - Hannover Life Reassurance (UK) Limited, Virginia Water - Hannover Reinsurance Africa Limited, Johannesburg - Hannover Reinsurance Group Africa (Pty) Limited, Johannesburg - Hannover Life Re of Australasia Ltd, Sydney - Hannover Re Services Japan, Tokio
Jürgen Gräber Mitglied des Vorstands - Hannover Rückversicherungs-AG, Hannover - E+S Rückversicherungs-AG, Hannover	Member of the Board of Directors - E+S Reinsurance (Ireland) Ltd., Dublin - Hannover Life Reassurance Africa Limited, Johannesburg - Hannover Re Advanced Solutions Limited, Dublin - Hannover Re (Guernsey) PCC Ltd., St. Peter Port - Hannover Reinsurance Africa Limited, Johannesburg - Hannover Reinsurance Group Africa (Pty) Limited, Johannesburg - Hannover Reinsurance (Ireland) Ltd., Dublin - Hannover Re Sweden Insurance Company Limited, Stockholm - Hannover Re Services Japan, Tokio - HDI Reinsurance (Ireland) Ltd., Dublin - Insurance Corporation of Hannover, Chicago
	Alternate Member of the Board of Directors - Inter-Ocean Holdings Ltd., Hamilton - Inter-Ocean Reinsurance Company Ltd., Hamilton
Herbert K. Haas Mitglied des Vorstands - Hannover Rückversicherungs-AG, Hannover - E+S Rückversicherungs-AG, Hannover (bis 31. Januar 2002)	Vorsitzender des Beirats - Hannover Finanz GmbH, Hannover Chairman of the Board of Directors - Hannover Finance (UK) Limited, Virginia Water
	Mitglied des Aufsichtsrats - HDI Asset Management GmbH, Hannover - WeHaCo Kapitalbeteiligungs AG, Hannover
	Mitglied des Verwaltungsrats - Willy Vogel Beteiligungs-GmbH, Berlin
	Member of the Board of Directors - Clarendon America Insurance Company, Trenton - Clarendon Insurance Group, Inc., Wilmington - Clarendon National Insurance Company, Trenton - E+S Reinsurance (Ireland) Ltd., Dublin

	- Hannover Finance (Luxembourg) S.A., Luxemburg - Hannover Life Reassurance Company of America, Orlando - Hannover Life Reassurance (Ireland) Limited, Dublin - Hannover Life Reassurance (UK) Limited, Virginia Water - Hannover Life Re of Australasia Ltd, Sydney - Hannover Re (Bermuda) Ltd., Hamilton - Hannover Reinsurance (Ireland) Ltd., Dublin - Harbor Specialty Insurance Company, Trenton - HR Services Asia Sdn. Bhd., Kuala Lumpur - International Insurance Company of Hannover Ltd., Virginia Water - Insurance Corporation of Hannover, Chicago - Intercontinental Reinsurance Inc., Los Angeles - Lion Holding, Inc., Wilmington - MRS Mediterranean Reinsurance Services Ltd., Hongkong
Dr. Michael Pickel Mitglied des Vorstands - Hannover Rückversicherungs-AG, Hannover - E+S Rückversicherungs-AG, Hannover	Vorsitzender des Verwaltungsrats - Hannover Re Services Italy Srl, Mailand
	Member of the Board of Directors - Mediterranean Reinsurance Services Ltd., Hongkong
Dr. Detlef Steiner Mitglied des Vorstands - Hannover Rückversicherungs-AG, Hannover - E+S Rückversicherungs-AG, Hannover (bis 31. August 2001)	
André Arrago Stellvertretendes Mitglied des Vorstands - Hannover Rückversicherungs-AG, Hannover - E+S Rückversicherungs-AG, Hannover (seit 1. September 2001)	Chairman of the Board of Directors - Hannover Services (Mexico) S.A. de C.V., Mexiko-Stadt
	Deputy Chairman of the Board of Directors - Hannover Re (Bermuda) Ltd., Hamilton - Hannover Re Gestion de Réassurance France S.A., Paris
Dr. Elke König Stellvertretendes Mitglied des Vorstands - Hannover Rückversicherungs-AG, Hannover - E+S Rückversicherungs-AG, Hannover (seit 1. Januar 2002)	
Ulrich Wallin Stellvertretendes Mitglied des Vorstands - Hannover Rückversicherungs-AG, Hannover - E+S Rückversicherungs-AG, Hannover (seit 1. September 2001)	Member of the Board of Directors - International Insurance Company of Hannover Ltd., Virginia Water

Wirtschaftliches Umfeld

2001 war wirtschaftlich ein schwieriges Jahr. Der Abschwung der Konjunktur, der bereits Mitte des Jahres 2000 begonnen hatte, verstärkte sich in der ersten Hälfte des Jahres 2001. Trotz einer stimulierenden Geldpolitik der Notenbanken verschlechterten sich die Absatz- und Ertragserwartungen der Unternehmen. Verstärkt wurde der Abschwung durch den Einbruch im Technologiesektor; hier belasteten beträchtliche Überkapazitäten die Unternehmensergebnisse.

Die Terroranschläge in den USA am 11. September 2001 trafen die Weltwirtschaft daher in einer Phase konjunktureller Schwäche ganz empfindlich. Neben kurzfristigen Beeinträchtigungen hatten die Anschläge aber auch anhaltende Auswirkungen auf das Verhalten der Konsumenten und Unternehmen. Die Unsicherheit über die weitere politische und wirtschaftliche Entwicklung hielt die Konsumenten von geplanten Käufen ab und führte die Unternehmen dazu, zurückhaltender zu disponieren und Investitionen zurückzustellen.

Im Euroraum verlangsamte sich die Konjunktur im ersten Quartal beträchtlich; dennoch waren erste Hinweise auf eine Belebung spürbar, zumal sich der Preisauftrieb abschwächte. Im zweiten Quartal des Jahres 2001 stagnierte die gesamtwirtschaftliche Produktion. Zwar zeigte sich die Binnennachfrage relativ stabil, sie konnte jedoch den Einbruch bei den Exporten, vor allem in die USA, nicht kompensieren. Nach dem 11. September trübte sich das konjunkturelle Klima noch einmal. Zum Jahresende mehrten sich dann aber die Zeichen, dass der Wirtschaftsabschwung zum Stillstand gekommen ist.

In Deutschland verlor die gesamtwirtschaftliche Produktion im Jahre 2001 deutlich an Schwung. Auslöser des Abschwungs, der bereits Mitte des Vorjahres eingesetzt hatte, war u. a. die Ölpreisentwicklung. Hoffnungen auf eine Erholung im Spätsommer wurden schließlich durch die Terroranschläge vom 11. September zunichte gemacht. Im Laufe des Jahres mussten die Vorhersagen hinsichtlich der konjunkturellen Entwicklung kräftig nach unten korrigiert werden: Erwartete man im Frühjahr 2001 noch einen Anstieg des Bruttoinlandsproduktes um 2,1 %, so ging man am Ende des Jahres lediglich noch von 0,7 % aus.

Die internationalen Rückversicherer waren wie in keinem anderen Jahr von einem einzelnen Ereignis betroffen: Die Auswirkungen der Terrorangriffe vom 11. September in den USA sind mit mindestens 50 Mrd. USD als größter Versicherungsschaden in die Geschichte der Assekuranz eingegangen. Als größter Schaden galt bis dahin der Hurrikan Andrew aus dem Jahre 1992, dessen versicherter Schaden „lediglich" halb so hoch war wie das Ereignis vom 11. September. Dies verdeutlicht das Ausmaß der Belastung, das die Versicherungswirtschaft im Geschäftsjahr 2001 getroffen hat. Es hat sich aber auch gezeigt, wie leistungsfähig die Erst- und Rückversicherungswirtschaft ist, einen solchen Jahrhundertschaden zu schultern – weiterhin, welche herausragende Bedeutung der Rückversicherung als Sicherheitsinstrument für die Volkswirtschaften zukommt und wie wichtig sie als Risikominimierung für die Erstversicherer ist.

Naturgemäß führt ein solch extremer Schaden zum einen zu einer Marktbereinigung, d. h. es werden schwächere Erst- und Rückversicherer, die ihren Zahlungsverpflichtungen nicht nachkommen können bzw. über eine nicht ausreichende Eigenkapitalausstattung verfügen, den Markt verlassen. Zum anderen ergaben sich durch die einhergehenden Raten- und Konditionsverbesserungen, die in Teilbereichen zu Verdoppelungen bis Vervielfachungen der Prämien führten, bereits im vierten Quartal enorme Wachstums- und Gewinnchancen für die Rückversicherer.

Doch auch unabhängig von den außerordentlichen Belastungen aus den Terrorangriffen in den USA war 2001 ein schadenintensives Jahr. Die Anzahl der weltweiten Naturkatastrophen war mit 700 erfassten Schadenereignissen zwar geringer als im Vorjahr (850). Allerdings lagen

die versicherten Schäden mit ca. 11,5 Mrd. USD deutlich höher als im Vorjahr (7,5 Mrd. USD). Als besondere Schäden seien hier das Erdbeben in El Salvador, der tropische Sturm „Allison" im Süden der USA und der Taifun „Nari" in Taiwan genannt. Neben diesen Naturkatastrophen führten Großschäden, wie zum Beispiel das Feuer und der sich anschließende Totalverlust der Ölplattform „Petrobras" vor Brasilien, die in Sri Lanka durch Terroristenangriffe zerstörten Flugzeuge der Sri Lankian Airline sowie die Explosion in einer Düngemittelfabrik in Toulouse und die damit verbundene Zerstörung eines ganzen Stadtviertels zu weiteren exorbitanten Belastungen der Versicherungswirtschaft.

Geschäftsentwicklung

Die Hannover Rückversicherungs-AG betreibt die aktive Rückversicherung seit dem 1. Januar 1997 nur im Ausland. Ausnahme davon sind Teile des Geschäfts ihres Hauptaktionärs. Das gesamte Deutschlandgeschäft wird von unserer Tochtergesellschaft E+S Rückversicherungs-AG betreut. Der für beide Gesellschaften unter dem Gesichtspunkt einer optimalen Risikostreuung wünschenswerte geografische Ausgleich wird durch gegenseitige Retrozessionen sichergestellt.

Das Berichtsjahr ist in der Geschichte der Hannover Rückversicherungs-AG ein sehr einschneidendes. Noch nie zuvor wurden wir von einem Schaden betroffen, wie ihn die Terroranschläge des 11. September darstellten. Annähernd jede Position der Bilanz und versicherungstechnischen Gewinn- und Verlustrechnung wurde von diesem Geschehen geprägt. Dennoch bleibt eines abschließend festzustellen: Wir haben den größten Schaden in der Geschichte der Rückversicherung ohne Bilanzverlust überstanden, werden also trotz dieses Schadens gegenüber dem Vorjahr kein vermindertes Eigenkapital auszuweisen haben. Vielmehr werden neue Marktbedingungen zu einer besseren Ergebnissituation in der Zukunft führen.

Die gebuchte Bruttoprämie konnten wir in einem sich bereits zu Beginn des Berichtsjahrs verhärtenden Markt und einer sich nach dem 11. September stark verbessernden Marktsituation auf 5.633 Mio. EUR steigern. Dies ist ein Wachstum um 25,4 %. Es resultierte im Wesentlichen aus den Sparten Haftpflicht (298 Mio. EUR), Feuer-Industrie- und Feuer-Betriebsunterbrechung (288 Mio. EUR), Luftfahrt (230 Mio. EUR) sowie Leben (165 Mio. EUR). Regional wuchsen wir besonders in Europa mit 929,5 Mio. EUR und in Amerika mit 278,8 Mio. EUR.

Insgesamt entwickelte sich der internationale Rückversicherungsmarkt in der ersten Jahreshälfte trotz einiger Großschäden sehr positiv. Mit den Anschlägen auf das World Trade Center und das Pentagon veränderte sich diese Situation allerdings schlagartig. Wir wurden von dem größten Bruttoschaden in der Geschichte der Gesellschaft getroffen. Die Schadenbelastung verteilte sich hauptsächlich auf die Sparten Feuer, Luftfahrt und Transport. Wären diese Ereignisse nicht eingetreten, hätte die Hannover Rückversicherungs-AG das Berichtsjahr wiederum sehr erfreulich abschließen können.

Hauptsächlich infolge der Ereignisse in den USA verschlechterte sich das versicherungstechnische Ergebnis im Vergleich zum Vorjahr um 133,4 Mio. EUR. Dabei wurden die hohen Belastungen aus den Terrorschäden durch das positive Ergebnis aus der Lebenssparte und die gestiegenen Prämien im 4. Quartal – insbesondere in der Luftfahrtversicherung – teilweise kompensiert.

Die kombinierte Schaden-/Kostenquote (ohne Lebensrückversicherungsgeschäft) stieg von 106,5 % auf 115,7 %.

In der Lebensrückversicherungssparte haben wir uns auf Verträge konzentriert, die eine Finanzierungskomponente enthalten. Vorfinanzierungsaufwendungen und Einmalprovisionen müssen nach deutschen Rechnungslegungsvorschriften sofort abgeschrieben werden und belasten grundsätzlich im Jahr des Abschlusses die Gewinn- und Verlustrechnung. Deshalb bedienten wir uns unserer Verbriefungsinstrumente. Diese erlauben es uns, Teile unserer Aufwendungen an die Kapitalmärkte weiterzureichen. Auf Grund dessen sinken unsere Aufwendungen in dieser Sparte sehr stark. Gleichzeitig schlagen sich die Tilgungen für unsere Finanzierungen der Vorjahre positiv nieder. Beide Komponenten führten letztlich dazu, dass wir trotz eines Wachstums der Bruttoprämie um 16,6 % ein positives versicherungstechnisches Ergebnis in dieser Sparte ausweisen können.

Der Schwankungsrückstellung waren vor allem auf Grund der außerordentlichen Schadenlast im Berichtsjahr 85,1 Mio. EUR zu entnehmen. Dadurch kam es zu einer Glättung unseres Ergebnisses. Die Schwankungsrückstellung wurde vorrangig in den Sparten vermindert, die in besonderem Maße durch die Ereignisse des 11. September schadenbelastet waren. In den nicht belasteten Haftpflichtsparten sowie in Sturm kam es demgegenüber sogar zu einer weiteren Stärkung der Schwankungsrückstellung.

Das Kapitalanlageergebnis entwickelte sich entsprechend der allgemeinen Situation auf den Kapitalmärkten. Das ordentliche Nettokapitalanlageergebnis sank trotz gestiegener Kapitalanlagebestände um 3,3 %. Hier schlagen sich die im Jahresverlauf weltweit gesunkenen Zinssätze nieder. Die Kapitalanlagen stiegen von 7,6 Mrd. EUR auf 9,1 Mrd. EUR. Die Differenz zwischen dem Buchwert und dem Zeitwert unserer Kapitalanlagen verminderte sich im Jahresverlauf von 814,7 Mio. EUR auf 682,1 Mio. EUR.

Anders als in den Vorjahren erlaubte es uns die Situation auf den Kapitalmärkten nicht, hohe Erträge aus dem Abgang von Wertpapieren zu generieren. Insgesamt sanken die Erträge aus Zuschreibungen um 26,6 Mio. EUR sowie die Erträge aus dem Abgang von Kapitalanlagen um 40,8 Mio. EUR. Die realisierten Abgangsverluste erhöhten sich demgegenüber um 11,2 Mio. EUR. Insgesamt verminderte sich somit das Nettoergebnis aus Kapitalanlagen um 92,2 Mio. EUR.

Die Zuführung zur Spätschadenrückstellung stieg parallel zur Geschäftsentwicklung leicht an. Der Saldo aus sonstigen Erträgen und Aufwendungen – ohne die Zuführung zur Spätschadenrückstellung – bleibt im Vergleich zum Vorjahr unverändert.

Unser Steueraufwand ist in diesem Jahr in erster Linie von unserer Ergebnissituation geprägt. Die ausgewiesene Steuerbelastung resultiert im Wesentlichen aus der Auflösung von aktiven latenten Steuern und aus dem in den ausländischen Betriebsstätten angefallenen Ertragssteueraufwand. Insgesamt waren wir in der Lage, das Jahr 2001 mit einem ausgeglichenen Ergebnis abzuschließen.

Prämienentwicklung

Bedingt durch die Verhärtung einiger Märkte bereits vor dem 11. September und die in den betroffenen Sparten enorme Prämiensteigerung nach den Terroranschlägen stieg unser Bruttoprämienvolumen um 25,4 %. Diese Steigerung ist zu 1,0 % auf Währungskursentwicklungen zurückzuführen.

Über konzerninterne Retrozessionen von der E+S Rück sind wir auch am deutschen Rückversicherungs-Markt beteiligt. Der Anteil dieses Geschäftssegments ist gesunken, weil die positiven Entwicklungen der Rahmenbedingungen im internationalen Geschäft schneller spürbar wurden.

Der Deutschlandanteil betrug im Berichtsjahr 16,3 % (Vj. 18,1 %).

Spartenentwicklung in % des Gesamtportefeuilles


in %
35
30
25
20
15
10
5
0

	Feuer	Haftpflicht	Allgemeine Unfall	Kraftfahrt	Luftfahrt	Transport	Leben	Sonstige Zweige
2000	11,2 %	11,1 %	2,4 %	13,7 %	4,4 %	4,8 %	22,2 %	30,2 %
2001	13,5 %	14,1 %	1,1 %	11,4 %	7,6 %	6,9 %	20,6 %	24,8 %

Feuer

Unser Feuergeschäft wuchs im Wesentlichen in der Sparte Industrielle Feuerversicherung. Die Feuerprämie stieg in den USA, Australien, Frankreich und England. Trotz unserer Strategie, die nicht so prämienstarke nichtproportionale Rückversicherung zu Lasten des proportionalen Geschäfts zu stärken, konnten wir das Prämienvolumen stark erhöhen.

Feuer

in Mio. EUR	2001	2000
Gebuchte Bruttoprämien	759,7	505,1
Schadenquote (%)	165,3	68,2
Versicherungstechn. Ergebnis (netto)	-306,9	-12,4

Die Prämienentwicklung wurde insbesondere durch die Entwicklungen nach dem 11. September gefördert. Die Feuerversicherung wurde in erheblichem Maße von den Anschlägen getroffen. Die Bruttoschadenquote verschlechterte sich somit erheblich im Vergleich zu einer Schadenquote ohne die Schadenbelastungen aus den Terrorangriffen auf die USA. Neben dem amerikanischen Markt war auch der Londoner Markt stark durch die Terrorschäden belastet.

Auf Grund der hohen Schadenbelastung haben wir der Schwankungsrückstellung 65,8 Mio. EUR entnommen.

Haftpflicht

Die Haftpflichtsparte entwickelte sich im Vergleich zum Vorjahr sehr positiv. Die Bruttoprämie stieg um 59,7 %. Zu dieser Steigerung trug unser größter Haftpflichtmarkt – der amerikanische Markt – mit einer Verdoppelung seines Bruttoprämienvolumens bei. Primär in diesem Markt war eine deutliche Verbesserung der Ratensituation zu spüren. Somit führte dieses Wachstum zu einer Steigerung der Profitabilität unseres Portefeuilles. Wir bauten hauptsächlich das Berufshaftpflichtgeschäft aus.

Haftpflicht

in Mio. EUR	2001	2000
Gebuchte Bruttoprämien	796,2	498,7
Schadenquote (%)	61,8	76,9
Versicherungstechn. Ergebnis (netto)	11,2	-16,0

Die Nettoschadenquote sank um 15,1 Prozentpunkte auf 61,8 %. Die kombinierte Schaden/Kostenquote reduzierte sich allerdings bedingt durch eine Erhöhung der Kostenquote lediglich um 7,5 Prozentpunkte.

Im Bruttogeschäft angefallene Großschadenbelastungen beeinflussten das Ergebnis dank unseres Retrozessionsschutzes nicht.

Das positive versicherungstechnische Ergebnis führte zu einer Zuführung zur Schwankungsrückstellung von 46,7 Mio. EUR.

Die Spätschadenrückstellungen wurden zu Lasten des nichtversicherungstechnischen Geschäfts mit 76,4 Mio. EUR verstärkt.

Allgemeine Unfall

Allgemeine Unfall

in Mio. EUR	2001	2000
Gebuchte Bruttoprämien	62,5	107,6
Schadenquote (%)	3,1	71,0
Versicherungstechn. Ergebnis (netto)	5,6	0,3

Die Sparte Allgemeine Unfall wurde im Berichtsjahr durch mehrere Sondereffekte geprägt, die sich kumulierten und zu einem Ergebnis führten, das den tatsächlichen Schadenverlauf nur begrenzt darstellt. Das Geschäftsvolumen reduzierte sich nach dem planmäßigen Wegfall mehrerer Sonderverträge aus dem Vorjahr massiv. Parallel dazu führte eine interne Zusammenführung von Verträgen zu einer Ergebnisverschiebung zwischen den Sparten Allgemeine Unfall und Kranken. Der im Allgemeine Unfall-Geschäft stark positive Effekt führte in Verbindung mit der gesunkenen Prämie zu der außergewöhnlichen Schadenquote von nur 3,1 %. Bereinigt um diese Sondereffekte verlief das Geschäft leicht positiver als im Vorjahr und damit sehr erfreulich.

Kraftfahrt

Diese Sparte legte nach der hohen Volumensteigerung im Jahr 2000 im Berichtsjahr lediglich um 4,1 % zu. Sowohl in Deutschland als auch in Großbritannien zeigten sich erfreuliche Sanierungsbemühungen der Erstversicherungsunternehmen, die diese Sparte wieder in profitablere Zonen zurückführten.

Insbesondere in England sorgte ein Großschadenereignis in Nord Yorkshire zu einem Überdenken der Raten. Im deutschen Markt stieg das Originalratenniveau um rund 5 %. Das weitere Absinken der Schadenhäufigkeit führte in Deutschland zu einer deutlichen Verbesserung der Ergebnisqualität.

Trotz dieser positiven Signale ist die Nettoschadenquote im Vergleich zum Vorjahr gestiegen. In gleicher Weise allerdings verminderte sich die Kostenquote. Damit blieb die kombinierte Schaden-/Kostenquote auf Vorjahresniveau.

Kraftfahrt

in Mio. EUR	2001	2000
Gebuchte Bruttoprämien	640,0	615,0
Schadenquote (%)	96,6	86,6
Versicherungstechn. Ergebnis (netto)	-38,2	-54,5

Die Sparte schließt insgesamt mit einem technischen Verlust ab; jedoch deutlich besser als noch im Vorjahr. Der Schwankungsrückstellung wurden 28,6 Mio. EUR entnommen, so dass das versicherungstechnische Ergebnis nach Veränderung der Schwankungsrückstellung -9,6 Mio. EUR beträgt. Der Spätschadenrückstellung wurden zu Lasten des allgemeinen Ergebnisses 20,1 Mio. EUR zugeführt.

Luftfahrt

Dem Ausbau des Luft- und Raumfahrtgeschäfts haben wir langfristig strategische Priorität gegeben. Mittlerweile gehört unsere Gesellschaft zu den führenden Anbietern in dieser Sparte. Wir konnten vor allem nach den Anschlägen auf die USA unser Prämienvolumen ausbauen und Marktanteile gewinnen. Nach dem 11. September waren wir eines der ersten Unternehmen, das die Zeichnung dieses Geschäfts wieder aufnahm und sich frühzeitig mit dem Problem der Terrordeckungen befasste. Insgesamt konnten wir unser Prämienvolumen im Vergleich zum Vorjahr um 116,4 % steigern.

Die wesentliche Veränderung unseres Prämienvolumens resultierte aus dem Londoner Markt. Der Gesamtanteil der Luftfahrtprämie wuchs hier von 41,4 % auf 60,0 %.

Die erheblichen Belastungen aus den Terroranschlägen führten zu einer Bruttoschadenquote von über 160 %. Die trotz der Bruttoschadenbelastung moderate Nettoschadenquote erreichten wir nur, weil wir in dieser Sparte über weitreichende Schutzdeckungen verfügen.

Zusätzlich zu unseren Retrozessionsentlastungen konnten wir diese Sparte über Kapitalmarkt-Transaktionen (Securitisations) entlasten. Da diese Rückflüsse als Provisionen zu buchen sind, führen sie zu einer negativen Kostenquote.

Luftfahrt

in Mio. EUR	2001	2000
Gebuchte Bruttoprämien	426,6	197,1
Schadenquote (%)	88,5	62,2
Versicherungstechn. Ergebnis (netto)	54,0	9,4

Insgesamt schloss die Sparte Luftfahrt mit einer kombinierten Schaden-/Kostenquote von 64,7 % (91,5 %) ab. Der Schwankungsrückstellung waren 32,4 Mio. EUR zu entnehmen. Somit erreichten wir trotz der besonderen Schadenereignisse ein deutlich positives versicherungstechnisches Ergebnis sowohl vor als auch nach Auflösung der Schwankungsrückstellungen.

Transport

Die Transport-Sparte wurde stark durch die Ereignisse des 11. September geprägt. Wir konnten den erheblichen Bruttoschaden aus den Anschlägen in großem Maße durch Retrozession weitergegeben.

Transport

in Mio. EUR	2001	2000
Gebuchte Bruttoprämien	386,8	214,4
Schadenquote (%)	85,3	78,8
Versicherungstechn. Ergebnis (netto)	-16,8	-2,4

Nach den Ereignissen stellten wir eine verstärkte Nachfrage nach proportionaler Kapazität fest. Grund hierfür war, dass einige Erstversicherer ihre Nettokapazitäten reduziert hatten, jedoch ohne ihre Bruttozeichnungen einzuschränken. Im Schadenexzedentenbereich beobachteten wir substanzielle Konditionsverbesserungen.

Unsere Zeichnungspolitik ist charakterisiert durch eine starke Fokussierung auf das Schadenexzedentengeschäft. Unser proportionales Geschäft wird nach wie vor reduziert. Eine Ausnahme bildet das Meerestechnikgeschäft; in dieser Sparte haben wir auf Grund der stark verbesserten Marktsituation gerade das proportionale Portefeuille erheblich ausgeweitet.

Die Marktveränderungen nach den Anschlägen waren ursächlich für eine Steigerung der Bruttoprämie um 80,4 %. Die Nettoprämie stieg um 83,2 %. Die Prämie im Londoner Markt stieg von 86,0 Mio EUR auf 203,3 Mio EUR. Insbesondere im nichtproportionalen Geschäft ist es nach den Ereignissen des 11. September zu substanziellen Ratenerhöhungen gekommen. Im Transportbereich hat sich die Rückversicherungskapazität nicht reduziert und ist vielmehr durch das Erscheinen neuer Rückversicherer aus Bermuda erhöht worden.

Die kombinierte Schaden-/Kostenquote stieg um 5,8 Prozentpunkte auf 107,8 %. Das Ergebnis beträgt vor einer Entnahme aus der Schwankungsrückstellung von 9,2 Mio. EUR -16,8 Mio. EUR.

Leben

Das Lebensgeschäft hat für uns eine strategische Priorität. Wir konnten eine Steigerung der Bruttoprämie um 16,6 % (Vj. 23,3 %) erreichen.

Im Zentrum unserer Aktivitäten stand im Berichtsjahr der weitere Ausbau unserer Marktposition in den Zielmärkten Europa, Nordamerika und Asien für die Rückdeckung von Lebens- und Rentenversicherungsprodukten.

Leben

in Mio. EUR	2001	2000
Gebuchte Bruttoprämien	1162,0	996,6
Versicherungstechn. Ergebnis (netto)	3,6	-59,0

Im deutschsprachigen Raum haben wir in beachtlichem Umfang Neugeschäft für fondsgebundene Lebens- und Rentenprodukte wachstumsstarker Erstversicherer finanziert. In Großbritannien ist insbesondere unsere Position als Produktpartner für Vorzugsrenten, so genannte Enhanced Annuities, ausgebaut worden, während in den romanischen Märkten wie Frankreich, Spanien und Italien das Bancassurance-Segment eine unverändert hohe Bedeutung einnimmt.

Beim Geschäftsmodell des „Stochastischen Bankers" und als Produktpartner für innovative Lebens- und Rentenversicherungen sind wir weltweit führend. Dank unserer herausragenden Position agieren wir in einem Segment, dessen Markt sich nahezu wettbewerbsfrei darstellt.

Der Terroranschlag auf das World Trade Center hat unser Portefeuille nur geringfügig betroffen, da wir im amerikanischen Markt kaum als konventioneller Rückversicherer hoher Einzelrisiken auftreten. Wir erhielten lediglich eine geringe Anzahl von Schadenmeldungen und verzeichneten einen unwesentlichen Bruttoschadenaufwand.

Insgesamt konnten wir im Wesentlichen durch Rückflüsse aus Finanzierungen der Vorjahre und Entlastungen aus unseren Schutzdeckungen und Verbriefungen über die Kapitalmärkte ein im Vergleich zum Vorjahr deutlich verbessertes Ergebnis ausweisen.

Sonstige Zweige

Unter den Sonstigen Versicherungszweigen werden nach deutschen Rechnungslegungsvorschriften die Sparten Kranken, Rechtsschutz, Einbruchdiebstahl und Raub, Leitungswasser, Glas, Sturm, Verbundene Hausrat, Verbundene Wohngebäude, Hagel, Tier, Technische Versicherungen, Einheit, Kredit und Kaution, Extended Coverage, Beistandsleistungen, Atomanlagen-Sach, Sonstige Sachschaden, Betriebsunterbrechung, Sonstige Vermögensschaden sowie Vertrauensschaden zusammengefasst.

Unser Krankenrückversicherungsgeschäft, das im Wesentlichen aus Abgaben unserer Tochtergesellschaft Hannover Life Re of America besteht, ist die größte Einzelsparte in den Sonstigen Versicherungszweigen. Auch in der Krankenversicherung belasten die Aufwendungen zu Beginn eines Vertrages unsere versicherungstechnische Rechnung. Diese Belastungen stellen allerdings auch hier Investitionen in die Zukunft dar.

Das Berichtsjahr war nochmals belastet durch die Sanierung einiger in den Vorjahren abgeschlossener Verträge. Im laufenden Jahr gehen wir auf Grund unserer Maßnahmen von einer stark verbesserten Ergebnissituation aus.

Die Kredit- und Kautionsrückversicherung gehört zu unseren strategisch wichtigen Nischengeschäftsfeldern. Sie stand unter dem Zeichen des starken Konjunktureinbruchs. Hohe Insolvenzzahlen weltweit führten zu hohen Schadenbelastungen auf Seiten der Erstversicherungsunternehmen. Diesen Belastungen folgten Sanierungsmaßnahmen bei den Erstversicherern. Die Situation auf den Erstversicherungsmärkten spiegelte sich letztlich durch die Dominanz proportionaler Abgaben auch im Rückversicherungsmarkt wider.

Das konjunkturbedingte Insolvenzniveau führte insbesondere in den USA und in Westeuropa zu Ergebnisbelastungen für die Rückversicherungswirtschaft.

Trotz einer erhöhten Schadenfrequenz und einiger Großschäden konnten wir ein zufriedenstellendes Ergebnis nach einer Entnahme aus der Schwankungsrückstellung erreichen. Der größte Einzelschaden im Berichtsjahr resultierte aus der Insolvenz des Enron-Konzerns. Nach wie vor ist von Seiten der Erstversicherer nicht geklärt, ob diese Insolvenz vollumfänglich unter die Deckungen der Erstversicherungsunternehmen fällt. Aus Vorsichtsgründen haben wir diese jedoch für unsere Reservierung unterstellt.

Sonstige Zweige

in Mio. EUR	2001	2000
Gebuchte Bruttoprämien	1399,6	1357,0
Schadenquote (%)	74,3	66,5
Versicherungstechn. Ergebnis (netto)	-41,3	-60,8

Im Berichtsjahr zogen sich einige Marktteilnehmer, bedingt durch die unbefriedigende Profitabilität aber auch gefördert durch die Ereignisse des 11. September, aus der Sparte Kredit/Kaution zurück. Dies hat das Ratenniveau positiv beeinflusst.

Das versicherungstechnische Ergebnis in Sturm stellt sich mit 42,6 Mio. EUR trotz einiger Großschäden sehr positiv dar. Hieraus resultiert eine Zuführung zur Schwankungsrückstellung von 46,6 Mio. EUR; das Ergebnis nach Schwankungsrückstellung beläuft sich auf -4,0 Mio. EUR.

Kapitalanlagen

2001 war für die weltweiten Finanzmärkte wiederum in vielfacher Hinsicht ein ungewöhnliches Jahr. Während zu Beginn des Jahres die Einschätzungen der konjunkturellen Entwicklungen der führenden Volkswirtschaften noch verhalten optimistisch waren, zeichnete sich im Laufe des Jahres, insbesondere durch den weltweiten Einbruch des Technologiesektors, eine deutliche Wachstumsschwäche ab. Die Ereignisse des 11. September beschleunigten diese Tendenzen.

Die nachlassende Konjunktur und die wiederholten Zinssenkungen der Notenbanken gaben im Jahr 2001 den internationalen Rentenmärkten insbesondere im kurz- und mittelfristigen Bereich Auftrieb.

Auf den internationalen Aktienmärkten geht das Jahr 2001 als eines der schwierigsten in die Geschichte ein. Sinkende Kapitalmarktzinsen sowie Steuer- und Rentenreformen in Europa schufen zwar ein fundamental günstiges Umfeld, gleichzeitig mussten aber die Erwartungen an die Gewinnentwicklungen der Unternehmen immer weiter nach unten revidiert werden. Dies hatte teilweise drastische Kurseinbrüche der Aktienmärkte zur Folge, die durch die Terroranschläge in den USA noch erheblich verstärkt wurden.

Trotz der rezessiven US-Wirtschaft war der US-Dollar im Vergleich zum Euro im Jahresverlauf erstaunlich stabil. Die Erwartung einer schnelleren und nachhaltigeren konjunkturellen Erholung in den USA dürfte die Ursache für die relative Schwäche der europäischen Währung sein.

In diesem Umfeld sind unsere selbst verwalteten Kapitalanlagen (d. h. ohne Depotforderungen) im Berichtszeitraum kräftig um 22,4 % oder 1.200,9 Mio. EUR auf einen Gesamtbestand von 6.562,9 Mio. EUR gewachsen. Dieser hohe Zuwachs ist neben Wechselkursänderungen insbesondere auf den höheren Liquiditätszufluss aus der Versicherungstechnik und auf die kurz vor Jahresende durchgeführte Kapitalerhöhung von knapp 200 Mio. EUR zurückzuführen. Liquiditätsabflüsse auf Grund von Schadenzahlungen für die Terroranschläge in den USA waren bis zum Jahresende nur in geringem Umfang zu verzeichnen.

Angesichts unserer negativen Einschätzung der Aktienmärkte haben wir die zu Jahresbeginn eingeleitete Reduzierung des Aktienbestands im Berichtsjahrs konsequent fortgesetzt. Im Jahresverlauf sank die Aktienquote von 11,5 % auf 6,8 %. Unverändert beschränkten wir uns bei unseren Aktienengagements auf die liquiden Standardwerte, die Bestandteil der großen Indizes wie Euro-Stoxx 50, S&P 500 etc. sind.

Schwerpunkt unserer selbst verwalteten Kapitalanlagen bilden die festverzinslichen Wertpapiere mit einem Anteil von 55,2 % (51,8 %). Bei der Auswahl der Titel achten wir auf eine erstklassige Bonität des Emittenten. Die teilweise sehr drastischen Renditerückgänge haben wir zu Gewinnrealisierungen und zu einer Verkürzung unserer Restlaufzeitstruktur genutzt. Die realisierten Kursgewinne aus dem Abgang von festverzinslichen Kapitalanlagen lagen mit 60,4 Mio. EUR deutlich über denen des Vorjahres (14,0 Mio. EUR).

Der deutliche Kursrückgang auf den Aktienmärkten im abgelaufenen Geschäftsjahr hatte entsprechende Auswirkungen auf den zum Jahresende noch vorhandenen Gesamtbestand an unrealisierten Kursreserven: Während sich die unrealisierten Kursgewinne der festverzinslichen Wertpapiere um 11,6 Mio. EUR nur leicht auf 86,1 Mio. EUR vermindert haben, sind sie in unseren Aktienbeständen deutlich auf 49,8 Mio. EUR abgeschmolzen. Per Saldo ergeben sich aber über die gesamten Kapitalanlagebestände noch unrealisierte Kursgewinne in Höhe von 682,1 Mio. EUR, verglichen mit 814,7 Mio. EUR im Vorjahr.

Der Gesetzgeber hat mit Einführung des § 341b HGB der Versicherungswirtschaft im Berichtsjahr erstmals die Möglichkeit geschaffen, Kapitalanlagen in Anlage- und Umlaufvermögen zu unterteilen. Die Gesellschaft hat die Anwendung des damit verbundenen gemilderten Niederstwertprinzips für die dem Anlagevermögen zugeordneten Anlagen teilweise genutzt. Der Gesamtbestand der wie Anlagevermögen bewerteten Kapitalanlagen beträgt 1.050,1 Mio. EUR. Eine Bewertung dieser Bestände nach den Vorschriften zum Umlaufvermögen ergäbe ein zusätzliches Abschreibungsvolumen von 41,1 Mio. EUR.

Die Verkürzung der Restlaufzeiten hat durch den allgemeinen Renditerückgang über die gesamte Zinsstrukturkurve die Durchschnittsverzinsung unserer Kapitalanlagen beeinflusst. Die Brutto-Kapitalanlageerträge reduzierten sich im Berichtszeitraum um 9,8 Mio. EUR oder 2,6 % auf 371,6 Mio. EUR.

Angesichts der schwer prognostizierbaren und volatilen Finanzmärkte sind wir mit dem außerordentlichen Ergebnis aus den Kapitalanlagen zufrieden: Realisierten Abgangsgewinnen in Höhe von 164,2 Mio. EUR standen Abgangsverluste von 18,1 Mio. EUR gegenüber, so dass auch im

Berichtsjahr 2001 wiederum ein positives außerordentliches Ergebnis einschließlich Zu- und Abschreibungen von 123,3 Mio. EUR dargestellt werden konnte.

Per Saldo ergibt sich ein Nettokapitalanlageergebnis von 481,3 Mio. EUR nach 573,5 Mio. EUR im Vorjahr. Die Nettoverzinsung unserer Kapitalanlagen, ohne Depotforderungen und -zinsen, belief sich im Berichtsjahr 2001 auf 7,0 %.

Risikobericht

Gesamtsystem der Risikoüberwachung

Unser Geschäft als international operierender Rückversicherer birgt naturgemäß wirtschaftliche Risiken, die in den einzelnen strategischen Geschäftsfeldern und jeweiligen geografischen Regionen unterschiedlich ausgeprägt sind. Die Übernahme von Risiken sowie das professionelle Management dieses Risikoportefeuilles ist das Kerngeschäft eines Rückversicherungsunternehmens. Unser Risikomanagement basiert auf einer Unternehmensstrategie, die auf eine nachhaltige Steigerung des Unternehmenswerts ausgerichtet ist. Daraus resultiert, dass wir unternehmerische Risiken gezielt eingehen, soweit die damit verbundenen Chancen eine entsprechende Steigerung des Unternehmenswerts erwarten lassen. Wir verfügen über eine Vielzahl effizienter Steuerungs- und Kontrollsysteme, die sich in ihrer Gestaltung und im Detaillierungsgrad der Berichterstattung unterscheiden. Die Kernelemente des Risikomanagements sind in Richtlinien gefasst, die für die gesamte Hannover Rück-Gruppe Gültigkeit haben. Im Rahmen unseres Risikomanagementsystems werden alle aus heutiger Sicht denkbaren ergebnis- und bestandsgefährdenden Risiken vollständig und systematisch erfasst. Die Aktualität unseres Risikoportefeuilles, sowohl auf der Ebene der Einzelrisiken als auch auf der Ebene der sich kumulierenden Risiken, wird durch festgelegte Berichterstattungen sowie eine jährliche Risikoinventur sichergestellt. Eine Quantifizierung der Risiken erfolgt im Hinblick auf Eintrittswahrscheinlichkeit und Verlustpotenzial. Außerdem wird bei dieser Betrachtung die Effektivität der eingesetzten Kontrollmaßnahmen berücksichtigt.

Die Gesamtverantwortung für das Risikomanagement orientiert sich an den jeweiligen strategischen Geschäftsfeldern, innerhalb derer die verantwortlichen Vorstände die operativen Ziele festlegen. Das Risikomanagement ist dezentral in die Organisation der strategischen Geschäftsfelder der Hannover Rück eingebunden. Dadurch ist gewährleistet, dass Risiken schnellstmöglich identifiziert, berichtet und gesteuert werden können. Wir verfügen über unterschiedliche, dem individuellen Risiko angepasste Indikatoren, die umgehend über potenzielle Schieflagen informieren.

Ein zentraler Risikokoordinator sorgt dafür, dass sämtliche eingesetzten Risikomanagementmaßnahmen überwacht, dokumentiert und koordiniert werden; außerdem ist er für die Darstellung der Risikosituation des Gesamtunternehmens im Rahmen des Berichtswesens zuständig.

Die Wirksamkeit des Risikomanagementsystems wird laufend durch interne und externe Stellen überprüft und dem sich stetig wandelnden wirtschaftlichen Umfeld angepasst. Die Risikolage unseres Unternehmens ergibt sich aus der Gesamtbetrachtung der folgenden Risikokategorien:

- Globale/externe Risiken,
- strategische Risiken,
- operative Risiken; diese unterteilen wir in
  - versicherungstechnische Risiken,
  - Kapitalanlagerisiken sowie
  - operationale Risiken

Risikokategorien

Globale Risiken

Unter globalen Risiken verstehen wir externe Risiken, die sich unserer direkten Einflussnahme entziehen. Sie ergeben sich z. B. aus Änderungen rechtlicher (einschließlich aufsichts- und steuerrechtlicher) Rahmenbedingungen und gesellschaftlichen oder versicherungswirtschaftlichen Entwicklungen.

Beispielsweise wäre eine deutliche Reduzierung der Nachfrage nach Rückversicherungsschutz, insbesondere in den entwickelten Märkten wie USA, Japan, Großbritannien und Deutschland, ein wesentliches Risiko für die Hannover Rück. Im Bereich der Lebensrückversicherung könnte dies z. B. durch den Wegfall einer steuerlichen Förderung der Altersvorsorge verursacht werden. Deshalb überwachen wir beispielsweise systematisch die Tendenzen der Gesetzgebung und die Neugeschäftsstatistiken (Anzahl, Versicherungssumme, Jahresprämien) der entsprechenden Märkte.

Ein wesentliches Element unserer Risikosteuerung – nicht nur für den Bereich der globalen Risiken – ist die szenarienbasierte Finanzanalyse auf US GAAP-Basis. Im Rahmen dieser Analysen werden die Auswirkungen von Wachstum, insbesondere aber auch bestimmter Schadenereignisse sowie Kapitalmarktentwicklungen, auf die Vermögens- und Ertragslage dargestellt. Hierbei wird die Veränderung des Eigenkapitals in Abhängigkeit eines definierten Szenarios gegenüber der Normalsituation aufgezeigt. Die Ergebnisse der Finanzanalyse ermöglichen je nach den Simulationsergebnissen eine Priorisierung risikopolitischer Maßnahmen.

Strategische Risiken

Strategische Risiken bestehen darin, dass bestimmte Gründe die Erreichung unserer strategischen Ziele in den einzelnen Geschäftsfeldern gefährden könnten. Für jedes unserer Geschäftsfelder haben wir eigenständige strategische Ziele festgelegt, deren Erreichung wir fortlaufend überwachen. Übergeordnetes Ziel ist unsere dauerhafte Positionierung als überdurchschnittlich profitables Rückversicherungsunternehmen. Als Gewinnziel haben wir uns vorgegeben, das uns von den Aktionären zur Verfügung gestellte Eigenkapital überdurchschnittlich zu verzinsen und unsere Aktie als solides und attraktives Investment zu gestalten. Um die Umsetzung der verschiedenen strategischen Vorgaben auch operativ sicherzustellen, haben wir ein Zielvereinbarungssystem für unsere Führungskräfte etabliert, das es erlaubt, aus den übergeordneten strategischen Zielen persönliche Ziele abzuleiten. Um den jeweiligen Erfolgsbeitrag zum Gesamtunternehmenserfolg objektiv zu messen, nutzen wir unternehmensübergreifende Kennziffern, die eine Erfolgskontrolle ermöglichen und somit auch Bestandteil für die Vergütung unseres Führungskreises sind.

Operative versicherungstechnische Risiken

Von besonderer Bedeutung für Rückversicherungsunternehmen sind die operativen versicherungstechnischen Risiken. Das versicherungstechnische Risiko besteht primär darin, dass für das Versicherungsgeschäft wesentliche Zahlungsströme von ihrem Erwartungswert abweichen können. Mögliche Ursachen hierfür sind z. B. unrichtige Kalkulationsannahmen, Fehleinschätzungen des Schadenverlaufs, insbesondere im Hinblick auf das so genannte Zufalls- und Änderungsrisiko oder auch Unzulänglichkeiten in der Kumulkontrolle.

Um den versicherungstechnischen Risiken zu begegnen, verfügen wir über vielfältige Regularien. Dazu gehören in der Personen-Rückversicherung die Anwendung abgesicherter biometrischer Berechnungsgrundlagen mit statistisch ausreichenden Sicherheitsmargen. Bei-

spielsweise wird das Morbiditätsrisiko (z. B. bei Kranken-, Critical Illness- oder Invaliditätsrisiken) durch aktuarielle Untersuchungen des Morbiditätsverlaufs eingeschätzt und überwacht.

Ein anderes wesentliches Instrument der Risikobegrenzung ist die Retrozession. Das von uns übernommene Geschäft verbleibt nicht immer vollständig im Selbstbehalt, sondern wird nach Bedarf retrozediert. Übernommene Risiken werden daraufhin überprüft, inwieweit sie im gegebenen Portefeuille den Ausgleich im Kollektiv verbessern. Entsprechend werden die Selbstbehalte bestimmt bzw. unsere Retrozessionen gestaltet. Risiken ergeben sich vornehmlich dadurch, dass Prämien immer zu Beginn der Vereinbarung zu zahlen sind, jedoch bis zur Inanspruchnahme unserer Retrozessionäre und der damit verbundenen Kollektierung von Schäden lange Zeiträume vergehen können. Dies birgt das Risiko, dass Retrozessionäre ausfallen können. Bei der Retrozession ist es daher unerlässlich, eine sorgfältige Auswahl unserer Rückversicherer im Hinblick auf deren langfristige Bonität vorzunehmen.

Im Durchschnitt der letzten Jahre wurden unsere Retrozessionäre zu ca. 87 % mit einem so genannten Investmentgrade-Rating klassifiziert, wobei ca. 82 % mindestens mit einem A-Rating oder besser bewertet wurden. Hierbei muss allerdings hinzugefügt werden, dass die restlichen 13 % unserer Retrozessionäre nicht sämtlich unter Sub-Investment-Grade zu klassifizieren sind, sondern vielfach kein Rating haben, weil sie die Rückversicherung nur in geringem Umfang oder gar nicht mehr betreiben.

Bei der Beurteilung unserer Retrozessionäre richten wir uns nach den Einschätzungen der international anerkannten Ratingagenturen, ergänzt durch eigene Analysen auf Basis unseres Marktwissens und Bilanzanalysen.

Operative Kapitalanlagerisiken

Durchgängiges Prinzip unserer Kapitalanlagetätigkeit ist es, einen optimalen Beitrag zum betriebswirtschaftlichen Ergebnis zu erwirtschaften. Dies wird primär durch ein auch mit Modellen unterlegtes Asset Liability Management erreicht. Die Risiken im Kapitalanlagebereich umfassen insbesondere das Markt-, das Bonitäts- sowie das Liquiditätsrisiko. Für die Hannover Rück bestehen konzernweit gültige Kapitalanlagerichtlinien, deren Einhaltung laufend überwacht wird. Ein wesentlicher Baustein des Risikomanagements ist zudem das bis zur Ebene der Geschäftsleitung angewendete Prinzip der Funktionstrennung zwischen Handel, Abwicklung und Risikocontrolling. Den Risiken im Kapitalanlagebereich begegnen wir mit einer Vielzahl effizienter Steuerungs- und Kontrollmechanismen, die sich an den vom Bundesaufsichtsamt für das Kreditwesen für den Wertpapierhandel erlassenen Vorschriften orientieren.

Der Zeitwert unserer Wertpapiere würde sich unter folgenden Annahmen zum Bilanzstichtag wie folgt entwickeln:

Portefeuille	Szenario	Bestandsveränderung auf Marktwertbasis in TEUR
Aktien	Aktienkurse -20 %	-137 056
Festverzinsliche Wertpapiere	Renditeanstieg +1 %-Punkt	-119 837
Festverzinsliche Wertpapiere	Renditerückgang -1 %-Punkt	126 185

Nach Rating-Klassen setzen sich die festverzinslichen Wertpapiere wie folgt zusammen:

Rating	Staatsanleihen		Unternehmensanleihen		Sonst. festverzinsliche Wertpapiere	
	In %	In TEUR	In %	In TEUR	In %	In TEUR
AAA	76,5	1 495 702	13,8	149 525	66,2	685 983
AA	19,0	372 645	46,2	500 056	2,9	29 930
A	4,2	82 594	13,4	144 620	25,3	261 672
BBB	0,0	–	10,8	116 758	0,7	7 695
<BBB	0,3	5 893	15,8	172 277	4,9	50 294
Gesamt	100,0	1 956 834	100,0	1 083 236	100,0	1 035 574

Operationale Risiken

Unter operationalen Risiken verstehen wir unerwartete Verluste, die auf betriebliche Risiken wie menschliches Versagen, kriminelle Energie, mangelhafte Kontrollen oder organisatorische Defizite zurückzuführen sind. Auch der Ausfall technischer Einrichtungen, insbesondere der Datenverarbeitungs-Infrastruktur und der damit verbundenen Verfügbarkeit der Anwendungen, stellt ein wesentliches Risiko für unser Unternehmen dar. Um diese Risiken zu minimieren, investiert die Hannover Rück konsequent in die Verbesserung der Sicherheit und Verfügbarkeit der Informationstechnologie. Dazu gehören zum Beispiel der umfassende Einsatz von Virenschutz- und Filtersoftware sowie Maßnahmen zur Optimierung der Netzwerkstabilität. Um auch weiterhin den hohen Anforderungen an die Sicherheit in der Informationsverarbeitung gerecht zu werden, hat die Hannover Rück zur Koordinierung aller sicherheitsrelevanten IT-Themenstellungen die Funktion eines Verantwortlichen für Informations- und IT-Sicherheit (IT-Security Officer) geschaffen.

Einschätzung der Risikolage

Nach unseren derzeitigen Erkenntnissen sehen wir keine Risiken, die den Fortbestand unseres Unternehmens kurz- oder mittelfristig gefährden oder die Vermögens-, Finanz- und Ertragslage wesentlich und nachhaltig beeinträchtigen könnten.

Personal

Die enge Verzahnung von Unternehmens- und Personalstrategie wurde im Berichtsjahr fortgesetzt und hat neue Maßstäbe für unser Human Resources-Management gesetzt. Der Personalbereich leistet heute einen wichtigen Beitrag zur Wertsteigerung und fördert durch die strategische Ausrichtung der Personalarbeit die zukünftige Entwicklung der Gesellschaft. Die Reformen im Bereich der Personalsysteme, wie etwa die Einführung eines marktorientierten und leistungsfördernden Entlohnungssystems für die Führungskräfte, sind darauf angelegt, den langfristigen Wertbeitrag der Mitarbeiter* zum Erfolg zu sichern.

Die Zahl der Mitarbeiter ist im Berichtsjahr um 8,7 % auf 509 (468) gestiegen. Damit haben wir 41 neue Arbeitsplätze geschaffen.

* der Begriff „Mitarbeiter" steht für weibliche und männliche Angestellte

Antwort auf die globalen Herausforderungen

Die internationale Zusammenarbeit in unserem Konzern wurde durch gemeinsame Projekte weiter verstärkt. Unser Ziel ist es, mehr Mitarbeitern internationale Erfahrung zu vermitteln, die in unserer globalisierten Geschäftswelt unabdingbar ist. Merklich gestiegen ist daher auch die Zahl der innerhalb des Konzerns entsandten Mitarbeiter. Sie wird sich im laufenden Jahr voraussichtlich annähernd verdoppeln. Allein für den Aufbau unseres Kompetenzzentrums für nichtproportionale Katastrophenrückversicherung in Bermuda wurden fünf Mitarbeiter aus Hannover entsandt. Die im Rückversicherungsgeschäft geforderte Internationalität wird auf diese Weise mit Leben erfüllt. Austausch und gemeinsame Projekte – Länder und Kulturen übergreifend – kommen der Vernetzung unserer Organisation zugute und verbessern die Zusammenarbeit und das Verständnis für die gemeinsamen Zielsetzungen.

Die internationale Aufstellung erfordert internationale Personalinstrumente

Neben den international durchgeführten Stellenbewertungen und -beschreibungen haben wir erstmals für das Berichtsjahr die Zielvereinbarungen unserer Führungskräfte weltweit nach einheitlichen Vorgaben festgelegt. Schwerpunkte dieser Zielvereinbarungen sind die aus der Unternehmensstrategie abgeleiteten finanziellen Zielvorgaben. Hinzu kommen individuelle Ziele. Damit haben wir einen weiteren wichtigen Meilenstein in der Einführung unseres weltweit einheitlichen Steuerungssystems etabliert.

Die variable Vergütung unserer Führungskräfte orientiert sich an den kurzfristigen operativen Zielen einerseits und – durch die Einführung eines virtuellen Aktienoptionsplans und dessen langfristig angelegten Verdienstchancen – an der langfristigen Entwicklung der gesamten Gruppe andererseits. Damit stellen wir die Gewinnerzielung und die Kursentwicklung unserer Aktie in den Vordergrund unseres Denkens und Handelns.

Führungskräfteentwicklung

Ein Vergütungsmanagement mit seinen Bestandteilen Leistung und Entwicklung muss zum einen den Führungskräften die Möglichkeit geben, eigene Stärken und Schwächen und Handlungsnotwendigkeiten in den Arbeitsbereichen zu erkennen und an diesen zu arbeiten; zum anderen sollten Mitarbeiter die Chance haben, Feedback zu geben, um den optimalen Rahmen für ihre Aufgabenerfüllung zu erhalten. Um die Führungskräfte in der Entwicklung ihres Bereiches und ihrer Person zu unterstützen, starteten wir im Berichtsjahr einen 270°-Feedback-Prozess. Hierbei beurteilte zunächst die zweite Führungsebene die auf sie wirkenden Einflüsse des Gesamtvorstands; jede Führungskraft erhielt dann durch den Vorstand ein Feedback über ihren Beitrag zum Unternehmensergebnis.

Nachwuchsförderung

Die wachsenden Aufgaben unserer Gesellschaft können nur gelöst werden, wenn der Nachwuchs systematisch auf- und ausgebaut wird. Der Kontakt zu den für uns relevanten Universitätslehrstühlen sowie Fachbereichen der Fachhochschulen wurde im Berichtsjahr weiter ausgebaut. Studenten gewähren wir Praktika in diversen Unternehmensbereichen und unterstützen Diplomanden in rückversicherungsrelevanten Themenstellungen durch entsprechende Stipendien.

Von der Simulation zum realen Geschäft

Das im Jahr 2000 entwickelte und weiter verbesserte Unternehmensplanspiel wurde mehrfach erfolgreich durchgeführt und wird nun auch international eingesetzt. In dem Planspiel werden komplexe Zusammenhänge der Versicherungsmärkte simuliert. Die Marktdynamik und die Konsequenzen aus Managemententscheidungen werden real erfahrbar gemacht. Die Interaktivität des Spiels fördert die Lernerfahrung.

Internes Personalmarketing

Via Intranet bieten wir unseren Mitarbeitern einen transparenten internen Stellenmarkt; sie können sich über offene Stellen gezielt informieren. Der internationale Ausbau des Intranets fördert den Zugang interner Bewerbungen zwischen allen Ländern und Bereichen.

Dank an die Belegschaft

Wir danken allen Mitarbeitern für ihr persönliches Engagement und ihre Einsatzbereitschaft. Mit ihrer Tatkraft wurde es möglich, die besonderen Herausforderungen des Jahres 2001 zu meistern. Dem Betriebsrat und dem Sprecherausschuss danken wir für die vertrauensvolle und konstruktive Zusammenarbeit.

Ausblick

Es ist davon auszugehen, dass es im Laufe des ersten Halbjahres 2002 zu einer leichten Belebung der wirtschaftlichen Entwicklung kommt. In den USA dürfte die Produktion wieder merklich zunehmen. Dagegen ist für Japan im Verlauf des Jahres 2002 nur mit einem sehr schwachen Wachstum zu rechnen. Im Euroraum wird eine konjunkturelle Erholung erwartet; Impulse können dabei von den USA ausgehen. Insgesamt sollte sich die Weltkonjunktur im laufenden Jahr merklich beleben, wenngleich die Dynamik geringer ausfallen dürfte als im vorangegangenen Aufschwung.

Die wirtschaftliche Entwicklung in Deutschland verläuft unverändert schwächer als in der Mehrzahl der Staaten des Euroraums. Insbesondere fehlen der Binnenkonjunktur die nötigen Impulse. Das Bruttoinlandsprodukt in Deutschland dürfte so um lediglich ca. 0,75 % wachsen. Den Prognosen zufolge ist damit zu rechnen, dass die Europäische Zentralbank die Leitzinsen bis zum Sommer 2002 auf dem derzeitigen Niveau belässt. Die kurz- und mittelfristigen Kapitalmarktzinsen dürften im Zuge der konjunkturellen Erholung in den Vereinigten Staaten und in Europa wieder steigen. Für den Euro ist eine leichte Aufwertung zu erwarten.

Die Terroranschläge auf die USA haben nicht nur die Ergebnisse des Berichtsjahrs stark beeinflusst und zu einer sehr unbefriedigenden Ergebnissituation geführt; die Schaden-Rückversicherung wird auch in den kommenden Jahren nachhaltig hierdurch beeinflusst werden.

Die Vertragserneuerung für das Jahr 2002 verlief für uns in der Schadenrückversicherung ausgesprochen erfolgreich. Nach den substanziellen Verlusten im Berichtsjahr, aber auch der Vorjahre, kehrt die Schaden-Rückversicherung mit deutlichen Ratenerhöhungen und Konditionsverbesserungen auf vielen Märkten zurück zur Profitabilität.

Besonders auf Märkten, die durch die Ereignisse des 11. September 2001 stark getroffen wurden, ergeben sich deutliche Raten- und Kondi-

tionsverbesserungen. Unser für das Spezialgeschäft zuständiger Zentralbereich (Luftfahrt, Transport und das Rückversicherungsgeschäft des Londoner Marktes) beispielsweise plant für das laufende Jahr eine Ausweitung des Geschäftsvolumen um durchschnittlich 150 %. In einigen Bereichen unseres Luftfahrtgeschäfts gehen wir sogar von einer Verzehnfachung unseres Prämienvolumens aus. Wir erwarten eine ausgeprägte Profitabilität des Geschäfts aus der Reduzierung des Risikos in vielen Teilbereichen der Schaden-Rückversicherung bei gleichzeitig erhöhten Raten.

Des Weiteren erwarten wir insbesondere eine Reduzierung der Risiken im Bereich der Terrordeckungen: In der Vergangenheit mehr oder weniger prämienfrei eingeschlossene Risiken führten nach den Ereignissen des 11. September zu hohen zusätzlichen Prämieneinnahmen. Nach den Anschlägen auf die USA wurden spezielle Terrordeckungen aufgelegt, die es in dieser Form in der Vergangenheit nicht gab. Wir haben bereits kurz nach den Anschlägen erkannt, dass diese Deckungen zu sehr attraktiven Konditionen angeboten wurden, und waren einer der ersten Rückversicherer, die sich an diesen Deckungen beteiligt haben.

Ferner haben wir uns zusammen mit namhaften Versicherungs- und Rückversicherungsunternehmen im laufenden Berichtsjahr an der Gründung eines Terrorversicherers für Sachschäden mit Sitz in Luxemburg (Special Risk Insurance and Reinsurance Luxembourg S.A.) beteiligt. Dieser Versicherer wird Teile der aus dem Ereignis des 11. September resultierenden Deckungslücken im Bereich der Terrorismusrisiken schließen. Versicherungsschutz wird diese Gesellschaft in sehr limitierter Form für bestimmte geografische Regionen (im Wesentlichen Europa) anbieten.

Auch Sparten, die vollkommen unbeeinflusst von den Terroranschlägen waren, wiesen in der Erneuerung für das Jahr 2002 deutliche Konditionsverbesserungen und Ratenerhöhungen auf. So wird amerikanisches Haftpflichtgeschäft inzwischen nicht mehr zu unbefriedigenden Raten gezeichnet. Nachdem die Raten hier über Jahre unauskömmlich waren, führte die Erneuerung unserer Portefeuilles zu sehr deutlichen Prämiensteigerungen.

Die bisher getätigten Abschlüsse der Erneuerungssaison für 2002 lassen somit eine starke Erhöhung der Profitabilität in der Schaden-Rückversicherung erwarten. Wir gehen davon aus, dass wir die Verluste aus den Terroranschlägen – unterstellt, dass der Großschadenanfall dem langjährigen Durchschnitt entspricht – in weniger als drei Jahren zurückverdienen können.

In der Personen-Rückversicherung werden wir uns nach wie vor auf unsere Kernmärkte in Großbritannien, Frankreich, Italien, den USA, Südafrika, Malaysia, Australien und China konzentrieren. Unser Fokus liegt auch zukünftig auf dem nichttraditionellen Geschäftsmodell des „Stochastischen Bankers".

Des Weiteren werden wir nach wie vor Erstversicherungsunternehmen bei der Etablierung neuer Produkte in Form von Produktpartnerschaften begleiten. Unterstützungsmöglichkeiten sehen wir vor allem in schnell wachsenden Märkten.

Unser Kapitalanlageergebnis ist naturgemäß schwer zu prognostizieren. Der Tiefpunkt an den Aktienmärkten scheint durchschritten, ebenso erholen sich die Leitzinssätze. Wir rechnen jedoch kaum damit, die guten Ergebnisse aus dem Abgang von Kapitalanlagen der Jahre 1999 oder 2000 im laufenden Jahr wieder zu erreichen. Da unsere Kapitalanlagebestände wachsen, sollte das Kapitalanlageergebnis dank der Erhöhung des ordentlichen Kapitalanlageergebnisses auf jeden Fall steigen.

Das Vor- und Nachsteuerergebnis dürfte – normale Verhältnisse bezüglich des Großschadenanfalls und der Kapitalmarktbedingungen unterstellt – auf sehr hohem Niveau liegen. Zusammenfassend sehen wir uns – nach den erfolgreichen Kapitalmaßnahmen der letzten zwölf Monate – hervorragend positioniert, so dass wir insbesondere die Marktchancen der Schaden-Rückversicherung überproportional nutzen und unseren Marktanteil deutlich ausbauen werden.

Verbundene Unternehmen

Für alle mit verbundenen Unternehmen getätigten Rechtsgeschäfte haben wir nach den Umständen, die uns zum Zeitpunkt der Vornahme der Rechtsgeschäfte bekannt waren, eine angemessene Gegenleistung erhalten. Auszugleichende Nachteile im Sinne des § 311 (1) AktG sind uns nicht entstanden. Durch die getroffenen Maßnahmen wurden wir nicht benachteiligt.

Ergebnisverwendungsvorschlag

Wir beabsichtigen, der Hauptversammlung vorzuschlagen, den Bilanzgewinn in Höhe von 300.000,00 EUR auf neue Rechnung vorzutragen.

Sonstige Angaben

Zwischen unserem Unternehmen und unserer Tochtergesellschaft E+S Rückversicherungs-AG besteht eine Verwaltungsgemeinschaft, die sich auf alle Funktionen beider Unternehmen erstreckt.

Steuer- und Grundstücksangelegenheiten werden vom HDI Haftpflichtverband der Deutschen Industrie VaG weitgehend zentral für den Konzern bearbeitet.

Unsere Kapitalanlagen werden von der HDI Asset Management GmbH verwaltet.

JAHRESBILANZ *zum 31. Dezember 2001*

Aktiva	2001 TEUR	2001 TEUR	2001 TEUR	2001 TEUR	2000 TEUR
A. Immaterielle Vermögensgegenstände:					
sonstige immaterielle Vermögensgegenstände				6 313	8 817
B. Kapitalanlagen					
I. Grundstücke, grundstücksgleiche Rechte und Bauten einschließlich der Bauten auf fremden Grundstücken			47 716		49 468
II. Kapitalanlagen in verbundenen Unternehmen und Beteiligungen					
1. Anteile an verbundenen Unternehmen		1 516 673			1 145 961
2. Ausleihungen an verbundene Unternehmen		260 026			232 620
3. Beteiligungen		110 799			112 546
4. Ausleihungen an Unternehmen, mit denen ein Beteiligungsverhältnis besteht		23 243			21 976
			1 910 741		1 513 103
III. Sonstige Kapitalanlagen					
1. Aktien, Investmentanteile und andere nicht festverzinsliche Wertpapiere		1 112 160			1 401 034
2. Inhaberschuldverschreibungen und andere festverzinsliche Wertpapiere		2 846 620			1 759 641
3. Hypotheken-, Grundschuld- und Rentenschuldforderungen		2 634			2 937
4. Sonstige Ausleihungen					
a) Namensschuldverschreibungen	253 237				273 827
b) Schuldscheinforderungen und Darlehen	114 179				121 224
c) übrige Ausleihungen	53 000				28 121
		420 416			423 172
5. Einlagen bei Kreditinstituten		222 575			212 618
6. Andere Kapitalanlagen		5			5
			4 604 410		3 799 407
IV. Depotforderungen aus dem in Rückdeckung übernommenen Versicherungsgeschäft			2 553 431		2 212 015
				9 116 298	7 573 993

Passiva	2001 TEUR	2001 TEUR	2001 TEUR	2000 TEUR
A. Eigenkapital				
I. Gezeichnetes Kapital		82 799		75 493
II. Kapitalrücklage		388 816		201 794
III. Gewinnrücklagen				
1. gesetzliche Rücklage	511			511
2. andere Gewinnrücklagen	53 100			53 100
		53 611		53 611
IV. Bilanzgewinn		300		70 100
			525 526	400 998
B. Genussrechtskapital			76 694	76 694
C. Versicherungstechnische Rückstellungen				
I. Beitragsüberträge				
1. Bruttobetrag	774 875			578 543
2. davon ab: Anteil für das in Rückdeckung gegebene Versicherungsgeschäft	202 970			146 345
		571 905		432 198
II. Deckungsrückstellung				
1. Bruttobetrag	2 042 579			1 743 077
2. davon ab: Anteil für das in Rückdeckung gegebene Versicherungsgeschäft	579 533			548 207
		1 463 046		1 194 870
III. Rückstellung für noch nicht abgewickelte Versicherungsfälle				
1. Bruttobetrag	8 761 571			6 058 017
2. davon ab: Anteil für das in Rückdeckung gegebene Versicherungsgeschäft	3 603 550			1 585 058
		5 158 021		4 472 959
IV. Rückstellung für erfolgsabhängige und erfolgsunabhängige Beitragsrückerstattung				
1. Bruttobetrag	2 525			2 164
2. davon ab: Anteil für das in Rückdeckung gegebene Versicherungsgeschäft	816			1 065
		1 709		1 099
V. Schwankungsrückstellung und ähnliche Rückstellungen		717 155		802 248
VI. Sonstige versicherungstechnische Rückstellungen				
1. Bruttobetrag	99 410			74 888
2. davon ab: Anteil für das in Rückdeckung gegebene Versicherungsgeschäft	101 583			2 222
		-2 173		72 666
			7 909 663	6 976 040

Aktiva	2001				2000
	TEUR	TEUR	TEUR	TEUR	TEUR
C. Forderungen					
I. Abrechnungsforderungen aus dem Rückversicherungsgeschäft			1 203 363		1 164 513
davon an verbundene Unternehmen:					
TEUR 284 064 (2000: TEUR 83 106)					
II. Sonstige Forderungen			180 945		145 589
davon an verbundene Unternehmen:				1 384 308	1 310 102
TEUR 138 692 (2000: TEUR 81 539)					
D. Sonstige Vermögensgegenstände					
I. Sachanlagen und Vorräte			11 684		7 129
II. Laufende Guthaben bei Kreditinstituten, Schecks und Kassenbestand			109 641		90 107
				121 325	97 236
E. Rechnungsabgrenzungsposten					
I. Abgegrenzte Zinsen und Mieten			61 694		48 254
II. Sonstige Rechnungsabgrenzungsposten			1 686		1 877
				63 380	50 131
F. Voraussichtliche Steuerentlastung nachfolgender Geschäftsjahre gemäß § 274 (2) HGB				43 762	52 555
				10 735 386	9 092 834

Passiva	2001 TEUR	2001 TEUR	2001 TEUR	2000 TEUR
D. Andere Rückstellungen				
I. Rückstellungen für Pensionen und ähnliche Verpflichtungen		23 668		21 619
II. Steuerrückstellungen		40 788		89 145
III. Sonstige Rückstellungen		23 549		33 619
			88 005	144 383
E. Depotverbindlichkeiten aus dem in Rückdeckung gegebenen Versicherungsgeschäft			1 119 101	895 819
F. Andere Verbindlichkeiten				
I. Abrechnungsverbindlichkeiten aus dem Rückversicherungsgeschäft		579 520		546 443
davon gegenüber verbundenen Unternehmen:				
TEUR 195 822 (2000: TEUR 103 291)				
II. Verbindlichkeiten gegenüber Kreditinstituten		50 000		–
III. Sonstige Verbindlichkeiten		382 191		47 286
davon			1 011 711	593 729
aus Steuern:				
TEUR 1 462 (2000: TEUR 257)				
im Rahmen der sozialen Sicherheit:				
TEUR 567 (2000: TEUR 524)				
gegenüber verbundenen Unternehmen:				
TEUR 368 921 (2000: TEUR 36 430)				
G. Rechnungsabgrenzungsposten			4 686	5 171
			10 735 386	9 092 834

GEWINN- UND VERLUSTRECHNUNG *für die Zeit vom 1. Januar bis 31. Dezember 2001*

	2001 TEUR	2001 TEUR	2001 TEUR	2000 TEUR
I. Versicherungstechnische Rechnung				
1. Verdiente Beiträge für eigene Rechnung				
a) Gebuchte Bruttobeiträge	5 633 402			4 491 415
b) Abgegebene Rückversicherungsbeiträge	2 766 852			1 734 745
		2 866 550		2 756 670
c) Veränderung der Bruttobeitragsüberträge	-181 897			-147 025
d) Veränderung des Anteils der Rückversicherer an den Bruttobeitragsüberträgen	51 696			39 362
		-130 201		-107 663
			2 736 349	2 649 007
2. Technischer Zinsertrag für eigene Rechnung			62 184	58 658
3. Sonstige versicherungstechnische Erträge für eigene Rechnung			22	23
4. Aufwendungen für Versicherungsfälle für eigene Rechnung				
a) Zahlungen für Versicherungsfälle				
aa) Bruttobetrag	2 885 038			2 867 613
bb) Anteil der Rückversicherer	1 303 914			1 246 366
		1 581 124		1 621 247
b) Veränderung der Rückstellung für noch nicht abgewickelte Versicherungsfälle				
aa) Bruttobetrag	-2 428 063			-250 931
bb) Anteil der Rückversicherer	1 963 084			67 189
		-464 979		-183 742
			2 046 103	1 804 989
5. Veränderung der übrigen versicherungstechnischen Netto-Rückstellungen				
a) Netto-Deckungsrückstellung		-339 349		-209 553
b) Sonstige versicherungstechnische Netto-Rückstellungen		-96		811
			-339 445	-208 742
6. Aufwendungen für erfolgsabhängige und erfolgsunabhängige Beitragsrückerstattung für eigene Rechnung			1 075	402
7. Aufwendungen für den Versicherungsbetrieb für eigene Rechnung				
a) Bruttoaufwendungen für den Versicherungsbetrieb		1 633 591		1 555 448
b) davon ab: erhaltene Provisionen und Gewinnbeteiligungen aus dem in Rückdeckung gegebenen Versicherungsgeschäft		894 159		668 576
			739 432	886 872
8. Sonstige versicherungstechnische Aufwendungen für eigene Rechnung			1 298	2 109
9. Zwischensumme			-328 798	-195 426
10. Veränderung der Schwankungsrückstellung und ähnlicher Rückstellungen			85 093	-55 611
11. Versicherungstechnisches Ergebnis für eigene Rechnung			-243 705	-251 037

	2001				2000
	TEUR	TEUR	TEUR	TEUR	TEUR
Übertrag				-243 705	-251 037
II. Nichtversicherungstechnische Rechnung					
1. Erträge aus Kapitalanlagen					
a) Erträge aus Beteiligungen		87 381			84 254
davon aus verbundenen Unternehmen:					
TEUR 73 510 (2000: TEUR 70 776)					
b) Erträge aus anderen Kapitalanlagen					
davon aus verbundenen Unternehmen:					
TEUR 56 573 (2000: TEUR 53 897)					
aa) Erträge aus Grundstücken, grundstücksgleichen Rechten und Bauten einschließlich der Bauten auf fremden Grundstücken	5 011				4 825
bb) Erträge aus anderen Kapitalanlagen	279 167				292 295
		284 178			297 120
c) Erträge aus Zuschreibungen		3 433			30 001
d) Gewinne aus dem Abgang von Kapitalanlagen		164 158			204 985
			539 150		616 360
2. Aufwendungen für Kapitalanlagen					
a) Aufwendungen für die Verwaltung von Kapitalanlagen, Zinsaufwendungen und sonstige Aufwendungen für die Kapitalanlagen		13 479			11 152
b) Abschreibungen auf Kapitalanlagen		26 270			24 816
davon außerplanmäßige Abschreibungen gemäß § 253 (2) S. 3 HGB:					
TEUR 10 884 (2000: TEUR 1 447)					
c) Verluste aus dem Abgang von Kapitalanlagen		18 071			6 901
			57 820		42 869
			481 330		573 491
3. Technischer Zinsertrag			-76 833		-74 530
				404 497	498 961
4. Sonstige Erträge			30 007		32 851
5. Sonstige Aufwendungen					
a) Sonderzuführungen an die Rückstellung für noch nicht abgewickelte Versicherungsfälle		96 536			75 822
b) übrige Aufwendungen		80 262			83 423
			176 798		159 245
				-146 791	-126 394
6. Ergebnis der normalen Geschäftstätigkeit				14 001	121 530

	2001				2000
	TEUR	TEUR	TEUR	TEUR	TEUR
Übertrag				14 001	121 530
7. Steuern vom Einkommen und vom Ertrag		10 442			38 599
zuzüglich vom Organträger belastet		-532			10 097
			9 910		48 696
8. Sonstige Steuern		1 379			631
zuzüglich vom Organträger belastet		2 522			542
			3 901		1 173
				13 811	49 869
9. Jahresüberschuss				190	71 661
10. Gewinnvortrag aus dem Vorjahr				110	7
11. Entnahmen aus Gewinnrücklagen:					
aus der Rücklage für eigene Anteile				–	230
12. Einstellungen in Gewinnrücklagen:					
in andere Gewinnrücklagen				–	1 798
13. Bilanzgewinn				300	70 100

Bewertung Aktiva

Die Bewertung erfolgte nach den Vorschriften der §§ 341 ff. des Handelsgesetzbuchs (HGB).

Die sonstigen immateriellen Vermögensgegenstände wurden zu Anschaffungskosten vermindert um planmäßige Abschreibungen entsprechend der betriebsgewöhnlichen Nutzungsdauer bzw. der durchschnittlichen Laufzeit der zu Grunde liegenden Verträge bewertet.

Grundstücke wurden zu den Anschaffungs- bzw. Herstellungskosten abzüglich der steuerlich zulässigen Abschreibungen bewertet.

Anteile an verbundenen Unternehmen und Beteiligungen sind nach dem Anschaffungskostenprinzip unter Berücksichtigung von Teilwertabschreibungen bewertet. Die niedrigeren Wertansätze wurden beibehalten, soweit in Vorjahren Abschreibungen auf Grund dauernder Wertminderungen vorgenommen wurden.

Ausleihungen an verbundene Unternehmen bzw. Ausleihungen an Unternehmen, mit denen ein Beteiligungsverhältnis besteht, sind zum Nennwert abzüglich Tilgungen oder zum niedrigeren beizulegenden Wert bewertet.

Der Wertpapierbestand wurde je nach Zweckbestimmung erstmalig dem Anlage- bzw. Umlaufvermögen zugewiesen und entsprechend den Vorschriften des VersKapG bewertet.

Aktien, Investmentanteile und andere nicht festverzinsliche Wertpapiere sowie Inhaberschuldverschreibungen und andere festverzinsliche Wertpapiere sind je nach Zweckbestimmung nach dem strengen oder gemilderten Niederstwertprinzip bewertet.

Die Bewertung derivativer Instrumente erfolgte auf der Mark-to-Market Basis.

Hypotheken-, Grundschuld-, Rentenschuldforderungen, Namensschuldverschreibungen, Schuldscheinforderungen und Darlehen sowie die übrigen Ausleihungen bewerteten wir zum Nennwert bzw. zu Anschaffungskosten unter Berücksichtigung von Tilgungen oder zum niedrigeren beizulegenden Wert.

Zuschreibungen werden gemäß § 280 (1) HGB vorgenommen.

Andere Kapitalanlagen, Einlagen und laufende Guthaben bei Kreditinstituten, Kassenbestand, Depot- und Abrechnungsforderungen aus dem Rückversicherungsgeschäft und die sonstigen Forderungen haben wir mit Nominalbeträgen angesetzt. Für Ausfallrisiken wurden Wertberichtigungen gebildet.

Sachanlagen und Vorräte wurden mit den Anschaffungskosten abzüglich linearer oder degressiver Abschreibungen bewertet. Geringwertige Wirtschaftsgüter wurden im Jahr der Anschaffung voll abgeschrieben.

Bewertung Passiva

Die Beitragsüberträge, die Deckungsrückstellung, die Rückstellung für noch nicht abgewickelte Versicherungsfälle, die Rückstellung für erfolgsunabhängige Beitragsrückerstattung sowie die sonstigen versicherungstechnischen Rückstellungen passivierten wir grundsätzlich nach den Aufgaben der Zedenten.

Die Bemessungsgrundlage für die Beitragsüberträge ist nach dem Erlass NRW vom 29. Mai 1974 der Rückversicherungsbeitrag nach Abzug von 92,5 % der Rückversicherungsprovisionen. In der Transportversicherung wurden die Beitragsüberträge und die Schadenrückstellung als Einheit betrachtet und als Schadenrückstellung ausgewiesen. Die Ermittlung erfolgte in Anlehnung an das so genannte englische System. Spätestens nach dem dritten auf das Zeichnungsjahr folgende Jahr wird die Rückstellung durch eine nach den allgemeinen Grundsätzen ermittelte Rückstellung ersetzt.

Sofern die von Zedenten aufgegebenen Rückstellungen voraussichtlich nicht ausreichen werden, haben wir sie um angemessene Zuschläge erhöht. Sofern keine Aufgaben vorlagen, wurden die Rückstellungen, orientiert am bisherigen Geschäftsverlauf, geschätzt. Neuverträge wurden ergebnismäßig zumindest neutralisiert. Teilweise sind Rückstellungen aktuarisch ermittelt worden. Bei fehlenden Zedentenabrechnungen mit größerem Beitragsvolumen wurden gegebenenfalls ergänzende oder vollständige Schätzungen der entsprechenden Bestands- oder Erfolgsposten vorgenommen. Fehlende Zedentenabrechnungen mit geringem Beitragsvolumen werden im Folgejahr erfasst. Das geschätzte Bruttobeitragsvolumen beläuft sich auf 13,1 %.

In den Sparten Haftpflicht und Kraftfahrzeug-Haftpflicht bildeten wir Spätschadenrückstellungen für Schadenexzedentenverträge. Die Berechnung erfolgte weitgehend nach mathematisch-statistischen Verfahren.

Die Anteile der Retrozessionäre an den versicherungstechnischen Rückstellungen wurden auf Grund der Rückversicherungsverträge ermittelt.

Die Bildung der Schwankungsrückstellung erfolgte gemäß der Anlage zu § 29 der Verordnung über die Rechnungslegung von Versicherungsunternehmen (RechVersV), die der Schwankungsrückstellung ähnliche Rückstellungen gemäß § 30 RechVersV.

Bei der Berechnung der Atomanlagenrückstellung lag § 30 (2) RechVersV zu Grunde.

Die Pensionsrückstellung wurde nach dem Teilwertverfahren gemäß § 6a EStG ermittelt. Dabei lagen die Richttafeln 1998 von Dr. Klaus Heubeck mit einem Rechnungszinsfuß von 6 % zu Grunde.

Die arbeitnehmerfinanzierten Pensionszusagen sind in der Höhe entsprechend dem Anwartschaftsbarwert gebildet.

Die Steuerrückstellungen und die sonstigen Rückstellungen berücksichtigen unseres Erachtens alle erkennbaren Risiken und ungewissen Verpflichtungen. Für Steueraufwand, der nach den steuerrechtlichen Vorschriften das Geschäftsjahr betrifft, für den sich jedoch in Folgejahren eine voraussichtliche Steuerentlastung ergeben wird, wurde gemäß § 274 (2) HGB ein Aktivposten gebildet. Er betrifft die Körperschaftsteuer unter Zugrundelegung eines unveränderten Steuersatzes von 25 %, den Solidaritätszuschlag sowie die Gewerbeertragsteuer.

Die sonstigen Rückstellungen wurden in Höhe der voraussichtlichen Inanspruchnahme gebildet.

Für virtuelle Aktienoptionsrechte wurde eine Rückstellung nach versicherungsmathematischen Grundsätzen auf Basis anerkannter finanzwirtschaftlicher Optionsbewertungsmodelle (Black-Scholes-Modell mit Hilfe eines Trinominalbaum-Verfahrens) gebildet.

Die anderen Verbindlichkeiten sind mit Rückzahlungsbeträgen angesetzt.

Währungsumrechnung

Die in fremden Währungen gebuchten Geschäftsvorfälle wurden im Zeitpunkt der Erfassung mit dem jeweils gültigen Monatskurs in die Berichtswährung umgerechnet. Die in die Bilanz eingestellten Aktiva und Passiva wurden zu den Devisenmittelkursen am Bilanzstichtag in Euro umgerechnet.

Um die Währungsrisiken möglichst gering zu halten, haben wir uns um kongruente Deckung der Passivposten durch entsprechende Aktivposten bei den einzelnen Währungen bemüht. Für Fremdwährungen, in denen wir Kapitalanlagen halten, haben wir die sich aus der Umbewertung ergebenden Gewinne nach Verrechnung mit unterjährigen Verlusten als nicht realisiert der Rückstellung für Währungsrisiken zugewiesen. Währungskursverluste aus diesen Anlagewährungen wurden – soweit möglich – durch Rückstellungsauflösung neutralisiert. Darüber hinaus wird diese Rückstellung jahrgangsweise aufgelöst.

Sonstiges

Der technische Zins resultiert im Wesentlichen aus den auf Basis der Deckungsrückstellung erwirtschafteten Zinserträgen. Die Berechnung erfolgte nach den hierfür üblichen Methoden.

Erläuterungen zu den Aktiva

Entwicklung der Aktivposten A., B.I. bis B.III. im Geschäftsjahr 2001	Bilanzwerte 31.12.2000 TEUR	Zugänge TEUR	Abgänge TEUR	Zuschreibungen TEUR	Abschreibungen TEUR	Bilanzwerte 31.12.2001 TEUR
A. Immaterielle Vermögensgegenstände						
sonstige immaterielle Vermögensgegenstände	8 817	2 336	9	–	4 831	6 313
B. I. Grundstücke, grundstücksgleiche Rechte und Bauten einschließlich der Bauten auf fremden Grundstücken	49 468	185	–	–	1 937	47 716
B. II. Kapitalanlagen in verbundenen Unternehmen und Beteiligungen						
1. Anteile an verbundenen Unternehmen	1 145 961	371 903	1 191	–	–	1 516 673
2. Ausleihungen an verbundene Unternehmen	232 620	27 667	261	–	–	260 026
3. Beteiligungen	112 546	268	1 571	–	444	110 799
4. Ausleihungen an Unternehmen, mit denen ein Beteiligungsverhältnis besteht	21 976	1 209	–	58	–	23 243
5. Summe B. II.	1 513 103	401 047	3 023	58	444	1 910 741
B. III. Sonstige Kapitalanlagen						
1. Aktien, Investmentanteile und andere nicht festverzinsliche Wertpapiere	1 401 034	502 716	785 699	1 366	7 257	1 112 160
2. Inhaberschuldverschreibungen und andere festverzinsliche Wertpapiere	1 759 641	1 800 002	701 971	1 373	12 425	2 846 620
3. Hypotheken-, Grundschuld- und Rentenschuldforderungen	2 937	66	369	–	–	2 634
4. Sonstige Ausleihungen						
a) Namensschuldverschreibungen	273 827	2 343	22 283	–	650	253 237
b) Schuldscheinforderungen und Darlehen	121 224	20 000	27 045	–	–	114 179
c) übrige Ausleihungen	28 121	25 000	–	–	121	53 000
5. Einlagen bei Kreditinstituten	212 618	9 957	–	–	–	222 575
6. Andere Kapitalanlagen	5	–	–	–	–	5
7. Summe B. III.	3 799 407	2 360 084	1 537 367	2 739	20 453	4 604 410
Insgesamt	5 370 795	2 763 652	1 540 399	2 797	27 665	6 569 180

Grundstücke und grundstücksgleiche Rechte

Das Unternehmen verfügte am 31. Dezember 2001 über fünf bebaute Grundstücke mit Geschäfts- und anderen Bauten in Hannover, Duisburg, Düsseldorf, Bremen und Kassel sowie über eine Büroetage in Madrid. Der Buchwert für das Gästehaus in Hannover betrug am 31. Dezember 2001 1.828 TEUR. Die Eigennutzung beträgt 1.008 TEUR.

Des Weiteren verfügte das Unternehmen über ein Grundstück mit Wohnbauten in Hannover sowie Anteile von 16.578 TEUR an zwei bebauten Grundstücken in Düsseldorf und Stuttgart und einen Anteil von 1.297 TEUR an einem unbebauten Grundstück in Hannover.

Angaben über Anteilsbesitz

Eine vollständige Aufstellung des Anteilsbesitzes ist gemäß § 287 HGB gesondert erstellt worden und wird beim Handelsregister hinterlegt (Hannover HRB 6778).

Name und Sitz des Unternehmens Angaben der Beträge in jeweils 1 000 Währungseinheiten	Höhe des Anteils am Kapital (in %)	Eigenkapital (§266 (3) HGB)		Ergebnis des letzten Geschäftsjahrs	
Anteile an verbundenen Unternehmen					
Unternehmen mit Sitz in Deutschland					
HDI Immobilienfonds Nr. 4 Nürnberg Bucher KG, München/Deutschland	99,77	EUR	-2 707	EUR	-126
E+S Rückversicherungs-AG, Hannover/Deutschland	50,09	EUR	132 281	EUR	12 000
hält 100,00 % der Anteile an:					
E+S Reinsurance (Ireland) Ltd., Dublin/Irland		EUR	160 428	EUR	16 389
hält 33,33 % der Anteile an:					
Hannover Re Advanced Solutions Limited, Dublin/Irland		EUR	783	EUR	90
hält 56,93 % der Anteile an:					
Hannover Finance, Inc., Wilmington/USA		USD	280 420	USD	-12 613
hält 50,00 % der Anteile an:					
Hannover Life Re of Australasia Ltd, Sydney/Australien		AUD	158 998	AUD	10 000
hält 45,00 % der Anteile an:					
GbR Hannover Rückversicherungs-AG/ E+S Rückversicherungs-AG-Grundstücksgesellschaft, Hannover/Deutschland		EUR	26 403	EUR	616
hält 25,00 % der Anteile an:					
WeHaCo Unternehmensbeteiligungs-AG, Hannover/Deutschland		EUR	54 925	EUR	6 276
GbR Hannover Rückversicherungs-AG/ E+S Rückversicherungs-AG-Grundstücksgesellschaft, Hannover/Deutschland	45,00	EUR	26 403	EUR	616
Unternehmen mit Sitz im Ausland					
Hannover Finance (Luxembourg), S.A., Luxemburg/Luxemburg	100,00	EUR	3 539	EUR	-3 161
Hannover Finance (UK) Limited, Virginia Water/UK	100,00	GBP	101 641	GBP	-5
hält 100,00 % der Anteile an:					
Hannover Life Reassurance (UK) Limited, Virginia Water/UK		GBP	18 970	GBP	-997
Hannover Services (UK) Ltd., Virginia Water/UK		GBP	256	GBP	16

Name und Sitz des Unternehmens Angaben der Beträge in jeweils 1 000 Währungseinheiten	Höhe des Anteils am Kapital (in %)	Eigenkapital (§266 (3) HGB)		Ergebnis des letzten Geschäftsjahrs	
International Insurance Company of Hannover Ltd., Virginia Water/UK		GBP	64 034	GBP	6 120
hält 75,00 % der Anteile an:					
Protection Reinsurance Intermediaries Ltd., London/UK		GBP	495	GBP	-5
Hannover Life Reassurance Company of America, Orlando/USA	100,00	USD	89 170	USD	-21 043
Hannover Life Reassurance (Ireland) Limited, Dublin/Irland	100,00	EUR	107 769	EUR	5 581
Hannover Re (Bermuda) Ltd., Bermuda/USA	100,00	USD	262 831	USD	12 343
Hannover Reinsurance (Ireland) Ltd., Dublin/Irland	100,00	EUR	232 299	EUR	52 274
hält 33,33 % der Anteile an:					
Hannover Re Advanced Solutions Limited, Dublin/Irland		EUR	783	EUR	90
Hannover Re Sweden Insurance Company Ltd., Stockholm/Schweden	100,00	SEK	124 277	SEK	-1 026
Insurance Corporation of Hannover, Chicago/USA	100,00	USD	157 876	USD	-34 011
Hannover Reinsurance Group Africa (Pty) Ltd., Johannesburg/Südafrika	96,85	ZAR	323 626	ZAR	17 093
hält 100,00 % der Anteile an:					
Hannover Life Reassurance Africa Limited, Johannesburg/Südafrika		ZAR	32 038	ZAR	14 538
Hannover Reinsurance Africa Limited, Johannesburg/Südafrika		ZAR	343 638	ZAR	60 535
hält 100,00 % der Anteile an:					
Lireas Holdings (Pty) Ltd., Johannesburg/Südafrika		ZAR	47 996	ZAR	8 828
Indoc Holdings S.A., Luxemburg/Luxemburg		CHF	5 535	CHF	-281
hält 100,00 % der Anteile an:					
Hannover Reinsurance Mauritius Ltd., Port Louis/Mauritius		MUR	183 837	MUR	21 692
Hannover Re Real Estate Holdings, Inc., Orlando/USA	86,52	USD	109 674	USD	3 783
Hannover Life Re of Australasia Ltd, Sydney/Australien	50,00	AUD	158 998	AUD	10 000
Hannover Finance Inc., Wilmington/USA	43,07	USD	280 420	USD	-12 613
hält 100,00 % der Anteile an:					
Lion Holding, Inc., Wilmington/USA		USD	377 560	USD	16 014

Name und Sitz des Unternehmens Angaben der Beträge in jeweils 1 000 Währungseinheiten	Höhe des Anteils am Kapital (in %)	Eigenkapital (§266 (3) HGB)		Ergebnis des letzten Geschäftsjahrs	
hält 100,00 % der Anteile an:					
Clarendon Insurance Group, Inc., Wilmington/USA		USD	396 522	USD	10 835
hält 100,00 % der Anteile an:					
Clarendon National Insurance Company, Trenton/USA		USD	376 398	USD	-13 447
hält 100,00 % der Anteile an:					
Clarendon America Insurance Company, Trenton/USA		USD	75 683	USD	-809
Clarendon Select Insurance Company, Tallahassee/USA		USD	24 820	USD	3 398
Harbor Specialty Insurance Company, Trenton/USA		USD	21 096	USD	3 232
Lion Insurance Company, Tallahassee/USA		USD	7 147	USD	184
Redland Insurance Company, Council Bluffs/USA		USD	21 709	USD	601
Beteiligungen					
Euro Accident Group Programs Insurance Ltd., Växjö/Schweden (Geschäftsjahr 5/2000 bis 12/2001)	50,00	SEK	735	SEK	82
ITAS Assicurazioni SpA, Trient/Italien	43,74	EUR	48 754	EUR	1 405
ITAS Vita SpA, Trient/Italien	43,74	EUR	30 816	EUR	35
HANNOVER Finanz GmbH, Beteiligungen und Kapitalanlagen, Hannover/Deutschland (Geschäftsjahr 2000)	25,00	EUR	67 960	EUR	14 717
WeHaCo Unternehmensbeteiligungs-AG, Hannover/Deutschland	25,00	EUR	54 925	EUR	6 276

Sonstige Angaben zu den Kapitalanlagen

Vermögensgegenstände im Bilanzwert von 2.016.415 TEUR (747.439 TEUR) sind zu Gunsten von Gesellschaften gesperrt. Wertpapierdepots wurden zeitweise Banken für Wertpapierleihgeschäfte zu Gunsten Dritter zur Verfügung gestellt.

Auf Grund des Steuerentlastungsgesetzes vom 24. März 1999 sind Wertaufholungen von Teilwertabschreibungen aus früheren Geschäftsjahren in Höhe von 2.798 TEUR vorgenommen worden.

Zeitwertangaben nach § 54 RechVersV

Die Zeitwerte des Grundvermögens wurden überwiegend nach einem kombinierten Sach- und Ertragswertverfahren ermittelt. In Einzelfällen wurden Buchwerte angesetzt.

Für die Anteile an verbundenen Unternehmen und Beteiligungen wurden Ertragswerte bzw. bei Lebensversicherungsgesellschaften embedded values berechnet.

Bei der Bewertung der Aktien, Investmentanteile, Inhaberschuldverschreibungen und der anderen Wertpapiere wurden Marktwerte herangezogen. Bei Sonderinvestments, bei denen kein Börsenkurs vorlag, erfolgte die Bewertung zu Anschaffungskosten oder zum Net Asset Value (NAV).

Die Zeitwerte der sonstigen Ausleihungen wurden anhand von Zinsstrukturkurven unter Berücksichtigung der Bonität des jeweiligen Schuldners sowie der Währung der Ausleihung ermittelt.

Die übrigen Kapitalanlagen wurden mit den Nominalwerten und in Einzelfällen zum Buchwert angesetzt.

Zeitwertangaben nach § 54 RechVersV der Aktivposten B.I. bis B.III. für das Geschäftsjahr 2001	Bilanzwerte 31.12.2001 TEUR	Zeitwerte 31.12.2001 TEUR	Differenz 31.12.2001 TEUR
B.I. Grundstücke, grundstücksgleiche Rechte und Bauten einschließlich der Bauten auf fremden Grundstücken	47 716	87 634	39 918
B.II. Kapitalanlagen in verbundenen Unternehmen und Beteiligungen			
1. Anteile an verbundenen Unternehmen	1 516 673	1 936 107	419 434
2. Ausleihungen an verbundene Unternehmen	260 026	260 026	–
3. Beteiligungen	110 799	176 950	66 151
4. Ausleihungen an Unternehmen, mit denen ein Beteiligungsverhältnis besteht	23 243	23 243	–
5. Summe B.II.	1 910 741	2 396 326	485 585
B.III. Sonstige Kapitalanlagen			
1. Aktien, Investmentanteile und andere nicht festverzinsliche Wertpapiere	1 112 160	1 198 338	86 178
2. Inhaberschuldverschreibungen und andere festverzinsliche Wertpapiere	2 846 620	2 901 287	54 667
3. Hypotheken-, Grundschuld- und Rentenschuldforderungen	2 634	2 634	–
4. Sonstige Ausleihungen			
a) Namensschuldverschreibungen	253 237	262 320	9 083
b) Schuldscheinforderungen und Darlehen	114 179	119 170	4 991
c) Übrige Ausleihungen	53 000	54 718	1 718
5. Einlagen bei Kreditinstituten	222 575	222 575	–
6. Andere Kapitalanlagen	5	5	–
7. Summe B.III.	4 604 410	4 761 047	156 637
Insgesamt	6 562 867	7 245 007	682 140

Angaben zu § 341b HGB

Von den unter den sonstigen Kapitalanlagen in der Position Aktien, Investmentanteile und andere nicht festverzinsliche Wertpapiere ausgewiesenen Investmentanteilen von insgesamt 1.063.161 TEUR sind dem Anlagevermögen 1.006.209 TEUR zugewiesen. Insoweit wurden Abschreibungen in Höhe von 35.474 TEUR nicht vorgenommen.

Von den Inhaberschuldverschreibungen und anderen festverzinslichen Wertpapieren wurden Wertpapiere mit einem Buchwert von 43.857 TEUR dem Anlagevermögen zugewiesen. Die nicht vorgenommenen Abschreibungen belaufen sich auf 5.647 TEUR.

Sonstige Forderungen

	2001 TEUR	2000 TEUR
Forderungen an verbundene Unternehmen	138 692	81 539
Forderungen an Finanzbehörden	29 792	1 359
Forderungen aus Anzahlungen	9 187	3 536
Forderungen aus Dividendenansprüchen	1 354	2 675
Fällige Zins- und Mietforderungen	1 071	4 787
Forderungen an Repräsentanzen	479	311
Forderungen aus Tilgungsrückständen	–	34 500
Forderungen aus fälligen Wertpapieren	–	16 493
Übrige Forderungen	370	389
Insgesamt	180 945	145 589

Eigene Anteile

Durch Beschluss der Hauptversammlung der Hannover Rückversicherungs-AG vom 20. Juli 2001 wurde die Gesellschaft ermächtigt, bis zum 31. Dezember 2002 eigene Aktien bis zu 10 % des zum Beschlusszeitpunkt vorhandenen Grundkapitals zu erwerben. Die Gesellschaft war zum 31. Dezember 2001 nicht im Besitz von eigenen, voll eingezahlten Stückaktien.

Im Einzelnen ergab sich folgende Entwicklung des Bestands in 2001:

	Käufe/Verkäufe	Anteil am Grundkapital		Erwerbspreis Veräußerungspreis
	Stück	in %	TEUR	TEUR
Bestand 01.01.2001	–			
Kumulierte Käufe	6 600	0,65	537	537
Kumulierte Verkäufe	6 600	0,65	537	463
Bestand 31.12.2001	–	–	–	

Rechnungsabgrenzungsposten

	2001 TEUR	2000 TEUR
Abgegrenzte Zinsen und Mieten	61 694	48 254
Abgegrenzte Verwaltungskosten	1 179	1 215
Agio	507	662
Insgesamt	63 380	50 131

Voraussichtliche Steuerentlastung nachfolgender Geschäftsjahre gemäß § 274 (2) HGB

Im Geschäftsjahr wurde ein Abgrenzungsposten für voraussichtliche Steuerentlastung nachfolgender Geschäftsjahre gemäß § 274 (2) HGB in Höhe von 43.762 TEUR (2000: 52.555 TEUR) gebildet. Davon entfallen 23.174 TEUR (2000: 27.400 TEUR) auf Körperschaftsteuer einschließlich Solidaritätszuschlag und 20.588 TEUR (2000: 25.155 TEUR) auf Gewerbesteuer.

Erläuterungen zu den Passiva

Gezeichnetes Kapital

Im Geschäftsjahr wurde das gezeichnete Kapital um 7.306 TEUR auf 82.799 TEUR erhöht. Es ist eingeteilt in 32.387.976 auf den Namen lautende Stückaktien, die voll eingezahlt sind. Die neuen Aktien sind für das Geschäftsjahr in vollem Umfang dividendenberechtigt.

Befristet bis zum 31. August 2002 besteht ein genehmigtes Kapital in Höhe von 767 TEUR zur Ausgabe von Belegschaftsaktien. Weiterhin besteht ein genehmigtes Kapital in Höhe von 12.694 TEUR bis zum 1. Juli 2004.

Kapitalrücklage

Die Kapitalrücklage erhöhte sich im Geschäftsjahr um 187.022 TEUR auf 388.816 TEUR durch Einstellung der Agiobeträge aus der durchgeführten Kapitalerhöhung.

Genussrechtskapital

Das im Jahr 1993 begebene Genussrechtskapital in Höhe von 76.694 TEUR hat eine Laufzeit von 10 Jahren. Die Verzinsung beträgt 7,55 %.

Beitragsüberträge

Versicherungszweig	2001		2000	
	brutto TEUR	netto TEUR	brutto TEUR	netto TEUR
Feuer	164 098	123 262	103 956	77 150
Haftpflicht	162 403	110 538	109 214	71 480
Allgemeine Unfall	8 291	5 292	7 138	4 863
Kraftfahrt	94 783	68 749	69 527	50 074
Luftfahrt	127 798	99 819	41 029	31 235
Leben	62 470	51 710	63 260	52 858
Sonstige Zweige	155 032	112 535	184 419	144 538
Insgesamt	774 875	571 905	578 543	432 198

Deckungsrückstellung

Versicherungszweig	2001		2000	
	brutto TEUR	netto TEUR	brutto TEUR	netto TEUR
Allgemeine Unfall	1 857	1 432	–	–
Leben	2 037 652	1 459 159	1 743 077	1 194 870
Sonstige Zweige	3 070	2 455	–	–
Insgesamt	2 042 579	1 463 046	1 743 077	1 194 870

Rückstellung für noch nicht abgewickelte Versicherungsfälle

Versicherungszweig	2001		2000	
	brutto TEUR	netto TEUR	brutto TEUR	netto TEUR
Rückstellung für Entschädigungen und Rückkäufe (außer Renten)				
Feuer	1 615 181	580 105	581 241	295 097
Haftpflicht	2 679 718	2 018 758	2 275 211	1 969 679
Allgemeine Unfall	106 794	74 402	73 341	53 255
Kraftfahrt	1 013 437	824 190	927 195	773 485
Luftfahrt	880 045	280 615	317 928	186 201
Transport	619 183	312 495	328 176	212 315
Leben	417 616	297 357	366 119	257 043
Sonstige Zweige	1 423 806	764 412	1 181 802	718 968
	8 755 780	5 152 334	6 051 013	4 466 043
Renten-Deckungsrückstellung				
Haftpflicht	520	483	545	510
Allgemeine Unfall	1 465	1 464	1 051	1 050
Kraftfahrt	3 806	3 740	5 408	5 356
	5 791	5 687	7 004	6 916
Insgesamt	8 761 571	5 158 021	6 058 017	4 472 959

Schwankungsrückstellung und ähnliche Rückstellungen

Versicherungszweig	Stand am 1.1.2001 TEUR	Zuführung TEUR	Entnahme u. Auflösung TEUR	Stand am 31.12.2001 TEUR
Schwankungsrückstellung				
Feuer	65 949	–	65 763	186
Haftpflicht	213 490	46 689	–	260 179
Allgemeine Unfall	8 273	1 593	–	9 866
Kraftfahrt	43 492	59	28 667	14 884
Luftfahrt	52 133	–	32 358	19 775
Transport	39 529	6 672	15 840	30 361
Sonstige Zweige	353 312	102 406	101 863	353 855
	776 178	157 419	244 491	689 106
Rückstellungen, die der Schwankungsrückstellung ähnlich sind – Großrisiken –				
Haftpflicht	7 617	708	–	8 325
Sonstige Zweige	18 453	1 271	–	19 724
Insgesamt	802 248	159 398	244 491	717 155

Sonstige versicherungstechnische Rückstellungen

Rückstellungsart	2001		2000	
	brutto TEUR	netto TEUR	brutto TEUR	netto TEUR
Gewinnanteile	82 441	-20 698	62 475	60 877
Provisionen	14 754	16 374	10 285	9 735
Beitragsstorno	2 210	2 146	2 124	2 050
Verkehrsopferhilfe	5	5	4	4
Insgesamt	99 410	-2 173	74 888	72 666

Versicherungstechnische Rückstellungen – insgesamt

Versicherungszweig	2001 brutto TEUR	2001 netto TEUR	2000 brutto TEUR	2000 netto TEUR
Feuer	1 791 810	713 360	761 657	448 594
Haftpflicht	3 148 590	2 431 467	2 637 876	2 291 283
Allgemeine Unfall	128 465	92 637	90 120	67 613
Kraftfahrt	1 137 351	920 376	1 048 952	875 305
Luftfahrt	1 033 491	317 653	415 134	275 197
Transport	652 791	345 932	369 385	253 182
Leben	2 521 717	1 811 110	2 174 816	1 506 334
Sonstige Zweige	1 983 900	1 277 128	1 760 997	1 258 532
Insgesamt	12 398 115	7 909 663	9 258 937	6 976 040

Andere Rückstellungen

	2001 TEUR	2000 TEUR
Rückstellungen für Pensionen und ähnliche Verpflichtungen	23 668	21 619
Rückstellungen für Steuern	40 788	89 145
Sonstige Rückstellungen		
Rückstellungen für Währungsrisiken	7 533	11 851
Rückstellungen für noch zu zahlende Vergütungen	5 504	7 161
Rückstellungen für Zinsen und Ähnliches	4 518	4 113
Rückstellungen für Jahresabschlusskosten	2 637	2 592
Rückstellungen für Lieferantenrechnungen	925	925
Rückstellungen für Prozessrisiken	350	383
Rückstellungen für Rechtsverfolgungskosten	246	108
Rückstellung Stiftungsinitiative der Deutschen Wirtschaft	–	5 324
Übrige Rückstellungen	1 836	1 162
	23 549	33 619
Insgesamt	88 005	144 383

Sonstige Verbindlichkeiten

	2001 TEUR	2000 TEUR
Verbindlichkeiten gegenüber verbundenen Unternehmen	368 921	36 430
Verbindlichkeiten aus Zinsen auf Genussrechtskapital	5 790	5 790
Verbindlichkeiten aus Überzahlungen	2 139	1 542
Verbindlichkeiten aus Lieferungen und Leistungen	1 666	1 984
Verbindlichkeiten gegenüber Steuerbehörden	1 462	257
Verbindlichkeiten aus Betriebsstätten	1 433	421
Verbindlichkeiten aus noch abzuführenden Sozialabgaben	567	524
Verbindlichkeiten aus Mietverhältnissen	133	167
Verbindlichkeiten aus Grundstücken	35	134
Übrige Verbindlichkeiten	45	37
Insgesamt	382 191	47 286

Unter den Verbindlichkeiten gegenüber verbundenen Unternehmen wird ein Darlehen über 100,0 Mio. EUR der Hannover Finance (Luxembourg) S.A. ausgewiesen. Die Restlaufzeit beträgt neun Jahre. Weiterhin beinhaltet die Position kurzfristige Ausleihungen von verschiedenen Tochterunternehmen.

Rechnungsabgrenzungsposten

	2001 TEUR	2000 TEUR
Disagio	2 445	2 936
Dauernutzungsrechte	1 046	1 169
Sonstige Rechnungsabgrenzungsposten	1 195	1 066
Insgesamt	4 686	5 171

Haftungsverhältnisse

Eine von unserem Tochterunternehmen, der Hannover Finance Inc., Wilmington/USA, 1999 begebene Surplus Note in Höhe von 400,0 Mio. USD mit einer Laufzeit von 40 Jahren und eine von unserem Luxemburger Tochterunternehmen, der Hannover Finance (Luxembourg) S.A. im Geschäftsjahr begebene Schuldverschreibung in Höhe von 350,0 Mio. EUR mit einer Laufzeit von 30 Jahren haben wir durch Garantien abgesichert.

Resteinzahlungsverpflichtungen bestanden bei Sonderinvestments in Höhe von 115,8 Mio. EUR sowie beim HDI Immobilienfonds Nr. 4 Nürnberg Bucher KG in Höhe von 50 TEUR.

Weiterhin haben wir von Banken zur Verfügung gestellte Bankbürgschaften (Letter of Credits) für Tochterunternehmen abgesichert.

Erläuterungen zur Gewinn- und Verlustrechnung

	Gebuchte Bruttobeiträge		Verdiente Bruttobeiträge		Verdiente Nettobeiträge		Versicherungstechnisches Ergebnis für eigene Rechnung	
	2001 TEUR	2000 TEUR	2001 TEUR	2000 TEUR	2001 TEUR	2000 TEUR	2001 TEUR	2000 TEUR
Feuer	759 722	505 059	700 466	494 356	309 465	214 421	-241 162	-8 356
Haftpflicht	796 241	498 737	744 508	475 607	405 813	336 736	-36 169	-55 006
Allgemeine Unfall	62 472	107 560	61 529	107 067	29 243	75 096	4 047	2 618
Kraftfahrt	640 003	615 013	616 580	585 797	298 444	430 430	-9 560	-65 560
Luftfahrt	426 605	197 071	342 323	198 605	152 837	110 679	86 342	16 429
Transport	386 830	214 390	386 830	214 390	214 656	117 144	-7 678	5 844
Sonstige Versicherungszweige	1 399 484	1 357 007	1 434 719	1 295 246	656 014	766 259	-43 092	-88 012
Summe Schaden- und Unfallversicherungen	4 471 357	3 494 837	4 286 955	3 371 068	2 066 472	2 050 765	-247 272	-192 043
Leben	1 162 045	996 578	1 164 550	973 322	669 877	598 242	3 567	-58 994
Gesamtes Versicherungsgeschäft	5 633 402	4 491 415	5 451 505	4 344 390	2 736 349	2 649 007	-243 705	-251 037

Gesamtes Versicherungsgeschäft

	2001 TEUR	2000 TEUR
Bruttoaufwendungen für Versicherungsfälle	5 313 101	3 118 544
Bruttoaufwendungen für den Versicherungsbetrieb	1 633 591	1 555 448
Rückversicherungssaldo	-1 446 001	-286 748

Aufwendungen für Personal

	2001 TEUR	2000 TEUR
1. Löhne und Gehälter	27 458	29 153
2. Soziale Abgaben und Aufwendungen für Unterstützung	4 254	4 064
3. Aufwendungen für Altersversorgung	1 551	1 734
4 . Aufwendungen insgesamt	33 263	34 951

Aufwendungen für Kapitalanlagen

	2001 TEUR	2000 TEUR
Aktien, Investmentanteile	23 089	22 847
Festverzinsliche Wertpapiere	14 665	4 986
Verwaltungskosten	10 129	8 385
Depotforderungen	3 436	1 392
Grundstücke	3 336	1 930
Depot-, Bankgebühren und Beratungskosten	1 950	2 768
Namensschuldverschreibungen und übrige Ausleihungen	771	–
Anteile an verbundenen Unternehmen und Beteiligungen sowie Ausleihungen an verbundene Unternehmen und Unternehmen, mit denen ein Beteiligungsverhältnis besteht	444	561
Insgesamt	57 820	42 869

Sonstige Erträge

	2001 TEUR	2000 TEUR
Zinserträge	12 033	6 679
Währungskursgewinne	5 371	15 635
Erträge aus Dienstleistungen	4 673	3 917
Auflösung von Wertberichtigungen	2 308	2 897
Auflösung nichtversicherungstechnischer Rückstellungen	2 220	1 438
Erträge aus Erstattungen	1 914	921
Erträge aus dem Abrechnungsverkehr	214	172
Veräußerungserlöse	129	14
Übrige Erträge	1 145	1 178
Insgesamt	30 007	32 851

Sonstige Aufwendungen

	2001 TEUR	2000 TEUR
Sonderzuführungen an die Rückstellung für noch nicht abgewickelte Versicherungsfälle	96 536	75 822
Depotzinsen	27 920	25 666
Währungskursverluste	21 314	31 508
Aufwendungen für das Gesamtunternehmen	13 837	10 473
Finanzierungszinsen	8 126	3 048
Zinsen Genussrechtskapital	5 790	5 790
Einzelwertberichtigung auf Abrechnungsforderungen	5 574	5 277
Aufwendungen aus Dienstleistungen	4 893	3 936
Aufwendungen für Akkreditive	2 511	3 773
Zinsen Altersversorgung	1 263	1 140
Zinsen aus dem Abrechnungsverkehr	903	697
Beteiligung Stiftungsinitiative der Deutschen Wirtschaft	–	5 324
Übrige Zinsen und Aufwendungen	2 780	2 663
	191 447	175 117
davon ab: Technischer Zins	14 649	15 872
Insgesamt	176 798	159 245

Sonstige Angaben

Die Mitglieder des Aufsichtsrats und des Vorstands sind auf den Seiten 1 bis 6 namentlich aufgeführt.

Die Bezüge des Aufsichtsrats betrugen im Berichtsjahr 209 TEUR, die des Vorstands 2.221 TEUR. Die Bezüge früherer Vorstandsmitglieder und deren Hinterbliebenen beliefen sich auf 334 TEUR; passiviert wurden 6.165 TEUR.

Organmitgliedern wurden folgende hypothekarische bzw. durch Grundschuld gesicherte Kredite gewährt:

	Stand am 1.1.2001 TEUR	Umbuchung TEUR	Tilgung TEUR	Stand am 31.12.2001 TEUR	Zinssatz %
Vorstand	–	98	2	96	5,5

Die Gesellschaft ist für Organmitglieder keine Haftungsverhältnisse eingegangen.

Die durchschnittliche Anzahl der Mitarbeiter betrug im Geschäftsjahr 483.

Der HDI Haftpflichtverband der Deutschen Industrie V.a.G., Hannover, hat uns mitgeteilt, dass er eine Mehrheitsbeteiligung (§ 16 (1) AktG) an unserem Unternehmen hält. In seinen Konzernabschluss fließen die Zahlen unseres Jahresabschlusses ein. Der Konzernabschluss ist beim Handelsregister des Amtsgerichts Hannover hinterlegt.

Hannover, den 22. April 2002

Der Vorstand


Zeller


Dr. Becke


Gräber


Dr. Pickel


Arrago


Dr. König


Wallin

Bestätigungsvermerk des Abschlussprüfers

Wir haben den Jahresabschluss unter Einbeziehung der Buchführung und den Lagebericht der Hannover Rückversicherungs-Aktiengesellschaft, Hannover, für das Geschäftsjahr vom 1. Januar bis 31. Dezember 2001 geprüft. Die Buchführung und die Aufstellung von Jahresabschluss und Lagebericht nach den deutschen handelsrechtlichen Vorschriften und den ergänzenden Regelungen in der Satzung der Gesellschaft liegen in der Verantwortung des Vorstands der Gesellschaft. Unsere Aufgabe ist es, auf der Grundlage der von uns durchgeführten Prüfung eine Beurteilung über den Jahresabschluss unter Einbeziehung der Buchführung und über den Lagebericht abzugeben.

Wir haben unsere Jahresabschlussprüfung nach § 317 HGB unter Beachtung der vom Institut der Wirtschaftsprüfer (IDW) festgestellten deutschen Grundsätze ordnungsmäßiger Abschlussprüfung vorgenommen. Danach ist die Prüfung so zu planen und durchzuführen, dass Unrichtigkeiten und Verstöße, die sich auf die Darstellung des durch den Jahresabschluss unter Beachtung der Grundsätze ordnungsmäßiger Buchführung und durch den Lagebericht vermittelten Bildes der Vermögens-, Finanz- und Ertragslage wesentlich auswirken, mit hinreichender Sicherheit erkannt werden. Bei der Festlegung der Prüfungshandlungen werden die Kenntnisse über die Geschäftstätigkeit und über das wirtschaftliche und rechtliche Umfeld der Gesellschaft sowie die Erwartungen über mögliche Fehler berücksichtigt. Im Rahmen der Prüfung werden die Wirksamkeit des rechnungslegungsbezogenen internen Kontrollsystems sowie Nachweise für die Angaben in Buchführung, Jahresabschluss und Lagebericht überwiegend auf der Basis von Stichproben beurteilt. Die Prüfung umfasst die Beurteilung der angewandten Bilanzierungsgrundsätze und der wesentlichen Einschätzungen des Vorstands sowie die Würdigung der Gesamtdarstellung des Jahresabschlusses und des Lageberichts. Wir sind der Auffassung, dass unsere Prüfung eine hinreichend sichere Grundlage für unsere Beurteilung bildet.

Unsere Prüfung hat zu keinen Einwendungen geführt.

Nach unserer Überzeugung vermittelt der Jahresabschluss unter Beachtung der Grundsätze ordnungsmäßiger Buchführung ein den tatsächlichen Verhältnissen entsprechendes Bild der Vermögens-, Finanz- und Ertragslage der Gesellschaft. Der Lagebericht gibt insgesamt eine zutreffende Vorstellung von der Lage der Gesellschaft und stellt die Risiken der künftigen Entwicklung zutreffend dar.

Hannover, den 23. April 2002

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Dr. Geib	Schuster
Wirtschaftsprüfer	Wirtschaftsprüfer

Wir haben die Geschäftsführung der Gesellschaft während des Jahres 2001 auf der Grundlage schriftlicher und mündlicher Berichterstattung des Vorstands regelmäßig überwacht und in vier Sitzungen sowie zweimal im Wege des schriftlichen und einmal des fernmündlichen Verfahrens nach § 10 Abs. 5 der Satzung die anstehenden Beschlüsse gefasst. Der Ausschuss für Vorstandsangelegenheiten tagte insgesamt viermal. Des Weiteren ließen wir uns vom Vorstand quartalsweise schriftlich über den Gang der Geschäfte und die Lage der Gesellschaft informieren. Insgesamt haben wir im Rahmen unserer gesetzlichen und satzungsgemäßen Zuständigkeit an den Entscheidungen des Vorstands mitgewirkt. Die Entwicklung der wesentlichen Tochter- und Beteiligungsgesellschaften war in die Beratungen einbezogen.

Die Auswahl des Abschlussprüfers für die Abschlussprüfung 2001 erfolgte durch den Aufsichtsrat; der Aufsichtsratsvorsitzende erteilte den konkreten Prüfungsauftrag. Der Prüfungsbericht wurde an alle Aufsichtsratsmitglieder ausgehändigt, und die Abschlussprüfer nahmen an der Bilanzaufsichtsratssitzung und der ordentlichen Hauptversammlung teil.

Im Rahmen der Behandlung wichtiger Einzelvorhaben befasste sich der Aufsichtsrat unter anderem mit den Auswirkungen der Terroranschläge vom 11. September 2001 in den USA, weiterhin mit der Gründung einer Rückversicherungsgesellschaft in Bermuda, der Gründung eines Rückversicherungsmaklers in London und der Gründung zweier Private-Equity-Beteiligungsgesellschaften. Auf Grund des markanten Prämienwachstums stimmte der Aufsichtsrat einer Kapitalerhöhung bei der Gesellschaft zu, um hierdurch deren Rating zu sichern und damit die Wettbewerbsfähigkeit zu stärken. Wegen der starken Ausweitung des Geschäftsvolumens der operativen Gesellschaften der Clarendon-Gruppe stimmte der Aufsichtsrat auch einer Kapitalerhöhung bei der Hannover Finance, Inc., Wilmington/Delaware, USA, zu. Intensiv befasste sich der Aufsichtsrat mit dem Thema „Corporate Governance" und stimmte der Realisierung diverser Handlungsempfehlungen der Deutschen Vereinigung für Finanzanalyse und Asset Management (DVFA) zu. Angestrebt wird eine möglichst weitgehende Umsetzung der in der Corporate-Governance-Scorecard der DVFA formulierten Maßnahmen.

Die Buchführung, der Jahresabschluss und der Lagebericht sind von der KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft (KPMG DTG), Hannover, geprüft worden. Diese Prüfung hat keinen Anlass zur Beanstandung gegeben; dementsprechend wurde der uneingeschränkte Bestätigungsvermerk erteilt. Nach dem abschließenden Ergebnis der vom Aufsichtsrat vorgenommenen Prüfung des Jahresabschlusses und des Lageberichts haben wir uns dem Urteil der Abschlussprüfer angeschlossen und den vom Vorstand aufgestellten Jahresabschluss gebilligt.

Der vom Vorstand erstellte Bericht über die Beziehungen der Gesellschaft zu verbundenen Unternehmen wurde gleichfalls von der KPMG DTG geprüft und mit dem folgenden uneingeschränkten Bestätigungsvermerk versehen:

„Nach unserer pflichtgemäßen Prüfung und Beurteilung bestätigen wir, dass

1. die tatsächlichen Angaben des Berichts richtig sind;
2. bei den im Bericht aufgeführten Rechtsgeschäften die Leistung der Gesellschaft nicht unangemessen hoch war;
3. bei den im Bericht aufgeführten Maßnahmen keine Umstände für eine wesentlich andere Beurteilung als die durch den Vorstand sprechen."

Wir haben unsererseits sowohl den Bericht des Vorstands als auch den Bericht des Abschlussprüfers über die Beziehungen der Gesellschaft zu verbundenen Unternehmen geprüft. Beanstandungen haben sich nicht ergeben. Nach dem abschließenden Ergebnis unserer Prüfung erhoben wir gegen die Erklärung des Vorstands am Schluss des Berichts über die Beziehungen zu verbundenen Unternehmen keine Einwendungen.

Mit der Billigung des Jahresabschlusses ist dieser festgestellt. Dem Vorschlag des Vorstands

über die Verwendung des Bilanzgewinns 2001 stimmen wir zu.

Am 31. August 2001 endete die Vorstandstätigkeit von Herrn Dr. Andreas-Peter Hecker. Der Aufsichtsrat hat die von Herrn Dr. Hecker in über fünfzehn Jahren im Vorstand der Gesellschaft geleistete Arbeit – davon acht Jahre als stellvertretender Vorstandsvorsitzender – gewürdigt und anerkannt und ihm für seinen Beitrag zur Entwicklung des Unternehmens gedankt. Ebenfalls mit Wirkung zum 31. August 2001 wurde die Bestellung von Herrn Dr. Detlef Steiner zum Mitglied des Vorstands einvernehmlich aufgehoben. Herr Dr. Steiner hat am 1. September 2001 die Leitung der Clarendon Insurance Group in New York übernommen (zunächst als Chief Operating Officer, ab dem 1. Januar 2002 als Chief Executive Officer). Der Aufsichtsrat würdigte auch die von Herrn Dr. Steiner geleistete Arbeit für die Fortentwicklung des Unternehmens. Mit Wirkung zum 1. September 2001 wurden die Herren André Arrago und Ulrich Wallin zu stellvertretenden Mitgliedern des Vorstands bestellt. Frau Dr. Elke König wurde mit Wirkung zum 1. Januar 2002 zum stellvertretenden Mitglied des Vorstands bestellt. Die Bestellung von Herrn Herbert Haas zum Mitglied des Vorstands wurde einvernehmlich mit Wirkung zum 31. Januar 2002 aufgehoben, da Herr Haas mit Wirkung zum 1. Februar 2002 in den Vorstand der Konzernobergesellschaft HDI VaG wechselte. Der Aufsichtsrat hat die in nahezu zwanzig Jahren – davon acht Jahre im Vorstand der Gesellschaft – geleistete Arbeit von Herrn Haas anerkannt und gewürdigt und ihm für seinen großen Leistungsbeitrag gedankt.

Hannover, den 24. April 2002

Für den Aufsichtsrat

Baumgartl
Vorsitzender

Glossar

Alternative Risikofinanzierung: Nutzung der Kapazität der Kapitalmärkte zur Abdeckung von Versicherungsrisiken, z. B. durch Verbriefung von Risiken aus Naturkatastrophen.

Aufwendungen für Versicherungsfälle für eigene Rechnung: Summe aus bezahlten Schäden und den Rückstellungen für Schadenereignisse, die im Geschäftsjahr eingetreten sind, ergänzt um das Ergebnis der Abwicklung der Rückstellungen für Schadenereignisse der Vorjahre, jeweils nach Abzug der eigenen Rückversicherungsabgaben.

Beitragsüberträge: In einem Bilanzjahr gebuchte Beiträge (auch → Prämien), die periodengerecht dem Folgezeitraum zuzurechnen sind. Mittel zur zeitlichen Abgrenzung der gebuchten (auch: verrechneten) Beiträge.

Block-Assumption-Transaktion (BAT): Proportionaler Rückversicherungsvertrag auf das Lebens- oder Krankenversicherungsportefeuille eines Zedenten, mit dem dieser zukünftige Gewinne bereits vorzeitig realisieren kann, um damit auf effiziente Weise finanz- oder solvenzpolitische Zielvorstellungen sicherzustellen.

Brutto/Retro/Netto: Bruttopositionen stellen die jeweilige Summe aus der Übernahme von Erst- oder Rückversicherungsverträgen dar, Retropositionen die jeweilige Summe der eigenen Rückversicherungsabgaben. Die Differenz bildet die jeweilige Nettoposition (Brutto - Retro = Netto, auch: für eigene Rechnung).

Critical Illness (auch: Dread Disease): Hierunter versteht man den Eintritt einer schwerwiegenden Erkrankung.

Deckungsrückstellung: Nach mathematischen Methoden entwickelter Wert für zukünftige Verpflichtungen (Barwertsumme künftiger Verpflichtungen abzüglich der Barwertsumme künftig eingehender Prämien), vor allem in der Lebens- und Krankenversicherung.

Depotforderungen/Depotverbindlichkeiten: Sicherheitsleistungen zur Deckung von Versicherungsverbindlichkeiten zwischen Erst- und Rückversicherer. Das einbehaltende Unternehmen weist in diesem Fall eine Depotverbindlichkeit, das gewährende Unternehmen eine Depotforderung aus.

Derivate, derivative Finanzinstrumente: Hierzu zählen die aus Basisinstrumenten wie Aktien, festverzinslichen Wertpapieren und Devisen abgeleiteten Finanzprodukte, deren Preis u.a. anhand eines zugrunde liegenden Wertpapiers oder sonstigen Referenzwerts festgestellt wird. Zu den Derivaten zählen insbesondere Swaps, Optionen und Futures.

Dread Disease: Vgl. → Critical Illness

Eigenbehalt (auch: Selbstbehalt): Der Teil der übernommenen Risiken, den der Versicherer/Rückversicherer nicht in Rückdeckung gibt, also → netto ausweist. (Eigenbehaltsquote: Prozentualer Anteil des Eigenbehalts an den gebuchten Bruttoprämien.)

Erstversicherer: Gesellschaft, die Risiken gegen eine Versicherungsprämie übernimmt und in einem direkten Vertragsverhältnis zum Versicherungsnehmer (Privatperson, Unternehmen, Organisation) steht.

Exponierung: Gefährdungsgrad eines Risikos oder Risikobestands; Grundlage für die Prämienermittlung in der Erst- und Rückversicherung.

Fair Value: Preis, zu dem ein Finanzinstrument zwischen zwei Parteien frei gehandelt würde.

Fakultative Rückversicherung: Beteiligung des Rückversicherers an einem bestimmten, vom Erstversicherer übernommenen Einzelrisiko. Steht im Gegensatz zur → obligatorischen (auch: Vertrags-)Rückversicherung.

Finanz-Rückversicherung: Rückversicherung mit einem begrenzten Gewinn- und Verlustpotenzial. In erster Linie wird der Risikoausgleich über die Zeit angestrebt. Dieser wirkt bilanzstabilisierend für die → Zedenten.

Garantiemittel: Eigenkapital eines Versicherers unter Hinzurechnung der durch das versicherungstechnische Geschäft gebundenen Rückstellungen sowie der Schwankungsrückstellung. Summe der Mittel, die maximal zum Ausgleich von Verbindlichkeiten zur Verfügung stehen.

Großschaden: Schaden, der auf Grund seiner Höhe eine besondere Bedeutung für den Erst- bzw. Rückversicherer hat und gemäß einer festgelegten Schadenhöhe oder anderer Kriterien als Großschaden definiert wird.

IBNR (Incurred but not reported): Vgl. → Spätschadenrückstellung

Kongruente Währungsbedeckung: Bedeckung der versicherungstechnischen Verbindlichkeiten in fremder Währung mit entsprechenden Kapitalanlagen derselben Währung, um Wechselkursrisiken zu vermeiden.

Kostenquote: Aufwendungen für den Versicherungsbetrieb im Verhältnis zu den verrechneten (Brutto- oder Netto-)Prämien.

Kumulschaden: Summe von mehreren einzelnen, bei unterschiedlichen Versicherungsnehmern eingetretenen Schäden, die durch das gleiche Schadenereignis (z. B. Sturm, Erdbeben) verursacht wurden. Führt dann zu einer erhöhten Belastung des Erst- oder Rückversicherers, wenn mehrere betroffene Versicherungsnehmer bei ihm versichert sind.

LOC (Letter of Credit): Bankbürgschaft; die Bank ist auf Anforderung des Bürgschaftsempfängers zur Leistung an selbigen bis zu der Höhe der im LOC genannten Summe verpflichtet. Beispielsweise in den USA eine übliche Form der Sicherheitsleistung im Rückversicherungsgeschäft.

Mark-to-Market-Bewertung: Bewertung von Finanzinstrumenten zum Marktwert bzw. zum → Fair Value.

Netto: Vgl. → Brutto/Retro/Netto

Nichtproportionale Rückversicherung: Rückversicherungsvertrag, bei dem der Rückversicherer den einen bestimmten Betrag (→ Priorität) übersteigenden Schadenaufwand zu tragen hat. Steht im Gegensatz zur → proportionalen Rückversicherung.

Obligatorische Rückversicherung (auch: Vertragsrückversicherung): Rückversicherungsvertrag, bei dem sich der Rückversicherer an einem gesamten, genau definierten Versicherungsbestand eines → Zedenten beteiligt. Steht im Gegensatz zur → fakultativen Rückversicherung.

Personen-(Rück-)versicherung: Zusammenfassung von Sparten, die die Versicherung von Personen zum Gegenstand haben, also Lebens-, Renten-, Kranken- und Unfallversicherungen.

Portefeuille: Alle von einem Erst- oder Rückversicherer insgesamt oder in einem definierten Teilsegment (z. B. Sparte, Land) übernommenen Risiken.

Prämie: Vereinbartes Entgelt für die vom Versicherungsunternehmen übernommenen Risiken. Die gebuchten (auch: verrechneten) Prämien (auch: Beiträge) sind im Gegensatz zu den verdienten Prämien (auch: Beiträge) zeitlich nicht abgegrenzt (→ Beitragsüberträge).

Prämienüberträge: Vgl. → Beitragsüberträge

Priorität: Im Rahmen von → nichtproportionalen Rückversicherungsverträgen festgelegter Schadenbetrag eines Erstversicherers, bei dessen Überschreitung der Rückversicherer leistungspflichtig wird. Die Priorität kann sich auf einen Einzelschaden, einen → Kumulschaden oder die Summe der gesamten Jahresschäden beziehen.

Programmgeschäft: Spezialität der anglo-amerikanischen Versicherungsmärkte. Es wird von Erstversicherern in engster Zusammenarbeit mit Rückversicherern und spezialisierten Zeichnungsagenturen betrieben. Das Segment ist typischerweise auf Nischen- und Nichtstandardgeschäft oder schwer versicherbare Risiken ausgerichtet.

Proportionale Rückversicherung: Rückversicherungsverträge, auf deren Basis Anteile eines Risikos oder → Portefeuilles zu den Konditionen des Erstversicherers in Rückversicherung gegeben werden. → Prämien sowie Schäden werden anteilsmäßig in einem proportionalen Verhältnis geteilt. Steht im Gegensatz zur → nichtproportionalen Rückversicherung.

Rate: Prozentsatz (in der Regel vom Prämienvolumen) des rückversicherten Portefeuilles, der bei einer → nichtproportionalen Rückversicherung als Rückversicherungsprämie an den Rückversicherer zu zahlen ist.

Reservequote: Verhältnis der versicherungstechnischen (Brutto- oder Netto-) Reserven zu den (Brutto- oder Netto-) Prämien.

Retro: Vgl. → Brutto/Retro/Netto

Retrozession: Abgabe von Risiken oder Anteilen an Risiken, die in Rückdeckung übernommen worden sind. Die Abgabe erfolgt an andere Rückversicherer gegen eine anteilige oder gesondert kalkulierte Prämie.

Risiko, versichertes: Unter Risiko versteht man die Gefahr, die zum Eintritt eines Schadens führen kann. Das versicherte Risiko ist Gegenstand des Versicherungsvertrags.

Rückstellung: Passivposten am Bilanzstichtag zur Erfüllung von Verbindlichkeiten, die dem Grunde nach bestehen, wobei die Höhe und/oder der Zeitpunkt der Fälligkeit noch nicht bekannt sind. Versicherungstechnisch z. B. für bereits eingetretene, jedoch noch nicht oder nur teilweise regulierte Versicherungsfälle (= Rückstellung für noch nicht abgewickelte Versicherungsfälle, kurz: Schadenrückstellung).

Rückversicherer: Gesellschaft, die gegen eine vereinbarte Prämie Risiken bzw. Portefeuillesegmente von einem → Erstversicherer oder einem anderen Rückversicherer übernimmt.

Schadenexzedentenvertrag: Vgl. → Nichtproportionale Rückversicherung

Schaden-/Kostenquote: Summe der Schaden- und Kostenquote.

Schadenquote: Verhältnis der Schadenaufwendungen im → Eigenbehalt (auch: Selbstbehalt) zu den verdienten (Brutto- oder Netto-) Prämien.

Schaden-(Rück-)versicherung: Zusammenfassung aller Sparten, bei denen im Versicherungsfall nicht eine fest vereinbarte Versicherungssumme (wie z. B. in der Lebens- und Unfallversicherung) bezahlt, sondern lediglich der entstandene Schaden ersetzt wird. Dieses Prinzip hat Gültigkeit in allen Sparten der Sach- und Haftpflichtversicherung.

Schwankungsrückstellung: Rückstellung zum Ausgleich erheblicher Schwankungen im Schadenverlauf einzelner Sparten über mehrere Jahre.

Selbstbehalt: Vgl. → Eigenbehalt

Spätschadenrückstellung (auch: IBNR – Incurred but not reported): Rückstellung für bereits eingetretene, aber noch nicht gemeldete Schäden.

Versicherter Schaden: Gibt den Gesamtbetrag der von der Versicherungswirtschaft insgesamt (Erst- und Rückversicherer) gedeckten Schäden wieder.

Versicherungstechnisches Ergebnis: Saldo aus Erträgen und Aufwendungen, die dem Versicherungsgeschäft zugeordnet und in der versicherungstechnischen Gewinn- und Verlustrechnung ausgewiesen werden (nach zusätzlicher Berücksichtigung der Zuführung/Entnahme zur/aus der Schwankungsrückstellung: Versicherungstechnisches Ergebnis für eigene Rechnung).

Vertragsrückversicherung: Vgl. → Obligatorische Rückversicherung

Volkswirtschaftlicher Schaden: Gesamter, auf Grund eines Schadenereignisses für die betroffene Volkswirtschaft eingetretener Wertverlust. Der volkswirtschaftliche Schaden ist vom versicherten Schaden zu unterscheiden.

Zedent: Erst- oder Rückversicherer, der Anteile der von ihm versicherten oder rückversicherten Risiken gegen eine Prämie an einen Rückversicherer abgibt (zediert).

Zession: Abtretung eines Risikos durch den Erstversicherer an den Rückversicherer.

Hannover
Rückversicherungs-AG

Karl-Wiechert-Allee 50
30625 Hannover

Telefon +49/5 11/56 04-0
Fax +49/5 11/56 04-11 88
info@hannover-re.com

www.hannover-rueck.de

Investor Relations/
Public Relations

Ralf Arndt

Telefon +49/5 11/56 04-15 00
Fax +49/5 11/56 04-16 48
ralf.arndt@hannover-re.com

Investor Relations

Holger Verwold

Telefon +49/5 11/56 04-17 36
Fax +49/5 11/56 04-16 48
holger.verwold@hannover-re.com

Public Relations

Gabriele Handrick

Telefon +49/5 11/56 04-15 02
Fax +49/5 11/56 04-16 48
gabriele.handrick@hannover-re.com

Annual RESULTS

2001

Abridged draft version
for the Analysts' Meeting,
London, April 26, 2002

hannover **re**®

KEY FIGURES *of the Hannover Re Group*

Figures in EUR million	2001	+/- previous year	2000	1999
Gross written premiums	11 507.5	38.3%	8 320.5	6 706.3
Net premiums earned	6 496.1	24.7%	5 210.2	4 179.9
Net underwriting result	(878.2)	95.5%	(449.2)	(394.7)
Net investment income	945.7	8.9%	868.7	828.2
Profit or loss on ordinary activities	67.5	(83.9%)	419.5	433.4
Net income	11.1	-97.0%	364.9	201.6
Investments	12 127.2	18.9%	10 200.5	9 855.1
Total Stockholders' equity	1 672.0	6.3%	1 573.4	1 235.7
Net underwriting provisions	16 984.7	31.1%	12 953.3	10 703.1
Present value of future profits (life/health)	1 048.0	19.9%	874.0	609.0
Earnings per share (diluted) in EUR	0.34	(97.3%)	12.38	6.86
Dividend in EUR million	–	–	100.0	71.5
Dividend per share in EUR	–	–	3.64	2.91
Return on equity (after tax)	0.7%		26.0%	17.1%
Retention	61.7%		63.7%	62.0%
Loss ratio*	99.4%		90.1%	83.3%
Expense ratio*	16.3%		18.7%	25.0%
Combined ratio*	115.7%		108.8%	108.3%

* excluding life and health reinsurance and on the basis of net premiums earned

Dear shareholders, Ladies and Gentlemen,



For six years in succession I have been able to report record results in this letter. However, with the occurrence of the largest loss in the history of the insurance industry – the terrorist attacks of 11 September 2001 in the USA – your company has been affected by an event which severely impacted the 2001 result. As one of the leading reinsurers in the international aviation business and with a large proportion of our business stemming from the US market, the strains associated with this act of terrorist vandalism substantially exceed the maximum burden previously considered possible in our very large loss scenarios. Thanks to the strategy of diversification initiated some years ago we were nevertheless able – in contrast to the majority of our competitors – to avoid a balance sheet deficit and even generated a modest net income for the year of EUR 11.1 million. For the first time, however, we are not in a position to propose the distribution of a dividend to the Annual General Meeting.

Overall, then, I take pride in the fact that we managed to absorb an event of such unimaginable dimensions without having to fall back on our capital and reserves. Consequently, even in the wake of 11 September we were able to maintain very good ratings from the agencies Standard & Poor's and A.M. Best. This achievement sets us apart from many of our competitors and gives us a substantial competitive advantage – especially on the property and casualty reinsurance market, where more than ever before the key criteria are security and optimal capital resources. Our goal is to exploit this competitive edge – which offers very strong earnings prospects in the present pronounced market upswing – to the absolute maximum in the interest of our shareholders. As things currently stand, we shall be able to bounce back in the future to the accustomed high level of profitability of the past years and once again pay an attractive dividend.

Despite the losses associated with the terrorist attacks, our portfolio continued to record gratifying growth in the year just-ended. For the first time the gross premium income generated by your company surpassed EUR 10 billion – by a comfortable margin. Following the unattractive market cycle in property and casualty reinsurance in the years up to 2000 which we described in several previous annual reports, a significant market recovery set in during the first half-year; this was given considerable added impetus subsequent to 11 September. We optimally exploited the opportunities presented by this trend, and our growth in profitable submarkets was well in excess of the market average.

We also vigorously expanded our other business segments. Particularly gratifying growth was achieved in program business. Inter Hannover – a UK subsidiary charged with developing program business in Europe – established its position in a remarkable fashion. The premium volume written by this company rose by 74%. Even at this early stage after launching this business in Europe, we feel vindicated in our conviction that the USA is not the only market where program business can be successfully transacted.

As is to be expected in view of the events that occurred in the year under review, the quality of results in our business segments varied. It was only the good performance of life and health and financial reinsurance as well as program business which enabled your company to show a break–even result in the 2001 financial year.

Life and health reinsurance gave a further substantial boost to the earnings before tax. In this segment it is also important to bear in mind the increase in the present value of future profits on the portfolio of in–force business – a factor which is not reflected in the consolidated statement of income. Following unsatisfactory results in the previous year, program business generated a positive result in the year under review, thereby helping to offset the losses in property and casualty reinsurance. Furthermore, financial reinsurance – our most highly profitable business segment – was able in 2001 to improve on the already high operating profit of the previous year.

On the financial markets 2001 was a difficult year. Stock markets, which appeared to have bottomed out in the previous year, showed only modest gains in the first half of the year. Movements on bond markets were influenced by the lowered base rates set by central banks. Given this already difficult climate, the stock market collapse after 11 September came as a particularly heavy blow. Although our net investment income showed another overall increase, this was entirely attributable to the growth in our investment portfolio and the associated rise in ordinary income.

The performance of our company's share in the period until early September can be described as relatively satisfactory. Only as it became caught up in the wake of 11 September did the share lose value on a massive scale, falling to EUR 38.51 on 21 September – its lowest point since mid–1997. Although it had recovered some ground by year-end, the share price failed to climb back to its pre-September 11 level. In the months that followed we conducted an intensive information campaign aimed at strengthening confidence in our share and restoring its value. Only during the early months of the current year have these efforts met with appreciable success, as by further stepping up our Investor Relations activities – not only in traditional markets but also in new regions such as Scandinavia, the Benelux countries and Asia – we have been able to stimulate demand for our share.

In our business, as in so many others, there is often a fine line between light and shade. 2001 was for the most part spent in the shade; nevertheless, I can report on the remarkably favourable outcome of the renewal of a large portion of our property and casualty reinsurance portfolio as at 1 January 2002. The events of 11 September and their repercussions on conditions and rates, combined with the general trend towards hardening markets even before the terrorist attacks, have created extraordinarily promising business prospects. Assuming that the major loss experience and capital markets develop within normal bounds, we expect to recoup the losses of 11 September within at most 3 years. Since we were quick to recognise the new market opportunities, we already took steps in the fourth quarter of the year under review to strongly expand our acceptances in property and casualty reinsurance. In addition to increasing the profitability of our portfolio, we substantially enlarged our market share in the most important market segments.

In order to give you some insight into the current prospects for property and casualty reinsurance at this point in time, I would like to take a moment to discuss certain market movements in greater depth:

In the current year we shall be able to almost triple our premium volume in aviation business – an area where we suffered heavy losses in the year under review. While this growth is in part due to the expansion of our portfolio, it derives first and foremost – and this is most gratifying – from premium increases under existing business relationships where the scope of coverage is in every respect limited. We now reinsure risks which hitherto have been included in insurance coverage at no extra premium – for example losses caused by terrorism – only on a separate basis and at adequate premium rates.

In the London Market, which was also heavily impacted outside the aviation line of business and where we rank as one of the market leaders, we shall succeed in doubling our premium volume in the current year. In our largest market – North America – we similarly expect to increase our premium income by more than 70% in 2002. We are well-placed here for the first time in some years to considerably improve the profitability of our business.

Summing up, I would like to reiterate that your company derived the maximum benefit from the strong market upturn during the renewal season for 2002; it improved its market share and hence also its position in the global market, and – most notably – it enhanced the profitability of its business. Assuming that the loss experience and capital markets develop along normal lines, this should enable us in the current financial year to build on the previous year's performance and thus achieve a very good result.

On behalf of my fellow members of the Executive Board and myself, I would like to thank you, our shareholders, for your confidence in Hannover Re. I can assure you that we shall live up to your trust; we shall do everything in our power to bring about a lasting increase in the value of your company and thereby establish a solid foundation for the favourable performance of your investment.

Yours sincerely,



Wilhelm Zeller
Chairman of the Executive Board

2001 was one of the most difficult years in stock market history ...

Total market value of listed stocks eroded on an unprecedented scale in the year under review

On the world's capital markets 2001 will go down as one of the most difficult years in stock market history. With equity markets continuing the downward slide which had begun in March 2000, the worst "bear market" since the first oil crisis almost 30 years ago eroded the total market value of listed stocks on a hitherto unprecedented scale.

All the leading indices entered the new year in 2001 on an upbeat note with prospects of an impending recovery on the equity markets. This hope, however, failed to be fulfilled. Although falling capital market rates coupled with taxation and pension reforms in Europe created a favourable general climate, companies were repeatedly compelled to adjust their profit expectations downwards. With increasingly gloomy economic data emerging from the USA and many investors turning away from the stock market, equity prices embarked on a downward slide of sometimes dramatic proportions. This trend was further exacerbated by the 11 September terrorist attacks on New York and Washington. The resulting sell-out on the equity markets left no industry unscathed, although traditionally defensive sectors were less severely impacted.

Yet the stock markets were relatively quick to recover from this panic reaction. By the beginning of October the Dax had already climbed back to its early September level of 4,500 points. In December, however, the Enron bankruptcy began to cast a cloud over the market. This latest wave of bad news further eroded investor confidence and generated discussion of more transparent accounting methods on an international level.

All leading indices lost ground heavily in the year under review. At their lowest point on 21 September 2001 the Dax, Euro-Stoxx and CDax for insurance stocks had shed almost 40% of their value relative to the beginning of the year, and at year-end they closed down by around 20%. By contrast, the MDax (in which the HNR share is listed) performed relatively favourably, posting a temporary decline of 24% and closing the year down by just 8%.

... and insurance stocks were particularly hard hit

Losses from terrorist attacks recouped by November 2001

Insurance stocks were softening as 2001 got under way. Despite the favourable climate created for insurers and reinsurers by taxation reform and the so-called "Riester" pension scheme, the prevailing negative trend reached its lowest point with the terrorist attacks in September. Along with the airline and transportation industry, the insurance sector was particularly hard hit by the repercussions on the stock markets. Uncertainty about the true amount of the insured loss and fears of further attacks on a similar scale fundamentally shattered confidence in the stability of the industry. Insurers reacted by excluding terrorism risks from standard insurance policies. This measure, coupled with the initial loss estimates published by the reinsurers, helped to win back lost investor confidence. Indeed, investors took the now very favourably priced (re-)insurance equities back into their portfolios. Many of the stocks – principally the top-rated heavyweights – then recovered within a short time, and by November 2001 they had completely made good the ground lost directly in the wake of 11 September, although the price level of the first half-year remained out of reach.

The Hannover Re share fell disproportionately in value ...

The performance of our share was volatile over the course of the year. Benefiting from tax reform and the launch of the "Riester" pension, it entered the new year on a bright note at EUR 93 and outperformed the leading benchmark indices. In late January it even broke through the triple-digit mark, posting its high for the year of EUR 103.70 on 1 February 2001. Only towards the end of the first quarter did a negative undercurrent begin to take hold of the capital markets. However, by the middle of the year our share had again succeeded in breaking free. Reaching EUR 95, it even surpassed its initial price at the beginning of the year anew. Our share was disproportionately hard hit by the terrorist attacks of 11 September in the USA, not least due to the small free float, and within ten days it had lost more than half of its market value. On 21 September 2001, it fell to EUR 38.51 in intraday trading, its lowest point since mid-1997. Compared to the heavyweights of the leading indices our share was slow to recover and by year-end it still fell short of its starting price in 2001. Nevertheless, through our proactive, intensive and transparent communication in response to the events of 11 September and due to the favourable outlook for the future development of our business, we succeeded in restoring investor confidence in our share. It closed the year down 27% at EUR 67.80, a performance which approximately reflected the development of the Dax and CDax benchmark indices.

All-year high of our share: EUR 103.70

Share development since 1994


in %
400
350
300
250
200
150
100
50
0
November 1994
February 1995
May 1995
August 1995
November 1995
February 1996
May 1996
August 1996
November 1996
February 1997
May 1997
August 1997
November 1997
February 1998
May 1998
August 1998
November 1998
February 1999
May 1999
August 1999
November 1999
February 2000
May 2000
August 2000
November 2000
February 2001
May 2001
August 2001
November 2001
February 2002
March 2002
Hannover Re
Dax
CDax-insurance stocks
MDax

We do not consider the standard stock indices to be representative yardsticks for measuring the performance of our share; instead, we refer to the unweighted "Reactions" World Reinsurance Index, which combines all listed reinsurers worldwide. Our goal is to achieve an increase in the share price which on a 3-year moving average surpasses the performance of this benchmark. While over the past three years the Hannover Re share outperformed global reinsurance stocks almost without exception, it showed a greater decline and slower recovery in the wake of the 11 September terrorist attacks. Closer examination of our share's development in the period until the end of March 2002, however, clearly reveals its potential: although our share began to move upwards at a later point in time, its continuity sets it apart from the World Reinsurance Index. Already by the end of March 2002 the Hannover Re share showed only a difference of 2% compared to the World Reinsurance Index and it gained 24% since the turn of the year.

The Hannover Re share in comparison with the unweighted "Reactions" World Reinsurance Index


in %
130
120
110
100
90
80
70
60
50
04.01.1999
05.02.1999
05.03.1999
01.04.1999
30.04.1999
28.05.1999
25.06.1999
23.07.1999
20.08.1999
17.09.1999
15.10.1999
12.11.1999
10.12.1999
07.01.2000
04.02.2000
03.03.2000
31.03.2000
28.04.2000
26.05.2000
23.06.2000
21.07.2000
18.08.2000
15.09.2000
13.10.2000
10.11.2000
08.12.2000
05.01.2001
02.02.2001
02.03.2001
30.03.2001
27.04.2001
25.05.2001
22.06.2001
20.07.2001
17.08.2001
14.09.2001
12.10.2001
09.11.2001
07.12.2001
04.01.2002
01.02.2002
01.03.2002
28.03.2002
Hannover Re share
World reinsurance index

... but appears capable of realising its potential in the new year

Our share's upward trend continues

Particularly after recent events on the capital markets, we see further considerable scope for our share to develop favourably. Of course we cannot influence dramatic economic events and fundamental trends on the stock markets. Yet a clear strategy combined with the publication and achievement of our key return-on-equity parameters as well as transparency with regard to our expectations for 2002 establish the necessary conditions for realising the potential of our share.

We use a system of management ratios to steer and document the growth in our company's value. The earnings per share constitutes a central management ratio and performance indicator. Our strategic objective is to increase this figure by a double-digit percentage margin each year. The record shows that we have consistently achieved and even surpassed this goal. Only in the year under review – as an exception to this general pattern – were we unable to meet our target due to the losses associated with the

terrorist attacks. While we had forecast earnings per share for the year under review of EUR 7.76 prior to 11 September, we were obliged to adjust this figure as at year-end to EUR 0.34. The current financial year, however, offers us an extraordinarily promising market environment. It is our assumption that we shall be able to recoup the losses stemming from the terrorist attacks within the next three years. For the current year, therefore, our goal is not merely to show a 10% higher year-on-year profit based on the result in 2000, but to comfortably surpass this target figure.

Furthermore, we have consistently demonstrated over the years our ability to sensibly and profitably deploy the capital made available to us. In this respect, our strategic objective is to generate a minimum return on equity of 750 basis points in excess of the average 5-year yield on 10-year government bonds. We were compelled to reduce our targeted rate of return on invested capital of 12.6% substantially for the year under review in the wake of 11 September. Given the excellent business prospects in the current year, we are confident that – assuming normal circumstances regarding major claims occurrences and in the capital markets – we shall once again be able to generate a substantially above-average return on equity.

Losses from the terrorist attacks will be offset in the coming years

Earnings per share


in EUR
12
10
8
6
4
2
0
1994[1]
1995[1]
1996[1]
1997[1]
1998[2]
1999[2]
2000[2]
2001[2]

	1994	1995	1996	1997	1998	1999	2000	2001
Target		1.88	2.67	3.03	3.44	6.41	7.05	7.76
Actual	1.71	2.43	2.75	3.13	5.83	6.86	12.38	0.34

[1] DVFA – revised calculation method (without adjustment for amortisation of goodwill)
[2] Earnings per share calculated in accordance with US GAAP

We conduct highly efficient asset management so as to safeguard an optimal return on equity. Equity represents the most expensive method of financing our business. In order to efficiently structure our capital requirements and hence ensure the highest possible return on the capital invested by our shareholders, we therefore make use of more cost-effective capital substitutes. These take various forms, including the securitisation of reinsurance risks and their transfer to the capital markets, long-term subordinated debt (hybrid capital) as well as traditional reinsurance and retrocession arrangements.

Return on equity after tax


in %
25
20
15
10
5
0
1995[1]
1996[1]
1997[1]
1998[2]
1999[2]
2000[2]
2001[2]
Target 14.8% 14.3% 13.9% 13.5% 13.0% 13.5% 12.6%
Actual 18.5% 16.4% 15.8% 16.0% 17.1% 26.0% 0.7%

[1] German-GAAP basis (HGB)
[2] US GAAP-basis; Target: 750 basis points in excess of the average 5-year yield on 10-year government bonds

Our Investor Relations activities: Aimed at consistently generating greater HNR demand than supply

Annual analysts' seminar on selected topics

Bearing in mind that "supply and demand determine the price", we strive to constantly boost awareness of our share in order to generate steadily growing demand. In addition to our participation in numerous investors' fairs and stocks forums organised by various banks and shareholder associations, we attach considerable importance to direct contact with institutional investors. In the year under review, for example, we presented our share at more than 30 individual meetings. These take place both at our head office in Hannover and on international roadshows. In 2001 we also stepped up promotional activities for our share in additional geographical regions. Along with the familiar financial marketplaces of Frankfurt, London and New York, where we are active on a regular basis, we enhanced our presence in France, southern Europe, Scandinavia and the Benelux countries. Not only that, we hold teleconferences with analysts and investors to discuss significant new developments as well as in connection with the release of each quarterly report.

As part of our Investor Relations programme we have also initiated an analysts' seminar, which was held for the first time in 2000 in Hannover. Due to the superb response and heavy demand for this event, the annual organisation of such a seminar covering selected topics in the reinsurance sector now forms part of our standard Investor Relations repertoire. Led by reinsurance specialists from within our company, the seminar is aimed at financial analysts and institutional investors who already have close familiarity with Hannover Re but wish to obtain deeper insights into specialist issues affecting individual business segments. In March 2001 – in

conjunction with the AIFA conference (American Association of Insurance and Financial Analysts) in San Diego – we held a seminar on the subject of program business. The event was attended not only by US analysts but also by almost 30 European capital market experts. This year, too, we shall maintain our already well established tradition of analysts' seminars.

Our Investor Relations activities are also closely attuned to our shareholding structure. This orientation has been assisted by the complete changeover to registered shares and the use of a stock ledger.

Natural persons / corporate entities (as % of free float)


Corporate entities
63%
Natural persons
37%

The breakdown of the shareholding structure into corporate entities and natural persons of course reveals a predominance of the number of institutional investors. Compared to the previous year, however, the strong growth of almost 10 percentage points among private investors reflects not only the special measures which we have taken to attract this group of investors but also the increasing profile of our share.

We had already begun to practice the internationally recognised standards of corporate governance two years ago; today, we very largely fulfill the major criteria. The adoption of the German Corporate Governance Codex in February 2002 responds to the need to align Germany as a financial centre even more closely with international capital market standards and to improve its appeal by enhancing the applicable regulations and increasing their flexibility. We affirm our commitment to the trend towards a standardisation of corporate management and controlling guidelines which is geared towards responsibility and value enhancement in the interests of shareholders. The goal of the codex is to foster the confidence of international and national investors, clients, employees and the public at large in the management and monitoring of German listed companies.

Shareholding structure by countries (as % of free float)


62 other countries
3%
Germany
52%
Luxembourg
3%
Belgium
4%
Switzerland
8%
USA
16%
United Kingdom
14%

In the previous year, for example, we introduced variable remuneration based on the company's performance. One element here is a virtual stock option plan which extends to our managerial staff worldwide. The most important target variable here is the earnings per share, which is defined in advance by the Supervisory Board and the over- or underfulfilment of which determines the number of stock option rights. The development of our share price relative to the unweighted World Reinsurance Index is also taken into account, with superior or inferior performance being treated as a further multiplier for the number of option rights.

It goes without saying that we are also committed to implementing further Corporate Governance requirements. We are currently enhancing our controlling concept by components of an EVA (Economic Value Added) calculation within a VBM (Value Based Management) framework, which is to be used as a basis for managing and measuring the growth in the company's value.

The internet has now evolved into the most up-to-date, quickest and hence one of the most important information tools at the disposal of listed companies. We take full account of this trend through our extensive and constantly updated Investor Relations website. Our annual financial statements are available here in all digital formats, including an interactive HTML report. In addition to our annual report, we also use video clips of our analysts' conferences as well as online teleconferences to convey infor-

mation. Our Internet site also provides complete data on our share, a description of our business activities and of course an overview of the prospects for our company's development. A further milestone is the establishment of Hannover Re's own Internet service company, which coordinates our Group-wide Internet presence – taking into account all our subsidiaries. We invite you to visit our English-language website at www.hannover-re.com.

The opinions of our analysts

"EUR 1.3bn WTC loss, EUR 400m net, EUR 920m recoverable are all secure: well done, Hannover Re! HNR's retrocession result from the WTC loss shows its excellent capital management. Immediately after September 11 HNR signed highly attractive property and casualty covers especially in aviation and US property, leading us to believe the firm should benefit above market average from the hardening market. With strong growing life and financial reinsurance, HNR owns a highly attractive portfolio".

Michael H. Haid
Sal. Oppenheim, Frankfurt
April 2002

"Recent confirmation of a breakeven profit target for 2001 has helped reassure the market [...] and has boosted Hannover Re's image in terms of underwriting quality".

Thomas Fossard
BNP Paribas, Paris
March 2002

"Overall, Hannover Re can be credited with very good management in the allocation of available capital. Clear targets and transparency are the hallmarks of the system implemented in recent years, and they promote the generation of shareholder value. Good Asset/Liability Management rounds off the management systems and provides additional flexibility".

Dierk Schaffer
WGZ-Bank, Düsseldorf
February 2002

"Due to its anticyclical underwriting policy Hannover Re is likely to profit disproportionately strongly from the turnaround".

Lars Niggeling
Bank Vontobel, Cologne
February 2002

"With the latest outlook for 2002 Hannover Re's management breathed new life into the investment story. In the final analysis the "flight to quality" – a trend which began some time ago – continues unchecked. In other words, in the wake of recent events (and insurance bankruptcies) many market players now prefer to pay a higher premium for a reinsurer with a better rating than ultimately risk the uncertainty of losing insurance protection by paying a lower premium to a more poorly rated reinsurer. This is a trend from which not only the "AAA"-rated insurers but also "AA"-rated providers such as Hannover Re will profit".

Ralph Lutz
HypoVereinsbank, Munich
February 2002

"An unusually bullish walk-through of the renewal season also reflects well on the group's 2002 prospects.".

William Hawkins
Fox-Pitt, Kelton, London
February 2002

"While being just outside of the „bulge bracket" category, Hannover Re has sizeable non-life reinsurance operations with a strong position in certain attractive and defendable niches. Its life reinsurance business is by far the largest among the mid-tier players and its product range can rival that of most industry leaders. Its ART operations have produced spectacular returns in the past, and while we conservatively expect the returns to decline significantly, ART is likely to continue to be a high value generator for the company".

Alex Orloff
Bank of America, London
January 2002

"Capital management is best-in-class and transparency is exemplary. [...] We think the company is well-positioned and is an attractive alternative".

Simon Fößmeier
Bank Julius Bär, Frankfurt
January 2002

"A mark of confidence in the profitability of the business it has written this year, Hannover Re has been quick to show its determination to take full advantage of today's rates conditions".

Frédéric Bourgeois,
Natexis Capital, Paris
January 2002

"On the basis of its well-diversified portfolio the Hannover Re Group can react more swiftly to positive and negative margin trends in individual market segments".

Dirk Krieger, Ulrich Vogel
NORD/LB, Hannover
December 2001

"Its niche strategy makes Hannover Re the most profitable reinsurer in our universe, and in normal years the broadly diversified portfolio serves to smooth results".

Frank Stoffel
WestLB Panmure, Düsseldorf
December 2001

Share information

in EUR	2001	2000	1999	1998	1997	1996
Earnings per share (diluted)	0.34	12.38	6.86	5.83	3.13**	2.75**
Dividend per share	–	2.30	2.05	1.94	1.74	1.61
Corporation-tax credit	–	1.09*	0.86	0.24	0.24	0.19
Gross dividend	–	3.64*	2.91	2.18	1.98	1.80

** incl. bonus of EUR 0.25*
*** DVFA earnings per share in accordance with German accounting principles*

Security identification number:	840 221
Stock exchange ID:	Share: Investdata: HNR Bloomberg: HNR1 GY Reuters: HNRGn.DE HNRGn.F ADR: HVRRY ISIN: DE 000 84 022 15
Exchange listings:	Germany Listed on all German stock exchanges; Xetra, Frankfurt and Hannover in official trading USA American Depositary Receipts (Level 1 ADR-Program), OTC (over-the-counter-market)
First listed:	30 November 1994
Majority shareholder:	HDI Haftpflichtverband der Deutschen Industrie V.a.G. (75%)
Common stock as at 31 December 2001:	EUR 82,798,545.89
Number of shares as at 31 December 2001:	32,387,976 no-par value registered shares
Market capitalisation as at 31 December 2001:	EUR 2.196 milion
Highest share price in 2001:	EUR 103.70
Lowest share price in 2001:	EUR 38.51
Annual General Meeting:	24 May 2002, 10:30 a.m. Hannover Congress Centrum Kuppelsaal Theodor-Heuss-Platz 1-3 30175 Hannover, Germany

Financial calendar 2002

25 April 2002	**Press conference on the annual results 2001** Beginning 2:00 p.m. Hannover Rückersicherungs-AG Karl-Wiechert-Allee 50 30625 Hannover, Germany
26 April 2002	**DVFA Analysts' meeting, Frankfurt**
26 April 2002	**Analysts' meeting, London**
24 May 2002	**Annual General Meeting** Beginning 10:30 a.m. Hannover Congress Centrum Theodor-Heuss-Platz 1-3 30175 Hannover, Germany
24 May 2002	**Interim Report 1/2002**
21 August 2002	**Interim Report 2/2002**
20 November 2002	**Interim Report 3/2002**

We consider a long-term, strategic mind-set and way of conducting business to be a crucial factor in our Group's success. This calls for vision, on the one hand, but also necessitates concrete strategic objectives, which serve to guide our company's tactical orientation.

In order to update or redefine these necessary visions and objectives, we draw up a strategy document setting out such goals roughly every three years. This document is – very deliberately – kept concise and is not printed on "glossy paper", rather, as a normal working paper, it is intended to serve as a guideline for our day-to-day actions.

With the aim of familiarising you more closely with these guidelines we have set out below our self-image and the strategic objectives (our "ten commandments") which apply to our Group as a whole.

Self-image

We strive to assert our position in the international reinsurance markets as an important, optimally diversified reinsurance group of above-average profitability in order to secure our long-term survival as an independent enterprise.

Our actions are guided by the goal of constant value enhancement for all our shareholders. It is essential for us to present our share as a solid and attractive investment.

As a "somewhat different reinsurer" we chart our own course. Its hallmarks are the power of innovation, flexibility, a readiness to perform and, most notably, the quality of our services.

1. Profit target

In order to generate above-average returns on the capital invested by our shareholders, we strive to achieve, as an absolute minimum for the Hannover Re Group, an operating result on a moving 5-year average which in relation to our capital, as per US GAAP, corresponds to at least the average 10-year government bond yield plus a risk premium of 750 basis points.

In addition, our goal is to increase the earnings per share by at least 10% annually.

2. Capital requirements/costs

In order to ensure the attainment of our minimum return-on-equity target, our pricing always makes allowance for corresponding capital costs. These capital costs are determined and differentiated according to risk-based-capital considerations based on a degree of risk that tolerates the omission of the dividend payment not more than once in 25 years.

In the light of the increasing "flight to quality", the ratings which have a bearing on our industry are assuming greater importance. Consequently, our capital must ensure a sustainable Standard & Poor's rating of at least AA (equivalent to A+ from A.M. Best).

The divergence between capital requirements under risk-based-capital considerations and the actual capital stock generates excess capital. Such excess capital is exposed to risk in accordance with our profit targets.

In order to keep our capital costs as low as possible, we prefer, to the extent of the rating agencies' tolerance limits, debt over equity. In addition, we also make intensive use of capital substitutes (transfer of risks to the capital market as well as conventional retrocession).

3. Share price

With a view to minimising the costs of raising equity capital, the performance of our share assumes key importance. The development of the earnings per share and our investor relations activities are intended to ensure a share price development exceeding, on a moving 3-year average, the performance of the unweighted World Reinsurance Index.

4. Allocation of resources

As a reinsurer whose roots are in the highly competitive, cyclical and volatile property and casualty treaty reinsurance sector, investments in the optimisation of the portfolio mix enjoy top priority. Within the individual strategic business segments, we identify geographical, line-of-business and product priorities which take precedence in the event of investment conflicts.

5. Growth

For us, growth means first and foremost an increase in profit, not an expansion of the (gross or net) premium income. Acquisitions are considered inasmuch as they help us to achieve our strategic priorities faster and meet our profit targets and return-on-investment requirements. Equity stakes in primary insurers are, however, not considered a sensible growth vehicle.

6. Invested assets

The general objective of our investment strategy is to generate an optimal profit contribution to the overall business result. Due to the already high degree of risk inherent in our principal business of reinsurance, however, risk limitation takes precedence over yield maximisation.

The fundamental approach to the structure of our invested assets is that equity as per US GAAP is invested on a long-term basis (preferably in equity securities), with the technical reserves being invested on a short and medium-term basis. More advanced optimisation of the structure of our invested assets is to be achieved by way of sophisticated asset liability management.

7. Organisation and infrastructure

We strive for an efficient organisation geared to our business processes with a minimum of bureaucracy.

Information management is increasingly evolving into a crucial competitive factor. Our information and communication systems must therefore optimally support our business processes and, after cost/benefit considerations, be based on state-of-the-art technological developments. Investments required to accomplish this goal are given priority.

Our accounting systems are organised in such a way that they satisfy the demands of the international capital markets as well as internal management and controlling requirements.

8. Human resources policy

For a globally active financial services organisation with a professional clientele, the skills and motivation of our staff are just as important success factors as capital resources. For this reason, we offer a working environment that is designed to appeal to performance-minded employees who identify with our corporate objectives. Our human resources development and leadership activities are geared to the constant enhancement of our staff's skills and motivation. By delegating tasks, authority and responsibility wherever possible and by setting demanding performance targets, we foster entrepreneurial thinking at all levels. In the case of members of the international management team, this principle is also reflected in performance-related remuneration components and in attractive stock options.

9. Quality

Quality enjoys a special status in our way of thinking and the way we do business. By means of specific actions and a constant process of quality improvement, we strive to become the quality leader in international reinsurance ("Clients prefer to work with us!") in order to attain competitive advantages.

10. Risk management

Our risk management system regularly monitors all global, strategic and operating risks within the Hannover Re Group. In addition to control and early warning systems for traditional underwriting risks, systems are developed and maintained for the identification and containment of all other risks which may have a bearing on the Group's survival.

Quantitative objectives

Due to extraordinary tax effects associated with the change in the rates of corporation tax in 1999 and 2001, the target figures for 2001 and 2002 are based on the 1998 results, the last "normal year".

In order to ensure the achievement of our company-wide return-on-equity target, we have broken down this goal into specially defined units within our total business volume. To this end, we subdivided our total business into 40 units, each characterised by the greatest possible homogeneity from the risk perspective.

In this regard, the level of risk – primarily determined by the volatility of the technical result – is the yardstick for the capital requirement of each risk unit. The principle applied here is the greater the volatility of results, the higher the capital requirement. The capital requirement of each individual risk segment can then be specified accordingly.

By combining these insights with our return-on-equity target, it is possible to calculate a minimum profit margin that every concluded treaty must generate in order to produce a satisfactory return on equity. This enables our underwriters to examine the contribution made by every single proposed treaty to the achievement of our return-on-equity target. The accomplishment of this goal forms an important integral part of the agreements on targets drawn up with our managerial staff and hence also of our system of remuneration. In this way, we ensure at the operating level that our return-on-equity target is fulfilled for the Group as a whole.

CONSOLIDATED BALANCE SHEET *as at 31 December 2001*

Assets Figures in EUR thousand	Notes	2001	2000
Fixed-income securities – held to maturity	5.1	284 070	267 031
Fixed-income securities – available for sale	5.1	8 422 878	6 518 580
Fixed-income securities – trading	5.1	46 895	40 869
Equity securities – available for sale	5.1	1 021 451	1 593 969
Equity securities – trading	5.1	8 879	–
Real estate	5.1	311 207	228 540
Other invested assets	5.1	578 578	593 415
Short-term investments	5.1	622 569	475 849
Total investments without cash		11 296 527	9 718 253
Cash		830 659	482 262
Total investments and cash		12 127 186	10 200 515
Prepaid reinsurance premiums	5.2	910 068	823 915
Reinsurance recoverables on benefit reserve	5.2	493 650	254 696
Reinsurance recoverables on unpaid claims	5.2	6 758 763	3 532 690
Reinsurance recoverables on other reserves	5.2	113 017	6 392
Deferred acquisition costs	5.2	1 196 459	714 427
Accounts receivable		3 148 683	3 296 030
Funds held by ceding companies		7 150 799	3 995 706
Goodwill	5.4	263 258	266 066
Other assets	5.13	291 574	275 591
Accrued interest and rent		194 137	131 574
		32 647 594	23 497 602

Liabilities

Figures in EUR thousand	Notes	2001	2000
Loss and loss adjustment expense reserve	5.2	18 859 679	12 782 710
Policy benefits for life and health contracts	5.2	3 908 584	3 043 573
Unearned premium reserve	5.2	2 312 432	1 608 381
Provision for contingent commission	5.2	144 228	114 243
Other technical provisions	5.2	35 323	22 117
Reinsurance payable		1 336 760	1 378 184
Funds held under reinsurance treaties		1 744 536	817 609
Contract deposits		261 250	109 773
Minorities	5.9	307 811	294 134
Other liabilities	5.13	460 673	307 740
Taxes	5.5	99 070	171 955
Provision for deferred taxes	5.5	588 555	741 102
Notes payable	5.8	797 148	415 105
Surplus debenture	5.8	119 517	117 597
Total liabilities		30 975 566	21 924 223
Stockholders' equity			
Common stock	5.9	82 799	75 493
Nominal value 82 799 Authorised capital 13 461			
Additional paid-in capital		388 816	201 794
Cumulative comprehensive income			
Unrealised appreciation/depreciation of investments, net of deferred taxes	5.10	31 164	71 413
Cumulative foreign currency conversion adjustment, net of deferred taxes	5.10	(58 192)	-8 800
Other changes in cumulative comprehensive income	5.10	(15 893)	864
Total comprehensive income		(42 921)	63 477
Treasury stock	5.11	-	–
Retained earnings			
Beginning of period		1 232 615	900 630
Net income		11 084	364 880
Dividend paid		(69 990)	(80 426)
Other changes		69 625	47 531
		1 243 334	1 232 615
Total stockholders' equity		1 672 028	1 573 379
		32 647 594	23 497 602

CONSOLIDATED STATEMENT OF INCOME *for the 2001 financial year*

Figures in EUR thousand	*Notes*	*2001*	*2000*
Gross written premiums		11 507 489	8 320 493
Ceded written premiums		4 409 828	3 016 514
Change in gross unearned premiums		(623 721)	(216 922)
Change in ceded unearned premiums		22 119	123 127
Net premiums earned		6 496 059	5 210 184
Ordinary investment income	5.1	941 988	798 947
Realised gains on investments	5.1	190 006	251 168
Realised losses on investments	5.1	134 053	70 524
Unrealised gains and losses on investments	5.1	21 332	(4 402)
Other investment expenses	5.1	73 567	106 509
Net investment income	5.1	945 706	868 680
Other technical income		17 831	18 704
Total revenues		7 459 596	6 097 568
Claims and claims expenses	5.2	5 795 449	4 467 863
Change in policy benefits for life and health contracts	5.2	297 973	37 494
Commission and brokerage	5.2	1 028 602	903 946
Other acquisition costs	5.2	11 667	17 627
Other technical expenses		79 869	71 468
Administrative expenses		178 574	179 675
Total technical expenses		7 392 134	5 678 073
Profit or loss on ordinary activities		67 462	419 495
Amortisation of goodwill	5.4	13 377	11 679
Other income/expenses	5.15	(943)	(103 540)
Net income before taxes		53 142	304 276
Taxes (tax yield in 2000)	5.5	17 505	129 025
Minority interest		(24 553)	(68 421)
Net income		11 084	364 880

Figures in EUR thousand	Notes	2001	2000
Other comprehensive income	5.10		
Net unrealised appreciation/depreciation of investments		(40 249)	22 680
Cumulative foreign currency conversion adjustments		(49 392)	(27 937)
Other comprehensive income		(16 757)	(2 091)
Net comprehensive income		(95 314)	357 532
Earnings per share	5.12		
Earnings per share in EUR		0.34	13.29
Diluted earnings per share in EUR		0.34	12.38

CASH FLOW STATEMENT *for the 2001 financial year*

Figures in EUR thousand	2001	2000
I. Cash flows from operating activities		
Consolidated net income (after tax)	11 084	364 880
Appreciation/depreciation	54 434	88 502
Net realised gains and losses on investments	(55 953)	(180 644)
Amortisation of investments	(2 650)	(10 925)
Changes in funds held	(2 179 236)	(897 298)
Changes in prepaid reinsurance premiums (net)	603 500	77 205
Changes in tax assets/provisions for taxes	(212 995)	(228 831)
Changes in benefit reserves (net)	569 958	679 796
Changes in claims reserves (net)	2 695 687	1 023 537
Changes in deferred acquisition costs	(482 738)	(220 218)
Changes in other technical provisions	(89 396)	20 883
Changes in clearing balances	119 083	(605 279)
Changes in other assets and liabilities (net)	93 182	(567 173)
Cash flows from operating activities	1 123 960	(455 565)

	2001	2000
Income taxes paid (-)/refunded (+)	(97 620)	(95 269)
Interest paid	(88 554)	(96 205)

	2001	2000
II. Cash flows from investing activities		
Fixed income securities – held to maturity		
Maturities	15 705	11 924
Purchases	(31 745)	(14 165)
Fixed income securities – available for sale		
Maturities, sales	3 377 429	1 803 328
Purchases	(4 986 378)	(1 766 656)
Equity securities – available for sale		
Sales	831 694	562 338
Purchases	(400 488)	(565 639)
Other invested assets		
Sales	312 654	306 625
Purchases	(300 176)	(419 630)
Affiliated companies and participating interests		
Sales	26 500	11 002
Acquisitions	(53 939)	(80 704)
Real estate		
Sales	1 094	–
Acquisitions	(84 360)	(7 148)
Short-term investments		
Changes	(151 176)	235 194
Other changes (net)	(7 972)	195 895
Cash flows from investing activities	(1 451 158)	272 364

Figures in EUR thousand	*2001*	*2000*
III. Cash flows from financing activities		
Changes in treasury stock	–	230
Inflows from capital increases	209 644	12 782
Net changes in contract deposits	156 214	168 850
Dividend paid	(69 990)	(80 426)
Changes in notes payable	350 646	(925)
Other changes	30 594	116 134
Cash flows from financing activities	677 108	216 645
IV. Exchange rate differences on cash	(1 513)	11 552
Change in cash and cash equivalents (I.+II.+III.+IV.)	348 397	44 996
Cash and cash equivalents at the beginning of the period	482 262	437 266
Change in cash and cash equivalents according to cash flow statement	348 397	44 996
Cash and cash equivalents at the end of the period	830 659	482 262

SEGMENTAL REPORT *as at 31 December 2001*

In the following table we have allocated the underwriting assets and liabilities as at 31 December 2001 and 2000 to our business segments after eliminating intergroup transactions across segments:

Segmentation of underwriting assets and liabilities

Figures in EUR thousand	*Property/ casualty reinsurance 2001*	*Property/ casualty reinsurance 2000*	*Life/ health reinsurance 2001*	*Life/ health reinsurance 2000*
Assets				
Prepaid reinsurance premiums	135 664	112 460	503	359
Deferred acquisition costs (net)	218 873	135 330	889 117	577 863
Reinsurance recoverables on benefit reserves	–	–	493 650	254 696
Reinsurance recoverables on incurred claims and others	3 309 175	1 329 943	187 807	195 144
Funds held by ceding companies	376 714	301 436	3 007 960	1 887 236
Total underwriting assets	4 040 426	1 879 169	4 579 037	2 915 298
Liabilities				
Loss and loss adjustment expense reserve	10 120 457	7 497 745	1 087 888	952 999
Policy benefits for life and health contracts	–	–	3 908 584	3 043 573
Unearned premium reserve	1 016 839	701 855	15 926	4 723
Other technical provisions	135 574	121 977	36 661	6 680
Funds held under reinsurance treaties	735 653	403 926	331 418	347 076
Total underwriting liabilities	12 008 523	8 725 503	5 380 477	4 355 051

Program business 2001	Program business 2000	Financial reinsurance 2001	Financial reinsurance 2000	Total 2001	Total 2000
773 901	673 482	–	37 614	910 068	823 915
86 879	(262)	1590	1 496	1 196 459	714 427
–	–	–	–	493 650	254 696
2 540 021	1 876 231	834 777	137 764	6 871 780	3 539 082
34 693	63 159	3 731 432	1 743 875	7 150 799	3 995 706
3 435 494	2 612 610	4 567 799	1 920 749	16 622 756	9 327 826
3 107 002	2 175 503	4 544 332	2 156 463	18 859 679	12 782 710
–	–	–	–	3 908 584	3 043 573
1 153 976	792 972	125 691	108 831	2 312 432	1 608 381
2 841	–	4 475	7 703	179 551	136 360
309 520	8 040	367 945	58 567	1 744 536	817 609
4 573 339	2 976 515	5 042 443	2 331 564	27 004 782	18 388 633

SEGMENTAL REPORT *as at 31 December 2001*

Segmental statement of income

Figures in EUR thousand	*Property/ casualty reinsurance 2001*	*Property/ casualty reinsurance 2000*	*Life/ health reinsurance 2001*	*Life/ health reinsurance 2000*
Gross written premiums	4 938 461	3 385 386	2 371 022	2 090 506
Net premiums earned	2 989 302	2 524 439	1 740 263	1 592 297
Claims and claims expenses	2 795 966	2 033 826	1 066 010	1 209 010
Change in policy benefits for life and health contracts	–	–	(297 973)	(37 494)
Commission and brokerage and other technical expenses	603 834	625 844	492 601	424 602
Other technical income	13 468	4 323	2 949	13 949
Investment income	361 353	471 930	196 751	204 347
Administrative expenses	84 261	75 444	32 459	56 869
Net technical and investment income	(119 938)	265 578	50 920	82 618
Other expenses	(37 971)	45 851	6 473	51 720
Net income before tax	(81 967)	219 727	44 447	30 898
Taxes (tax yield)	(14 387)	(108 729)	15 764	(27 658)
Minority interest	(7 946)	(61 943)	(5 452)	(4 624)
Net income	(75 526)	266 513	23 231	53 932

Program business 2001	*Program business 2000*	*Financial reinsurance 2001*	*Financial reinsurance 2000*	*Total 2001*	*Total 2000*
2 457 400	1 974 407	1 740 606	870 194	11 507 489	8 320 493
486 149	292 699	1 280 345	800 749	6 496 059	5 210 184
376 015	261 809	1 557 458	963 218	5 795 449	4 467 863
–	–	–	–	(297 973)	(37 494)
10 953	(4 365)	12 750	(53 040)	1 120 138	993 041
–	–	1 414	432	17 831	18 704
29 647	24 682	357 955	167 721	945 706	868 680
59 040	42 686	2 814	4 676	178 574	179 675
69 788	17 251	66 692	54 048	67 462	419 495
40 404	14 650	5 414	2 998	14 320	115 219
29 384	2 601	61 278	51 050	53 142	304 276
10 235	3 394	5 893	3 968	17 505	(129 025)
(1 325)	3 902	(9 830)	(5 756)	(24 553)	(68 421)
17 824	3 109	45 555	41 326	11 084	364 880

Hannover
Rückversicherungs-AG

Karl-Wiechert-Allee 50
30625 Hannover
Germany

Telephone +49/511/5604-0
Fax +49/511/5604-1188
info@hannover-re.com

www.hannover-re.com

Investor Relations/
Public Relations

Ralf Arndt

Telephone +49/511/5604-1500
Fax +49/511/5604-1648
ralf.arndt@hannover-re.com

Investor Relations

Holger Verwold

Telephone +49/511/5604-1736
Fax +49/511/5604-1648
holger.verwold@hannover-re.com

Public Relations

Gabriele Handrick

Telephone +49/511/5604-1502
Fax +49/511/5604-1648
gabriele.handrick@hannover-re.com